Form 20-F
period 2003-12-31
BIOPROGRESS PLC
filed 2004-07-15
CIK 1210959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO             .

Commission File number 333-102045

BIOPROGRESS PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

14 Hostmoor Avenue

March, Cambridgeshire,

United Kingdom PE15 0AX

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None

Securities registered or to be registered pursuant to Section 12(g) of the Act

Ordinary Shares, par value £0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Ordinary Shares, par value £0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

102,438,071 Ordinary Shares, par value £0.01 per share

79,000 convertible preference shares, par value £0.005 per share

88,000 redeemable preference shares, par value £0.005 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  YES    ☐   NO

Indicate by the check mark which financial statement item registrant has elected to follow.     ☐  ITEM 17     ☒  ITEM 18

i

Introduction and Use of Certain Terms

BioProgress PLC is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the terms “BioProgress”, the “Company”, “we”, “our” and “us” refers to BioProgress PLC and its subsidiaries.

BioProgress files reports and other information electronically with the Securities and Exchange Commission (the “SEC”) located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of our filings on EDGAR with the SEC by accessing the SEC website located at www.sec.gov.

BioProgress is also subject to the informational requirements of UK company legislation, in particular the Companies Acts 1985 and 1989 (as amended), the Public Offers of Securities Regulations 1995 (as amended), the Criminal Justice Act 1993 (as amended) and the Financial Services and Markets Act 2000, and is required to file annual accounts and certain other administrative information with the Registrar of Companies in England and Wales. BioProgress must file an annual return containing basic company information with the Registrar of Companies in England and Wales within 28 days after each anniversary of the company’s incorporation date. Under the Companies Act 1985, BioProgress, as a public company, must deliver audited accounts to the Registrar of Companies in England and Wales within seven months of the end of each financial year. As long as the Company’s shares are admitted to trading on the Alternative Investment Market of the London Stock Exchange, it must follow the requirements of the Alternative Investment Market rules (which include requirements to publish half-yearly reports and annual audited accounts). As a public limited company, it must also follow the requirements of the City Code on Takeovers and Mergers and the Rules governing Substantial Acquisition of Shares. Such reports and other information is available from the Registrar of Companies in England and Wales or through a regulatory information service approved by the London Stock Exchange or through the Alternative Investment Market section of the London Stock Exchange website (http://www.londonstockexchange.com) as applicable.

The Company’s executive offices and principal place of business are located at 14 Hostmoor Avenue, March, Cambridgeshire, United Kingdom. PE15 0AX. The registered and records offices of the Company are also located at the same address.

Forward-Looking Statements

This annual report contains certain forward-looking statements that are based on the belief of our management as well as assumptions made by, and information currently available to, us. These statements are accompanied by, and should be read in conjunction with, an explanation of important factors that could cause actual results to differ materially from those in the forward-looking statements. When issued in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “plan” and “intend” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Among other statements, statements regarding our financial position, operational and financial goals and objectives, including those under “Risk Factors”, “Operating and Financial Review and Prospects” and “Business” are forward looking in nature.

Forward-looking statements reflect the current view of our management with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements, including, among others, the factors identified under “Risk Factors” and the following:

•	failure to maintain adequate capital resources;

•	competition to our products and businesses;

•	lack of acceptance of any new products we may develop;

•	changes in demand for our products or services;

•	technological changes and new products developed by our competitors;

•	changes in currency exchange rates;

•	changes in general economic and business conditions in the countries in which we operate;

ii

•	changes in business strategy; and

•	infringement of our intellectual property.

Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. Financial data for the years ended December 31, 1999, 2000, 2001 and 2002 are derived from the financial statements of BioProgress Technology International, Inc., which, in the case of 1999, 2000 and 2001, have been audited by Arthur Andersen LLP and in the case of 2002 Grant Thornton, independent chartered accountants, and in each case have been prepared in accordance with U.S. GAAP. Financial data for the year ended December 31, 2003 are derived from the financial statements of the Company, which have been audited by Grant Thorton UK LLP, independent chartered accountants, and which have been prepared in accordance with U.S. GAAP.

The financial data set out below should be read in conjunction with the consolidated financial statements and notes thereto, as well as “Item 5: Operating and Financial Review and Prospects”, included elsewhere in this annual report. The consolidated financial data for the year ended December 31, 1999 has been derived from audited consolidated financial statements not included in this annual report.

	2003	2002	2001	2000	1999
			(As Restated)	(As Restated)
Statement of operations data:
Net revenues	$1,684,911	$2,317,571	$966,738	$925,351	$293,582
Loss from operations	(4,916,910)	(5,890,330)	(6,696,604)	(6,890,446)	(3,017,529)
Loss from continuing operations	(4,868,053)	(6,897,371)	(7,829,092)	(9,483,835)	(3,076,944)
Other income, net	—	—	—	—	—
Net loss	(4,576,512)	(6,897,371)	(7,829,092)	(9,483,835)	(3,076,944)
Net loss from operations per share	(0.07)	(0.12)	(0.15)	(0.17)	(0.10)
Net loss from continuing operations per share	(0.07)	(0.14)	(0.17)	(0.23)	(0.10)
Net loss per common share outstanding/diluted	(0.07)	(0.14)	(0.17)	(0.23)	(0.10)
Weighted average number of common shares outstanding/diluted	70,372,161	48,662,980	45,730,823	40,401,395	30,159,566

Balance sheet data:
Current assets	14,598,955	588,311	1,623,635	5,839,268	636,101
Current Liabilities	1,502,008	4,554,682	3,667,001	2,358,720	2,753,571
Total assets	19,335,426	5,662,572	9,802,703	13,261,108	8,298,584
Stockholders’ equity	17,832,048	342,930	5,528,832	10,611,228	5,418,418

CURRENCIES AND EXCHANGE RATES

In this report, references to “pounds sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom and references to “UK” mean the United Kingdom. References to “dollars”, “$” or “¢” are to the lawful currency of the United States, and references to “United States” and “US” mean the United States of America, its states, territories, possessions and all areas subject to its jurisdiction.

The following table sets out, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollars per £1.00. The average rate is based on the average of noon buying rates on the last day of the month or period as the case may be during the relevant period. On July 1, 2004, the noon buying rate translated to £1.00 = $1.82.

High and low exchange rates for the previous six months:

	High	Low
January 2004	$1.85	$1.79
February 2004	$1.90	$1.82
March 2004	$1.87	$1.79
April 2004	$1.64	$1.59
May 2004	$1.84	$1.75
June 2004	$1.84	$1.81

Average exchange rates of U.S. dollars per pound sterling for the past five years:

Calendar Year	Average
1999	$1.62
2000	$1.52
2001	$1.44
2002	$1.51
2003	$1.67

We make no representation that the amounts referred to above could have been or could be converted into the foregoing currencies at any particular rate or at all.

RISK FACTORS

This annual report contains forward-looking statements that involve risks and uncertainties. The following factors, among others, could cause our actual results to differ materially from those anticipated in the forward-looking statements in this report or presented elsewhere by management from time to time.

Risks Related to Our Business

Our limited operating history makes evaluating our business difficult.

We began demonstrations of our XGEL™ product during the early part of 2000 and executed the first sale of a license of XGEL™ film systems during August 2000. Accordingly, we have only a limited operating history in order to evaluate our business. The risks, expenses and difficulties that an early-stage company like ours faces must be considered. These risks include our ability to successfully complete the production engineering, manufacture and commissioning of each of the six XGEL™ products that currently form our product offering. We must:

•	successfully respond to competitive developments;

•	continue to upgrade our products and service offerings;

•	continue to attract, retain and motivate qualified personnel; and

•	continue to attract financing to support the planned growth of our business.

We believe that period-to-period comparisons of our operating results are not meaningful.

Growth of our business may suffer if new customers do not accept our product offerings.

We have historically derived our revenues (other than immaterial amounts) from XGEL™ products and associated services in the form of fees pursuant to research and development contracts. We anticipate that these sources together with XGEL™ related license fees, sales of XGEL™ film and film systems will continue to account for almost all of our revenues for the foreseeable future. Neither we nor our customers have yet introduced commercialized versions of gelatin replacement encapsulation products. As a result, our business will suffer if the market does not accept our product offerings and our future enhancements of these product offerings. If demand for our product offerings drops as a result of competition, technological change or other factors, our revenue could decrease.

The market for gelatin replacement materials and means of processing is still emerging and it may not continue to grow. Even if the market does grow, businesses may not adopt our product offerings as gelatin substitutes. We have expended, and intend to continue to expend, considerable resources educating potential customers about the XGEL™ products and our services in general and about the features of the XGEL™ film system and new product development opportunities afforded by it in particular. However, our product offerings may not achieve any additional degree of market acceptance.

The loss of one of our largest customers could cause our revenues to drop quickly and unexpectedly.

A significant amount of revenues for 2003 came from two customers: $1,000,000 of the revenue was from Farmaserria and $500,000 from FMC BioPolymer. See “Item 5: Operating and Financial Review and Prospects.” We do not expect a similar amount of revenue from Farmaserria due to our new agreements with FMC and Perrigo, which will replace much of this business.

In fiscal 2001, our top five customers accounted for 93% of total revenues with Proctor and Gamble accounting for 43% and four other customers (Boots, EcoProgress, Peter Black and VAX) contributed the remaining 50%. In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under research and development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these research and development contracts.

Our contract with the Proctor & Gamble Company has been completed. Our contract with Bristol-Myers Squibb expires in 2022. Our contract with Convatec expires in 2022. Our contracts with Peter Black have terminated in connection with the sale of the business assets of Peter Black Healthcare Limited, the division of Peter Black plc which would have utilized our technology. Our contract with Farmasierra has been terminated as we are focusing the commercialization efforts for NROBE® on our relationship with FMC. Our contract with Boots expires in 2022. Although we have written agreements with our customers, the revenue generated from these contracts depends upon the successful commercialization of consumer products using our technology. We cannot be certain that our customers will continue to do business with us after the contracts expire, that business from existing customers will continue at the levels of previous periods, or that we will be able to do a significant amount of business with new customers. If we lose one of our customers, our revenues could drop more quickly than we could reduce expenses. This could substantially harm our financial results.

We depend upon licenses with manufacturers for revenue which makes our revenues dependant upon the success of our customers to commercialize and sell products incorporating our technology.

Revenues from our technologies will be dependent upon the production and sale of products utilizing our technologies. We do not currently possess the ability or resources necessary to complete on our own the development, testing, regulatory approval process and commercialization for products utilizing our technologies and we do not currently intend independently to market products incorporating our technologies in the foreseeable future. It is our strategy to seek to enter into agreements with manufacturers which will assist us in developing, testing and obtaining governmental approval for, and the marketing and commercialization of, the various formulations of our technologies. The amount of revenue we will earn under our customer contracts is dependant upon our licensee’s ability to commercialize products using our XGEL™ technology.

In February 2004, we executed agreements with FMC BioPolymer, a business unit of FMC Corporation whereby FMC has acquired an exclusive worldwide licence for our NROBE® dosage form, process, equipment and enabling technology. FMC will assume full responsibility for the commercialisation of NROBE® and our success in generating revenues from our NROBE® dosage form will be dependent entirely upon FMC’s success in commercializing NROBE®. Although, FMC must purchase specified numbers of NROBE® machines to maintain its exclusive license rights and must purchase 50% of its film requirements from us, these agreements do not contain any minimum royalty payments and thus royalty payments are completely dependent upon FMC’s success in commercializing the NROBE® dosage form. We are therefore completely dependent upon FMC to commercialize our NROBE® dosage form.

We may be unable to enter into additional collaborative arrangements with respect to product development utilizing our technologies. Existing or future collaborative arrangements may not lead to successful consumer product sales. Milestones to receive revenue in such agreements may not be met. If we are unable to obtain development assistance and funds from manufacturers to fund a portion of our product development costs and to commercialize products, we may have to delay, scale back or curtail one or more of our activities.

We have no control over the resources and the attention devoted by our collaborative partners to the development of a product candidate and, to the extent resources devoted are limited, products using our technology may not be commercially successful. If any of our collaborators breaches or terminates its agreement with us or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, and we may be required to devote unforeseen additional resources to continue such development or commercialization, or terminate such programs. Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time consuming and expensive

Our stock price or our business could be adversely affected if we are not able to efficiently integrate acquisitions.

We have consummated and we may continue to pursue acquisitions that provide new technologies, products or service offerings. In March 2004, we acquired certain of the assets of Aquafilm LLC in the United States. Due to our limited cash resources, future acquisitions by us may involve potentially dilutive issuances of equity securities. We also may incur substantial additional liabilities and expenses, such as debt. Acquisitions involve numerous risks, including:

•	difficulties in the assimilation of the operations, technologies;

•	integration of products and personnel of the acquired company;

•	the diversion of our small management team’s attention from other business concerns;

•	risks of entering markets in which we have no or limited prior experience; and

•	the potential loss of key employees of the acquired company.

Any or all of the above could reduce our revenue or delay or restrict the growth of our business

We have a limited ability to protect our intellectual property rights and others could infringe on or misappropriate our proprietary rights.

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, trademark and trade secret laws, confidentiality procedures and contractual provisions.

As a small company with limited resources to devote to protecting our intellectual property we may not have protected all of our intellectual property rights. In addition, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States and certain European countries. Furthermore, our competitors may independently develop technology similar to ours.

The number of intellectual property claims may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may still claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all. See “Item 8: Legal Proceedings” for information on certain legal proceedings involving our intellectual property.

We depend on key personnel for our success, the loss of any of whom could affect the growth and development of our business.

Our success depends upon the continued contributions of our executive officers and scientific and technical personnel especially R. Graham Hind, Elizabeth Edwards, Ian Thompson, Jason Teckoe and Edwards Nowak. During our operating history, many key responsibilities have been assigned to a relatively small number of individuals. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect the growth and development of our business. We have employment agreements with each of our senior management and certain key scientific personnel.

We may be subject to future product liability claims which could be time consuming and costly.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of products used for human ingestion. Product liability results from harm to end users using our products that were either not communicated as a potential side-effect or were more extreme than communicated. Although we believe that the ingredients used in our products are not harmful, the risk of accidental contamination of or injury from our products cannot be completely eliminated.

While our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective under the laws of certain jurisdictions. Although we believe our products contain suitable substances for human ingestion, products using our technology have not been distributed widely yet and therefore adverse reactions may occur once our products are available on a wide scale basis. While we have not experienced any product liability claims to date, we may be subject to such claims in the future. Defending these claims, regardless of merit, could entail substantial expense and require the time and attention of key management personnel.

We are dependent on a small number of suppliers with some of whom we do not have formal agreements guaranteeing a source of supply.

Although we recently acquired a film manufacturing facility, until we are able to construct or acquire an additional facility, we will still be dependent on outside suppliers. We currently contract with Specialty Products, Monosol and Polymer Films, as suppliers to produce the film we use in our XGEL™ film system. There are currently no formal agreements in place with any supplier. There are a limited number of producers capable of producing film for us and it could take an extended period of time to transition to a new supplier. A loss of one of our sources of supply could prevent us from meeting customer orders and damage our customer relations.

We have agreed with Harro Hoefliger that they will be our exclusive supplier for certain XGEL™ film systems. If Harro Hoefliger fails to fulfill its obligations to us, we may have difficulty finding another equipment manufacturer to build and service XGEL™ film systems in sufficient time to meet our customer orders.

BioProgress PLC and its stockholders may suffer unfavorable tax treatment.

You May be Subject to Additional Tax if We Decide to Pay Dividends.

We have no immediate plans to pay dividends. However, if we do so, you will be taxed on the dividend. If you are a United States holder that is a corporation incorporated in the United States, you may not be able to claim a dividends received deduction because we are not a corporation incorporated in the United States. Because the distributions would come from a foreign corporation, some or all of them may be deemed to have come from foreign sources for purposes of calculating any foreign tax credit that may be available to you. The foreign tax credit rules are complex, subject to interpretation, and limited by many specific requirements that are unique to individual taxpayers. As a result, we urge you to consult with your own tax advisor regarding the possible foreign tax credit consequences of any future distributions.

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF ANY FUTURE DISTRIBUTIONS FROM US.

We Could be Taxed in the United States as a Result of Legislation Currently Under Consideration.

BioProgress Technology International, Inc. is subject to U.S. corporate income tax, including U.S. tax on certain operations of the U.K subsidiaries of BioProgress Technology International, Inc. If we establish new subsidiaries outside the U.S., those subsidiaries ordinarily would not be subject to tax in the United States. However, recent legislative proposals, if enacted, could have significant tax consequences to us. The number of proposals and the continued attention given to “expatriation” transactions makes it likely that legislation resembling one or more if the proposals discussed below is likely to be enacted.

One proposal would treat a foreign corporation, like us, who undertook a corporate expatriation transaction, such as the reorganization completed in May 2003, as a domestic corporation. The current proposal would apply retroactively, but includes a “safe harbor” for corporate groups that, like us, have substantial business operations (relative to the group’s operations as a whole) in the country of the group parent’s incorporation. If this proposal ultimately is adopted without the “safe harbor,” we will be taxed in the United States on our worldwide income, including certain income earned by our subsidiaries that are not United States corporations. In addition, we may lose the ability to claim certain tax losses in the United States.

Under some proposals, we could be subject to a tax effective as of the time of the reincorporation on the excess of our assets’ fair market value over their basis.

Another proposal would deny a foreign corporation that may otherwise be entitled to certain benefits under a tax treaty between the United States and a foreign country those treaty benefits, unless that foreign corporation is predominantly owned by individuals who are residents of such foreign country. We believe that this proposal may not apply to us as, at the time of the reorganization completed in May 2003, a majority of our ordinary shares were held by persons that are not citizens or residents of the United States. We cannot assure you that this will remain the case in the future.

BioProgress Technology International, Inc.’s former use of Arthur Andersen LLP as its Independent Public Accountants may pose risks to us and will limit your ability to seek potential recoveries from them related to their work.

Arthur Andersen LLP, independent accountants, were engaged as the principal accountants to audit BioProgress Technology International, Inc.’s financial statements until they resigned on July 18, 2002. BioProgress Technology International, Inc. engaged Grant Thornton in their place on November 14, 2002. In June 2002, Arthur Andersen was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose prior financial statements were audited by Arthur Andersen, which may serve to, among other things, suppress the price of our shares. In addition, SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. The SEC has provided temporary regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. Notwithstanding the SEC’s temporary regulatory relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us with regard to future SEC filings could negatively affect our ability to, among other things, access capital markets.

We cannot assure you that BioProgress PLC will be able to continue to rely on the temporary relief granted by the SEC. If the SEC no longer accepts financial statements audited by Arthur Andersen, this may affect BioProgress PLC’s ability to access the public capital markets in the future unless BioProgress PLC’s current independent auditors or another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the capital markets at a time when additional capital is needed may have an adverse impact on our business. Arthur Andersen has not consented to the inclusion in this annual report of its audit reports. Accordingly, investors will not be able to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in the financial statements covered by their previously issued reports which are included in this annual report. Moreover, Arthur Andersen has ceased operations. Should it declare bankruptcy or avail itself of other forms of protection from creditors, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them.

Risks Relating to our Industry

Our business will not be successful if we do not keep up with the rapid changes in our industry.

Vitamin, mineral, supplement and drug delivery, biotechnology, pharmaceutical science and manufacturing are evolving fields in which developments are expected to continue at a rapid pace. Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in our areas of focus. Our competitors may succeed in developing competing technologies or obtaining regulatory approval for products more rapidly than we or our customers are able. Future developments by others may render our products or the compounds used in combination with our products uncompetitive or obsolete.

We face strong competition.

Our competitors may be able to develop products and services that are more attractive to businesses than our products and services. Most of our competitors, such as Banner Pharmacaps, Swiss Caps and Eurocaps Glaxo SmithKline, have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and larger customer bases. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They also may be able to devote greater resources to the promotion and sale of their products and services than us. If these companies introduce products and services that effectively competed with our products and services, they could be in a position to charge lower prices. This could give them a competitive advantage over us.

In order to be successful in the future, we must continue to respond promptly and effectively to the challenges of technological change and competitors’ innovations. If we cannot compete successfully with existing or new competitors, we may have to reduce prices on our products, which could lead to reduced profits.

Risks Related to our Shares

Exchange rate fluctuations may reduce the value of BioProgress PLC shares for U.S. holders.

Individuals and entities located in the United States who hold our ordinary shares will bear exchange rate risk. Our ordinary shares are traded on the Alternative Investment Market of the London Stock Exchange and are priced in pounds sterling. As a result, United States holders of our ordinary shares who would like to sell their shares on a market must sell them on the Alternative Investment Market and have the proceeds of the sale converted into dollars. Holders may receive a reduced dollar value upon the sale of their shares as the result of the dollar/pound sterling exchange rate in effect at that time.

Item 4. Information on the Company

Our History and Development

Background

In June 1991, U.S. Flywheel, Inc., a Californian company and a subsidiary of Sunbird Technologies, Inc., a Utah corporation (“Sunbird Technologies”) acquired three patents and a license relating to flywheel technology from Sunbird Technologies and its affiliates in exchange for common shares, par value $.001 per share, of U.S. Flywheel, Inc. “Common Stock”. These shares of Common Stock were subsequently distributed to the shareholders of Sunbird Technologies after registration with the U.S. Securities and Exchange Commission. U.S. Flywheel, Inc. subsequently transferred its Flywheel Technology to a partnership in exchange for a minority interest in the partnership. The partnership interest of U.S. Flywheel, Inc. was subsequently sold, after which U.S. Flywheel, Inc. began its search for a business in which to engage. In May 1996 U.S. Flywheel, Inc. sold all of its assets and liabilities to Famous Sam’s Group, Inc., a Nevada corporation incorporated in 1996, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in U.S. Flywheel Inc. Famous Sam’s Group Inc. briefly was a restauranteur.

On November 17, 1997, Famous Sam’s Group Inc. entered into an agreement (the “Reorganization Agreement”) with BioProgress Technology, Inc., a Colorado corporation (“BioProgress Technology Colorado”). Pursuant to the Reorganization Agreement, Famous Sam’s Group, Inc. acquired all of the outstanding capital stock of BioProgress Technology Colorado in exchange for 4,000,000 post-split shares of Common Stock, after giving effect to a reverse one for five stock split approved by the then majority shareholder of Famous Sam’s Group Inc. on October 21, 1997.

In conjunction with the execution and delivery of the Reorganization Agreement, Famous Sam’s Group, Inc. entered into an agreement (the “BioProgress Technology Limited Option Agreement”) with certain of the shareholders of BioProgress Technology Limited, an entity incorporated in England and Wales. BioProgress Technology International, Inc. acquired approximately 62% of BioProgress Technology Limited on November 11, 1998, and the remaining approximately 38% of BioProgress Technology Limited on December 31, 1998, issuing an aggregate of 22,818,446 shares of Common Stock as the sole consideration for the acquisition. BioProgress Technology Limited is the company originally responsible for research and development of our product lines. In addition, in November 1997, BioProgress Technology International, Inc. and BioProgress Technology Limited entered into an exclusive distribution agreement pursuant to which BioProgress Technology International, Inc. became the exclusive distributor in the United States and Canada of any products created by BioProgress Technology Limited. Currently, these products are XGEL™ film system and XGEL™ film. The exclusive distribution agreement terminates upon the later of 20 years from the first commercial sale of BioProgress Technology Limited’s products or the expiration of the last valid utilized patent.

In December 1997, Famous Sam’s Group, Inc. changed its name to BioProgress Technology International, Inc.

On December 13, 2002, BioProgress PLC was incorporated as a public limited company under the laws of England and Wales and remained dormant until May 21, 2003, when we completed a corporate reorganization pursuant to which all shareholders of BioProgress Technology International, Inc. exchanged each share of common and preferred stock held for one ordinary or preference share of BioProgress PLC (except for 1.2% of preferred stock which was not exchanged and is held by a director of BioProgress PLC). The ordinary shares of BioProgress PLC were subsequently admitted to trading on the Alternative Investment Market of the London Stock Exchange and the shares of BioProgress Technology International, Inc. ceased to be traded on the Nasdaq OTC Bulletin Board. The ordinary shares of BioProgress PLC received in exchange for common stock of BioProgress Technology International, Inc. in the reorganization were issued pursuant to a registration statement on Form F-4 filed with and declared effective by the SEC. Contemporaneously with the reorganization, BioProgress PLC issued 31,250,000 ordinary shares to investors in the UK for $0.26 per share for gross proceeds of $8.2 million.

In December 2003, BioProgress PLC raised an additional $13 million in gross proceeds through a placing to investors in the UK and open offer to certain of its non U.S. shareholders of 14,559,444 ordinary shares for $0.90 per share. As the offer of the ordinary shares pursuant to the placing and open offer was not registered under the US Securities Act of 1933, the open offer was not made to any shareholders that were US Persons (as defined in Regulation S under the Securities Act of 1933).

In March 2004, in order to acquire certain assets of Aquafilm LLC, as detailed further below in “—Principal Developments—Strategic Acquisitions and Dispositions,” as well as to provide the Company with additional working capital, BioProgress PLC raised $19.7 million in gross proceeds by way of a placing with institutional and other investors in the UK of 10,000,000 shares at a placing price of $1.97 per share.

BioProgress PLC is governed by the Companies Act 1985. Our principal executive offices are located at 14 Hostmoor Avenue, March, Cambridgeshire, United Kingdom PE150AX and our telephone number is +44 (0) 1354 655 674.

Capital Expenditures

We have incurred some capital expenditures related to office fixtures and fittings, leasehold improvements and laboratory equipment but plan to make substantially more capital expenditures in 2004 as we invest in the upgrade of the newly acquired U.S. film production facility.

In 2002, we had approximately $53,000 in capital expenditures, including those related to office fixtures fittings and equipment.

In 2003, we had approximately $123,000 in capital expenditures, including those related to office fixtures fittings and equipment.

We estimate that we will incur capital expenditures in 2004 of between $4,475,250 and $5,400,000.

Principal Developments

In the past several years, we have pursued strategic acquisitions and strategic agreements with business partners and experienced changes in our operations in order to begin to commercialize our technology and procure the infrastructure we need to develop our business model. A summary of the principal developments in these areas follows.

Strategic Acquisitions and Dispositions

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC for up to $11 million, made up of $3.5 million at closing and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. BioProgress PLC will also be investing up to an additional $3 million during 2004 to bring Aquafilm’s plant in Tampa, Florida up to pharmaceutical standard and refurbish the offices and packing facilities. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $19.7 million in gross proceeds by way of a placing with institutional and other investors in the United Kingdom of 10,000,000 shares at a placing price of $1.97 per share.

In March 2004, BioProgress PLC entered into a license agreement with Perrigo Company relating to BioProgress PLC’s TABWRAP™ technology which grants Perrigo an exclusive license of specified patents and patent applications (and related technical information) relating to TABWRAP™ in North America and Europe. Perrigo agreed to pay a specified royalty to BioProgress PLC expressed as a percentage of net sales, as defined in the agreement, of products incorporating TABWRAP™ technology. The term of the License Agreement lasts until the expiration of all patents licensed thereunder, although BioProgress PLC may terminate it early under certain specified conditions, which are detailed further in “Item 10: Material Contracts.”

On February 4, 2004, we announced that we had executed agreements with FMC BioPolymer a business unit of FMC Corporation whereby FMC has acquired an exclusive worldwide licence for the BioProgress PLC NROBE® dosage form, process, equipment and enabling technology. The licensing agreement runs to 2023 and under its terms FMC has provided contractual assurances that in order to retain its exclusive license a minimum number of NROBE® machines will be purchased from BioProgress PLC within the first six years following commercialisation. In addition, FMC has contracted to purchase from BioProgress PLC a minimum of 50% of its global NROBE® film requirement for the next three years. See “Item 10: Material Contracts” for further information regarding the agreements executed with FMC.

In October 2003, we entered into a strategic alliance with Harro Hoefliger in Germany whom we appointed as the exclusive global builder and supplier of certain XGEL™ machines. Harro Hoefliger is a pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment removes any uncertainty about the quality and reliability of the XGEL™ machines, in that it ensures the machines will be expertly manufactured, installed and commissioned and that the after-sales service through Harro Hoefliger’s global service network will be first class.

On August 27, 2002, BioProgress Technology International, Inc. announced that it had executed an amendment to the license agreement held by EcoProgress. BioProgress Technology International, Inc. waived all outstanding royalties due to it from EcoProgress and agreed to waive all future royalties that would accrue in respect of sales of all products produced by EcoProgress under the terms of the Exclusive License Agreement. In addition, BioProgress Technology International, Inc. and EcoProgress agreed to a mutual release of all obligations under the Research and Development Agreement between the parties. In consideration for an agreement to amend the exclusive License Agreement, EcoProgress has irrevocably waived any and all rights it may have or may have had to participate in the ownership and commercialization of BioProgress Technology International’s technology as employed in ostomy products. The Company will pay EcoProgress a royalty of 5% of all proceeds it receives on any account from its ostomy products to a maximum cumulative amount of $1,000,000.

On July 6, 2001, we announced the completion of the acquisition of ProDesign Technology Limited. ProDesign Technology Limited is a specialist design house skilled in the use of Pro-E computer aided design techniques. After the acquisition this team completed its third party design work and now works exclusively on our product research and development. During the fourth quarter of 2002, we determined that the goodwill on this acquisition had been impaired due to technological developments and as such the goodwill was written down to zero. In June 2003, ProDesign Technology Limited went into liquidation.

During April 2000 and April 2001, BioProgress Technology International, Inc. purchased 5,843,750 shares of common stock, representing approximately 46.6% of the outstanding equity of The Healthy Forum. The Healthy Forum went into liquidation in 2003.

On February 15, 1999, BioProgress Technology acquired from TruTona International, Inc., a privately-held Atlanta-based corporation (“TruTona”), patents, licenses and trademarks relating to a broad range of products, including an award winning range of flushable and biodegradable disposable products designed by TruTona. BioProgress Technology paid the sellers of TruTona $1,500,000 in the acquisition, half in the form of 1,875,000 shares of common stock and half in cash.

On April 5, 1999, BioProgress Technology entered into a license with EcoProgress Canada Holdings, a Canadian company with securities traded on the Vancouver Stock Exchange. The license was granted for the sum of $1,500,000, and gives EcoProgress the exclusive right to manufacture, sell and distribute anywhere in the world a line of flushable and biodegradable disposable products employing certain intellectual property that we acquired from TruTona. The transaction also included the sale to EcoProgress of certain assets acquired from TruTona, including trademarks and certain products. EcoProgress paid $380,000 cash at closing and the remaining $1,120,000 was paid through the issuance of 1,066,667 shares of registered common stock in EcoProgress (which the Company has subsequently sold).

On August 12, 1998, BioProgress Technology acquired D.H.A. Nutrition Limited, a company incorporated in England and Wales, as a wholly owned subsidiary in exchange solely for 400,000 shares of common stock. The agreement provided that the number of shares which BioProgress Technology issued in the acquisition of D.H.A. Nutrition Limited could be increased by an aggregate of 600,000 shares based upon cumulative gross revenue targets in respect of D.H.A. Nutrition Limited’s feed and food supply sales, but such targets were not met. The sole asset of D.H.A. Nutrition Limited on the date of acquisition was an agreement with Martek Biosciences Corporation, a U.S. corporation whose securities trade on the Nasdaq National Market System, which is currently inactive. However, we gained direct access to several leading retailers in the United Kingdom by acquiring D.H.A. Nutrition Limited, which, we believe, will offer the potential to expand the customer base for a proposed line of vegetarian soft-capsule dietary supplements by the Company.

Overview of Our Business

We are engaged in the research, development, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other applications. The Company also develops flushable and biodegradable products for the medical industry. We operate through four wholly owned subsidiaries, BioProgress Technology International, Inc., BioProgress Technology Limited (United Kingdom), BioProgress Technology Inc. and BioTec Films LLC. Our principal research and development operations are in England.

Our primary focus is on the development and commercialization of our unique and proprietary process, the XGEL™ film system (“XGEL™”), which comprises the equipment used to encapsulate ingredients in our XGEL™ film. The first commercial version of the XGEL™ film system, known as SWALLOW, is used to produce soft capsules that are free from gelatin and other animal by-products. Soft capsules are commonly recognized as products that contain a wide variety of liquid fillings in ingestible form, such as vitamin, herbal and mineral supplements and as oral delivery systems for drugs. We have also developed a non-ingestible form, known as NIM™ for applications such as paintballs and toiletries (such as bath and aromatherapy oils). Four additional versions of the XGEL™ film system are in development and available in prototype form. The first additional version, known as TABWRAP™, aims to replace coating processes employed in the production of tablets. Tablets coated using this method can have a two color, high gloss appearance and replicate the current gelatin coated product on the market.

The second additional version, known as NROBE®, aims to encapsulate powders in a continuous process thereby eliminating the need for two piece hard shell capsules. The NROBE® product incorporates a lightly compacted powder that is able to disintegrate and thus can reduce the need to incorporate material in the powder formula to cause disintegration

The third additional version, known as Septum™, enables the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGEL™ film. In this dosage form it is also possible to use XGEL™ films with different disintegration properties, such that the active ingredients are released at different times and sites within the body.

The fourth additional version, known as WAFERTAB™, enables the incorporation of an active pharmaceutical or neutraceutical ingredient into a film strip for release ‘in the mouth’. The XGEL™ film developed for WAFERTAB™ is designed to be very fast dissolving, thus providing rapid release of a unit dose of the active ingredient.

Collectively, the six versions of the XGEL™ film system aim to provide a cost effective and animal-free encapsulation process for liquids, tablets and powders, thereby addressing the needs of the entire existing market for oral dosage forms while providing novel delivery mechanisms which we believe are not possible with traditional processes.

We believe there is an increasing demand for our non-gelatin capsules. Gelatin is a protein which is predominantly derived from animal renderings. A number of industry and consumer trends are driving the need to replace gelatin as an encapsulation material. Among them are:

•	Health and safety concerns,

•	Religious, ethnic and moral beliefs,

•	Efficacy of the material and process, and

•	New product development.

Our current business model envisions the following elements:

•	Sell licenses to use our intellectual property vested in the XGEL™ film systems,

•	Sell XGEL™ film systems,

•	Sell XGEL™ film for use with XGEL™ film systems,

•	Offer research and development services to assist licensees to gain maximum benefit from the license, and

•	Offer research and development services to customers seeking new product innovations involving XGel film or film systems.

We anticipate that the resultant business model will benefit our business in the following ways:

•	Licensing will eliminate the requirement for us to make a large capital investment to establish Company-owned Good Manufacturing Practices (Good Manufacturing Practice facilities are required by the Food and Drug Administration for companies to produce end products, prescription drugs or over the counter drug products for consumers), and will eliminate the need for us to recruit skilled personnel to staff Good Manufacturing Practice facilities,

•	Licensing could facilitate the rapid introduction of the XGEL™ film system on a global basis by a large group of companies who already have in place the infrastructure and resources to produce and deliver products to consumers,

•	The ability for a rapid rollout could reduce the risk of a competitive response by industry peers,

•	Licensing the manufacture of our technologies and focusing on research and development will potentially allow us to employ our innovative technological and engineering skills to maximum advantage, and

•	Licensing the manufacture of our technologies will potentially enable us to maintain a low cost base.

During 2001, we took several major steps toward commercializing the XGEL™ film system. We demonstrated the first ingestible product version of the XGEL™ film system, named “SWALLOW”, through batch trials of a wide range of XGEL™ films and active ingredients. We designed SWALLOW, which is the subject of various patent applications, and we had a system manufactured by specialist sub-contractors. Having the ability to demonstrate SWALLOW in operation to potential customers has generated interest from more than 40 international corporations interested in potentially purchasing licenses and the XGEL™ film system.

On June 4, 2001, we opened our purpose built research and development facility at 14 Hostmoor, in March, Cambridgeshire, England. The 27,000 square feet facility houses special cubicles, termed “pods”, in which development work can be conducted in isolation, thereby enabling us to progress development work simultaneously with several customers, and on our own account, while maintaining strict confidentiality.

Also, during June 2001, we commenced user trials of our flushable and biodegradable ostomy pouch. An ostomy pouch is a bag used to collect human waste for individuals who have lost the use of all or part of their digestive system. We believe that initial feedback from users is extremely encouraging. As a result of the feedback received during quarter three of 2001, we produced a large batch of ostomy pouches in order to expand the number of trials with a view to collecting sufficient data to determine the efficacy of the current design. Following receipt and study of the data collected from trials during quarter four of 2001, we determined that our ostomy pouch appeared to have commercial potential.

During July 2001, we demonstrated laboratory produced samples to potential customers for our NROBE® and Septum™ technologies currently under development. NROBE® and Septum™ technologies are the subject of filed patent applications.

On November 28, 2001, we announced that we had reached a commercial agreement with The Boots Company plc (LSE: BOOT) (“Boots”) whereby Boots would use our XGEL™ film system to produce samples for consumer trials of an innovative oral dosage form. On April 2, 2002, we announced the execution of stage three of our first Product Development Agreement with Boots following successful consumer acceptability trials of the newly developed products. The Product Development Agreement was first executed in October 2000 and proceeded to stage two during November 2001. The aim of the Product Development Agreement is to develop a range of innovative new consumer products utilizing our unique XGEL™ film system encapsulation technology. For commercial reasons, the specific products and categories are confidential.

On March 28, 2002, following eighteen months of development work and evaluation studies, we entered into an agreement with Worldwide Consumer Medicines, a division of Bristol-Myers Squibb Company, in respect of a novel application of the XGEL™ film system. For commercial reasons, the specific products and categories are confidential.

On August 27, 2002, we entered into a patent license agreement with Convatec, a division of Bristol-Myers Squibb Company, in respect of our ostomy products.

Description of Products

Our primary focus is to commercialize our XGEL™ film system.

XGEL™ Film System

The gelatin capsule market is divided into two sectors: “hard” or “soft,” according to the nature of the capsule shell. We have developed and commercialized a version of the XGEL™ film system for the manufacture of soft capsules. Soft capsules are formed and filled simultaneously and predominantly carry liquid fills which enables their use in a far wider variety of products than hard capsules, including pharmaceutical, vitamin, herbal and mineral, toiletries and paintballs.

The soft capsule consists of shell and contents. The shell is a means of transporting the contents from the manufacturer to the consumer. Some soft capsule manufacturers produce the contents as well as the shell and sell the finished product under their own brand or for use in private label brands. Other manufacturers simply act as sub-contract or “toll” suppliers to the proprietors of main brands.

Over the past several years, we have increased our knowledge base of natural and water-soluble materials and the means of processing them to form soft capsules, to enrobe, or coat, tablets and to produce and encapsulate powder forms. Initially, one base material and one means of processing were developed to serve the needs of the market. From our own research and from discussions with actual and potential customers, we have developed an extensive library of XGEL™ films and six specific constructions of the XGEL™ film system designed to maximize the efficiency of the production process. The six current versions of the XGEL™ film system are:

•	NIM™: For production of soft capsules for non-ingestible applications.

•	SWALLOW: For production of liquid filled ingestible capsules.

•	NROBE®: For production of lightly compacted coated tablets.

•	TABWRAP™: For replacing the coating processes employed in the production of tablets.

•	SEPTUM™: For the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGEL™ film.

•	WAFERTAB™: For the production of ‘melt in the mouth’ films containing an active ingredient.

The WAFERTAB™ product is a new technology we have been developing for nearly two years, which enables a more effective delivery of active ingredients including pharmaceutical drugs into ‘in the mouth’ dissolving films. We believe this new WAFERTAB™ technology will significantly enhance the current product offering of Aquafilm LLC, a company based in Tampa, Florida, USA, whose edible film production assets we acquired in March 2004. See “-Suppliers: XGEL™ Film System” for further information regarding Aquafilm and our acquisition of certain of Aquafilm LLC’s assets. We intend to upgrade the Tampa facility to full pharmaceutical, cGMP production standard and accelerate the development of the WAFERTAB™ technology into the pharmaceutical sector. It is anticipated that this has tremendous potential as a new drug delivery platform and that it will create further exclusive licensing opportunities for us.

We believe that our XGEL™ film system has significant advantages over traditional gelatin-based soft capsule production machinery. The pharmaceutical industry, for example, currently uses three types of gelatin-based dosage forms: soft gelatin capsules for liquids, gelatin enrobed tablets and two-piece hard gelatin capsules for powders. As the gelatin films used to encapsulate products typically contain high levels of moisture, they are not generally suitable for use directly with powders or products that have moisture sensitivity. With the development of our NROBE® powder fill version of the XGEL™ film system and the SWALLOW liquid fill system, pharmaceutical companies now have an alternative capable of delivering both liquid and powder products, without the problems of moisture sensitivity.

Further, our Septum™ technology enables both liquids and powders to be combined in a single capsule and to be released at different times and/or sites in the digestive system, by controlling the disintegration properties of our XGEL™ films.

XGEL™ Film System—Non-Ingestible Products: XGEL™ film, the raw material used in the process, is made from a water-soluble and biodegradable polymer, which is naturally resistant to oils. This version of XGEL™ film exhibits good elasticity and forms a very strong bond when sealed during the encapsulation process. The first products to be produced using the XGEL™ film system comprise a range of moisturizing bath oils. There are four different soft capsules in the range, each containing a different fragrance designed to deliver a relaxing, refreshing or invigorating ambience to the bathroom. We are also developing paintballs for recreational use using the XGEL™ film system.

XGEL™ Film System—Ingestible Products: XGEL™ film also can be made from drug regulatory body-approved natural and sustainable ingredients, and are, therefore, ingestible. These materials are processed to form XGEL™ films. Using proprietary techniques, XGEL™ films are essentially dry after manufacture and may be formulated and/or coated to produce an encapsulation medium with broad ranging characteristics that facilitate the oral delivery of oils, pastes and powders by time or at site within the human body. XGEL™ films are processed using the XGEL™ film system. We have developed a comprehensive range of films suitable for vitamin, herbal and mineral supplements as well as pharmaceutical products.

Gelatin is a protein which is predominantly derived from animal renderings. For many years, gelatin has proven to be an acceptable and cost-effective encapsulation medium for soft capsules. However, a number of industry and consumer trends are driving the need to replace gelatin as an encapsulation material. Among them are:

•	Health and safety concerns—The outbreak of “mad cow” disease has caused worldwide concern over animal products, particularly in Europe.

•	Religious, ethnic and moral beliefs—Many groups, because of belief or culture, refuse to consume gelatin derived from cows or pigs, or in some cases, from any animal source.

•	Efficacy of the material and process—Use of the XGEL™ film system and XGEL™ film has lower raw material costs, requires reduced capital investment and manpower, includes a multi-task encapsulating head, enables improved speed of processing and reduced drying time as compared to current gelatin encapsulation technology.

Following the outbreak in Europe of Bovine Spongiform Encephalopathy (“BSE”), commonly known as “mad cow” disease, all animal-derived food and by-products have come under the scrutiny of the scientific community and legislators for fear that BSE may have entered the human food chain. The reason for concern is that BSE may be linked to Creutzfeldt Jakob Disease (“CJD”), which is fatal to humans. Since the first recorded deaths in 1995, about 104 people have succumbed to CJD, the vast majority in the United Kingdom, where 20 died in 2001, 17 died in 2002, 18 died in 2003 and 1 died as of April 5, 2004, according to the U.K. Department of Health. A further six cases in living persons were subsequently identified. During 2000, cases of BSE were recorded in France, Germany, Poland and Spain, and during 2001 the first case of BSE was recorded in Japan. Australia and New Zealand have refused imports of bovine-derived materials and by-products. CJD occurs in about one in a million people annually worldwide, according to the United States Centers for Disease Control and Prevention.

The XGEL™ film system not only provides consumers with the choice of an animal-free soft capsule, but we believe its unique and novel design may deliver significant advantages in the manufacturing process when compared to traditional encapsulation processes, many of which may lead to a cheaper cost for the encapsulation process overall. These advantages are:

•	Reduced Capital Investment and Manpower: The nature of XGEL™ film eliminates the need for mixing containers and vats currently used to prepare gelatin for the encapsulation machine. In addition, expensive machinery is needed to maintain the viscosity of gelatin during its transportation to the encapsulation machine. We believe these resultant savings more than offset the somewhat higher raw material cost for XGEL™ film over gelatin powder. We believe that the net resultant savings to our customers by switching from gelatin based systems are potentially significant.

•	Multi-Task Engine: A modular design of the filling, sealing, and cutting head, the “engine”, makes it possible to produce capsules having a range of shapes and sizes on the same XGEL™ film system without a lengthy changeover procedure. Traditional machinery using gelatin cannot deliver this flexibility.

•	Improved Speed of Processing: To achieve the correct viscosity for processing, gelatin requires wide changes in temperature prior to its being fed to the encapsulation machine. The time taken to achieve this change in temperature is one of the controlling factors that determine the speed at which the encapsulation machine can produce products. XGEL™ film requires no such temperature variation, and its use can potentially increase processing speeds significantly to a level dependent upon the rate of injection of the material to be encapsulated.

•	Reduced Drying Time: Gelatin soft capsules require up to 48 hours in which to dry after being made. This lengthy process requires a substantial resource in terms of material handling equipment and storage facilities. XGEL™ soft capsules require less than one hour to dry.

We believe our XGEL™ film system to be a potentially revolutionary development within the encapsulation industry.

Flushable and Biodegradable Products

Although XGEL™ is our primary focus, we also hold two patent families for ostomy products, of which 12 patents have been granted and 13 patents are pending. We believe that our flushable and biodegradable colostomy pouch offers colostomists a safe, hygienic and convenient product, which equals or exceeds the in-use performance of existing products. We commenced user trials of our colostomy pouch during the third quarter of 2001. We believe that initial feedback from users is extremely encouraging. As a result of the feedback received during quarter three of 2001, we produced a large batch of ostomy pouches in order to expand the number of trials with a view toward collecting sufficient data to determine the efficacy of the current design. In 2002, we executed an exclusive worldwide license which includes minimum royalty payments for each of the first two years for one version of our ostomy pouch to Convatec, a division of Bristol Myers Company, Inc., a global industry leader in this market. Commercialization of this product will be handled solely by this licensee and we are not obligated to contribute to the cost of commercializing the product. During 2003, Bristol Myer Convatec conducted market research with users and modified and improved the flushable pouch design in line with the research findings. The license provides that under certain circumstances the licensee could be required to pay to us aggregate milestone payments of up to $525,000.

Clients

XGEL™ Film System

In fiscal 2001, our top five customers accounted for 93% of total revenues with Proctor and Gamble accounting for 43% and four other customers (Boots, EcoProgress, Peter Black and VAX) contributed the remaining 50%. In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under research and development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these research and development contracts.

In fiscal 2003, a significant amount of revenues came from two other customers: $1,000,000 of the revenue from Farmaserria and $500,000 from FMC. See “Item 5: Operating and Financial Review and Prospects.” We do not expect a similar amount of revenue from Farmaserria in future years due to our new agreements with FMC and Perrigo, which will replace much of this business.

Our contract with the Proctor & Gamble Company has been completed and we have not entered into a new agreement with them.

On January 21, 2004, following the sale of the business assets of Peter Black Healthcare Limited, we served letters of termination in relation to our agreements with Peter Black Healthcare Limited and Peter Black Advanced Technologies Limited (together “Peter Black”). Although Peter Black initially disputed the validity of such letters of termination, pursuant to a Deed of Termination, dated April 7, 2004, among Peter Black and BioProgress PLC, all parties agreed to settle the dispute and confirm the termination of all agreements among the parties on the terms and conditions as set forth in such Deed of Termination. In connection with the Deed of Termination, BioProgress PLC paid Peter Black $716,040.

Historically, revenues have been derived predominantly from development fees with the customers set forth under “—Research and Development.” We have begun to recognize some revenues from machine sales of the XGEL™.

We are capable of working with potential customers around the world, although historically our customers have been in North America and the United Kingdom.

Flushable and Biodegradable Products

We are not currently pursuing additional clients, other than our one licensee, for our ostomy pouch since we are not focusing our sales, marketing or creative efforts on these products. Our licensee is our sole customer for the product and royalties under the license constitute all potential revenues for this product.

Sales and Marketing

XGEL™ Film System

Our marketing and sales strategy is focused on providing engineering processes and proprietary materials to enable cost efficient, flexible and high capacity novel dosage forms to manufacturers of pharmaceuticals, vitamins herbs and minerals, and fast moving consumer goods. In addition, we anticipate that new markets for our products will be developed as future versions of our XGEL™ film system are proven. We only use our website and a corporate brochure to market and develop our products.

Flushable and Biodegradable Products

The marketing and sales strategy for our ostomy pouch is to market through our sole licensee, and receive royalties on sales made by such licensees.

Industry Background

XGEL™ Film System

We have targeted our XGEL™ film system technology primarily at the global encapsulation and delivery markets for pharmaceutical, vitamins, herbs, minerals and over the counter medicine products.

Based upon informal surveys conducted in 2003 within the industry, we believe that the U.S. retail market for vitamins and supplements was in excess of at least $2.4 billion at that time. The market for vitamins, minerals and dietary supplements in the United Kingdom was approximately £348 million in 1999 according to Information Resources Inc. The market for household products other than cosmetics is currently less developed, but we believe it has enormous potential and we have various novel applications under development. The market for cosmetic applications is more mature, but smaller, than the other markets.

We believe that the market for vitamins and other nutritional supplements is likely to continue to grow as the world’s demographics continue to shift towards a more senior-aged population, which has a greater tendency to use vitamins on a regular basis. According to the U.S. Census, the segment of the U.S. population aged 45 and above will continue to grow, increasing 42% by the year 2030. We believe that as consumers grow older, chronic health problems will become more of a concern. Most significant among these are cancer, lack of energy, cardiovascular problems, joint pain and high cholesterol. We believe that more senior-aged consumers will seek alternative treatments for these health problems, as well as invest in preventative measures. Likewise, we believe that the pharmaceutical and over the counter medicinal sectors will continue to grow for the same reasons as the vitamin supplement market.

Upon entering the capsule market, we believe that our XGEL™ film system gelatin-free soft capsule will be extremely attractive to vegetarians and certain ethnic and religious groups, such as Muslims, Hindus, Jews and Seventh Day Adventists. These groups represent large potential markets. For example, estimates of the total number of Muslims worldwide range from 0.7 to 1.2 billion.

Certain formulations of XGEL™ film are likely to enable its use as a drug delivery system. We have executed agreements with several global corporations engaged in the marketing of oral dose forms. In addition, we continue discussions with several leading pharmaceutical companies regarding the sale of XGEL™ film system licenses. It is too early in our development to comment in more detail on the possibilities within this market sector and no assurances can be made that any such discussions will result in additional formal agreements with any of such pharmaceutical companies.

Flushable and Biodegradable Products

Based on information provided by our licensee, currently we estimate the size of the ostomy market to be approximately $1 billion. Within this market, to our knowledge, our ostomy pouch is the only flushable and biodegradable product.

Competition

Competition is fierce in the global economy, and small technology companies need not only a well-protected innovative technology which adds value, but the right resources and infrastructure to be able to establish it quickly in the competitive global marketplace. Identifying the right strategic partner and negotiating fair terms within each alliance is always a significant challenge for smaller companies like us. In each of our markets, we face significant competition from other companies that are better capitalized, have greater name recognition, have more background and experience in the industry, have greater financial, technical, marketing and other resources, and have better facilities.

XGEL™ Film System

The soft gelatin capsule market is currently dominated by two companies, namely R.P. Scherer Inc., a subsidiary of Cardinal Healthcare Inc., and Banner Pharmacaps Inc., a subsidiary of Sobel NV. The softgel machines have been manufactured primarily by R.P. Scherer, Pharmagel and others from South Korea (because of their lower cost). Companies such as Pharmagel are recognized as being providers of high speed and high quality machines. Any or all of these companies may be developing alternative processes to compete with the XGEL™ film system. We are aware of two competitors that have made attempts to modify traditional soft capsule machines and materials in order to produce animal-free or non-gelatin soft capsules, one of which has successfully launched a starch based product.

Flushable and Biodegradable Products

The market for ostomy pouches is dominated by a small number of large producers, none of which to our knowledge produce a flushable and biodegradable ostomy pouch.

Distribution Methods

XGEL™ Film System

Soft capsules reach consumers via a multitude of distribution channels. In the United States, dietary supplements and pharmaceuticals are sold through traditional over-the-counter outlets, as well as “in-store” locations at large food retailers. In general terms, the sales and distribution channels that we plan to use will be through licensed manufacturers, which are mature and can be easily identified.

Flushable and Biodegradable Products

Our ostomy pouch will be manufactured and distributed through our exclusive licensee, Convatec. We will receive a royalty based on total sales of the product per annum.

Suppliers

XGEL™ Film System

We contract the production of XGEL™ film with four suppliers. In 2004, we purchased a cGMP (food and cosmetic) film line that is currently being evaluated for upgrade to cGMP Pharma quality. We do not have written agreements with these suppliers to secure any quantity of film. It would take a significant period of time to validate a new supplier to start production of XGEL™ film. We believe that there are currently only a limited number of suppliers capable of producing our XGEL™ film. We attempt to manage this risk by spreading our requirements over these four suppliers, as well as using our own newly acquired capacity at BioTec Films LLC.

In October 2003, we agreed with Harro Hoefliger that they would be our preferred supplier of certain XGEL™ film systems with some exclusive rights. If Harro Hoefliger fails to fulfill its obligations to us, we may have difficulty finding another equipment manufacturer to build and service XGEL™ film systems in sufficient time to meet our customer orders.

In March 2004, we acquired the edible film production assets of Aquafilm LLC, which acquisition excluded Aquafilm’s assets in Connecticut, US and Hartlebury in the UK. Based in Tampa, Florida, USA, Aquafilm was founded in 2000 and has a film production facility with FDA certification to produce soluble films for use in nutritional products (vitamins, minerals and supplements) and food products. The procedures and systems are in place to enable the facility to be quickly upgraded to full pharmaceutical production standard (cGMP). Despite our acquisition of Aquafilm’s film manufacturing facility, we will remain dependant on outside suppliers until we are able to construct or acquire an additional facility.

Aquafilm has been a supplier to BioProgress PLC of films for the XGEL™ technologies and can produce films for all the BioProgress PLC XGEL™ dosage forms. In addition Aquafilm has been developing fast dissolving ‘in the mouth’ films for retail consumer products. This is a new and growing market which has seen breath freshening product introductions from Pfizer and Wrigleys in the USA and Europe, and Boots in the UK. In addition to breath freshening strips, Aquafilm has developed dissolve ‘in the mouth’ vitamin strips and a number of other innovative applications for this technology.

Aquafilm has been working with a number of multinationals as well as European and US companies developing film products under various brand names. Aquafilm has a film manufacturing as well as a conversion and packing capability in Tampa, and therefore can supply finished products ready for shipping. Aquafilm supplied products are now entering retail distribution in the United States and Canada, for example, children’s vitamin strips under the ‘Arthur’ brand will be distributed at convenience stores, superstores and pharmacies.

Intellectual Property Rights

We value highly our intellectual property and precautions have been, and will be taken to ensure its security. No discussions have, or will be held with third parties without the protection of a confidential disclosure agreement. Our future sales revenues are heavily dependent upon our procuring and maintaining broad protection of our intellectual property. There can be no guarantee that complete protection will be afforded to any or all of our processes and materials.

We hold 27 patents and have applications in progress for an additional 59 patents.

XGEL™ Film System

The Application has been made to have our trademarks XGEL™ , NROBE®, , Septum™ , TABWRAP™ and WAFERTAB™ registered in the major markets in which we intend to operate. The technology used in XGEL™

film systems is the subject of 15 patents and 46 international patent applications. Furthermore, we are in the process of preparing three additional patent applications relating to its XGEL™ film system process and the soft capsules produced thereon.

We have licensed our XGEL™ film system processes to several customers, as discussed above.

Flushable and Biodegradable Products

We hold two patent families, of which 12 patents have been granted and 13 patents are pending in respect of flushable and biodegradable colostomy pouches. As described above, we have entered into an exclusive license agreement for these patents with a global device manufacturer.

Research and Development

XGEL™ Film System

We are committed to a research and development program intended to produce new products for licensees and new variations of, and improvements to, the XGEL™ film system. We seek to explore the use of alternative materials and formulations and to test their suitability to form capsules suitable for ingestion and drug delivery by time and at site. In parallel with the formulation work, we aim to expand the processing abilities of the XGEL™ film system. We spent $171,959 in 2003 as compared to $87,994 in 2002 and $1,225,299 in 2001 on research and development of our liquid and powder encapsulation. The reason for the increase in 2003 is due to more time being spent on development of our liquid and powdered encapsulation. During 2003 and 2002, we have expensed as operating costs most continuing research and development expenditures not funded by customers, and intend to report as cost of revenues only those expenses directly related to inventory of equipment and sale thereof. In general, the cost of research and development undertaken is not borne by our customers. Research and development under certain product development agreements with Boots, as discussed below, where specifically so stated, is borne by the licensees and/or manufacturers who are our customers. Historically, Boots, Weider and Glaxo Smith Klein have been the only customers to bear any material research and development expense. There can be no guarantee that our research and development work will produce products that are saleable to our targeted customers.

On October 20, 2000, BioProgress Technology Limited executed an exclusive agreement with Boots in respect of an application of its XGEL™ film system encapsulation technology. Although Boots is funding research on this technology, the Company will retain any intellectual property created from this funded research. On July 9, 2001, we extended our product development agreement with Boots and negotiated ongoing commercial terms to enable new product concepts to enter consumer trials. The Product Development Agreement was executed in October 2000 to develop a range of innovative new consumer products utilizing our unique XGEL™ film system encapsulation technology. For commercial reasons, the specific products and categories are confidential. On April 2, 2001 we announced that Boots had executed stage three of the product development agreement which, in line with our business model, includes a technology licensing agreement, the design and supply of production machines and the on-going supply of the proprietary film materials necessary to manufacture the new products.

Flushable and Biodegradable Products

We are not currently conducting any further research and development on our ostomy product, however if we observe other opportunities in this market we may decide to participate.

Government Regulation

Research and development activities and the manufacturing and marketing of products using our ingestible XGEL™ film system technology are subject to the laws, regulations, guidelines and, in some cases, regulatory approvals of governmental authorities in the United States and other countries in which the products will be marketed. Specifically, in the United States, the Food and Drug Administration (“FDA”), among other areas, regulates new drug product approvals to establish the safety and efficacy of these products. FDA also regulates the formulation, manufacture and labeling of foods, dietary supplements and over the counter drugs. FDA regulations require companies to meet relevant Good Manufacturing Practice regulations for the preparation, packing and storage of foods and over the counter drugs. Good Manufacturing Practices for dietary supplements have yet to be promulgated but are expected to be proposed. Governments in other countries have similar requirements for testing and marketing of drug products, foods and dietary supplements. Although we are not directly regulated, we make efforts to cause our products to comply with regulations in the various jurisdictions in which our customers are located so that our customers can apply for regulatory approval to use XGEL™ film systems in their products.

In the United States, the processing, formulation, packaging, labeling and advertising of the ingestible products used in conjunction with our technologies are subject to regulation by one or more federal agencies, including the FDA, by the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the U.S. Department of Agriculture and the U.S. Environmental Protection Agency. These activities are also regulated by various agencies of the states, localities, and countries in which ingestible products are sold. We are not currently nor do we expect to be required to obtain regulatory approval from either the FDA nor the FTC for our XGEL™ film or XGEL™ film systems although our customers may require approval to use them in their products.

U.S. Regulatory Process

The duration of the governmental approval process for marketing new pharmaceutical substances, from the commencement of pre-clinical testing to the receipt of a governmental final letter of approval for marketing a new substance, varies with the nature of the product and with the country in which such approval is sought. For entirely new drugs, the approval process could take eight to ten years or more; however, for reformulations of existing drugs (such as to integrate XGEL™ film), the process is typically shorter. In either case, the procedures required to obtain governmental approval to market new drug products are costly and time-consuming, requiring rigorous testing of the new drug product. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained by our customers for any products that are developed by other companies using our ingestible XGEL™ film system technology. While we are actively seeking development partners, there are currently no ongoing clinical trials of new drugs using our ingestible XGEL™ film system technology.

The steps required before a new human pharmaceutical product can be marketed or shipped commercially in the United States are cumbersome and time-consuming.

The facilities of each company involved in the manufacturing, processing, testing, control and labeling must be registered with and approved by the FDA. Continued registration requires compliance with Good Manufacturing Practice regulations. The FDA conducts periodic establishment inspections to confirm continued compliance with its regulations.

We and/or our subcontractors are also subject to various federal, state and local laws, regulations and recommendations relating to such matters as laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with research and development work. Although we believe we are in compliance with these laws and regulations in all material respects, there can be no assurance that we or our subcontractors will not be required to incur significant costs to comply with environmental and other laws or regulations in the future.

The 1994 Dietary Supplement Health and Education Act revised the provisions of the Federal Food, Drug and Cosmetic Act concerning the composition and labeling of dietary supplements. The legislation creates a new statutory class of “dietary supplements.” This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with some limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement that contains a dietary ingredient that was not on the market before October 15, 1994 will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers of dietary supplements that make specified types of statements on dietary supplements, including some product performance claims, must have substantiation that the statements are truthful and not misleading. Our ingestible XGEL™ film system technology is being used (or is in development for use) in formulating dietary supplements.

The adoption of new regulations in the United States or in any of our international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the business of our customers. In some markets, including the United States, claims made with respect to dietary supplements may change the regulatory status of the products. In the United States, for example, it is possible that the FDA could take the position that claims made for some of the dietary supplements incorporating our ingestible XGEL™ film system technology places those products within the scope of an FDA over the counter drug monograph. Over the counter monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. In the event that the FDA asserted that product claims for other products caused them to fall within the scope of over the counter monographs, we would be required either to comply with the applicable monographs or to change the claims made in connection with the products. We cannot be sure that we could do so effectively, or that any changes would not adversely affect sales and marketing of an affected product.

There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredient that we or our customers may decide to use, and the FDA’s refusal to accept such evidence could result in FDA requiring costly safety testing. Also, while the 1994 Dietary Supplement Health and Education Act authorizes the use of statements of nutritional support in the labeling of dietary supplements, the FDA is required to be notified of such statements, and there can be no assurance that the FDA will not consider particular labeling statements used by our customers to be drug claims rather than acceptable statements of nutritional support, necessitating approval of a costly new drug application, or re-labeling to delete such statements.

Regardless of how products incorporating our ingestible XGEL™ film system technology are regulated, the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, distribution, use, reporting, advertising and promotion of such products. We are currently required to submit a type 4 DMF form to the FDA for XGEL™ film to be used in any drug product. Noncompliance with applicable requirements by any company involved in the manufacturing, processing, testing, control, labeling, promotion or advertising, etc., can result in civil penalties, recall, injunction or seizure of products, refusal of the government to approve or clear product approval applications or to allow such company to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution.

Our customers must also comply with product labeling and packaging regulations that vary from country to country. Failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently, which would indirectly have a materially adverse effect on our business. The FTC, which in the United States exercises jurisdiction over the advertising of the products used in conjunction with our technology, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of some of their products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials. Although we have not been the target of FTC enforcement action for the advertising of our products, we cannot be sure that the FTC will not question our advertising or that of our customers in the future. In November 1998, the FTC issued a guide for the dietary supplement industry, describing how the FTC applies the law that it administers to advertisements for dietary supplements. It is unclear whether the FTC will subject advertisements of this kind to increased surveillance to ensure compliance with the principles set forth in the guide.

In addition, we cannot predict whether new legislation or regulations governing our activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulations on our business would be.

European Union, including the U.K., Regulatory Process

Pharmaceutical companies operating in the European Union are subject to regulatory controls governing the development, manufacture, labeling, supply and marketing of their products. Traditionally, regulation in this sector took the form of national legislation and self regulation through codes of practice. However, national legislation in the area increasingly reflects initiatives at the European Community level, normally in the form of Directives and regulations. There is a broad range of European Community legislation governing all aspects of activities related to medicinal products. This legislation is supplemented by numerous guidelines (which provide guidance on existing European directives relating to safety, quality and efficacy), that are not legally binding in most cases. However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified in a single Directive (Directive 2001/83/EC, as amended by Directives 2002/98/EC and 2003/63/EC, on the Community Code relating to medicinal products for human use). There is a proposal to amend the 2001/83/EC Directive. This proposal is currently pending and is referred to as the “Proposal for a Directive of the European Parliament and of the Council amending Directive 2001/83/EC on the Community code relating to medicinal products for human use.”

Pre-clinical Research - European legislation (Directive 2001/83/EC, as amended by Directives 2002/98/EC and 2003/63/EC) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the European Union. Basic provisions in legislation are expanded upon by a broad range of guidance documents issued by the European Committee for Proprietary Medicinal Products, which, while not usually incorporated into the legislation, are extremely important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC establishes pre-clinical research standards to be met by research institutions engaged in animal research. Certain provisions of Directive 86/609/EEC containing guidelines for the accommodation and care of animals were amended by Directive 2003/65/EC to bring it up to date with the latest scientific and technical developments as well as current research. These provisions are enforced through registration and inspection. Additionally, Directive 2004/10/EC on the harmonization of laws, regulations and administrative provisions relating to the application of the principles of good laboratory practice and the verification of their applications for tests on chemical substances establishes the methods to be used for the non-clinical tests on pharmaceutical products that are required to be carried out under Directive 2001/83/EC, as amended by Directives 2002/98/EC and 2003/63/EC, with compliance again monitored through a system of inspection.

Clinical Research - European legislation also stipulates requirements for conducting research in human beings where the data is intended to be utilized in a marketing authorization application (Directive 2001/83/EC, as amended by Directives 2002/98/EC and 2003/63/EC). The European Committee for Proprietary Medicinal Products has issued a number of guidance documents. In particular, these include guidelines on good clinical practice, which adopt the texts developed by the International Conference for Harmonization. These guidelines became effective in January 1997 and take account of European Committee for Proprietary Medicinal Products guidelines on good clinical practice previously adopted in 1990. In addition, some general legislation, such as the Data Protection Directive (95/46/EC), is also relevant to the conduct of clinical research. Aside from these provisions, however, the conduct of research in the European Union was not until recently subject to specific European Union legislation. As a result, the national laws and practices of member states still govern research conducted within the local jurisdiction. The variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the European Union.

Manufacturing - Manufacturing conducted within the European Union must meet good manufacturing practice requirements in respect of medicinal products for human use and investigational medicinal products for human use. (Directive 2003/94/EC). Legislation (Directive 2001/83/EC, as amended by Directives 2002/98/EC and 2003/63/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products in the European market and the qualifications for the personnel authorized to undertake such activities (the Qualified Person). Inspections of manufacturing site facilities and procedures are regularly undertaken, both by local inspectors and by inspectors from other countries in which the product is to be sold. Failing an inspection may result in:

•	product supplies being interrupted;

•	recall; or

•	plant closure pending elimination of defects.

The legislation requires clear, contractual documentation regarding how manufacturing services are provided by one company to another when aspects of the manufacturing process are subcontracted to others by the marketing authorization holder and/or manufacturer.

Marketing Authorization - Regulation 1084/2003, published in June 2003, concerns the examination of variations to the terms of a marketing authorization for medicinal products for human use and veterinary medicinal products granted by a competent authority of a member state. It establishes the procedure for the examinations of, notifications of and applications for variations to the terms of a marketing authorization of medicinal products.

Pricing - In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price or of reimbursement terms under national public health systems for the products concerned. In the United Kingdom, new or existing products which already have a marketing authorization may be referred by the Department of Health to the National Institute for Clinical Excellence for a clinical and cost-effectiveness appraisal. Adverse findings (if any) in consequent NICE Guidance can mean that the target products will not be routinely prescribed on the National Health Service, that is, at public expense.

Regulatory Process in Other Countries

In general, regulation is similar in countries outside the United States and Europe, with the approval system regulated by specific agencies in each geographic area. However, approval by one agency does not ensure approval in other countries.

Organizational Structure

Subsidiaries

The following table sets forth the Company’s trading subsidiaries as of July 1, 2004. Each of the private companies are directly or indirectly controlled by the Company:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)
BioProgress Technology International, Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	March, Cambridgeshire	Research & Development	98.8

BioProgress Technology Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambridgeshire	Research & Development	100

BioProgress Technology Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	Nevada	Distribution	100

BioTec Films LLC	7455 Adamo Drive, Tampa, Florida 33619	Florida	Manufacturing	100

Properties

BioProgress PLC’s chief executive offices are located at 14 Hostmoor Avenue, March, Cambridgeshire, United Kingdom PE15 0AX and the telephone number at this address is +44 (0)1354 655 674. Our United States offices are being provided by one of our directors for a nominal rent.

In November 2000, BioProgress Technology Limited entered into a 25 year lease agreement in respect of 25,000 square feet of new purpose built manufacturing facility located at 14 Hostmoor, March, Cambridgeshire, United Kingdom. The new building has been custom built to serve as the final assembly, test and commission base for our range of XGEL™ film systems. The main area of the facility houses five cubicles called “pods”, which have been designed to allow our customers to carry out commission work in a confidential manner. Three different versions of the XGEL™ film system are already on site.

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC. Such assets include a film manufacturing facility and an office facility each located in Tampa, Florida, USA. One facility is comprised of 11,000 square feet of office and warehouse and is leased pursuant to a two year lease agreement that will expire on August 31, 2005. The second facility is comprised of 15,000 square feet of manufacturing facility and is leased pursuant to a two year lease agreement that will expire on December 31, 2004. Pursuant to each lease agreement, upon the expiration of the applicable initial term, we have the option to (i) purchase the leased facilities or (ii) renew each of the lease agreements for two consecutive two year renewal terms.

BioProgress PLC intends to invest up to an additional $3 million during 2004 to bring the Aquafilm manufacturing facility up to pharmaceutical standard and refurbish the offices and packing facilities. Currently, such plant is a film production facility with FDA certification to produce soluble films for use in nutritional products (vitamins, minerals and supplements) and food products. The procedures and systems are in place to enable the facility to be quickly upgraded to full pharmaceutical production standard (cGMP).

Sources and Availability of Supplies, Consumables and Raw Materials

Most principal raw materials are sourced from the United States, although some pharmaceutical grade materials are sourced from Japan. Certain ingredients are sourced from Europe. Raw materials are held based upon lead times from suppliers and risk of disruption to production. The majority of the raw materials are standard food or pharmaceutical raw ingredients mostly of a commodity nature with some alternative supply capacity. Due to the commodity nature of the majority of the ingredients the pricing of most of our raw materials is non-volatile.

Seasonality

We do not consider ourselves to be materially affected by seasonal variations, as our business is non seasonal by nature. The products in production and proposed are predicted to be regularly produced throughout the year.

Revenue Trends

The following table summarizes BioProgress PLC’s net sales by category of activity for its fiscal years ended December 31, 2003, 2002 and 2001:

	Net Sales
	2003	2002	2001
XGel™ Film and Film Systems	$1,530,329	$2,132,890	$830,000
Development Contracts	154,582	184,681	136,738

	$1,684,911	$2,317,571	$966,738

The following table summarizes BioProgress PLC’s net sales by geographical area for its fiscal years ended December 31, 2003, 2002 and 2001:

	Net Sales
	2003	2002	2001
United States	$1,530,329	$2,132,890	$830,000
United Kingdom	154,582	184,681	136,738

	$1,684,911	$2,317,571	$966,738

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of the results of operations of BioProgress PLC and its subsidiaries in conjunction with our consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply.

Overview

We are a Company engaged primarily in the research, development, manufacturing, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. Our research and development operations are located in the United Kingdom. During 2003, 2002 and 2001, our primary focus remained and remains on the development and commercialization of our unique and proprietary process, the XGEL™ film system. Under the XGEL™ technology family of products the Company is developing several new pharmaceutical dosage forms designed to replace existing gelatin based oral dose delivery products. XGEL™ Swallow liquid filled capsules, XGEL™ TABWRAP™ tablet coating XGEL™ NROBE® powder filling technology XGEL™ Septum™ and XGEL™ WAFERTAB™ in the mouth dissolving films. During 2003 significant progress was made in the development of these technologies NROBE® and TABWRAP™ prototype machines were delivered to customers and product development projects were announced with Pharmaceutical companies in the XGEL™ technology.

We generate revenues from fees pursuant to research and development contracts, licensing the rights to use our intellectual property in the XGEL™ film system, the sale of the XGEL™ film system, the sale of XGEL™ film to use in the film system and research and development services to assist customers in gaining maximum benefit from the license. Revenues from license arrangements and the sale of XGEL™ film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable and the fee is fixed or determinable, and we have no continuing obligations. These factors vary by contract, but generally revenue is recognized over the term of the contract either time base or on some milestone basis. Revenues from research and development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognized on a milestone basis, when there is persuasive evidence of customer acceptance.

We have entered into an exclusive agreement with Convatec to commercialize our flushable and biodegradable ostomy pouch. We are not obligated to fund the commercialization of this product further, although as part of the amendments to our agreements with EcoProgress we agreed to pay EcoProgress a royalty of 5% of all proceeds we receive on any account from our ostomy products up to a maximum cumulative amount of $1,000,000. See “Business—History” and “—Clients”

Since inception, we have incurred substantial operating losses and we expect operating losses to continue in the near term as we continue our product development efforts, conduct trials and undertake marketing and sales activities for the XGEL™ film system. Our ability to achieve profitability is dependent upon our ability to successfully execute our marketing and sales plan for the XGEL™ film system and various versions of XGEL™ film, and to complete in an efficient and timely manner development work on other versions of the XGEL™ film system.

In recent periods, the value of the U.S. dollar has declined significantly in comparison with the pound sterling. The majority of our revenues are denominated in U.S. dollars and the majority of our costs are incurred in pounds sterling, so that this trend has, and can be expected to continue to, put pressure on our margins and cashflow. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results.

As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars. To help mitigate this exposure we are considering taking steps to hedge our currency positions as appropriate, however, the continued weakness of the U.S. dollar will make it more difficult for us to achieve margin improvements in the short term.

In May 2003, the directors signed new contracts of employment, also recruiting a further three board members: Peter Glynn-Jones, Non-Executive Chairman, Graham Cole, Non-Executive Director and Alan Clarke, Non-Executive Director. Their remuneration is set out in their contracts of employment, which are further detailed in “-Directors, Senior Management and Employees.”

The London office, opened in early 2001, has been closed and the Norwood Road premises were leased, then sold during the first quarter of 2002 to The Healthy Forum Limited, which resulted in a loss on sale of $117,000.

During 2002, Jade International, a related party, paid $200,000 directly to a director for his accrued but unpaid salary upon his departure from BioProgress PLC because BioProgress PLC did not have sufficient cash to make the payment at that time. Jade has recharged this payment to us, and our balance due from them has been reduced accordingly. We believe that we continue to manage our working capital effectively.

On September 9, 2002, Ms. Elizabeth Edwards, Group Accountant, agreed to become the Company’s Chief Financial Officer.

On July 28, 2002 we received notice from Arthur Andersen LLP that its business would cease to exist on July 31, 2002 and, therefore, it would resign as our auditors effective that date. We appointed Grant Thornton to succeed Arthur Andersen LLP as auditors on November 14, 2002.

Application of Critical Accounting Policies

We have adopted a number of accounting policies and methods that we use in connection with preparing our financial statements under U.S. GAAP. The application of those policies and methods in some cases depends on estimates and judgments made by our management about matters that are uncertain. The following is a brief discussion of those policies and methods used by us that involve our most complex judgments and estimates. Note 2 of the notes to the 2003 financial statements included elsewhere in this annual report includes a more technical summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

Goodwill

In accordance with adoption of Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (SFAS 142), management annually assesses the composition of the Company’s assets and liabilities, as well as the events that have occurred and the circumstances that have changed since the most recent fair value determination. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill will be tested for impairment. The Company did not recognize an impairment loss in the current year, as the fair value of the asset exceeds the carrying value.

Revenue Recognition

We generate revenues from licensing the rights to use our intellectual property in the XGel™ FS, the sale of the XGel™ FS, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGel(TM) are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and we have no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

Revenues from research and development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognised on a milestone basis, when there is persuasive evidence of customer acceptance.

Foreign Currency Translation

The functional currency of foreign operations is the local currency, which is the British pound. The financial statements of non US companies are translated into US Dollars using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts with currency translation adjustments reflected in other comprehensive loss in stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statement of operations.

Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 148 “Accounting for Stock Based Compensation, Transition and Disclosure”. As permitted by the provisions of SFAS No 148, the Company applies Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”(“APB No 25”) and related interpretations in accounting for share based awards to employees, for options granted. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock.

Results of Operations for Fiscal Years Ended December 31, 2003, 2002 and 2001

Results in fiscal years prior to 2003 were for BioProgress Technology International, Inc., incorporated in Nevada, USA and listed on the Over-the-Counter Bulletin Board operated by the National Association of Security Dealers Inc. The financial statements for BioProgress Technology International, Inc. were under US GAAP and denominated in US dollars. The historic financial statements of BioProgress Technology International, Inc. were included in our Proxy Statement/Prospectus dated May 16, 2003.

The net loss for 2003 was $4.58 million.

We had previously expected to reach break-even point in 2003 but, during the final quarter of 2003, we were in final stage negotiations to license two of the XGEL™ technologies to major international companies, including FMC BioPolymer. As part of the due diligence process, and with our permission, these companies had verification discussions with several potential customers from whom we were previously expecting revenue in the final quarter of 2003. For sound commercial reasons, it was therefore decided to defer our negotiations with these potential customers until the XGEL™ licensing agreements were executed and, as a consequence, we now expect these revenues will be received during 2004 instead of 2003.

Revenues

Our total revenues for the year-ended December 31, 2003 were $1,684,911 compared to $2,317,571 for the year-ended December 31, 2002 and $966,738 for the year-ended December 31, 2001. The decrease in total revenues from 2002 to 2003 was primarily due to development agreements that have been transferred into licensing agreements, which in the short term reduces revenues, however creates the potential for greater revenue in the long term.

The increase in total revenues from 2001 to 2002 was primarily due to the recognition of deferred revenue relating to fees under a research and development agreement and related license with EcoProgress Canada Holdings relating to flushable hygiene products. This agreement was renegotiated and EcoProgress effectively purchased the patents other than those related to ostomy which are the subject of the license relating to the research and development agreement. Following this sale, we recognised $1,214,400 as revenue which represented the remaining deferred revenue at the point of sale and which was approximately 52% of our revenue for 2002. Excluding the revenue relating to the sale of the license our total revenue would have been $1,103,171 or 14.1% above 2001. Due to this sale, we will not recognize any further revenue under the research and development agreement with EcoProgress. All revenues from EcoProgress (including the deferred revenue recognised on the sale) represented approximately 56% of 2002 revenue. Therefore, our 2002 revenues were not necessarily indicative of future revenues.

The following is a summary of major contracts signed during 2003 and the first half of 2004 that have had or we believe will have a major impact on our revenues and which are expected to lead to the generation of material revenues in 2004.

In October 2003, we announced a strategic alliance with Harro Hoefliger in Germany whom we appointed as the exclusive global builder and supplier of certain machines. Harro Hoefliger is a pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment removes any uncertainty about the quality and reliability of the XGEL™ machines, in that it ensures the machines will be expertly manufactured, installed and commissioned and that the after-sales service through Harro Hoefliger’s global service network will be first class.

On February 4, 2004 we announced the execution of an exclusive global licensing agreement for the XGEL™ NROBE® dosage form technology with FMC BioPolymer, a division of the FMC Corporation, whereby we share in any exclusive licensing fees, machine sales and film sales, and we also receive a royalty on film regardless of whether it is FMC BioPolymer-developed film or BioProgress PLC-developed film. This is in recognition of the patents we hold on the NROBE® dosage form itself. The licensing agreement runs to 2023 and we expect that it will generate significant revenues and profits for the Company.

In March 2004, we entered into a license agreement with Perrigo Company relating to BioProgress PLC’s TABWRAP™ technology which provides for the commercialization of TABWRAP™ in North America and Europe by Perrigo. Pursuant to the License Agreement, BioProgress PLC granted Perrigo an exclusive license of specified patents and patent applications (and related technical information) relating to TABWRAP™ in North America and Europe. The term of the License Agreement lasts until the expiration of all patents licensed thereunder.

The following is a summary of major contracts signed during 2002 that have had a major impact on our revenues and which are expected to lead to the generation of material revenues in 2004.

On August 30, 2002, we executed a worldwide exclusive license agreement, ending April 17, 2021, in respect of a variation of our flushable and biodegradable technology with Convatec, a division of a major medical device manufacturer. As a result of this agreement, we have ceased exploring commercial opportunities for our ostomy pouch. For the time being, details of the Worldwide Exclusive License agreement are to be held in strictest confidence at the request of our licensee. We will receive a license fee related to sales of ostomy products containing our technology.

On May 21, 2002, we announced that we had executed another new product development agreement with Boots. This is the second agreement with Boots and is separate from the first agreement executed in October 2000, which has progressed to Stage 3 as announced by us during April 2002. Once again the aim is to develop a range of innovative new consumer products utilizing our unique XGEL™ film system. This new agreement will focus on the new NROBE® version of the XGEL™ technology. For commercial reasons the specific products and categories are confidential. Boots paid us $100,000 in two installments pursuant to our agreement at key stages in the products development.

On May 23, 2002, we announced we had gained Kosher approval for our XGEL™ film system. Dayan M. D. Elzas, Rabbi in charge of the Kashrus Board of the London-based Federation of Synagogues issued a letter stating the XGEL™ film system is capable of Kosher Certification. After thorough research into both ingredients and manufacturing processes, Dayan M. D. Elzas concluded that the XGEL™ film system is suitable for Kosher purposes. Our customers will be able to apply for Kosher Certification, which will be readily forthcoming provided their own products meet the necessary requirements.

On August 27, 2002, we announced that we had executed an amendment to the license agreement held by EcoProgress. We waived all outstanding royalties due to us from EcoProgress and agreed to waive all future royalties that would accrue in respect of sales of all products produced by EcoProgress under the terms of an exclusive license agreement. In addition, we and EcoProgress agreed to a mutual release of all obligations under the Research and Development Agreement between the parties. In consideration of our agreement to amend the exclusive license agreement, EcoProgress has irrevocably waived any and all rights it may have or may have had to participate in the ownership and commercialization of BioProgress PLC’s technology as employed in ostomy products. BioProgress PLC will pay EcoProgress a royalty of 5% of all proceeds it receives on any account from its ostomy products to a maximum cumulative amount of $1,000,000.

On September 30, 2002, we announced that we had executed a new product development agreement with a global pharmaceutical company for up to $200,000 paid in four equal installments on commencement of each optional development program undertaken in the agreement.

On December 18, 2002, we executed a new product development agreement with a global pharmaceutical company for $40,000.

Cost of Revenues

Our cost of revenues increased from $97,462 in 2002 to $275,549 in 2003. The increase in the cost from 2002 to 2003 was primarily due to more direct labor and materials cost related to time being spent on development contracts. In 2002, the decrease to $97,462 from $208,585 in 2001 was due to a reduction in labor costs connected with revenue contracts. Due to the nature of our sales and because our research and development costs are expensed as incurred, our cost of revenues do not correlate to our revenues. The cost for 2002 primarily consisted of expenditures made by our recently acquired subsidiary (in 2001) ProDesign Technology Limited, including direct labor costs of $25,081. The remaining expense in 2002 included materials purchased by the ProDesign division to complete a consulting contract in place at the time of acquisition and direct materials purchased for use in the XGel(TM) film system. The cost for the 2001 period were primarily comprised of direct labor and materials cost related to development contracts, the largest being our collaboration with Proctor and Gamble in development of XGel(TM) film system variants.

Research and Development Expenditure

The research and development expenditure in 2003 increased from $87,994 in 2002 to $171,959 in 2003. Research and development expenditure in 2002 decreased from $1,225,299 in 2001 to $87,994 in 2002. The reason for the increase in 2003 is due to more time spent on developing the technologies. The reason for the decrease in 2002 is a reduction of expenditure in order to conserve cash resources following the review and prioritization of projects that began in 2001. A significant portion of our research and development expenses are dependent on the requirements of our customers. During 2003, 2002 and 2001, we have expensed as operating costs most continuing research and development expenditures, and intend to capture as cost of revenues only those expenses directly related to inventory of film and film systems and the sale thereof and identifiable costs of development contracts.

General and Administrative Expenses

General and administrative expenses have increased to $5,587,529 in 2003 from $4,580,850 in 2002, an increase of 22%. General and administrative expenses increased to $4,580,850 in 2002 from $3,104,957 in 2001, an increase of 48%. The material balances classified within general and administrative expenses are discussed below:

Directors and senior management costs

Costs in relation to directors and senior management services have increased to $1,710,381 during 2003 from $410,372 in 2002. The increase in 2003 was primarily due to an increase in board members. New contracts were issued and signed by the board. Costs in relation to directors and senior management services have decreased to $410,372 during 2002 from $1,500,708 in 2001. Starting on July 1, 2001, the salaries of directors were cut by two thirds and all bonus provisions reversed for a period of twelve months, at which time the salaries were reviewed again.

In 2002, management also accepted the resignation from our Chief Financial Officer, James T.C. Longley. Mrs Edwards was appointed Chief Financial Officer in September 2002.

We accepted the resignation of Barry J. Muncaster, Chief Executive Officer on May 1, 2003. Mr. Graham Hind was appointed Chief Executive Officer on May 1, 2003.

On May 21, 2003, the board appointed Peter Glynn Jones as Non-Executive Chairman, Graham Cole as Non-Executive Director and Alan Clarke as Non-Executive Director.

On May 28, 2004, Malcolm Brown, Technical Director, resigned from the Board of Directors, although we have retained his services as a Consultant.

Staff related costs

Staff related costs, which consist primarily of salary costs (other than directors and senior management), recruitment, and traveling have increased to $2,710,138 in 2003 from $1,538,694 in 2002. This increase is due to employing temporary CAD Designers to move projects forward more quickly. Staff related costs, which consist primarily of salary costs (other than directors and senior management), recruitment, and traveling increased to $1,538,694 in 2002 from $848,670 in 2001. This increase is due to $328,396 of common shares issued to employees in lieu of bonuses and an increase in traveling costs.

Other general and administrative costs

Other costs within the general and administrative area have decreased in 2003 to $1,167,010 from $2,328,822 in 2002.

The following are the major reasons for the changes:

•	Expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2002, although individual items may have fluctuated in line with our expectations due to our review of operations in 2003.

•	Printing costs decreased due to fewer filings.

Other costs within the general and administrative area increased to $2,328,822 in 2002 from $1,237,795 in 2001. The following are the major reasons for the changes:

•	A write off of the net investment and advances to Healthy Forum of $576,670 in 2002 compared to zero in 2001.

•	During 2002, we incurred a penalty of $535,875 related to unit holders for our delay in filing a registration statement; there was no such expense in 2001.

•	Foreign exchange losses during 2002 were $331,552 compared to $134,266 due to movements in exchange rates.

•	Other expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2001, although individual items may have fluctuated in line with our expectations due to our review of operations in 2001 and implementation of cost reductions during 2002.

Amortization and depreciation

Depreciation expense is $288,785 in 2003 compared to $271,530 in 2002 and $278,651 in 2001. During 2003, we purchased more assets that require depreciating, which explains the increase. During 2002, we sold a building but the reduction in depreciation was partly offset by depreciation on assets purchased during the year.

Amortization on intangibles decreased from $937,606 in 2002 to $4,094 in 2003. Amortization on intangibles increased from $136,606 in 2001 to $937,606 in 2002 due to impairment charges of certain intangibles in late 2002 due to technology advances during the later half of 2002 that caused us to review the usefulness of these intangibles.

Amortization of goodwill remained at zero in 2003 as we adopted the provisions of SFAS 142 on January 1, 2002 and accordingly no longer amortize goodwill. No impairment provision was required for goodwill based on the annual impairment review.

During 2002, a goodwill impairment provision of $826,550 was made, which was due to a $167,606 impairment of ProDesign Technology Limited, $432,844 on BioProgress Technology, and $226,100 in DHA Nutrition Limited. The impairments were due to technological changes and advancements throughout the year.

Financing Costs

A write-off of prepaid costs in respect of the common stock purchase agreement entered into with Fusion Capital Fund II, LLC meant $630,728 was charged in 2002 compared with $0 in 2003 and 2001.

Realized and unrealized (loss) on marketable securities

No loss was recognized during 2003 as compared to a loss of $134,539 in 2002. A loss of $134,539 was recognized during 2002 as compared to a loss of $422,784 in 2001. By the end of 2002 we had disposed of all marketable securities. The holdings were sold to provide working capital and the decline in the capital markets meant that significant losses were realized.

Professional Fees

Professional fees decreased to $273,905 in 2003 from $640,642 in the year 2002. The decrease in 2003 was due to fewer SEC filings. In addition, common stock issue costs of $2,305,627 and re-incorporation expense of $367,816 have been charged to additional paid in capital during 2003 for the respective transactions. The amount during 2002 was caused largely by SEC filing requirements. Professional fees decreased to $640,642 in 2002 from $1,204,636 in the year 2001. The 2001 amount was caused largely by increased corporate advice fees related to leverage of our capital structure and other potential equity transactions.

Stock based sales consulting fees

On December 1, 2001 we amended warrants that were previously issued on December 1, 2000, to a consultant to provide services in the Middle East. The amendment resulted in a further charge of $403,648 in 2001. No warrants were issued or amended to this consultant in 2002 or 2003.

Share of Loss From Equity Investment

During 2003, we had no share of loss from Equity Investments compared to $435,641 in 2002. During 2002 our share of the losses was $435,641 compared to $441,017 in 2001. Due to the continued loss in 2002, we wrote off our net investment including advances to Healthy Forum during 2002.

The Healthy Forum had been formed to build a global well-being brand in the complimentary medical and specialty food sectors. The principal products of The Healthy Forum are feminine hygiene, beneficial foods and vitamins, minerals and supplements. In April 2001, we increased our shareholding in The Healthy Forum from 29.9% to 46.6% by way of $120,000 cash and $500,000 settlement of debt. Additionally, we provided The Healthy Forum with cash loans since that time. The Healthy Forum has served notice on the Company alleging that the 5,843,750 shares of The Healthy Forum owned by the Company are only partly paid and requested the payment of $526,910, failing which, the shares owned by the Company would be forfeited. We vehemently dispute this allegation and have served The Healthy Forum with a Statement of Claim demanding, inter alia, that it withdraws its allegation, see “Legal Proceedings”.

Provision for Income Taxes

The income tax benefit of $30,484 in 2003 is in respect of the reversal of the 2002 deferred tax liability of ProDesign Technology Limited and arose as a result of that company going into liquidation. During 2003, the taxable profits generated by BioProgress Technology Limited were offset against the taxable loss made by its ultimate parent undertaking, BioProgress PLC. As a result, we have not recorded any provision for UK taxation in 2003. During 2002, BioProgress Technology Limited generated taxable profits and as a result we recorded a provision for UK taxes of $158,613. No provision has been made for income taxes in 2001 as a result of the losses we have incurred. We have provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses in the US due to the uncertainty of their ultimate realization.

Dividends Payable and Accretion of Preferred Stock

During 2003, there was a charge of $nil for dividends payable or accretion of preferred stock and preference shares. During 2002, a charge of $196,535 was recorded, as compared to $691,471 for 2001, for accretion of preferred stock to increase the loss available to common shareholders. This is incurred due to a substantially increased issuance of Series B Preferred Stock during 2001, with the difference that arises between the subscription price and redemption value being charged to equity. Dividends of $34,305 were paid during 2002 compared to $0 in the prior year and are included in the $196,535.

Loss from Operations

The result of the above is that a loss from operations of $4,916,910 was generated in 2003 compared to a loss of $5,890,330 in the year 2002, a decrease of $973,420. The decrease in net loss is due to the reduction in overheads in 2003. A loss from operations of $5,890,330 was generated in 2002 compared to a loss of $6,696,604 in 2001, a decrease of $806,274. The reduction in loss was due to higher revenue in 2002.

During 2003, the Company’s subsidiaries Aronrate Limited and Prodesign Technology Limited were liquidated, which resulted in a net gain from discontinued operations of $291,541. The gain represents the net liabilities of these subsidiaries at the time of liquidation and is stated after liquidation costs of $18,365. These subsidiaries had no trading activities in the period from January 1, 2003 to the date of liquidation.

Liquidity and Capital Resources

We have financed our operations primarily through the issue of preference and ordinary shares to US accredited investors and UK investors. As of December 31, 2003, we had cash and cash equivalents of $3,349,930 compared to a net bank overdraft of $633,427 as of December 31, 2002. During the year ended December 31, 2003, we received $300,236 from the sale of units (comprised of ordinary shares and warrants) and $12,599,916 from the issue of ordinary shares in the UK, net of issue costs of $2,305,627. A further $9,814,164 was receivable from third parties in respect of share issues during 2003, this was received between January 2 and 5, 2004. These proceeds were used for general working capital purposes, including research & development and the building, design and upgrade of further plant and machinery for our Hostmoor location.

Starting in February, 2002, we entered into agreements with certain accredited investors for the issue of a total of 1,226,461 shares common stock and 2,452,922 warrants, exercisable at various prices for a term of five years, for consideration totaling $788,873, which was received during 2002. The agreements are pursuant to an offering by us for the sale up to 600 “units” of equity at a price of $5,000 per unit. Each unit is comprised of 7,500 shares of unregistered common stock and 6 warrants, each such warrant expiring on December 31, 2006 and each exercisable for 2,500 common shares at purchase prices which range from $1.00 up to $10.00.

In May 2003, BioProgress PLC issued 31,250,000 ordinary shares to investors in the UK for $0.26 per share for gross proceeds of $8.2 million. In December 2003, BioProgress PLC raised an additional $13 million in gross proceeds through a placing to investors in the UK and open offer to certain of its non U.S. shareholders of 14,559,444 ordinary shares for $0.90 per share.

On July 24, 2003, the company issued 454,626 ordinary shares of £0.01 each for cash consideration of $116,886.

On August 19, 2003, the company issued 500,000 ordinary shares of £0.01 each for cash consideration of $127,241.

On October 27, 2003, the company issued 1,500,000 ordinary shares of £0.01 each for cash consideration of $406,512.

On November 1, 2003, the company issued 3,637,543 ordinary shares of £0.01 each to individuals and entities who had a right to shares in BioProgress Technology International, Inc. but were never issued by that company, with a value of $986,037 plus a cash consideration of $268,615.

On December 31, 2003, the company issued 561,457 ordinary shares of £0.01 each for cash consideration of $376,524, which was received after the year end and was included in the $9,814,164 noted above.

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC for up to $11 million, made up of $3.5 million at closing and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. BioProgress PLC will also be investing up to an additional $3 million during 2004 to bring Aquafilm’s plant in Tampa, Florida up to pharmaceutical standard and refurbish the offices and packing facilities. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $19.7 million in gross proceeds by way of a placing with institutional and other investors in the UK of 10,000,000 shares at a placing price of $1.97 per share.

We also continue to investigate a number of other long-term funding scenarios and opportunities. There can, however, be no assurance that any additional financing, either debt or equity financing, will be available, if and when needed, or that, if available, such financing could be completed on commercially favorable terms. Failure to obtain additional financing if and when needed, could have a material adverse affect on our business, results of operations and financial condition.

Following the various fundraisings described elsewhere herein, we had a cash balance of $3,349,930 as of December 31, 2003 and therefore we believe our cash resources will be adequate to meet our commitments, capital expenditure requirements and working capital requirements as well as fund losses for at least the next twelve months.

Research and Development

The following table summarizes information relating to the material presently ongoing related groups of research and development projects. The table presents for such groups of projects, the amounts spent in each of the fiscal years 2003, 2002 and 2001 together with our current expectation for completion of these projects and current expectations when such projects will begin generating revenues.

Project	Amount of R&D Expenditure for the Year ended December 31, 2003	Amount of R&D Expenditure for the Year Ended December 31, 2002	Amount of R&D Expenditure for the Year Ended December 31, 2001	Expected Date of Comple- tion of Project	When Revenue is Expected to be Realized from Project
Liquid Fill Encapsulation	$85,844	$67,552	$1,191,138	On going	2005
Powder & Solid Encapsulation	$50,388	$17,895	$27,311	On going	2005
Ostomy	$35,727	$2,547	$6,850	End of 2005	2005

Total	$171,959	$87,994	$1,225,299

The above information is based on our current expectations and the results of the projects thus far and is also contingent on our ability to continue to devote the cash and other resources to such projects. We cannot assure you that any of these projects will be completed successfully or even if completed successfully that customers will decide to commercialize products that are developed. Thus, even if successful, such projects may not necessarily lead to our recognizing license, film or film system revenue.

Contractual Obligations

Our contractual obligations at December 31, 2003, by nature of the obligation and amount due over certain periods of time, are set out in the table below. There have been no material changes in the obligation set forth in the table since December 31, 2003.

	Payments Due by Period
Contractual Obligations	Total	2004	2005 to 2006	2007 to 2008	2009 and beyond
	(dollars in thousands)
Operating leases	5,285	220	440	440	4,185

Total contractual obligations	5,285	220	440	440	4,185

Off-Balance Sheet Arrangements

At December 31, 2003 and December 31, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors, executive officers and certain key employees of BioProgress PLC.

Name	Age	Positions
Peter Glynn-Jones	58	Non-Executive Chairman
R. Graham M. Hind	54	Director, Chief Executive Officer
Elizabeth Edwards	29	Chief Financial Officer, Corporate Secretary
Larry C. Shattles	60	Executive Vice President
Edward Z. Nowak	49	Head of Research and Development
Dr. Jason Teckoe	33	Project Manager of XGEL™ and NROBE®
Simon F. Jones	40	Manager, Intellectual Property
Alan Clarke(1)	53	Non-Executive Director
Graham Cole(1)	57	Non-Executive Director

(1)	Member of the Audit Committee and the Remuneration Committee

Peter Glynn-Jones brings over thirty years of pharmaceutical experience to the Company. He has worked in a variety of capacities for Glaxo SmithKline Beecham PLC (formerly SmithKline Beecham PLC and Beecham Group PLC) since 1971. Since 1992 he has served as Managing Director & Senior Vice President, Strategic Development—Consumer Healthcare. His experience at SmithKline Beecham has focused on both UK and international fast moving consumer goods and over the counter medicines. He has had extensive experience in general management and senior strategic planning and was one of the members of the Beecham team which negotiated the merger with SmithKline Beckman. He received a Bachelor of Science degree in Economics from the University of Wales at Cardiff.

R. Graham M. Hind is the chief executive officer of BioProgress PLC and its subsidiaries. Previously, he served as the Managing Director of BioProgress PLC and as a Director and Vice President of Sales and Marketing. He has also served as Managing Director of DHA Nutrition Limited (UK) which was acquired by BioProgress PLC. He has more than thirty years experience in managing and expanding scientific nutrition companies. In the mid 1970’s and 80’s he was responsible for establishing the Milupa baby food brand in the UK from introduction to brand leadership with sales of over £30 million. In the early 1990’s he joined Royal Numico, forming and heading up their new division for dietary supplements and over the counter medicines which following the further acquisitions of GNC and Rexel Sundown in the USA is becoming one of the largest Dietary Supplement business’s in the World. In the mid 1990’s he founded DHA Nutrition Ltd. a company involved in developing functional foods and Nutraceuticals using long chain polyunsaturated fatty acids. From 1994 until 1997, Mr. Hind served as Managing Director of DHA Nutrition Ltd. In 1998 BioProgress Technology International, Inc. acquired DHA Nutrition Ltd. and Graham became a Director with responsibility for global technology licensing. He was also appointed Managing Director of the UK subsidiary BioProgress Technology Ltd. and President of BioTec Films LLC.

Elizabeth Edwards has served as Chief Financial Officer since March 2002 and also serves as company secretary. Ms. Edwards joined the company in August 2001. In January 2004, Ms. Edwards was appointed as Finance Director of BioProgress Technology Limited, the main operating subsidiary of BioProgress PLC. She received a Bachelor of Science degree in Applied Accountancy with honors from Oxford University. She is a member of the Association of Chartered and Certified Accountants and a Fellow member of the Association of Accounting Technicians. She has experience of raising Private Equity Finance including funds from Venture Capital Trusts. She was a member of a management team which successfully completed a £13 million management buy-out of a company in the environmental management sector. In April 2004, Ms. Edwards was appointed Chief Financial Officer of BioTec Films LLC.

Edward Z. Nowak has served as the Director of Research and Development since 1997. He received a Bachelor of Science Degree in Applied Chemistry from Stockport University in the United Kingdom in 1978. Mr. Nowak then joined Ciba Geigy agrochemical and industrial chemical divisions, where he worked for 12 years. He headed up formulations groups and pioneered technology in micro-emulsions, granulation and polymer seed coatings. In 1989, Mr. Nowak joined Jeyes Group, where he was research and development manager. In 1992, until 1997, Mr. Nowak joined Bush Boake Allen’s fragrance division as European technical manager. He developed a number of new products for launch within the personal care and household sectors for both Jeyes and Bush Boake Allen. Mr. Nowak has been responsible for much of the product and process development of our encapsulation technology.

Larry C. Shattles has served as Sales and Marketing Director since the Reincorporation. Prior to that date he was President of TruTona International, Inc., which sold its assets to us in 1999. Mr. Shattles has been active in arranging funding for us during our R&D phase in addition to sales responsibilities in the nutraceuticals market, oversight of Investor Relations, and Media Relations in the US. He has over 30 years experience in sales and marketing including Presidency of Shattles & Associates, a publishers’ representative firm, and 12 years with Time, Inc. (now AOL/Time Warner). Mr. Shattles is a co-founder and member of the Board of Directors of FundraisingINFO.com, an internet based fundraising consulting firm serving non-profit organizations worldwide. He holds a Bachelor of Arts degree from Oglethorpe University. In April 2004, Mr. Shattles was appointed Vice President of BioTec Films LLC.

Dr. Jason Teckoe has served as Project Manager responsible for developing the XGEL™ film system and NROBE® tablet and powder technologies since April 2001. He joined BioProgress PLC from Porvair Advanced Materials in Kings Lynn, where he was New Product Development Leader responsible for formulation development and manufacture of synthetic microporous plastic moulds for use in the ceramics industry. Prior to that, Dr. Teckoe was a postdoctoral research assistant at the University of Reading, where he investigated the fundamentals of polymer crystallization. Dr. Teckoe gained his PhD in polymer physics from the University of Reading in 1998. Part of his research involved developing a new model for the internal microstructure of advanced polymer fibers and their composites. Before that, Dr. Teckoe gained an MSc in polymer science from the University of Lancaster, following several months work at the SINTEF research organization in Oslo, Norway, where he synthesized and developed a range of novel biodegradable polymers for the agrochemical industry. Dr. Teckoe also has a BSc (Hons) in chemistry with computer-based technology from the University of Warwick and is a Chartered Chemist of the Royal Society of Chemistry, and a member of the Society of Chemical Industry.

Simon F. Jones has served as Intellectual Property Manager for the Company since June 1991. He has received a Bachelor of Science Degree (Hons) in Applied Chemistry (4 year degree) from Hertford University in 1987 and also a Master of Science Degree in Management of Intellectual Property from Queen Mary and Westfield College, University of London, in 1994. Prior to his affiliation with the Company, he has had experience in industrial chemical and pharmaceutical laboratories, sales and purchasing, and immediately prior to his master’s Degree, spent over three years working for Derwent Publications, as an Information Scientist. Subsequent to completing his Master’s Degree and immediately before taking up his position with the Company, he spent approximately 5 years training in a private law firm, (including 1 year outpost position in the chemical industry, to assist a client) to qualify as an Intellectual Property Lawyer.

Alan Clarke has served as a Non-Executive Director since the Company’s Reincorporation in 2003. He is also currently a non executive director of Venturia Plc and Conister Trust Plc. He is Chairman and Director of Combipure Ltd, a privately owned biotech company specialising in drug research and discovery. Mr Clarke served as Chief Financial Officer and a Director of Top jobs.net Plc. During the same time he served as a director of and was hired to provide strategic, corporate finance and restructuring advice to the Heyco Group of Companies and its shareholders. From 1996 to 1998, he served as Finance Director of Fatty Arbuckles Group. Mr Clarke is a qualified chartered accountant who was a partner with Ernst & Young from 1986 to 1996.

Graham Cole has served as a Non-Executive Director since the Company’s Reincorporation in 2003. He presently also serves as a non-executive director and consultant to a variety of UK growth companies (both private and public). He was a corporate finance director of Beeson Gregory Ltd., an investment bank focusing on European growth companies from 1995 to 2002. He currently serves as a non-executive director of Stage Coach Theartre Arts PLC, Claims People PLC, Vantis PLC and Recruitment Investment Group Ltd. He was a partner at Deloitte Haskins & Sells (subsequently Coopers & Lybrand) from 1979 to 1995. He is a chartered public accountant and received a Bachelor of Arts in Economics from Exeter University.

Compensation

Compensation of Executive Officers and Directors

The aggregate cash compensation, including salary, fees, bonuses and cash benefits, paid to our executive officers and directors as a group for the year ended December 31, 2003, was $1,638,861. The aggregate amount paid in the year ended December 31, 2003, to provide benefits in kind, including medical insurance, and pension contributions for our executive officers and directors as a group, was $120,678. In the year ended December 31, 2003, a total of 730,839 options and 480,000 warrants were granted to our executive officers and directors, at exercise prices ranging from $0.33 to $10.00 per share and expiration dates ranging from December 31, 2006 to 8 October 2013. Our executive officers who also serve as directors do not receive any additional compensation for their services as members of our Board of Directors but are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors.

The following table sets out the compensation, excluding share options, paid to or accrued on behalf of certain of our directors and executive officers for the year ended December 31, 2003:

Name	Salary, Fees, Cash Benefits	Bonus	Benefits In Kind	Pension Contributions	Total 2003	Total 2002
R. Graham M. Hind	$358,174	—	$12,771	$30,876	$401,821	$95,952
Malcolm Brown	$269,158	—	$5,765	$24,784	$299,707	$150,343
Larry Shattles	$144,644	—	$30,622	—	$175,266	$83,310
Barry Muncaster	$444,391	—	—	—	$444,391	$139,465
Peter Glynn-Jones	$38,955	—	—	—	$38,955	N/A
Alan Clarke	$40,401	—	—	—	$40,401	N/A
Graham Cole	$25,932	—	—	—	$25,932	N/A

Share Ownership and Option Information

The following table sets forth the number of ordinary shares held by each of our executive officers and director, as of December 31, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge the individuals named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of shares outstanding includes the ordinary shares underlying options held by such shareholder. Percentage of beneficial ownership is based on 102,438,071 ordinary shares outstanding at December 31, 2003.

	Ordinary £0.01 shares December 31, 2003	Percent of Shares
Graham Hind	1,647,773	*
Malcolm Brown (1)	4,464,277	4.36%
Larry Shattles	100,000	*
Peter Glynn-Jones	575,000	*
Alan Clarke	197,500	*
Graham Cole	260,000	*
*	Represents less than 1%
(1)	450,000 shares are held by persons connected with Malcolm Brown. All other interests are beneficially owned. In addition to the above, Malcolm Brown had an interest in Jade Partnership Inc. that held 2,706,500 ordinary £0.01 shares at December 31, 2003.

The following table sets forth the grant date, the number, the exercise price and the excise period for the share options held by each of our executive officers and director, as of December 31, 2003.

	Date of grant	Number	Exercise price		Exercise period
Graham Hind	November 27, 2000	100,000		$1.50	November 27, 2000
					-December 31, 2005
	October 10, 2002	1,000,000		$0.35	October 10, 2002
					-December 31, 2005
	October 10, 2002	650,000	*$	0.50	October 10, 2002
					-December 31, 2005
	October 8, 2003	57,692		$0.93	October 8, 2006
					-October 8, 2013
	October 8, 2003	198,197		$1.20	October 8, 2006
					-October 8, 2013

Malcolm Brown	November 27, 2000	100,000		$1.50	November 27, 2000
					-December 31, 2005
	October 8, 2003	57,692		$0.93	October 8, 2006
					-October 8, 2013
	October 8, 2003	177,258		$1.20	October 8, 2006
					-October 8, 2013

Larry Shattles	November 27, 2000	100,000		$1.50	November 27, 2000
					-December 31, 2005

Peter Glynn-Jones	May 21, 2003	150,000		$0.33	May 21, 2003
					-December 31, 2006

Alan Clarke	May 21, 2003	45,000		$0.33	May 21, 2003
					-December 31, 2006

Graham Cole	May 21, 2003	45,000		$0.33	May 21, 2003
					-December 31, 2006

Share options denominated in Sterling have been translated into US dollars at the exchange rate as of December 31, 2003.

*	These options are only exercisable when the group makes a pre-tax profit of £1 million for a financial year.

The following table sets forth the number of unit warrants held by our executive officers and directors, as of December 31, 2003.

Number of units
Peter Glynn-Jones	20
Alan Clarke	6
Graham Cole	6

Each unit warrant comprises six share purchase warrants as follows:

Warrant	Exercise price	Number of ordinary shares of £0.01 each
“A”	$1.00	2,500
“B”	$1.50	2,500
“C”	$2.00	2,500
“D”	$2.50	2,500
“E”	$5.00	2,500
“F”	$10.00	2,500

All of the unit warrants were issued on May 21, 2003 and can be exercised at any time before December 31, 2006 provided that the share options held by the respective directors have already been exercised.

Employment Agreements and Termination of Employment and Change-in-Control Arrangements

The following summary of certain provisions of the employment agreements does not purport to be complete and is subject to and is qualified in its entirety by reference to the actual text of the employment agreements, copies of which are exhibits to the annual report.

On April 17, 2003, Graham Hind entered into a service agreement with the Company under which he agreed to serve as chief executive at a current annual salary of £140,000 to be reviewed annually. The agreement is terminable by either party giving not less than 12 months’ written notice. In addition to the basic remuneration, Mr. Hind is entitled to private health provision, life assurance, a company car allowance and contributions into a private pension plan. On January 15, 2004, Mr. Hind exercised options in respect of 100,000 ordinary shares of 1p each in the Company at a price of 42 pence per share.

On April 17, 2003, Malcolm Brown entered into a service agreement with the Company under which he agreed to serve as technical director at a current annual salary of £75,000 to be reviewed annually. The agreement is terminable by either party giving not less than 12 months’ written notice. In addition to the basic remuneration, Mr. Brown is entitled to private health provision, life assurance, a company car allowance and contributions into a private pension plan. On January 15, 2004, Mr. Brown exercised options in respect of 80,000 ordinary shares of 1p each in the Company at a price of 42 pence per share.

On May 1, 2003, Larry Shattles entered into a service agreement with the Company under which he agreed to serve as a director at a current annual salary of $100,000 to be reviewed annually together with a bonus at the discretion of the Board. The agreement is for one year terminable by either party giving not less than 3 months’ written notice, such notice not to expire before May 1, 2004.

The Company entered into a letter of appointment with Peter Glynn-Jones dated May 21, 2003 subject to three months’ notice of termination by either party. Mr. Glynn-Jones will receive an annual fee of £35,000. In the event that Mr. Glynn-Jones is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Mr. Glynn-Jones has been granted options to subscribe for 20 units of share options and warrants, as described further above, and he also receives travel and other reasonable expenses. Mr. Glynn-Jones is a member of the nominations committee.

The Company entered into a letter of appointment with Alan Clarke dated May 21, 2003 subject to three months’ notice of termination by either party. Mr. Clarke will receive an annual fee of £23,000. In the event that Mr. Clarke is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Mr. Clarke has been granted options to subscribe for 6 units of share options and warrants, as described further above, and he also receives travel and other reasonable expenses. Mr. Clarke is a member of the audit, remuneration and nominations committees.

The Company entered into a letter of appointment with Graham Cole dated May 21, 2003 subject to three months’ notice of termination by either party. Mr. Cole will receive an annual fee of £23,000. In the event that Mr. Cole is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Mr. Cole has been granted options to subscribe for 6 units of share options and warrants, as described further above, and he also receives travel and other reasonable expenses. Mr. Cole is a member of the audit, remuneration and nominations committees.

Barry J. Muncaster retired as a director and officer of BioProgress Technology International, Inc. and its subsidiaries upon completion of the Reincorporation. At the effective time of the Merger, Mr. Muncaster’s employment agreement terminated with no further obligations on either party (other than the payment of any salary which has been earned but not yet paid or the reimbursement of any expenses incurred up to such date). Mr. Muncaster has agreed to continue to assist BioProgress PLC and its subsidiaries as a part time consultant for one year following the Reincorporation (subject to extension by agreement of the parties pursuant to a consultancy agreement between Mr. Muncaster and BioProgress PLC. Mr. Muncaster has agreed to be available to provide advice for 12 days per month and will receive a consultancy fee of £96,000 per annum. BioProgress Technology International, Inc. and Mr. Muncaster have agreed to amend the Option Agreement with Mr. Muncaster to provide that Mr. Muncaster may exercise his outstanding options (in accordance with their other terms) so long as he is either an employee of or consultant to BioProgress Technology International, its parent or subsidiaries.

Description Of BioProgress PLC Share Option Scheme

BioProgress PLC operates a share option scheme under the terms set forth below. In the United Kingdom, a share option scheme can be either an Approved Scheme (approved by the Inland Revenue of the United Kingdom) or an Unapproved Scheme or a combination of both. The BioProgress PLC scheme is a combination of both.

Summary of the BioProgress PLC Share Option Scheme 2003 (the “Scheme”).

General

The Scheme is divided into two parts, of which one is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 (and which confers certain tax reliefs on participants) and the other is not. The two parts are identical in all material respects unless indicated to the contrary in this summary.

Eligibility

Employees (regardless of their hours of work) and directors (who are obliged to devote at least 25 hours a week to their duties) of BioProgress PLC and its subsidiaries and who are not within two years of their contractual retirement age and who are not otherwise excluded by the relevant legislation are eligible to participate in the Scheme. Decisions relating to the Scheme are made by the Board or a duly authorized committee. Options are a matter entirely separate from participants’ contracts of employment.

Grant of Options

Options may be granted at any time within 42 days after the approval of the Scheme by the Inland Revenue and thereafter within the 42 days following the announcement by BioProgress PLC of its results for any period. Options may also be granted at other times which the board of directors considers to be sufficiently exceptional.

No payment will be required for the grant of an option. Options are not transferable other than where, virtue of a participant’s death, they may be exercised by his personal representatives.

Limit on the Issue of Shares under the Executive Scheme

The maximum number of Shares over which options may be granted under the Scheme shall be 10% of the BioProgress PLC’s issued ordinary share capital from time to time. Options granted under any other discretionary share option scheme operated by BioProgress PLC shall not count for the purposes of this limit and vice versa.

Limit on Individual Participation

No person may, unless the board of directors determines otherwise, in a calendar year be granted options over shares worth more than 100 per cent. of his annual remuneration. This limit is four times remuneration in respect of the first grant of options to an eligible executive after he joins.

The aggregate market value (as at the date of grant) of shares which may be held under option by an individual at any one time under the Inland Revenue approved part of the Scheme or any other approved executive share option scheme established by BioProgress PLC shall not exceed £30,000 or such other limit may apply from time to time.

Option Price

The price per ordinary share payable on the exercise of an option will not be less than the higher of:

(a) the average middle-market quotation for an ordinary share as derived from the Official List on the three dealing days before the option was granted—in respect of options granted under the Inland Revenue approved part of the Scheme, for so long as the Company’s shares shall be admitted to trading on Alternative Investment Market options will not be granted at less than the then market value as agreed with the Shares Valuation Division of the Inland Revenue; and

(b) the nominal value of an ordinary share.

Exercise of Options

An option will not normally be exercisable until three years from its grant. Options will lapse 10 years from the date granted. On termination of the employment of an option holder by reason of death an option will remain exercisable for 12 months from death. On termination of employment by reason of redundancy, ill health or disability an option will remain exercisable for 6 months from termination. Exercise of options following termination of employment in other circumstances will be at the discretion of the board of directors. Exercise is permitted on a reconstruction, takeover or winding-up of BioProgress PLC.

The board of directors intends to set performance conditions on the exercise of options.

Rights Attaching to Shares

All ordinary shares issued under the Scheme will rank equally with all other ordinary shares for the time being in issue (except for any rights arising by reference to a record date before the date of issuance).

Variation of Capital

In the event of any variation of share capital the Board may make such adjustments as it so determines.

Alterations to the Scheme

The board of directors may not alter the Scheme to the advantage of participants without the prior consent of shareholders in general meeting (save for minor changes to benefit the administration of the Scheme to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for a participant or BioProgress. Amendments may be made to options to reflect overseas taxation, securities or exchange control laws provided that the overall terms of such options are not more favorable as a result than those granted to other executives. Prior Inland Revenue approval is required to any change to the approved part of the Scheme.

Insurance

The Company has obtained customary directors’ and officers’ insurance against certain liabilities such persons may incur on our behalf.

Corporate Governance

Our Board of Directors has established an Audit Committee, a Remuneration Committee and a Nomination Committee.

Audit Committee

The Audit Committee meets generally three times a year and will usually request the attendance of the chief financial officer and the external auditor. The Committee has clearly defined terms of reference which outline its objectives and responsibilities relating to financial reporting, internal controls, risk management and the application of appropriate accounting policies and procedures. Specific responsibilities include reviewing the effectiveness of internal controls and risk management and reviewing the scope and results of the external audit. This includes monitoring the independence and objectivity of the external auditor and agreeing the level of remuneration and the extent of non-audit services.

The Audit Committee oversees the financial reporting process on behalf of the board of directors and is composed of independent non-executive directors who are not officers or employees of the Company. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviews the audited financial statements with management, including a discussion of the quality and the acceptability of financial reporting and controls. In fulfilling its oversight responsibilities, the Audit Committee reviews with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of financial reporting and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. The Audit Committee also discusses with the independent auditors their continued independence. The Audit Committee reviews and approves any non-auditing services to be provided by the auditors prior to the firm being retained to perform such services. The Audit Committee oversees the financial reporting process on behalf of the Board. Management is responsible for the Company’s financial reporting process including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The independent auditors are responsible for auditing those financial statements. The Audit Committee’s responsibility is to monitor and review these processes. It is not their duty or responsibility to conduct auditing or accounting reviews or procedures.

Remuneration Committee

The Remuneration Committee reviews and sets the compensation of the executive officers of BioProgress PLC. The executive compensation program is designed to attract and retain highly qualified executives and to motivate them to contribute to BioProgress PLC’s goals and objectives and its overall financial success. Compensation for executives consists of both cash and equity-based compensation. In determining executive compensation, the Remuneration Committee reviews and evaluates information supplied by management and base decisions on management recommendations as well as on BioProgress PLC’s performance and on the individual’s contribution and performance. The Remuneration Committee reviews the salary of each executive officer in relation to previous salaries, personal performance, and salaries of executive officers in the industry and general economic conditions. The salaries are set at levels intended to motivate and retain highly qualified executives whom the Board believes are important to the continued success of BioProgress PLC. Any annual incentive payments to executive officers will be intended to encourage and reward excellent individual performances by managers who make significant contributions to the financial success of BioProgress PLC. BioProgress PLC will grant stock options to provide long-term incentives for the executive officers. The option grants are designed to better align the interests of the executive officers with those of the stockholders and to provide each individual with a significant incentive to manage from the perspective of an owner and to remain employed by BioProgress PLC. The number of shares subject to each option grant will be based on the officer’s level of responsibility, relative position within BioProgress PLC, and is approved by the Board of Directors. The remuneration of the non-executive directors is determined by the Board and reflects their anticipated time commitment to fulfill their duties. Non-executive directors do not receive long-term incentive awards (excluding share options) or pension provision. Non-executive directors’ service agreements can be terminated by either party provided that 3 months’ notice has been given.

Nomination Committee

The Nomination Committee comprises the Chairman and the non-executive directors. It is responsible for monitoring the composition and balance of the Board and making recommendations to the Board on new board appointments.

Employees

As of December 31, 2003, we had 22 full-time employees and 2 part-time employees. As of December 31, 2002, we had 21 full-time employees and 1 part-time employee.

Our future success depends in significant part upon the continued service of our key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that we can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Collective bargaining units represent none of our employees and, to date, we have not experienced a work stoppage. We believe that our employee relations are good.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table contains information with respect to each shareholder known to us to own, of record or beneficially, 3% or more of the nominal value of our ordinary shares as of March 1, 2004 based on 102,438,071 ordinary shares outstanding as of that date:

	Shares Owned
Name of Shareholder	Number	Percent
Barclayshare Nominees Limited	5,649,798	5.52
TD Waterhouse Nominees (Europe) Limited	5,442,822	5.31
KBC Peel Hunt Limited	4,169,355	4.07
Schweco Nominees Limited	4,008,634	3.91
Littledown Nominees Limited	3,849,192	3.76
NY Nominees Limited	3,097,187	3.02
Malcolm D. Brown	4,364,277	4.26

Related Party Transactions

Employment Agreements

For information regarding employment agreements of the Company, see “Item 6—Employment Agreements and Termination of Employment and Change-in-Control Arrangements.”

The Jade Partnership International, Inc.

The Jade Partnership International, Inc. (“Jade”), of which Mr. Brown is a controlling shareholder and director, is a major shareholder of BioProgress PLC. When BioProgress Technology International, Inc. and its subsidiary undertakings were acquired by BioProgress PLC on May 21, 2003, it was owed $315,282 by Jade. As of December 31, 2003, BioProgress PLC was owed $290,264 by Jade.

Accrued Salaries

As of December 31, 2003, Malcolm Brown had salary accrued of $29,170 and Graham Hind had salary accrued of $41,279.

TruTona International, Inc.

TruTona International, Inc., of which Mr. Brown is a controlling shareholder and director, entered into and agreement with BioProgress Technology International, Inc. on February 15, 1999 under which it acquired from TruTona patents, licenses and trademarks relating to a broad range of products. BioProgress Technology International, Inc. paid TruTona $1,500,000 in the acquisition, half in the form of 1,875,000 shares of Common Stock and half paid on or before December 31, 1999 in cash.

In connection with the acquisition of such patents, licenses and trademarks, BioProgress Technology International, Inc. has recognized license fee revenues of approximately $2,000 in 2001, relating to a previous license agreement between TruTona and EcoProgress that has been assigned to BioProgress Technology International. BioProgress Technology International, Inc. had a balance of $58,382 due from TruTona at December 31, 2001.

U.S. Property

Our US offices are provided by our director, Larry Shattles, for a nominal rent.

Larry Shattles

In February 2003, Larry Shattles, exchanged his and his family’s shares of common stock in BioProgress Technology International, Inc. for preferred shares of BioProgress Technology International, Inc. carrying a right to approximately 1.2% of the voting, dividend and liquidation rights. These shares remain outstanding following the reincorporation.

Item 8. Financial Information

See “Item 18: Financial Statements” and the information beginning on page F-1 of this annual report.

Legal Proceedings

On October 4, 2002 we received notice from The Healthy Forum calling on us to pay $526,910 in respect of our 5,843,750 shares of The Healthy Forum, which The Healthy Forum has alleged are partly paid. On October 28, 2002 we served notice on The Healthy Forum that we intended to petition the court seeking an injunction to restrain The

Healthy Forum from taking any action to forfeit our shares. Upon receiving such notice The Healthy Forum agreed to defer any action in respect of its allegations pending resolution of the claim. As The Healthy Forum has gone into liquidation, we do not expect this claim to proceed further.

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International, Inc. allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. We believe this case to involve a dispute between these two individuals and not to involve BioProgress Technology Ltd. and therefore do not believe it will have an adverse effect on our business. BioProgress International will comply with any valid court order requiring a transfer on the stock ledger of the ownership of the disputed shares.

In October 2003, we initiated patent entitlement proceedings against Stanelco Fibre Optics Limited, a subsidiary of Stanelco plc. The proceedings are progressing and a hearing in the summer of 2004 is anticipated. The handling of the day-to-day details of these proceedings has been delegated to our former CEO Barry Muncaster who is a consultant to the Company. This ensures that our executives can focus on running the business without the distraction of these proceedings. We have engaged what the Company believes is one of the UK’s leading legal counsels and an expert in this field and, based on his preliminary opinion of the strength of our case, we have been able to secure insurance to cover all potential legal costs of the proceedings.

Dividend Policy

We have never paid dividends on our share capital. We currently intend to retain future earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends. Any payment of future dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

Under English law, any payment of dividends would be subject to the Companies Act 1985, which requires that all dividends be approved by our Board of Directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act and accounting principles generally accepted in the United Kingdom, which differ in some respects from United States generally accepted accounting principles.

For information regarding the taxation of dividends under United States tax law, see “Item 10: Additional Information—Taxation—United States Federal Income Tax Consequences.”

Item 9. The Offer and Listing

Prior to May 2003, the shares of common stock of BioProgress Technology International, Inc. were admitted for trading on the Over-the-Counter Bulletin Board operated by the National Association of Security Dealers Inc. Since May 2003, the Company’s ordinary shares have been admitted to trading on the Alternative Investment Market of the London Stock Exchange. The following table sets forth information regarding the high and low market prices of the shares of common stock of BioProgress Technology International, Inc. for time periods prior to May 2003 and ordinary shares of BioProgress PLC for time periods since the date of the offering in May 2003:

	Per share of common stock
	High	Low
	($)	($)
Year Ended
1999	2.44	0.27
2000	6.00	1.00
2001	2.88	0.33
2002	0.98	0.31
Quarter Ended
March 31, 2002	0.95	0.40
July 1, 2002	0.98	0.48
September 30, 2002	0.67	0.32
December 31, 2002	0.55	0.31
March 31, 2003	0.51	0.30

	Per ordinary share
	High	Low
	(£)	(£)
Year Ended
2003	0.77	0.22
Quarter Ended
June 30, 2003	0.29	0.22
September 30, 2003	0.63	0.23
December 31, 2003	0.51	0.50
March 31, 2004	1.64	0.62
June 30, 2004	1.10	0.63
Month Ended
January 31, 2004	0.77	0.62
February 29, 2004	1.64	0.73
March 31, 2004	1.49	0.99
April 30, 2004	1.10	1.01
May 31, 2004	1.10	0.70
June 30, 2004	0.90	0.63

Item 10. Additional Information.

Memorandum and Articles of Association

(a)	Memorandum of Association

The Memorandum of Association of the Company provides that the Company’s principal objects are to carry on all or any of the business of a holding and investment company. The objects of the Company are set out in clause 4 of its Memorandum of Association.

(b)	Articles of Association

The Articles below, which were adopted on incorporation, include provisions to the following effect:

(i)	Variation of class rights and changes of capital

(1)	The special rights attached to any class of shares may, subject to any applicable law, be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of three fourths in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class and may be so varied or abrogated either whilst the company is a going concern or during or in contemplation of winding up.

(2)	the Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of a larger amount, cancel any shares not taken or agreed to be taken by any person and sub-divide its shares into shares of a smaller amount.

(3)	the Company may by special resolution reduce its share capital or any capital redemption fund, share premium account or other undistributable reserve subject to authority required by law. Subject to applicable law, and to sanction by an extraordinary resolution, the Company may purchase its own shares.

(ii)	Class Meetings

The provisions of the Articles relating to general meetings apply mutatis mutandis to every such meeting but the necessary quorum is two persons holding or representing by proxy or as the duly authorized representative of a corporation one third in nominal amount of the issued shares of the class except where there is only one holder of the relevant class of shares in which case the quorum shall be that holder.

(iii)	Votes of members

Subject to statute and any special rights or restrictions as to voting attached to any class of shares, at any general meeting, on a show of hands, every member who is present in person has one vote and, in the case of a poll, every member present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to attend or vote at a general meeting either personally or by proxy if he or any person appearing to be interested in shares held by him has been duly served with a notice under Section 212 of the Companies Act 1985 (as amended) (“Companies Act”) and is in default for the prescribed period in supplying to the Company the information required thereby or, unless the Directors determine otherwise, if any calls from him have not been paid.

(iv)	Borrowing powers

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to applicable law, to issue debenture and other loan stock and debentures and other securities.

(v)	Directors

(1)	A Director is not required to hold any qualification shares.

(2)	The amount of any fees payable to Directors shall be determined by the Directors provided that they shall not in any year exceed an aggregate amount of £200,000 or such other sum as may from time to time be approved by ordinary resolution. Any such fees shall be divisible among the Directors as they may agree, or failing agreement, equally. The Directors are also entitled to be repaid all reasonable expenses incurred by them respectively in the performance of their duties. Any Director holding an executive office or otherwise performing services which in the opinion of the Directors are outside the scope of his ordinary duties as a Director may be paid such remuneration as the Directors may determine.

(3)	The Directors may establish and maintain the establishment of any non-contributory or contributory pension or superannuation funds for the benefit of, and give donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of, or Directors or officers of and holding any salaried employment or office in, the Company or any other company which is its holding company or in which the Company or such holding company has any interest or which is allied to or associated with the Company or of any company which is a subsidiary undertaking of the Company or of any such other company (“associated companies”) and the families and dependents of any such persons; and the Directors shall have power to purchase and maintain insurance against liability for any persons who are or were at any time Directors, officers, employees or auditors of, the Company or, its associated companies and for trustees of any pension fund in which employees of the Company or its associated companies are interested.

(4)	The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including the office of chairman, deputy chairman, managing director or chief executive) on such terms and for such period as they may determine.

(5)	Subject to the provisions of applicable law and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:-

(a)	may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)	may be a director or other officer of, or employed by, or a party to, any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested;

(c)	may hold any other office or place of profit under the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company and in any such case on such terms as to remuneration and otherwise as the Directors may arrange; and

(d)	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such contract, transaction or arrangement or from any interest in any such body corporate, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

(6)	Save as specifically provided in the Articles, a Director may not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director will not be counted in the quorum of a meeting in relation to any resolution on which he is debarred from voting.

(7)	Subject to applicable law, a Director is (in the absence of some other material interest than is indicated below) entitled to vote (and will be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:-

(a)	the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him at the request or for the benefit of the Company or of its subsidiary undertakings;

(b)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)	any contract, transaction, arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any contract, transaction, arrangement or proposal to which the company is or is to be a party concerning any other body corporate in which he (together with any persons connected with him) do not to his knowledge hold an interest in shares (as that term is used in Part VI of the Companies Act) representing one per cent. or more of either any class of the equity share capital or the voting rights in such body corporate;

(e)	any contract, transaction, arrangement or proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by, or is subject to and conditional on approval by, the Board of Inland Revenue for taxation purposes;

(f)	any contract, transaction, arrangement or proposal for the benefit of the employees of the company or any of its subsidiary undertakings and which does not award any Director any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(g)	any contract, transaction, arrangement or proposal concerning any insurance against liability which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors or group of persons who include Directors.

(8)	Subject to any applicable law, the Company may by ordinary resolution suspend or relax the provisions summarised under paragraphs (6) and (7) above either generally or in relation to any particular matter, or ratify any transaction not duly authorised by reason of a contravention of such provision.

(9)	A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed by the meeting without any vote being given against it, and any resolution moved in contravention of this provision of the Articles shall be void.

(10)	The Articles provide that statutory provisions which would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as a Director on account of his having reached any specified age, or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall not apply to the company.

(vi)	Transfer of shares

All transfers of shares may be effected by transfer in writing in any usual form or in any other form acceptable to the Directors and shall be executed by or on behalf of the transferor and, if the share is partly paid, the transferee. The Articles do not contain any restriction on the transferability of fully paid shares, provided that the Company has no lien over the shares, the instrument of transfer is in favour of not more than four transferees and in respect of only one class of shares and is duly stamped (if so required), the provisions in the Articles relating to the deposit of instruments of transfer accompanied by the relevant share certificate have been complied with and the member is not in default of any notice duly served under section 212 of the Companies Act as referred to in the Articles.

(vii)	Dividends and distribution of assets on liquidation

The holders of shares are entitled pari passu amongst themselves, but in proportion to the numbers of shares held by them and to the amounts paid up or credited as paid up, to share in the whole of the profits of the Company paid out as dividends. In the event of liquidation of the Company, the liquidator may, with the authority of a special resolution and any other sanction required by law, divide among the members in specie or in kind the whole or any part of the assets of the company and determine how such division shall be carried out as between the members or different classes of members.

(viii)	Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date of its declaration shall be forfeited and shall revert to the Company.

(ix)	Forfeiture and Lien

(1)	If a member fails to pay in full any call or instalment of a call on the due date for payment, the Board may at any time serve a notice on him/her requiring payment and stating that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited. Any share so forfeited may be disposed of by the company within three years, otherwise it shall be cancelled.

(2)	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently or not) called or payable at a fixed time in respect of such share.

(3)	The Company may sell in such manner as the Board thinks fit any share on which the Company has a lien fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell.

(x)	CREST

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association of the Company are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form.

Material Contracts

In March 2004, BioProgress PLC entered into a license agreement with Perrigo Company relating to BioProgress PLC’s TABWRAP™ technology which provides for the commercialization of TABWRAP™ in North America and Europe by Perrigo. Pursuant to the License Agreement, BioProgress PLC granted Perrigo an exclusive license of specified patents and patent applications (and related technical information) relating to TABWRAP™ in North America and Europe. Perrigo agreed to pay a specified royalty to BioProgress PLC expressed as a percentage of net sales, as defined in the agreement, of products incorporating TABWRAP™ technology. In certain years, Perrigo agreed to pay a minimum royalty regardless of the amount of net sales. The License Agreement contains mutual representations, warranties and covenants regarding the specified patents and allocating products liability principally on Perrigo. The term of the License Agreement lasts until the expiration of all patents licensed thereunder. The License Agreement may be terminated early by BioProgress PLC for a material breach by Perrigo, failure of Perrigo to pay royalties thereunder or if products using TABWRAP™ are not put into commercial use within three years of the execution of the agreement.

In March 2004, BioProgress PLC acquired the edible film production assets of Aquafilm LLC, which acquisition excluded Aquafilm’s assets in Connecticut, US and Hartlebury in the UK, for up to $11 million, made up of $3.5 million at closing and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. BioProgress PLC will also be investing up to an additional $3 million during 2004 to bring Aquafilm’s plant in Tampa, Florida up to pharmaceutical standard and refurbish the offices and packing facilities. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $19.7 million in gross proceeds by way of a placing with institutional and other investors in the United Kingdom of 10,000,000 shares at a placing price of $1.97 per share.

Based in Tampa, Florida, USA, Aquafilm was founded in 2000 and has a film production facility with FDA certification to produce soluble films for use in nutritional products (vitamins, minerals and supplements) and food products. The procedures and systems are in place to enable the facility to be quickly upgraded to full pharmaceutical production standard (cGMP).

Aquafilm has been a supplier to BioProgress PLC of films for the XGEL™ technologies and can produce films for all the BioProgress PLC XGEL™ dosage forms. In addition Aquafilm has been developing fast dissolving ‘in the mouth’ films for retail consumer products. This is a new and growing market which has seen breath freshening product introductions from Warner Lambert and Wrigleys in the USA and Europe, and Boots in the UK. In addition to breath freshening strips, Aquafilm has developed dissolve ‘in the mouth’ vitamin strips and a number of other innovative applications for this technology.

BioProgress PLC has recently filed patents on a new technology the Company has been developing for nearly two years, which enables a more effective delivery of active ingredients including pharmaceutical drugs into ‘in the mouth’ dissolving films. BioProgress PLC believes this new WAFERTAB™ technology will significantly enhance the Aquafilm current product offering, and intends to upgrade Aquafilm’s Tampa facility to full pharmaceutical production standard and accelerate the development of the WAFERTAB™ technology into the pharmaceutical sector. It is anticipated that this has tremendous potential as a new drug delivery platform and that it will create further exclusive licensing opportunities for BioProgress PLC.

Aquafilm has been working with a number of multinationals as well as European and US companies developing film products under various brand names. Aquafilm has a film manufacturing as well as a conversion and packing capability in Tampa, and therefore can supply finished products ready for shipping. Aquafilm supplied products are now entering retail distribution in the United States and UK markets, for example, children’s vitamin strips under the ‘Arthur’ brand will be distributed at convenience stores and pharmacies.

In February 2004, BioProgress PLC entered into a series of agreements with FMC BioPolymer, a division of FMC Corporation, relating to a strategic alliance for the commercialization of BioProgress PLC’s NROBE® system. The agreements provide that FMC will be solely responsible for the commercialization of the NROBE® system and provide for the license of IP to enable FMC to do so.

A Framework Agreement provides the general principles of the alliance and establishes a Liaison Team to oversee the alliance and address issues between BioProgress PLC and FMC. The Framework Agreement also provides for the protection of confidential information and provides that upon certain defined change of control events, FMC can take control of the production of NROBE® equipment (provided FMC pays a specified margin per machine to BioProgress PLC) and the management of specified intellectual property related to NROBE®. The Framework Agreement remains in force so long as any of the other agreements are in force.

Pursuant to a Master License Agreement, BioProgress PLC granted FMC a worldwide exclusive license of specified patents and patent applications (and related technical information) relating to NROBE®. FMC granted back to BioProgress PLC a non-exclusive worldwide royalty free license to use these patents with respect to TabWrap, Septum and Swallow and to produce NROBE® film for sale to FMC. FMC also granted BioProgress PLC, subject to specified conditions, a right of first refusal if FMC wants to sublicense the specified patents for use outside the pharmaceutical, personal care, household care, food and medical materials fields. FMC agreed to pay a specified royalty to BioProgress PLC expressed as a percentage of net sales, as defined in the agreement, of NROBE® film sold by FMC. BioProgress PLC remains responsible for prosecuting patents but if its costs in any year exceed 20% of license fees received from FMC, FMC is required to contribute 50% of such excess. FMC agreed that if it does not order specified minimum numbers of NROBE® machines from BioProgress PLC within specified time periods and does not pay a specified payment then the exclusive license to FMC shall become a non-exclusive license. The Master License Agreement contains mutual representations, warranties and covenants regarding the specified patents and its term lasts until the expiration of all patents licensed thereunder. The Master License Agreement may be terminated early by BioProgress PLC for specified failures of FMC to pay royalties thereunder and by FMC for willful uncured breaches by BioProgress PLC which are material to the agreement over the course of its term.

Pursuant to an Equipment Purchase Agreement, FMC agrees during the term of the agreement to purchase all NROBE® equipment exclusively from BioProgress PLC. The Equipment Purchase Agreement shall remain in effect until the expiration of the term of the Master License Agreement unless FMC elects to terminate it earlier for failure of BioProgress PLC to comply with specified delivery and quality criteria. If FMC elects to terminate it must pay BioProgress PLC a specified fee per Nrobe® machine FMC purchases from another supplier following termination. The agreement specifies, payment, delivery and acceptance terms and specifies that $500,000 which was paid by FMC to BioProgress PLC in 2002 when FMC commenced discussions with BioProgress PLC shall be treated as payment for one laboratory scale equipment and a down payment for a one tenth sized machine and BioProgress PLC’s obligation to negotiate repayment of this amount is superseded by this Agreement.

Pursuant to a Film Supply Agreement, once BioProgress PLC has established a cGMP facility to produce film for the NROBE® system, FMC has agreed to purchase and BioProgress PLC has agreed to supply at least fifty per cent of FMC’s requirement for NROBE® film. The facility which BioProgress PLC agreed to purchase from Aquafilm as described above will fulfill this requirement and commence FMC’s obligations to purchase from BioProgress PLC. The agreement also contains delivery terms, acceptance procedures, film specifications, warranties and other provisions relating to film sales. The parties may terminate the agreement early for specified bankruptcy events and for material breach of the agreement and FMC may terminate the agreement if BioProgress PLC has not established a cGMP facility by February 2006.

In connection with the execution of the above agreements, BioProgress PLC has assigned the NROBE® trademark to FMC who granted back a license to use such trademark in BioProgress PLC’s corporate materials.

In October 2003, we entered into a strategic alliance with Harro Hoefliger in Germany whom we appointed as the exclusive global builder and supplier of the XGEL™ machines. Harro Hoefliger is a pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment removes any uncertainty about the quality and reliability of the XGEL™ machines, in that it ensures the machines will be expertly manufactured, installed and commissioned and that the after-sales service through Harro Hoefliger’s global service network will be first class.

Exchange Controls

There are currently no foreign exchange control restrictions imposed by English law on the import or export of capital, including the availability of cash and cash equivalents for our use; or on our ability to pay dividends, interest or other payments to non-resident holders of our ordinary shares; or on the conduct of our operations.

Taxation

The following discussion summarizes the material U.S. federal income tax consequences and U.K. tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary applies to you only if you are a beneficial owner of ordinary shares and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

This summary applies only to holders who will hold our ordinary shares as capital assets for U.S. federal income tax purposes. This summary is based:

•	upon current U.K. tax law and U.S. federal tax law, and U.K. Inland Revenue and U.S. Internal Revenue Service practice as of the date of this Form 20-F; and

•	upon the United Kingdom—United States Income Tax Convention that entered into force on April 25, 1980 (the 1980 Treaty), the new income tax treaty that entered into force on March 31, 2003 (the New Treaty), and the United Kingdom—United States Convention relating to estate and gift taxes (the Estate Tax Treaty) as in effect on the date of this Form 20-F.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities dealers, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ordinary shares, holders who hold ordinary shares as part of hedging, straddle or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for U.S. tax purposes is not the U.S. dollar. The following summary also does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of our ordinary shares. In addition, the following summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

•	you are resident or, in the case of an individual, resident or ordinarily resident in the United Kingdom for U.K. tax purposes;
•	your holding of shares is effectively connected with a permanent establishment in the United Kingdom through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

•	you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

You should consult your own tax advisers as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ordinary shares.

United Kingdom Tax Consequences

United Kingdom taxation of dividends and distributions. Under current U.K. taxation legislation, no tax will be withheld by us from cash dividend payments.

U.S. holders of ordinary shares will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by us. This is because the Treaty provides for a notional U.K. withholding tax, at a maximum rate of 15%, which exceeds the tax credit of 10% of the gross amount of the dividend (being the cash dividend we have paid plus the tax credit) to which an individual resident (for tax purposes) in the U.K. would have been entitled had he received the dividend.

United Kingdom taxation of capital gains. You will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of ordinary shares, unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency (if you are an individual) or permanent establishment (if you are a corporation) and those ordinary shares are, or have been, used, held or acquired for the purposes of that trade or branch or agency or permanent establishment (as the case may be).

A holder of ordinary shares who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the U.K. but who again becomes resident or ordinarily resident in the U.K. within a period of less than five complete tax years and who disposes of ordinary shares during that period may also be subject to U.K. tax on capital gains, notwithstanding that he/she is not resident or ordinarily resident in the U.K. at the time of the disposal.

United Kingdom inheritance tax. Subject to the discussion of the Estate Tax Treaty in the next paragraph, ordinary shares beneficially owned by an individual will be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the ordinary shares are the subject of a gift, including a transfer at less than full market value, by that individual. Inheritance tax is not generally chargeable on gifts to individuals or on some types of settlement made more than seven years before the death of the donor. Special rules apply to ordinary shares held in a settlement.

An ordinary share held by an individual whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty, and who is not a national of the U.K., will not be subject to U.K. inheritance tax on the individual’s death or on a lifetime gift, including a transfer at less than full market value, of the ordinary share except where:

•	the ordinary share is part of the business property of a U.K. permanent establishment of an enterprise;

•	the ordinary share pertains to a U.K. fixed base of an individual used for the performance of independent personal services; or

•	any applicable U.S. federal gift or estate tax liability has not been paid.

The Estate Tax Treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the ordinary share is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

United Kingdom stamp duty and stamp duty reserve tax (SDRT). U.K. stamp duty will (subject to specific exceptions) be payable at the rate of 1.5% (rounded up to the nearest £5) on any instrument pursuant to which ordinary shares are transferred:

•	to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

•	to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

Where consideration is paid for the transfer of ordinary shares to the issuer of depositary receipts (or nominee or agent therefor) or to the person whose business is or includes the provision of clearance services (or nominee or agent therefor), this 1.5% charge is applied to the value of the consideration paid. In any other case, the charge is applied to the value of the ordinary shares transferred.

SDRT, at the rate of 1.5% of the value of the ordinary shares (or 1.5% of the consideration paid, if any), could (subject to specific exemptions) also be payable on the transfer or issue of shares to such a person, but no SDRT will be payable if stamp duty equal to that SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of ordinary shares to, or to a nominee or agent for, such person, such as where there is no chargeable instrument, SDRT will be payable at the rate of 1.5%.

Subject to some exceptions, a transfer on sale of ordinary shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable consideration given, usually the cash consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where there is a transfer otherwise than on sale, a fixed U.K. stamp duty of £5 may be payable. The purchaser or transferee of shares usually pays stamp duty.

SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer ordinary shares. If, within six years of the date of an unconditional agreement to transfer shares, an instrument transferring the shares is executed and duly stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax, but not necessarily interest and penalties, would be cancelled. SDRT is chargeable whether the agreement is made or effected in the U.K. or elsewhere and whether or not any party is resident or situated in any part of the U.K. The purchaser or transferee of shares usually pays SDRT.

United States Federal Income Tax Consequences

Taxation of dividends. Subject to the discussion below under “Passive foreign investment company considerations,” the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on an ordinary share will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of your adjusted basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

The amount of any cash distribution that you must include in income will equal the fair market value in U.S. dollars of the pounds sterling or other foreign currency received on the date received by you for the ordinary shares, based on the spot exchange rate on such date, whether or not the payment is converted into U.S. dollars at that time. You will have a basis in any pounds sterling or other foreign currency distributed equal to such U.S. dollar amount. Any gain or loss recognized upon a subsequent disposition of the pounds sterling or other foreign currency will generally be U.S. source ordinary income or loss.

Dividend income is generally taxed as ordinary income. However, as a result of recent United States tax legislation, a maximum United States federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002, and before January 1, 2009, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of United States corporations as well as dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation which are readily tradable on an established securities market in the United States.

The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for United States foreign tax credit purposes.

We do not currently intend to pay dividends. If we do pay a dividend, you are urged to consult your tax advisers as to the application of the 1980 Treaty, the New Treaty and the Jobs and Growth Tax Relief Reconciliation Act of 2003.

Taxation of capital gains. Upon the sale, exchange or other disposition of an ordinary share, you generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (determined in U.S. dollars) and your adjusted tax basis in the ordinary share. Subject to the discussion below under “Passive foreign investment company considerations”, such gain or loss will generally be a capital gain or loss and will generally be treated as U.S. source gain or loss. Such capital gain or loss will be long-term capital gain or loss if you have held the ordinary share for more than one year at the time of the disposition. If you are an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009, generally will be subject to a maximum U.S. federal income tax rate of 15%. If you have held the ordinary share for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at your marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. You should consult your own tax advisers regarding the availability of this offset.

Passive foreign investment company considerations. A company’s status as a passive foreign investment company (a PFIC) for U.S. federal income tax purposes is a factual determination made on a year to year basis. We cannot determine our status as a PFIC for our current taxable year or for future taxable years until the close of the applicable tax year. We will be a PFIC if either:

•	75% or more of our gross income in a taxable year is “passive income”, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

The application of the gross income test in our particular circumstances is uncertain and could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared to the value of our other assets may in the future lead to us being a PFIC. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take reasonable steps to notify you.

If we were classified as a PFIC, unless you timely made one of specific available elections, a special tax regime would apply to both:

•	any “excess distribution”, which would be your share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter; and

•	any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over your holding period for the ordinary shares. As a result of this treatment:

•	the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of your shares will also be taxed as ordinary income.

In addition, the special PFIC tax rules described above will not apply to you if you make a QEF election, that is, you elect to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide you with such information as you may require from us in order to make an effective QEF election.

If you make a QEF election, you will be required to include in your gross income for U.S. federal income tax purposes your pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not you receive any distributions from us. Your basis in your ordinary shares will be increased to reflect undistributed amounts which are included in your gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to you.

You are urged to consult your own tax adviser concerning the potential application of the PFIC rules to your ownership and disposition of ordinary shares.

United States information reporting and backup withholding. Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 28% rate). Backup withholding will generally not apply to a holder, however, if such holder furnishes a correct taxpayer identification number and makes any other required certification or if such holder is otherwise exempt from backup withholding. To establish its exempt status, a holder generally must provide its taxpayer identification number and required certifications on U.S. Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Form 20-F and the exhibits thereto, may be read and copied at the Commission’s Public Reference Room at Room 1024 Judiciary Plaza, 450 Fifth Street NW, Washington DC 20549 and its regional reference rooms. You may request copies of the materials, upon payment of a duplicating fee, by writing to the Commission. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. The majority of our operations are with our UK subsidiary. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate with the UK pound sterling. Currency exchange rates are determined by market factors beyond our control and may vary substantially over a period of time. If the UK pound sterling were to strengthen in relation to the US dollar, our reported sales would be higher. The average exchange rate for fiscal 2003 was $1.67 per £1.00, respectively. A change of 10% in the average exchange rate would have increased our 2003 net loss by approximately $493,000. As we begin to contract more in continental Europe we should face similar risks relating to the Euro.

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

The Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure and internal controls as of December 31, 2003. This evaluation determined that the disclosure controls and procedures in place at the Company should ensure that material information relating to the registrant, including consolidated subsidiaries, is made known to the principal executive and principal financial officers by others within the entities for the period ended December 31, 2003 to enable disclosure on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Further there were no significant deficiencies in the design or operation of the Company’s internal controls which would have adversely affected the Company’s ability to record, process, summarize or report financial data. No material weaknesses in internal controls were identified or reported to the registrant’s auditors nor was there any fraud that involved management or other employees who have a significant role in the Company’s internal controls.

Item 16A. Audit Committee Financial Expert.

The Board of Directors has determined that the Audit Committee does not have an “audit committee financial expert” as that term is defined in the Securities and Exchange Commission rules and regulations. However, the Board of Directors believes that the members of the Audit Committee have demonstrated the capability of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. As the Board of Directors believes that the current members of the Audit Committee are collectively qualified to carry out all of the duties and responsibilities of the Audit Committee, the Board does not believe that it is necessary at this time to actively search for an outside person to serve on the Audit Committee who would qualify as an audit committee financial expert.

Item 16B. Code of Ethics.

The Board of Directors has not, as yet, adopted a code of ethics applicable to the Company’s principal executive officer, principle financial officer, principal accounting officer or controller, or for persons performing similar functions. The Board of Directors believes that the Company’s existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives. The Company expects to implement during 2004 a code of ethics that will apply to these executives. In accordance with applicable SEC rules, the code of ethics will be made publicly available.

Item 16C. Principal Accountant Fees and Services.

During each of the last two fiscal years, Grant Thorton UK LLP (formerly known as Grant Thorton), Registered Auditors and Chartered Accountants, has acted as our independent auditors.

Audit Fees

Grant Thorton billed us approximately $55,928 for audit services for fiscal 2003, including fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits. Grant Thorton billed us approximately $66,440 for audit services for fiscal 2002.

Audit-Related Fees

Grant Thorton billed us approximately $344,623 for audit-related services for fiscal 2003. Audit-related services principally include due diligence examinations, as well as acting as reporting accountants under U.K. Listing Authority regulations and related SEC regulations and a review of our information technology security environment. $124,192 of these fees have been charged to additional paid in capital in respect of work in connection with common stock issues in the year. Grant Thorton billed us approximately $50,510 for audit-related services for fiscal 2002.

Tax Fees

Grant Thorton billed us approximately $35,060 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2003. $7,513 of these fees have been charged to additional paid in capital in respect of work in connection with common stock issues in the year. Grant Thorton billed us approximately $9,060 for tax advice for fiscal 2002.

All Other Fees

Grant Thorton did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003 or fiscal 2002.

Pre-Approval Policies and Procedures

Prior to the engagement of Grant Thorton UK LLP (formally known as Grant Thornton) each year as auditor, the engagement as auditor is approved by the Audit Committee of our Board of Directors and by vote of our shareholders at our Annual General Meeting of Shareholders. Our Audit Committee has also adopted its own rules of procedure. Our Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by our independent auditors. In fiscal 2003, our Audit Committee pre-approved all of the services provided by Grant Thorton.

Item 16D. Exemptions from the listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The following financial statements, together with the report of our independent auditors and our independent accountants thereon, are filed as a part of this Form 20-F.

Item 19. Exhibits

Exhibit No.	Description of Exhibits
1.1	Certificate of Incorporation(7)

2.2	Memorandum and Articles of Association(7)

2.3	Articles of Merger(7)

2.1	Specimen Share Certificate(7)

4.1	Reorganization Agreement between the Company and BioProgress Technology (2)

4.2	Acquisition Agreement—DHA Nutrition(3)

4.3	Acquisition Agreement—BioProgress Limited (UK)(3)

4.4	Amendment to Acquisition Agreement—BioProgress Limited(1)

4.5	Employment Agreement—Edward I. Nowak(3)

4.6	Professional Services Agreement—The Jade Partnership International, Inc.(3)

4.7	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(3)

4.8	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(3)

Exhibit No.	Description of Exhibits
4.9	TruTona Purchase Agreement(3)

4.10	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(4)

4.11	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(4)

4.12	Master License Agreement, dated as of February 3, 2004, between FMC Corporation (“FMC”) and BioProgress Technology International, Inc. a Nevada Corporation which is a wholly owned subsidiary of the Company (8)*

4.13	Framework Agreement, dated as of February 3, 2004, between FMC and the Company (8)*

4.14	Intellectual Property License Agreement, dated as of March 8, 2004, between BioProgress Technology International, Inc., Perrigo R&D Company and Perrigo Company (8)*

4.15	Equipment Purchase Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.16	Film Supply Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.17	Option Agreement—Barry J. Muncaster(5)

4.18	Option Agreement—Edward Nowak(5)

4.19	Option Agreement—Gregory L. Bowers(5)

4.20	Option Agreement—Graham R. M. Hind(5)

4.21	Option Agreement—James T. C. Longley(5)

4.22	Option Agreement—Larry C. Shattles(5)

4.23	Option Agreement—Malcolm D. Brown(5)

4.24	Premises lease—Hostmoor property(6)

4.25	Agreement to lease—Hostmoor property(6)

4.26	Agreement for Supply of Prototype Machine, dated July 10th, 2001, between the Company and Farmasierra, S.A.(6)

4.27	2002 Common Stock Offering of up to 600 units, including warrants(6)

4.28	Product Development Agreement, dated November 26, 2001, between the Company and The Boots(7)

4.29	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company and Boots Healthcare International Limited (7)

4.30	License Agreement between Convatec, a division of E.R. Squibb & Sons, L.L.C. and BioProgress Technology International, Inc., together with an amendment dated 11 November 2002(7) *

4.31	Consultancy Agreement, dated May 2, 2003, between Barry J. Muncaster and the Company (7)

4.32	Agreement and Plan of Merger and First Amendment thereto (7)

4.33	Loan Agreement, dated January 29, 2003, between BioProgress Technology International, Inc. and Farmasierra, S.A. (7)

4.34	Memorandum of Variation #7, dated as of August 22, 2002, between BioProgress Technology International, Inc. and Consolidated EcoProgress Technology, Inc. (7)

Exhibit No.	Description of Exhibits
4.35	Service Agreement, dated April 17, 2003, between the Company and Graham Hind(7)

4.36	Deed of Termination, dated April 7, 2004, among Peter Black Advanced Technologies Limited, Peter Black Healthcare Limited, BioProgress Technology International, Inc. and BioProgress Technology Limited (8)

4.37	Asset Purchase Agreement, dated March 7, 2004, by and among Bio Films LLC, Aquafilm LLC, Aquafilm USA, Inc. and Each of the Stockholders of Aquafilm, Inc. (8)

4.38	Service Agreement, dated April 17, 2003, between the Company and Malcolm David Brown (7)

4.39	Appointment as Non-Executive Director, between the Company and Peter Glynn-Jones (8)

4.40	Appointment as Non-Executive Director, between the Company and Alan Clarke (8)

4.41	Appointment as Non-Executive Director, between the Company and Graham Cole (8)

8.1	List of the Company’s Subsidiaries (8)

10.1	Consent of Grant Thornton(8)

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer(8)

12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer(8)

13.1	Section 1350 Certification of Chief Executive Officer(8)

13.2	Section 1350 Certification of Chief Financial Officer(8)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.
(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.
(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.
(7)	Filed as an exhibit to the Registration Statement/Proxy Statement of BioProgress PLC and BioProgress Technology International, Inc. filed December 20, 2002 and amended March 19, 2003, May 7, 2003 and May 16, 2003 (Registration Number 333-102045).
(8)	Filed as an exhibit herewith.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOPROGRESS PLC

By:	/s/ Graham M. Hind
Name:	Graham M. Hind
Title:	Chief Executive Officer

Date: July 15, 2004

BIOPROGRESS PLC

BIOPROGRESS PLC AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors and

Shareholders of BioProgress PLC

We have audited the accompanying consolidated balance sheet of BioProgress PLC as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioProgress PLC as of December 31, 2003, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton UK LLP

Cambridge, England

July 12, 2004

BIOPROGRESS PLC

Consolidated Balance Sheet

As of December 31, 2003

2003
$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,349,930
Due from third Parties in respect of share issue	9,814,164
Accounts receivable, net of allowance for doubtful debts of $nil	24,832
Amounts due from related parties	290,264
Prepaid expenses and other current assets	1,119,765

Total current assets	14,598,955

PROPERTY, PLANT AND EQUIPMENT, net	458,147
OTHER LONG TERM ASSETS	394,681
INTANGIBLE ASSETS, net	43,356
GOODWILL	3,840,287

Total assets	19,335,426

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	667,120
Amounts owed to related parties	70,449
Accrued expenses and other current liabilities	764,439

Total current liabilities	1,502,008

Convertible 4% preference shares of £0.005 each, 80,000 authorised; 79,000 Issued and outstanding as of December 31, 2003	648
4% redeemable preference shares of £0.005 each: 90,000 authorised; 88,000 issued and outstanding as of December 31, 2003	722

1,370

STOCKHOLDERS’ EQUITY:
Common stock, £0.01 par value 150,000,000 shares authorised; 102,438,071 shares issued and outstanding as of December 31, 2003	1,704,331

Additional paid-in capital	48,669,279
Accumulated deficit	(33,268,051)
Accumulated other comprehensive income	726,489

Total stockholders’ equity	17,832,048

Total liabilities and stockholders’ equity	19,335,426

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statement Of Operations

For the year ended December 31, 2003

2003
$
NET REVENUE	1,684,911

COST AND EXPENSES:

Cost of revenues	275,549
General and administrative expenses	5,587,529
Depreciation and amortisation	292,879
Research & development	171,959
Professional fees	273,905

Total cost and expenses	6,601,821

LOSS FROM OPERATIONS	(4,916,910)

Interest	18,373

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(4,898,537)

Income tax benefit	30,484

LOSS FROM CONTINUING OPERATIONS	(4,868,053)

Gain from discontinued operations	291,541

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	(4,576,512)

NET LOSS PER COMMON SHARE—BASIC AND DILUTED	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	70,372,161

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statement of Changes in Stockholders’ Equity

as of December 31, 2003

	Common		Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Comprehensive (loss) Income $	Total $
	Share number	Amount $
BALANCE at December 31, 2002	50,120,846	50,121	28,742,177	(28,691,539)	242,171	342,930
Net Loss	—	—	—	(4,576,512)	—	(4,576,512)
Currency translation adjustment	—	—	—	—	484,318	484,318

Comprehensive loss						(4,092,194)

Unit Penalty liability converted into equity	—	—	535,875	—	—	535,875
Cash contributions from investors	—	—	300,236	—	—	300,236
Accrued directors salaries converted into equity	450,021	—	236,500	—	—	236,500
Re-incorporation	(50,570,867)	(50,121)	(14,143,660)	—	—	(14,193,781)
Issuance of common stock	101,876,614	1,694,280	34,451,550	—	—	36,145,830
Common stock issue costs	—	—	(2,305,627)	—	—	(2,305,627)
Re-incorporation expenses	—	—	(367,816)	—	—	(367,816)
Conversion of series B preferred stock	—	—	853,571	—	—	853,571
Exercise of options	561,457	10,051	366,473	—	—	376,524

BALANCE at December 31, 2003	102,438,071	1,704,331	48,669,279	(33,268,051)	726,489	17,832,048

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statement of Cash Flows

For the year ended December 31, 2003

2003
$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,576,512)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	292,879
Gain from discontinued operations	(291,541)
Changes in operating assets and liabilities:
Accounts receivable	16,116
Amounts receivable from related Parties	50,270
Amounts due to related parties	(324,113)
Prepaid expenses and other current assets	(913,580)
Accounts payable	(559,366)
Accrued expenses and other current liabilities	(472,620)
Deferred tax	(30,484)

Net cash used in operating activities	(6,808,951)

CASH FROM INVESTING ACTIVITIES:
Re-incorporation expenses	(367,816)
Purchases of property, plant and equipment	(122,980)
Purchase of patents and trademarks	(25,043)

Net cash used in investing activities	(515,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of common stock	12,223,392
Common stock issue expenses	(2,305,627)
Cash contributions from investors	300,236
Proceeds from exercise of options	376,524
Repayment of bank overdraft	(644,823)

Net cash provided by financing activities	9,949,702
Effects of exchange rate changes on cash and cash equivalents	713,622

Net increase in cash and cash equivalents	3,338,534
CASH AND CASH EQUIVALENTS, beginning of year	11,396

CASH AND CASH EQUIVALENTS, end of year	3,349,930

Supplemental disclosure of cash flow information

2003
$
Cash paid for income taxes	127,749

Non Cash Transactions

The company issued 53,612,544 ordinary shares at £0.01 each as non-cash consideration for the merger of the company with Bioprogress Technology International Inc.

The company issued 15,120,901 ordinary shares at £0.01 each for cash consideration of which $9,814,164 was received after December 31, 2003.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Notes to the consolidated financial statements for the year ended December 31, 2003

1. Background and organization

History

BioProgress Technology International, Inc. (the “Company”), was incorporated in California on March 5, 1990, under the name of U.S. Flywheel, Inc., as a subsidiary of Sunbird Technologies, Inc., a Utah corporation (“Sunbird Technologies”). In June 1991, the Company acquired three patents and a license relating to flywheel technology from Sunbird Technologies and its affiliates in exchange for common shares of the Company “Common Stock”. These shares of Common Stock were subsequently distributed to the stockholders of Sunbird Technologies after registration with the U.S. Securities and Exchange Commission (“Commission”). The Company subsequently transferred its flywheel technology to a partnership (the “Partnership”) in exchange for a minority interest in the Partnership. The Partnership interest of the Company was subsequently sold, after which the Company began its search for a business in which to engage.

The Company changed its name to Famous Sam’s Group Inc and briefly traded as a restaurateur under the name of Famous Sam’s. The business subsequently ceased to trade and in 1997 the Company acquired its interest in BioProgress Technology Inc.

On May 20, 2003 the Company announced that it had received the written consent of shareholders holding in excess of 50% of its outstanding shares of common stock agreed for a merger to take place.

As part of the merger of Bioprogress Technology International Inc with BioProgress Holdings Inc., a newly incorporated public company registered in England and Wales, BioProgress PLC was formed which became the new parent company of Bioprogress Technology International Inc. At the effective time of the Merger (May 21, 2003), the majority of the shareholders of Bioprogress Technology International Inc’s 50,570,867 shares of common stock had their shares converted into the same number of ordinary shares (and in the same proportion) in BioProgress PLC, as they currently own in the Company. One of the directors did not transfer his holding of 595,866 shares of common stock. After the merger, there were 49,975,001 ordinary shares of £0.01 each issued in BioProgress PLC. An additional 3,637,543 ordinary shares of £ 0.01 each were issued later in 2003 to individuals and entities, which had provided cash contributions to Bioprogress Technology International Inc in the period prior to the merger.

167,000 B preferred stock were converted into 79,000 convertible redeemable 4% preference shares of £0.005 each and 88,000 redeemable 4% preference shares of £0.005 each as part of the merger.

Each holder of Bioprogress Technology International, Inc common stock and series B preferred Stock received one ordinary share or preference share, as applicable, of Bioprogress PLC.

BioProgress PLC is trading on the Alternative Investment Market of the London Stock Exchange. Dealings in the ordinary shares commenced in London on May 22, 2003 when the company placed 31,250,000 ordinary shares for $8,179,500.

Operations

The Company is engaged primarily in the research, development, manufacturing, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. The Company’s research and development operations are in the United Kingdom. The Company operates in one market segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries: Bioprogress Technology International Inc, BioProgress Technology, Inc., BioProgress Technology Limited and DHA Nutrition Limited. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent all highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Credit is given based on evaluation of a customer’s financial condition. Accounts receivable are generally due within 30 days of invoicing. Accounts outstanding longer than contractual payment terms are considered past due. The Company records an allowance on a specific basis by considering a number of factors, including the length of time the accounts receivable are overdue, the Company’s previous loss history, and the condition of the general economy and industry as a whole. The Company writes-off accounts receivable only when they become uncollectable, and payments subsequently received on such receivables are credited back to bad debt expenses in the period the payment has been received.

Goodwill

In accordance with adoption of Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), management annually assesses the composition of the Company’s assets and liabilities, as well as the events that have occurred and the circumstances that have changed since the most recent fair value determination. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill will be tested for impairment. The Company did not recognize an impairment loss in the current year, as the fair value of the asset exceeds the carrying value.

Revenue Recognition

We generate revenues from licensing the rights to use our intellectual property in the XGel™ FS, the sale of the XGel™ FS, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGel™ are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and we have no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

Revenues from research and development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognised on a milestone basis, when there is persuasive evidence of customer acceptance.

Earnings Per Share

The Company applies SFAS No. 128 “Earnings Per Share”. The adoption of SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. Basic and diluted loss per common share were calculated based upon the net loss available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. There are 6,286,393 stock options outstanding at December 31, 2003 and 11,655,000 warrants which are not included in the earnings per share calculation as they would be anti-dilutive.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities and marketable securities. The Company performs ongoing credit evaluations of its customers’ financial positions.

In fiscal year 2003, two customers accounted for 89 % of total revenues.

The majority of the revenues of the Company relate to sales to other corporations located in the United States of America and Great Britain.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is provided for using the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 6 years (see Note 3). Amortization of leasehold improvements is provided for over the lesser of the useful life or the related lease term.

Intangibles

Licenses are included at cost and depreciated in equal annual installments over a period of 10 years, which is their estimated useful economic life. Provisions are made for any known impairments, which generally occur through technological obsolescence.

Long-Lived Assets and Impairment testing

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use and eventual disposition of such assets. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The Company evaluates long-lived assets, including goodwill and identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Fair value is determined generally based on discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Foreign Currency Translation

The functional currency of foreign operations is the local currency, which is the British pound. The financial statements of non US companies are translated into US Dollars using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts with currency translation adjustments reflected in other comprehensive loss in stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statement of operations. The currency loss for the year ending December 31, 2003 was $845,635.

Research and Development

Research and development costs are expensed as incurred.

Fair values of financial instruments

The fair values of financial instruments are deemed to be equivalent to the carrying amounts as cash and cash equivalents, bank overdraft, marketable securities, accounts payable and accounts receivable are short term items and readily convertible into cash.

Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. As permitted by the provisions of SFAS No. 148, the Company applies Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations in accounting for share based awards to employees, for options granted. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock.

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 148 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by that Statement. The weighted average fair value at date of grant for options granted during 2003 was $0.54 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2003:

2003
Risk-free interest rate	5%
Dividend yield	0%
Volatility factor	116%
Expected life	3 years

Had the Company’s option plan and the options granted to stockholders been accounted for under SFAS No. 148, the Company’s charge to income for 2003 would have been $3,883,022 for warrants and with options it would have been $301,964. Net loss and loss per share would have been increased to the following pro-forma amounts.

Year ended December 31, 2003
Net loss applicable to common shareholders	$(4,576,512)
Employee compensation (including warrants)	$(4,184,986)

Pro-forma net loss applicable to common shareholders	$(8,761,498)

Pro-forma net loss per share applicable to common stockholders — basic and diluted	$(0.12)

New Accounting Pronouncements

In December 2002, the FASB issued Interpretation 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

•	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

•	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirement of this Interpretation is effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company’s financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Company’s financial statements.

In January 2003 and December 2003, the FASB issued Financial Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities” and its revision, FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interests entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE’s activities, entitled to receive a majority of the VIE’s residual returns, or both. FIN 46 and FIN 46-R are applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special purpose entities for periods ending after December 15, 2003, of which the Company had none. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company has applied the provisions of FIN 46 and FIN 46-R, and the adoption of these statements was not material to the accounts for the period ending December 31, 2003. Management does not expect that the application of this standard will have a material effect on the Company’s results of operations or financial condition.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. SFAS 150 requires that an issuer classify certain financial instruments as liabilities, including instruments issued in the form of mandatorily redeemable shares, instruments that, at inception, embody an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation, and instruments that embody an obligation that the issuer must or may settle by using a variable number of its equity securities in certain circumstances. SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective beginning July 1, 2003. Bioprogress PLC examined the requirements of SFAS 150 and determined that no change in presentation of our Convertible Preference shares was required.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” (SAB 104). SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company believes it is following the guidance of SAB 104, and the issuance of SAB 104 did not have a material impact on the Company’s financial position or results of operations.

3) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of depreciation, and consist of the following at December 31:

	2003	Useful Lives (years)
Leasehold improvements	$294,065	6
Plant and machinery	$476,102	4
Office equipment	$731,598	4
Laboratory equipment	$136,792	6

	$1,638,557
Less — Accumulated depreciation	$(1,180,410)

Net Property, Plant and Equipment	$458,147

The depreciation expense was $288,785 for 2003.

4) Due from Third Parties in respect of share issue

On December, 31, 2003 the company issued 15,120,901 ordinary shares of £0.01 each for cash consideration of $13,315,326 of which $3,501,162 was received before December, 31 2003 with the remaining balance $9,814,164 being received between January 2 and 5, 2004.

5) Intangible Assets

The licenses were purchased from TruTona International, Inc., a related party and are being depreciated in equal annual installments over a period of 10 years which is their estimated useful economic life.

The components of the Company’s intangible assets subject to amortization are as follows:

2003
Trademarks, licenses, patents	$1,389,911
Less Accumulated amortization	$(1,346,555)

Net intangible assets	$43,356

Amortization expense relating to intangible assets during 2003 was $4,094. The following table provides information regarding estimated amortization expense on the remaining intangibles for each of the following years ended December 31:

Year	Annual Amortization Expense
2004	$4,094
2005	$4,094
2006	$4,094
2007	$4,094
2008	$4,094
Thereafter	$22,886

6) Goodwill

Goodwill in respect of previous acquisitions by the Company, net of amortization and impairment provisions at December 31, 2003 was:

2003
Goodwill at cost	$6,949,446
Less-Accumulated amortization and impairment provisions	$(2,861,077)

$4,088,369
Exchange Difference	$(248,082)

Net goodwill	$3,840,287

In accordance with requirements of SFAS No. 142 “Goodwill and other intangible assets” the Company has carried out an annual impairment review and determined that no further impairment revision is required.

7) Commitments and Contingencies

a) Operating Lease Obligations

The Company signed a lease agreement in 2001 to lease new purpose built manufacturing facilities at a site known as Hostmoor, located in March, Cambridge, UK. Minimum future lease payments under the non-cancelable operating lease entered into for Hostmoor subsequent to December 31, 2003 are summarized as follows:

2003
2004	$220,182
2005	$220,182
2006	$220,182
2007	$220,182
2008	$220,182
Thereafter	$4,183,464

TOTAL	$5,284,374

Rental expenses under operating leases totaled $205,349 for the year ended December 31, 2003.

b) Legal Proceedings

On October 4, 2002 we received notice from The Healthy Forum calling on us to pay $526,910 in respect of our 5,843,750 shares of The Healthy Forum, which The Healthy Forum has alleged are partly paid. On October 28, 2002 we served notice on The Healthy Forum that we intended to petition the court seeking an injunction to restrain The Healthy Forum from taking any action to forfeit our shares. Upon receiving such notice The Healthy Forum agreed to defer any action in respect of its allegations pending resolution of the dispute.

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International Inc allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. We believe this case to involve a dispute between these two individuals and not to involve BioProgress Technology Ltd. and therefore do not believe it will have an adverse effect on our business. BioProgress Technology International Inc will comply with any valid court order requiring a transfer on the stock ledger of the ownership of the disputed shares.

In October 2003, we initiated patent entitlement proceedings against Stanelco Fibre Optics Limited, a subsidiary of Stanelco plc. The proceedings are progressing and a hearing in the summer of 2004 is anticipated. The handling of the day-to-day details of these proceedings has been delegated to our former CEO Barry Muncaster who is a consultant to the Company. This ensures that our executives can focus on running the business without the distraction of these proceedings. We have engaged what the Company believes is one of the UK’s leading legal counsels and an expert in this field and, based on his preliminary opinion of the strength of our case, we have been able to secure insurance to cover all potential legal costs of the proceedings.

8) Income Taxes

The Company does not have any current income taxes expense because of a tax net operating loss for the year ending December 31, 2003. The current year tax benefit is from the change in the deferred tax liability. The Company has net operating loss carry forwards of approximately $13,760,000 available in the U.S. and none in the UK for 2003 available to carry forward against taxable profits in each country, subject to agreement with the relevant tax authorities. These net operating loss carry forwards begin to expire in the fiscal year ending 2015. The Company has provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses due to the uncertainty of their ultimate realization.

The following table summarizes the differences between the Company’s effective tax rate and the statutory federal rate as follows:

2003
Statutory federal rate	(34)%
Increase (decrease) resulting from:
Non-deductible items	1.9%
Valuation allowance	33.5%
Foreign Taxes differential	(1.4)%

Effective tax rate	0%

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

2003
$
Write Down in Investments	$855,514
Accrued Expenses	$89,562
Book vs. tax depreciation	$77,524
Net operating loss and other carried forwards	$4,685,004

Deferred tax assets	$5,707,604
Less valuation allowance	$(5,707,604)

Net deferred tax assets	—

9) Related Parties

The following table provides a breakdown of amounts due from/(to) related parties.

Amounts due from/(to) related parties
December 31, 2003	$
Jade Partnership International, Inc	$290,264
Amount owed to Directors in respect of accrued salaries	$(70,449)

Jade Partnership International, Inc

Mr M D Brown, a director of the company, is a shareholder in Jade Partnership International Inc.

10) Common Stock

On May 21, 2003 the company issued 49,975,001 ordinary shares of £0.01 each in exchange for shares in Bioprogress Technology International Inc with a value of $13,122,236.

On May 22, 2003 the company issued 31,250,000 ordinary shares of £0.01 each for cash consideration of $8,179,500.

On July 24, 2003 the company issued 454,626 ordinary shares of £0.01 each for cash consideration of $116,886.

On August 19,2003 the company issued 500,000 ordinary shares of £0.01 each for cash consideration of $127,241.

On October 27, 2003 the company issued 1,500,000 ordinary shares of £0.01 each for cash consideration of $406,512.

On November 1, 2003 the company issued 3,637,543 ordinary shares of £0.01 each to individuals and entities who had a right to shares in Bioprogress Technology International Inc but were never issued by that company, with a value of $986,037 plus a cash consideration of $268,615.

On December 31, 2003 the company issued 14,559,444 ordinary shares of £0.01 each for cash consideration of $12,938,802 and 561,457 ordinary shares of £0.01 each for cash consideration of $376,524. $3,501,162 in respect of these share issues was received before December 31, 2003 with the remaining balance being received between January 2 and 5, 2004.

11) Stock Option Plan

In 1999, the Company adopted a stock option plan for employees, consultants and directors of the Company. Stock options granted pursuant to the Plan shall be authorized by the Board of Directors. On May 21, 2003 the board of directors adopted a new Inland Revenue approved scheme, and all of the existing stock options amounting to 7,366,457 issued previously by Bioprogress Technology International Inc were transferred to Bioprogress Plc. The options granted before May 21, 2003 vest immediately, those after that date can not be exercised for 3 years from the date of issue and have a life ranging from three to ten years.

	Options	Weighted average exercise price
Options outstanding at January 1, 2003	6,366,457	$0.95
Exercised	(561,457)	$(0.67)
Granted	2,486,393	$0.76
Cancelled or forfeited	(2,005,000)	$(1.63)

Options outstanding at December 31, 2003	6,286,393	$0.68

The weighted average fair value of the options granted during the year was $0.50.

The following share options were outstanding over ordinary shares of £0.01 each as of December 31, 2003:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$.33-.50	4,140,000	1.82	$0.43	2,865,000	$0.40
$.54-.75	170,000	0.95	$0.63	170,000	$0.63
$.93-1.50	1,976,393	6.87	$1.21	730,000	$1.48

Total	6,286,393		$0.68	3,765,000	$0.62

12) Redeemable Convertible Preferred Stock & Preference Shares

The redeemable convertible preferred stock and preference shares are recorded in the accompanying balance sheet outside the stockholders’ equity section due to their mandatory redemption feature.

	Series B redeemable convertible preferred stock	Convertible 4% preference shares	4% redeemable preference shares
Number of shares authorized	1,500,850	80,000	90,000

Shares outstanding at December 31, 2002	167,000	—	—
Number of shares issued during year	—	79,000	88,000
Mandatory redemption during the year	—	—	—
Number of shares converted during year	(167,000)	—	—

Shares outstanding at December 31, 2003	—	79,000	88,000

Subscription price per share	$2.73	$0.005	$0.005
Value based on redemption rate at December 31, 2003	$456,720	$385,520	$456,720
Conversion date and rate to common shares

From January 1, 2003 to December 31, 2003	1:0.5 (issued in 2001)	1:0.5 (issued in 2003)	N/A
Expiry of conversion rights	12/31/2003 (issued in 2001)	12/31/2003	N/A
Conversion at discretion of	Holder	Holder	N/A
Redemption date and amount per share From January 1, 2003 to December 31, 2003	$5.19	$4.88	$5.19
Redemption at discretion of	Company	Company	Holder
Mandatory redemption date	After 3/31/2003 (issued in 2000); After 3/31/04 (issued in 2001)	03/31/2004	N/A
Mandatory redemption price	$5.19	$4.88	$5.19
Dividend rate	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December
Voting rights	None	None	None
Preferential liquidation rights	None	None	None

13) Warrants

At January 1, 2003 BioProgress Technology International, Inc. had in issue 308 unit warrants. On the merger of BioProgress Technology International, Inc. with BioProgress PLC the unit warrants were reissued by BioProgress PLC to accredited investors who had previously held similar unit warrants in BioProgress Technology International, Inc. prior to the merger. These warrants continue to carry the same rights as they did before the merger. An additional 84 units were issued during 2003 for cash, services, commissions and employee compensations. One warrant, defined as Common Stock Purchase Warrant Services December 31, 2006, comprises six common stock purchase warrants “A” to “F” each exercisable to purchase 2,500 additional shares of common stock.

The units have a registration rights clause which states, “In the event the Registration Statement has not been declared effective by the Commission by September 30, 2002, the Company shall issue to each investor a unit equal to one-tenth of the units they purchased in the Offering and every 30 days thereafter shall issue an additional one-tenth of the units subject to an additional maximum of nine-tenths of the units purchased by such investor in the offering until the Registration Statement is declared effective”. As a result, on November 13, 2003, the Company issued 353 unit warrants which represented the maximum amount of units to be issued under the terms of the registration rights clause of the warrants originally issued by BioProgress Technology International, Inc.

The following warrants were outstanding over ordinary shares of £0.01 each as at December 31, 2003:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
A	$1.00	1,862,500	3.00	$1.00	1,862,500	$1.00	$1.50
B	$1.50	1,862,500	3.00	$1.50	1,862,500	$1.50	$2.25
C	$2.00	1,862,500	3.00	$2.00	1,862,500	$2.00	$3.00
D	$2.50	1,862,500	3.00	$2.50	1,862,500	$2.50	$3.75
E	$5.00	1,862,500	3.00	$5.00	1,862,500	$5.00	$7.50
F	$10.00	1,862,500	3.00	$10.00	1,862,500	$10.00	$15.00

	Total	11,175,000		$3.67	11,175,000	$3.67

All of the unit warrants can be exercised at any time before December 31 2006.

In the event that the volume weighted average trading price of the Company’s shares is greater than or equal to the price per share (the “Early Termination Price”) for any period of at least 10 consecutive trading days, the Company will have the right to serve notice (the “Notice of Early Termination Price”) on the Purchaser granting the Purchaser a period of 10 trading days from the date upon which the Notice of Early Termination Price is served in which to exercise any remaining warrants exercisable at a price below the prevailing Early Termination Price. Any warrant remaining unexercised at the end of such 10-day exercise period will be cancelled forthwith and without further notice and will be of no further force or effect.

In addition, warrants have been granted over ordinary shares of £0.01 each to the non-executive directors, and at December 31, 2003 the terms were as follows:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
A	$1.00	80,000	3.00	$1.00	80,000	$1.00
B	$1.50	80,000	3.00	$1.50	80,000	$1.50
C	$2.00	80,000	3.00	$2.00	80,000	$2.00
D	$2.50	80,000	3.00	$2.50	80,000	$2.50
E	$5.00	80,000	3.00	$5.00	80,000	$5.00
F	$10.00	80,000	3.00	$10.00	80,000	$10.00

	Total	480,000		$3.67	480,000	$3.67

These warrants expire on December 31, 2006 and cannot be exercised until the non-executive directors exercise their share options.

14) Discontinued Operations

During 2003, the Company’s subsidiaries Aronrate Limited and Prodesign Technology Limited were liquidated which resulted in a net gain of $291,541. The gain represents the net liabilities of the subsidiaries at the time of liquidation and is stated after liquidation costs of $18,365. These companies had no trading activities in the period from January 1, 2003 to the date of liquidation.

15) Segment and Major Customer Information

The Company has one reportable segment: that of research and development and manufacture of non-gelatin replacement materials for the dietary supplement, pharmaceutical, cosmetics and recreational industries and other related applications. As there is only one reportable segment, no reconciliations have been deemed necessary.

A summary of the Company’s net sales and identifiable assets by geographical area follows:

2003
$
Net sales
United States	1,530,329
United Kingdom	154,582

1,684,911

2003
$
Long-lived assets
United States	951
United Kingdom	457,196

458,147

Sales and purchases between geographic areas have been accounted for on the basis of prices set between the geographic areas, generally at cost plus 15%. Identifiable assets by geographic area are those assets that are used in the Company’s operations in each location. Net sales by geographic area have been determined based upon the country from which the product was shipped or services provided.

16) Subsequent Events

a) Acquisition of certain assets from Aquafilm LLC

In March 2004, the Company acquired certain assets of Aquafilm LLC (Aqua) for a total cost of $11 Million comprising $3.5 Million of cash, and an earn out of $7.5 Million based on the business acquired’s net earnings from 2004 until the additional $7.5 Million has been paid. The payments from the Company will match the net annual earnings of the business acquired on a dollar for dollar basis. The Company will also be investing up to an additional $3 Million during 2004 to bring Aqua’s plant in Tampa, Florida up to cGMP standards.

The acquisition will be accounted under purchase accounting and the operating results of the business acquired (now known as Biotech Films LLC) will be included in our consolidated financial statements from the date of acquisition.

An assessment of the fair value of the assets and liabilities acquired from Aqua will be carried out during 2004, and the relevant fair values will be incorporated in the financial statements.

b) Peter Black agreement

On January 21, 2004, following the sale of the business assets of Peter Black Healthcare Limited, we served letters of termination in relation to our agreements with Peter Black Healthcare Limited and Peter Black Advanced Technologies Limited (together “Peter Black”). Although Peter Black initially disputed the validity of such letters of termination, pursuant to a Deed of Termination, dated April 7, 2004, among Peter Black and the Company, all parties agreed to settle the dispute and confirm the termination of all agreements among the parties on the terms and conditions as set forth in such Deed of Termination. In connection with the Deed of Termination, the Company paid Peter Black $716,040.

c) Ordinary Shares Placed

In March 2004 the Company raised $19,691,100 in gross proceeds by way of a placing with institutional and other investors in the UK of 10 million ordinary shares, at $1.97 per share to fund future acquisitions and provide working capital.

d) Redemption

In April 2004, the Company redeemed 87,000 preference shares at $5.19 per share at an exchange rate of $1.79. The actual amount paid was $451,530 (£252,251).

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002, 2001 AND 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To The Board of Directors

BioProgress Technology International, Inc:

We have audited the accompanying consolidated balance sheet of BioProgress Technology International, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2002, and the related consolidated statement of operations, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BioProgress Technology International, Inc. and its subsidiaries as of and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and who’s report dated May 9, 2002 included an explanatory paragraph that described certain uncertainties regarding the Company’s ability to continue as a going concern. The other auditors expressed their opinion prior to the restatement discussed in Note 2.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioProgress Technology International, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed above, the consolidated financial statements of BioProgress Technology International, Inc. and its subsidiaries as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been restated to correct the accounting for certain warrants. We audited the adjustments described in Note 2 that were applied to restate the 2001 and 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

As discussed in Notes 4 and 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard 142, “Goodwill and Other Intangible Assets.”

GRANT THORNTON

Cambridge, England

April 28, 2003 (except for paragraph (d) of Note 17,

as to which the date is May 6, 2003)

THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT

THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

SEE EXHIBIT 23 FOR FURTHER DISCUSSION.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As Of December 31, 2001 And 2000

Together With Auditors’ Report

Report Of Independent Public Accountant

To BioProgress Technology International, Inc:

We have audited the accompanying consolidated balance sheets of BioProgress Technology International, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioProgress Technology International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

New York, New York

May 9, 2002

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002, 2001 and 2000

	Note	2002	2001	2000
			(As restated)	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$11,396	$5,851	$3,818,717
Marketable securities	6	—	210,630	362,423
Accounts Receivable		39,243	193,388	826,251
Amounts due from related parties	10	340,535	484,085	365,705
Prepaid expenses and other current assets		197,137	729,681	466,172

Total current assets		588,311	1,623,635	5,839,268

PROPERTY, PLANT AND EQUIPMENT, net	5	570,316	1,383,673	881,463
EQUITY INVESTMENTS, net		—	559,377	20,482
OTHER LONG TERM ASSETS		394,682	362,899	—
GOODWILL	11	4,088,369	4,914,919	5,425,389
INTANGIBLE ASSETS, net	7	20,894	958,200	1,094,506

Total assets		$5,662,572	$9,802,703	$13,261,108

LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES:
Bank overdraft		$644,823	$332,738	$—
Accounts payable		1,122,648	749,594	173,185
Amounts owed to related parties	10	381,134	377,219	—
Accrued rent deposit		394,682	362,899	—
Accrued expenses and other current liabilities		1,276,574	517,651	422,230
Unit penalty liability	13	535,875	—	—
Income tax payable		168,462	—	—
Deferred tax liability	9	30,484	—	—
Deferred revenue		—	1,326,900	1,763,305

Total current liabilities		4,554,682	3,667,001	2,358,720

Redeemable convertible preferred stock, Series A, par value $1.00, 1,250,000 shares authorized; 0, 2,000, and 2,000 issued and outstanding as of December 31, 2002, 2001, and 2000	12	—	3,900	3,120

Redeemable convertible preferred stock, Series B, par value $2.50, 3,750,000 authorized; 108,000, 167,000 and 108,000 issued and outstanding as of December 31, 2002, 2001 and 2000	12	764,960	602,970	288,040

		764,960	606,870	291,160
COMMITMENTS AND CONTINGENCIES	8	—	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0.001 par value—75,000,000 shares authorized; 50,120,846, 47,631,572, and 45,611,541 shares issued and outstanding as of December 31, 2002, 2001, and 2000 respectively		50,121	47,632	45,612
Additional paid-in capital		28,742,177	27,151,041	24,465,769
Accumulated deficit		(28,691,539)	(21,794,168)	(13,965,076)
Accumulated other comprehensive income		242,171	124,327	64,923

Total stockholders’ equity		342,930	5,528,832	10,611,228

Total liabilities and stockholders’ equity		$5,662,572	$9,802,703	$13,261,108

The accompanying notes to the consolidated financial statements are an integral part of these consolidated balance sheets.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31,

	2002	2001	2000
		(As Restated)	(As Restated)
NET REVENUE	$2,317,571	$966,738	$925,351
COST AND EXPENSES:
Cost of revenues	97,462	208,585	20,902
Research and development costs	87,994	1,225,299	523,085
General and administrative expenses	4,580,850	3,104,957	2,777,325
Depreciation	271,530	278,651	134,120
Amortization of intangible assets	937,606	136,606	137,783
Realized and unrealized loss (profit) on marketable Securities	134,539	422,784	(46,369)
Financing Costs	630,728	—	—
Amortization of goodwill.	—	678,176	678,174
Goodwill impairment.	826,550	—	—
Management Fees.	—	—	150,000
Professional fees	640,642	1,204,636	842,293
Stock based sales consulting fees	—	403,648	2,598,484

Total cost and expenses	8,207,901	7,663,342	7,815,797

LOSS FROM OPERATIONS	(5,890,330)	(6,696,604)	(6,890,446)
Loss on sale of fixed assets	(216,252)	—	—
Share of loss from equity investment	(435,641)	(441,017)	(29,517)

NET LOSS BEFORE DIVIDENDS PAYABLE AND ACCRETION OF PREFERRED STOCK AND INCOME TAX PROVISION	(6,542,223)	(7,137,621)	(6,919,963)
Provision for income taxes	(158,613)	—	—

NET LOSS BEFORE DIVIDENDS PAYABLE AND ACCRETION OF PREFERRED STOCK	(6,700,836)	(7,137,621)	(6,919,963)
Dividends payable and accretion of preferred stock	(196,535)	(691,471)	(2,563,872)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	(6,897,371)	(7,829,092)	(9,483,835)

NET LOSS PER COMMON SHARE—BASIC AND DILUTED	(0.14)	(0.17)	(0.23)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	48,662,980	45,730,823	40,401,395

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

December 31, 2002, 2001 and 2000

	Common
	Share	Amount	Additional Paid-in Capital
			(As restated)
BALANCE at January 1, 2000	36,002,800	$36,002	$9,861,562
Net loss	—	—	—
Currency translation adjustment	—	—	—
Comprehensive loss	—	—	—
Dividends payable	—	—	—
Conversion of Series A preferred stock	97,950	98	58,166
Conversion of Series B preferred stock	9,297,046	9,298	11,630,604
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	—	—	—
Issuance of options	—	—	105,000
Issuance of common shares	213,745	214	211,953
Issuance of warrants	—	—	2,598,484

BALANCE at December 31, 2000	45,611,541	45,612	24,465,769
Net loss	—	—	—
Currency translation adjustment	—	—	—
Comprehensive loss	—	—	—
Dividends payable	—	—	—
Conversion of Series B preferred stock	909,300	909	1,421,235
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	—	—	—
Issuance of common shares	1,110,686	1,111	860,389
Issuance of warrants	—	—	403,648

BALANCE at December 31, 2001	47,631,527	47,632	27,151,041
Net loss	—	—	—
Currency translation adjustment	—	—	—
Comprehensive loss	—	—	—
Dividends payable	—	—	—
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2002	—	—	—
Issuance of unit warrants for services	—	—	204,842
Issuance of common shares	801,815	802	413,326
Exercise of options	461,043	461	185,321
Issuance of common shares in connection with sale of units	1,226,461	1,226	787,647

BALANCE at December 31, 2002	50,120,846	$50,121	$28,742,177

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

December 31, 2002, 2001 and 2000

	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity (Deficit)
	(As restated)		(As restated)
BALANCE at January 1, 2000	$(4,481,241)	$2,095	$5,418,418
Net loss	(6,919,963)	—	(6,919,963)
Currency translation adjustment	—	62,828	62,828

Comprehensive loss	—	—	(6,857,135)
Dividends payable	(158,425)	—	(158,425)
Conversion of Series B preferred stock	—	—	58,264
Conversion of Series B preferred stock	—	—	11,639,902
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	(2,405,447)		(2,405,447)
Issuance of options	—	—	105,000
Issuance of common shares	—	—	212,167
Issuance of warrants	—	—	2,598,484

BALANCE at December 31, 2000	(13,965,076)	64,923	10,611,228
Net loss	(7,137,621)	—	(7,137,621)
Currency translation adjustment	—	59,404	59,404

Comprehensive loss	—	—	(7,078,217)
Dividends payable	(10,415)	—	(10,415)
Conversion of Series B preferred stock	—	—	1,422,144
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	(681,056)		(681,056)
Issuance of common shares	—	—	861,500
Issuance of warrants	—	—	403,648

BALANCE at December 31, 2001	(21,794,168)	124,327	5,528,832
Net loss	(6,700,836)	—	(6,700,836)
Currency translation adjustment	—	117,844	117,844

Comprehensive loss	—	—	(6,582,992)
Dividends payable	(34,305)	—	(34,305)
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2002	(162,230)	—	(162,230)
Issuance of unit warrants for services	—	—	204,842
Issuance of common shares	—	—	414,128
Exercise of options	—	—	185,782
Issuance of common shares in connection with sale of units	—	—	788,873

BALANCE at December 31, 2002	$(28,691,539)	$242,171	$342,930

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,700,836)	$(7,137,621)	$(6,919,963)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	408,136	1,093,133	950,079
Common shares issued in lieu of payment for services	70,731	—	—
Common shares issued in lieu of payment for professional fees	15,001	—	—
Common shares issued in lieu of employee bonuses and commissions	328,396	—	—
Loss on disposal of fixed assets	216,252	140,607	113,042
Impairment of intangible assets	801,000	—	—
Impairment of goodwill	826,550	—	—
Bad debt expense	63,224	—	—
Write off of prepaid financing costs	630,728	—	—
Impairment of equity advances	576,570	—	—
Share of loss of equity investment	435,641	441,017	29,517
Realized and unrealized loss on marketable securities	134,539	422,785	49,928
Compensation charge of stock options issued to employees	—	—	105,000
Issuance of warrants in connection with sale of units	204,842	—	—
Warrants issued for sales consulting services	—	403,648	2,598,484
Changes in operating assets and liabilities:
Accounts receivable	90,921	428,372	(624,448)
Net amounts receivable from related parties	143,550	(314,380)	(948,555)
Prepaid expenses and other current assets	(98,184)	(354,337)	(37,498)
Deferred revenue	(1,326,900)	(436,405)	541,351
Accounts payable	373,054	541,233	(184,750)
Accrued expenses and other current liabilities	1,679,301	617,154	50,465

Net cash used in operating activities	(1,127,484)	(4,154,794)	(4,277,348)

CASH FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(52,805)	(741,648)	(825,787)
Purchase of investments	—	(75,000)	(95,045)
Advances to The Healthy Forum	(28,000)	(706,400)	(198,000)

Proceeds from sale of marketable securities	76,091	48,116	—
Cash acquired from acquisition	—	14,907	—

Net cash used in investing activities	(4,714)	(1,460,025)	(1,118,832)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of preferred stock	—	1,424,300	9,089,546
Proceeds from issuance of common shares in connection with the sales of units	788,873	—	—
Bank overdraft	312,085	332,738	—
Dividends paid	(34,305)	—	—

Net cash provided by financing activities	1,066,653	1,757,038	9,089,546

Effects of exchange rate changes on cash and cash equivalents	71,090	44,915	119,533

Net (decrease) increase in cash and cash equivalents	5,545	(3,812,866)	3,812,899
CASH AND CASH EQUIVALENTS, beginning of year	5,851	3,818,717	5,818

CASH AND CASH EQUIVALENTS, end of year	$11,396	$5,851	$3,818,717

Supplemental disclosure of cash flow information
Cash paid for interest	$12,296	$—	$—
Cash paid for income taxes	—	—	—

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Non Cash Transactions

During 2002, the Company converted $185,782 of “due to related parties” to equity by exercising options rather than paying cash to the directors and in return receiving cash for the exercising of the related options.

During 2002, the Company issued 519,411 shares of common stock to employees in lieu of payment of bonuses and commissions.

During 2002, the Company issued 22,500 shares of common stock to vendors in lieu of payment of professional services.

During 2002, the Company issued 205,594 shares of common stock to vendors in lieu of payment of services.

During 2002, Jade International, paid $200,000 directly to certain directors to reduce its obligation to the Company. This was treated as a reduction of the liability to the directors.

During the 2001 fiscal years 363,720 of Series B preferred stock were converted to 909,300 common shares, in accordance with the subscription agreements. See Note 12 to the financial statements.

During the 2001 fiscal year 15,336 shares of common stock were issued in lieu of dividends on the Series B preferred shares.

On January 18, 2001 the Company received 853,177 shares in Consolidated EcoProgress Technology, Inc. in settlement of outstanding debt of $238,889. On July 6, 2001 the company completed the acquisition of ProDesign Technology Limited. The initial consideration payable in respect of the acquisition was 125,000 shares of common stock. See Note 11 for further details.

On December 12, 2001 the Company entered into a common stock purchase agreement with Fusion Capital Fund II LLC. In connection with this agreement 970,350 shares of common stock were issued, although these shares cannot be sold, transferred or assigned until an effective registration statement has been filed. The Company has recorded $630,728 in prepaid expenses as of December 31, 2001.

The Company issued equity for debt of $29,977 in relation to services provided by Mark Pierce in his role as the Company’s attorney in 2000. The total number of common shares allocated was 32,703.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2002, 2001 and 2000

1. Backgrounds and Organization

History

The Company was incorporated in Nevada in 1996 as Famous Sam’s Group, Inc. In May 1996 the Company acquired all of the assets and liabilities of U.S. Flywheel, Inc., a California company, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in U.S. Flywheel Inc. Famous Sam’s Group Inc. briefly was a restauranteur. In December 1997, Famous Sam’s Group Inc. changed its name to BioProgress Technology International, Inc. In 1997 the Company acquired its interest in BioProgress Technology Inc, as described in Note 11.

On December 18, 2002, the Board of Director approved the terms of the Reincorporation Plan, regarding the pending transaction with BioProgress plc, as described in Note 17.

Operations

The Company is engaged primarily in the research, development, manufacturing, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. The Company’s research and development operations are in the United Kingdom. The Company operates in one market segment.

2. Restatement of Prior Periods

The Company is restating its financial statements for the years ended December 31, 2001 and 2000, and the first nine months ended September 30, 2002 due to incorrect accounting for the issuance of warrants issued for sales consulting services.

On December 1, 2000, the Company issued warrants to purchase 2,522,800 shares of its common stock to pay a third party in exchange for certain marketing, advertising, and distribution consulting services. Originally, the warrants were incorrectly valued on that date and amortized over a two year period. On December 1, 2001, the Company renegotiated the terms of the agreement and effectively modified the existing warrants. This was done by cancelling the original warrants and issuing new warrants to purchase 2,522,800 shares on December 1, 2001 with a lower exercise price. The Company had incorrectly reversed the original transaction from December 1, 2000 and then recorded an expense for the new warrants.

During the closing of its December 31, 2002 financial statements, the Company determined that it was necessary to restate previously reported interim and annual financial statements. The restatement was necessary because the Company incorrectly valued the warrants and amortized this expense over two years. In December 2000, the value of the warrants was originally recorded as $1.3 million. The Company has determined that the fair value should have been recorded as $2.6 million. The value of the warrants should have been expensed immediately as they were fully vested upon issuance. The original value of these warrants, $1.3 million, was incorrectly set up as a prepaid expense and amortized over a two-year period rather than expensing the full value of the warrants at the time of issuance. In 2001, the warrants were modified and the value of the modification was originally stated as $575,141 but the Company has determined that it should have been recorded as $403,648. The original value of the modification was incorrectly set up as a prepaid expense and amortized over the remainder of the original two year period rather than expensing the full value of the modification on December 1, 2001.

Restatement of the balance sheet as of September 30, 2002 and the operating results for the nine months then ended consist of the following adjustments: a decrease in general and administrative expense of $213,659; a decrease in prepaid expenses of $49,948; an increase in additional paid-in-capital of $2,426,991, and an increase in accumulated deficit of $2,476,939. The net impact of the restatement described above resulted in a decrease in net loss for the nine months ended September 30, 2002 of $213,659. The restated net loss for the period resulted in a decrease in the net loss and basic and diluted loss per share for the nine months ended September 30, 2002 of $213,659 and $0.02 per share.

Restatement of the balance sheet as of December 31, 2001 and operating results for the year then ended consist of the following adjustments: an increase of $403,648 in sales consulting expense; a decrease in general and administrative expense of $256,534; a decrease in prepaid expenses of $263,607; an increase in additional paid-in-capital of $2,426,991, and an increase in accumulated deficit of $2,690,598. The net impact of the restatement described above resulted in a decrease in net income for the year ended December 31, 2001 of $147,114. The restated net loss for the year did not change the earnings per share amounts as previously reported.

Restatement of the balance sheet as of December 31, 2000 and operating results for the year then ended consist of the following adjustments: an increase of $2,598,484 in sales consulting expense; a decrease in general and administrative expense of $55,000; a decrease in prepaid expenses of $1,273,000; and an increase in additional paid-in-capital of $1,270,484. The net impact of the restatement described above resulted in an increase in net loss and basic and diluted earnings per share for the year ended December 31, 2000 of $2,543,484 and $0.06 per share.

The following is a summary of the effect of restatement on the Company’s consolidated financial statements at or for the periods reflected.

	Selected Balance Sheet Data As Of
	December 31, 2000		December 31, 2001			December 30, 2002
	As Previously Reported	As Restated	As Previously Reported		As Restated	As Previously Reported	As Restated
	(dollars in thousands)
Prepaid expenses and other current assets	$1,739,172	$466,172	$993,288	(1)	$729,681	$592,035	$542,087
Total current assets	7,112,268	5,839,268	2,250,141		1,623,635	1,309,724	1,259,776
Total assets	14,534,108	13,261,108	10,066,310		9,802,703	8,233,949	8,184,001
Additional paid-in capital	23,195,285	24,465,769	24,724,050		27,151,041	26,017,424	28,444,415
Retained deficit	(11,421,592)	(13,965,076)	(19,103,570)		(21,794,168)	(21,380,058)	(23,856,997)
Total stockholders’ equity	11,884,228	10,611,228	5,792,439		5,528,832	4,670,252	4,620,304

(1)	The amount of prepaid expenses was reduced to $993,288 from $1,356,187 in order to reclassify a long-term deposit in the amount of $362,899 to conform to current year classification.

	Summary Statement of Operations Data For The Year Ended
	December 31, 2000		December 31, 2001		September 30, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
	(dollars in thousands)
Total costs and expenses	$5,272,313	$7,815,797	$7,516,228	$7,663,342	$3,837,280	$3,623,621
Loss from operations	(4,376,479)	(6,890,446)	(6,549,490)	(6,696,604)	(1,766,524)	(1,552,865)
Net loss	(6,940,351)	(9,483,835)	(7,681,978)	(7,829,092)	(2,084,240)	(1,870,581)
Net Loss per common share—basic and diluted	$(0.17)	$(0.23)	$(0.17)	$(0.17)	$(0.05)	$(0.03)

3. Realization of Assets

The Company’s consolidated financial statements have been prepared assuming that it will continue as a going concern. The Company has incurred recurring operating losses and negative operating cash flows since its inception and will require additional financing within the next 12 months. In addition, the Company will need to increase cash flows from operations and/or obtain financing in order to fund its working capital requirements for fiscal year 2003. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is actively pursuing increases to cash flows and additional sources of financing and believes that such increases and additional financing will generate sufficient cash flow to fund the Company’s operations through fiscal year 2003. The Company is currently in the process of restructuring its corporate structure as stated in Note 17 and hopes to raise up to $6.4 million (£5 million) which, if raised, will be used to fund certain current liabilities and on-going operations.

Management’s plan to increase the Company’s cash flows from operations relies significantly on increases in revenue generated from its license agreements and research and development services provided to existing clients, sale of equipment and related supplies, containment of operating expenses and opportunistic leverage of capital markets. However, there are no assurances that such matters will be successfully consummated.

4. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries: BioProgress Technology, Inc., BioProgress Technology Limited, DHA Nutrition Limited and ProDesign Technology Limited. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year classifications.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent all highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

We generate revenues from licensing the rights to use our intellectual property in the XGEL™ film system, the sale of the XGEL™ film system, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGEL™ film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and we have no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

Revenues from research and development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognized on a milestone basis, when there is persuasive evidence of customer acceptance. Revenues from these contracts are not netted against related research and development expenses but are recognized as revenue and the related research and development expense is expensed as incurred.

Deferred revenue represents cash that has been received by the Company, but has not been recorded as revenue as it has not met the revenue recognition criteria. At December 31, 2001, 72% relates to one customer, which was recognised as revenue in 2002, see Note 10.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided for using the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 20 years (see Note 5). Amortization of leasehold improvements is provided for over the lesser of the useful life or the related lease term.

Marketable Securities

Marketable securities represented the Company’s investment in the common stock of Consolidated EcoProgress Technology Inc, and UK quoted investments as described in Note 6. Management considers these securities as trading securities. The value of these investments was marked to market value at each period end with any unrealized gain or loss included in the statement of operations in the period to which it relates. During 2002, all remaining securities were sold.

Intangibles

Licenses are included at cost and depreciated in equal annual installments over a period of 10 years, which is their estimated useful economic life. Provisions are made for any known impairments, which generally occur through technological obsolescence.

Goodwill

In accordance adoption of Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (SFAS 142), management annually assesses the composition of the Company’s assets and liabilities, as well as the events that have occurred and the circumstances that have changed since the most recent fair value determination. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill will be tested for impairment. The Company will recognize an impairment loss if the carrying value of the asset exceeds the fair value determination. The Company’s method of measuring impairment is based on its market value by taking its projected operating earnings (average of the following two years), based on management’s best estimate multiplied by a market multiple of four times earnings. As of December 31, 2002, the only reporting unit that had any goodwill is BioProgress Technology, Ltd. Management has estimated that operating earnings for this reporting unit will range approximately between $766,000 and $1,066,000 for 2003, and between $892,000 and $1,107,000 for 2004.

During the first quarter of 2002, the Company recorded a write-down of its goodwill of $167,706 on ProDesign Technology Limited due to technological advances that caused the developments in that reporting unit to become worthless. During the fourth quarter of 2002, the Company recorded a write-down of $658,844, which consists of 1) the entire goodwill relating to DHA Nutrition Ltd. in the amount of $226,000 due to technological advances that caused the developments in that reporting unit to become worthless and 2) a portion of the goodwill related to BioProgress Technology Ltd. due to a decline in the fair value based on the Company’s annual impairment test, see Note 11. Prior to the adoption of SFAS 142, goodwill was being amortized on a straight-line basis over its useful economic life, which was considered to be 10 years.

Equity Investment

The Company’s investment in the Healthy Forum Limited is accounted for under the equity method of accounting whereby the investment is carried at the cost of acquisition adjusted for the Company’s share of undistributed earnings or losses since acquisition. Advances to the Healthy Forum amounted to $1,357,233 and $904,400 and have been included in Equity Investments in the accompanying balance sheet as of December 31, 2001. Of these advances $120,000 was by way of a capital contribution to Healthy Forum, $473,180 was in the form of a loan represented by a loan agreement providing for interest to accrue at a rate of 3.75% per annum and the principal is repayable in £5,000 monthly instalments commencing May 2003, and the balance of which Healthy Forum have agreed to repay out of any future fundraising.

Subsequent to the reorganization of the share capital of Healthy Forum on April 1, 2001 the Company exercised its option to purchase additional shares of common stock, increasing its shareholding to 46.6% from 29.9%. The net cash investment related to this option was $75,000.

Long-Lived Assets and Impairment Testing

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of such asset and eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The Company evaluates long-lived assets, including goodwill and identifiable intangible assets including equity investments, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Fair value is determined generally based on discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Stock-based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation.” As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock. See below for a summary of the pro-forma effects on reported net loss per share for the years ended December 31, 2002, 2001 and 2000 based on the fair value of options and shares granted as prescribed by SFAS No. 123.

As permitted under SFAS No. 123 “Accounting for Stock Based Compensation”, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) in accounting for share-based awards to employees, for options granted. The options issued on November 27, 2000 were issued at below fair market value and resulted in a compensation charge of $105,000.

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by that Statement. The weighted average fair value at date of grant for options granted during 2002 and 2000 was $0.43 and $1.31 per option, respectively. No options were granted during 2001. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	5%	7%	7%
Dividend yield	0%	0%	0%
Volatility factor	116%	100%	100%
Expected life	Three	Five	Three

Had the Company’s option plan been accounted for under SFAS No. 123, the Company’s charge to income for 2002, 2001, and 2000 would have been $707,125, $0, and $773,903, respectively.

During the year ended December 31, 2002, the Company also issued 73 units (see Note 13) to employees. Each unit has 15,000 warrants attached to it. Had these warrants been accounted for under SFAS No. 123, the Company’s charge to income for 2002 would have been $210,026. Net loss and loss per share would have been increased to the following pro-forma amounts.

	Year ended December 31, 2002	Year ended December 31, 2001 (as restated)	Year ended December 31, 2000 (as restated)
Net Loss applicable to common shareholders	$(6,897,371)	$(7,829,029)	$(9,483,835)
Employee compensation	(917,151)	—	(773,903)
Pro-forma net loss applicable to common shareholders	$(7,814,522)	$(7,829,029)	$(10,257,738)
Pro-forma net loss per share applicable to common stockholders — basic and diluted	$(0.16)	$(0.17)	$(0.25)

Earnings Per Share

The Company applies SFAS No. 128 “Earnings Per Share”. The adoption of SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. Basic and diluted loss per common share were calculated based upon the net loss available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. There were 6,366,457, 3,700,000, and 3,700,000 stock options outstanding at December 31, 2002, 2001 and 2000, respectively which are not included in the earnings per share calculation as they would be anti-dilutive. There are also 3,660,000, nil, and nil warrants outstanding at December 31, 2002, 2001 and 2000, respectively, which have been issued in connection with the Private Placement of Equity Units, see Note 13, which are not included in the earnings per share calculation as they would be anti-dilutive.

Foreign Currency Translation

The functional currency of foreign operations is the local currency, which is the British pound. The financial statements of the foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts with currency translation adjustments reflected in other comprehensive loss in stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statement of operations. The foreign currency loss was $331,552, $134,266 and $387,073 in 2002, 2001, and 2000 respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities and marketable securities. The Company performs ongoing credit evaluations of its customers’ financial positions.

In fiscal 2000, our top three customers accounted for 96% of total revenues, with Proctor and Gamble accounting for 67.5% of total revenues and the remaining 28.5% attributable to Boots and EcoProgress. In fiscal 2001, our top five customers accounted for 93% of total revenues, with Proctor and Gamble accounting for 43% and the four other customers (Boots, EcoProgress, Peter Black and VAX) contributed the remaining 50%. In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under research and development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these research and development contracts. Excluding the EcoProgress deferred revenue that was released, Boots, Peter Black, Convatec and Bristol-Myers would have accounted for approximately 25%, 25%, 17% and 15% of total revenues.

The majority of the revenues of the company relate to sales to other corporations located in the United States of America and Great Britain.

Research and Development

Research and development costs are expensed as incurred.

Fair values of financial instruments

The fair values of financial instruments are deemed to be equivalent to the carrying amounts as cash and cash equivalents, bank overdraft, marketable securities, accounts payable and accounts receivable are short term items and readily convertible into cash.

New Accounting Pronouncements

In July 2002, the FASB issued Statement No. 146, “Accounting for Restructuring Costs,” (“SFAS 146”). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long- lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company does not believe the adoption of this standard will have a material impact in the financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123” (“SFAS 143”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosures about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosures about those effects in interim financial information. The Company currently accounts for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provides the disclosures required by SFAS No. 123. BioProgress currently intends to continue to account for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and will adopt the additional disclosure provisions of SFAS 148 during the first quarter of its year ending December 31, 2003.

In December 2002, the FASB issued Interpretation 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

•	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

•	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirement of this Interpretation is effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company’s financial statements. The initial recognition and measurement provision are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Company’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE’s”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. The provisions of this interpretation are immediately effective for VIEs formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after June 15, 2003. Management does not expect that the application of this standard will have a material effect on the Company’s results of operations or financial condition.

5. Properties, Plant and Equipment

Property, plant and equipment are stated at cost, net of depreciation, and consist of the following at December 31:

	2002	2001	2000	Useful Lives
Freehold property
Leasehold improvements	$—	$547,500	$547,500	20 years
Plant and machinery	275,355	230,610	—	7
Office equipment	426,713	385,350	272,732	4
Laboratory equipment	535,981	638,886	222,743	4
	121,469	106,974	60,448	6

	1,359,518	1,909,320	1,103,423

Less—Accumulated depreciation	(789,202)	(525,647)	(221,960)

Total	$570,316	$1,383,673	$881,463

The depreciation expense was $271,530, $278,651 and $134,120 for 2002, 2001 and 2000, respectively.

6. Marketable Securities

Marketable securities consist of the following:

	2002	2001	2000
Consolidated EcoProgress Technologies Inc.	—
		$210,630	$168,289
Quoted UK investments	—	—	$194,134

	—	$210,630	$362,423

7. Intangible Assets

The components of the Company’s intangible assets subject to amortization are as follows:

	2002	2001	2000
Trademarks, licenses, patents	$1,368,569	$1,368,569	$1,368,569
Less accumulated amortization	(546,675)	(410,369)	(274,063)
Impairment charge	(801,000)	—	—

Net intangible assets	$20,894	$958,200	$1,094,506

The licenses were purchased from TruTona International, Inc., a related party as disclosed in Note 10 and are being depreciated in equal annual installments over a period of 10 years which is their estimated useful economic life. The amortization expense for each year was $136,306, $136,306 and $137,783 for 2002, 2001 and 2000, respectively.

During the fourth quarter of 2002, the Company determined that primarily all of the licenses had been impaired due to recent technology advances and product developments as well as market conditions, and so recorded an impairment charge of $801,000.

The remaining intangible relates to a patent for non-ingestible encapsulation which forms part of our XGEL™ technology which was acquired for $32,472. The remaining life of this patent at December 31, 2002 is 7.7 years. The accumulated amortization of this intangible at December 31, 2002 was $11,974.

Amortization expense related to intangible assets during each year 2002, 2001 and 2000 was $136,306 for each year respectfully. The following table provides information regarding estimated amortization expense on the remaining intangible for each of the following years ended December 31:

Year	Annual Amortization Expense
2003	$2,706
2004	2,706
2005	2,706
2006	2,706
2007	2,706

8. Commitments and Contingencies

a) Operating Lease Obligations

On January 31, 2001 the Company signed a new lease agreement to lease new purpose built manufacturing facilities at a site known as Hostmoor, located in March, Cambridge, UK. Minimum future lease payments under the non-cancelable operating lease entered into for Hostmoor subsequent to December 31, 2002 are summarized as follows:

2002
2003	$197,341
2004	197,341
2005	197,341
2006	197,341
2007	197,341
Thereafter	3,749,479

$4,736,184

Rental expenses under operating leases totaled $359,668, $291,890 and $33,600 for the years ended December 31, 2002, 2001 and 2000, respectively.

b) Employee Agreements

The Company has a number of agreements with directors and senior management, which result in the following committed payments subsequent to December 31, 2002

2002
2003	245,000
2004	245,000
2005	62,000

552,000

c) Bank Overdraft

During 2001, the Company arranged a bank overdraft facility of $362,500 ((pound) 250,000) with a UK bank, which has been secured by a personal guarantee from one of the Company’s executives. During 2002, the facility was increased up to $642,000 ((pounds) 400,000), which is now secured by personal guarantees of two of the Company’s directors. See Note 17.

d) Contingent Tax Liability

As is common in multinational organizations with intra-group trade, the UK Inland Revenue are undertaking a review of the pricing structure in respect of transactions between BioProgress Technology Ltd and BioProgress Technology International, Inc. The Directors have taken professional advice in respect of transfer pricing and are confident they can justify the intra-group pricing as being equivalent to that which would be charged to a third party on an arms length basis. However, until the Inland Revenue conclude their inquires this area remains uncertain with respect to whether there is any potential liability to the Company. As of December 31, 2002, no provision has been made.

e) Legal Proceedings

On October 4, 2002 we received notice from The Healthy Forum calling on us to pay £337,460 ($526,910) in respect of our 5,843,750 shares of The Healthy Forum, which The Healthy Forum has alleged are partly paid. On October 28, 2002 we served notice on The Healthy Forum that we intended to petition the court seeking an injunction to restrain The Healthy Forum from taking any action to forfeit our shares. Upon receiving such notice The Healthy Forum agreed to defer any action in respect of its allegations pending resolution of the claim.

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. We believe this case to involve a dispute between these two individuals and not to involve BioProgress Technology Ltd. and therefore do not believe it will have an adverse effect on our business. BioProgress International will comply with any valid court order requiring a transfer on the stock ledger of the ownership of the disputed shares.

On February 24, 2003, Fusion Capital Fund II, LLC (“Fusion”) filed suit against BioProgress Technology Limited in the Circuit Court of Cook County Illinois, Chancery Division attempting to compel us to remove the restrictive legend on its shares. The case arises from a contract signed between Fusion and BioProgress on December 12, 2001 in which Fusion was given 970,350 shares of restricted common stock (“Commitment Shares”) and agreed to purchase up to $6 million of shares of common stock if certain conditions were met. Such conditions did not occur, and seven months later, Fusion notified BioProgress that it was terminating the agreement. Fusion alleges that despite the fact that resale of the Commitment Shares was never registered with the Securities and Exchange Commission, and Fusion terminated the Agreement, BioProgress should remove the restrictive legends. Fusion seeks declaratory judgment and unspecified damages. Management is unable to determine any range of potential damages relating to the claim. BioProgress believes it has meritorious defenses to Fusion’s allegations and intends to defend its interests vigorously. BioProgress has filed a motion to dismiss and Fusion has responded with a motion for summary judgment.

9. Income Taxes

The Company does not have any current income taxes expense because of a tax net operating loss for the years ending December 31, 2001 and 2000. For the year ended December 31, 2002 the Company had a tax charge of $158,613 for UK income tax and zero for US income tax. The Company has net operating loss carry forwards of approximately $8,600,000 available in the U.S. for 2002 available to carry forward against taxable profits in the U.S., subject to agreement with the relevant tax authorities. The Company has no net operating losses carried forward in the UK as these were utilized in 2002. These U.S. net operating loss carry forwards begin to expire in the fiscal year ending 2015. The Company has provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses due to the uncertainty of their ultimate realization.

The following table summarizes the differences between the Company’s effective tax rate and the statutory federal rate as follows:

	2002	2001	2000
Statutory federal rate	(34.0)%	(34.0)%	(34.0)%
Increase (decrease) resulting from:
Nondeductible items	1.5%	—%	—%
State taxes, net of federal tax benefit	(4.2)%	(4.0)%	(4.0)%
Write-off of financing costs	8.7%	—%	—%
Foreign tax differential	0.3%	0.3%	0.3%
Valuation allowance	30.1%	37.7%	37.7%

Effective tax rate	2.4%	0.0%	0.0%

Deferred tax assets are comprised of the following at December 31:

Write-down in investments	$532,507	$356,578	$281,489
Accrued expenses	169,567	48,132	143,927
Book vs. tax depreciation	(13,926)	(68,358)	(1,911)
Net operating loss and other carryforwards	2,930,446	1,909,347	1,500,450
Other	189,687	228,439	189,438

Deferred tax assets	3,808,281	2,474,138	2,113,393

Less valuation allowance	(3,808,281)	(2,474,138)	(2,113,393)

Deferred tax (liabilities)	(30,484)

Net deferred tax assets (liabilities)	$(30,484)	$—	$—

10. Related Parties

The following table provides a breakdown of amounts due from and owed to related parties. A summary of the transactions is shown after the table:

December 31, 2002	Amounts due from related parties	Amounts owed to related parties
	$	$
Jade Partnership International, Inc.	305,535	—
Cavan Bickell (CEO of Healthy Forum)	35,000	—
Directors	—	381,134

	340,535	381,134

December 31, 2001	Amounts due from related parties	Amounts owed to related parties
	$	$
Jade Partnership International, Inc.	390,703	—
TruTona International, Inc.	58,382	—
Cavan Bickell (CEO of Healthy Forum)	35,000	—
Directors	—	377,219

	484,085	377,219

December 31, 2000	Amounts due from related parties	Amounts owed to related parties
	$	$
Jade Partnership International, Inc.	111,323	—
TruTona International, Inc.	56,382	—
Healthy Forum	198,000	—
Directors	—	—

	365,705	—

Amounts Due to Directors

The amounts due to directors relates to unpaid compensation for services provided during 2002, 2001 and 2000. Due to cash flow constraints these amounts could not be paid to the directors, but have been accrued for payment once the cash flow position improves.

The Jade Partnership International, Inc

On April 1, 1998, the Company entered into a consulting and option agreement with The Jade Partnership International, Inc. (“Jade”), a Delaware Corporation. This agreement was cancelled on March 31, 2000 and no further amounts will be paid by the Company to Jade.

Certain directors of the Company are controlling shareholders in Jade. The Company incurred no management charges of during the years ended December 31, 2002 and 2001. The balance due from Jade to the Company at December 31, 2002, 2001, and 2000 was $305,535, $390,703, and $111,323.

TruTona International, Inc

Certain directors of the Company are also directors of TruTona International, Inc. (“TruTona”), a privately held Atlanta based corporation.

On February 15, 1999, the Company acquired from TruTona patents, licenses and trademarks relating to a broad range of products, including a range of flushable and biodegradable disposable products designed by TruTona. The consideration payable to TruTona by the Company was $1,500,000 in the acquisition, of which $750,000 was paid through the delivery of 1,875,000 shares of Common Stock at an agreed price of $0.40, with the remainder paid in cash.

In connection with the acquisition of the above patents, licenses and trademarks, the Company has recognized license fee revenues of $112,500, $133,600, and $88,862 in 2002, 2001, and 2000 respectively relating to a previous license agreement between TruTona and Consolidated EcoProgress Technology Inc. that has been assigned to the Company.

The Company has a balance of $58,382 and $56,382, due to it from TruTona as of December 31, 2001 and 2000, respectively. No amount was due for TruTona as of December 31, 2002.

Consolidated EcoProgress Technologies, Inc

Consolidated EcoProgress Technologies, Inc, (“EcoProgress”), is a related party by virtue of its shareholding in the Company.

On April 5, 1999, the Company entered into a license with EcoProgress. The license was granted for the sum of $1,500,000, and gave EcoProgress the exclusive right to manufacture, sell and distribute anywhere in the world a line of flushable and biodegradable disposable products employing certain intellectual property that the Company had acquired from TruTona. EcoProgress paid $380,000 in cash at closing and the remaining $1,120,000 was paid through the issuance of 1,066,667 shares of registered common stock in EcoProgress valued at $1.05 per share. The value of the license was included within the deferred income balance and was being amortized to revenue over a period of ten years. The parties also entered into a research and development agreement relating to the licensed technology.

On August 27, 2002, the Company and EcoProgress agreed to terminate all their existing agreements, including the license described above. The Company transferred to EcoProgress all patents and other technology which had been licensed to EcoProgress other than the patents and technology relating to ostomy products. In return, EcoProgress agreed to relinquish all claims it had to the license and use of patents and technology relating to ostomy products. Due to the legal transfer of the non-ostomy related patents and technology and the fact that there is no continuing involvement or future obligations of the Company with respect to the patents and technology transferred, the remaining value of the license which was being amortized to revenue was recognized as revenue in 2002.

A further term of the agreements reached with EcoProgress in 2002 requires the Company to pay a royalty equal to 5% of all proceeds from ostomy products up to a cumulative aggregate amount of royalties equal to $1,000,000. At this time, the Company cannot determine if it will earn any ostomy related revenue that would result in payment of such royalties.

The Healthy Forum Limited

The Healthy Forum aims to build a world leading and world-friendly brand in the complimentary medical and specialty food sectors. The product categories of the company will be feminine hygiene, beneficial foods and vitamins, minerals and supplements. The Company owns 46.6% of the shares of The Healthy Forum.

In addition to the equity investment the Company has loaned The Healthy Forum $449,078, $706,400 and $198,000 in 2002, 2001, and 2000, respectively, to help fund working capital requirements. At December 31, 2002, 2001, and 2000 the amount owed by The Healthy Forum to the group was $1,357,233, $904,400, and $198,000 respectively, which is included in Equity Investments in the accompanying balance sheet.

During the fourth quarter of 2002, Healthy Forum disputed that the Company had fully paid for its shares in Healthy Forum. The Company and Healthy Forum are currently negotiating the amounts outstanding from Healthy Forum. Due to the continuing and foreseeable losses in Healthy Forum, the Company has written off the net investment and loans receivable from Healthy Forum to zero as of December 31, 2002.

11. Goodwill

Goodwill of $6,781,739 resulted from the acquisition of BioProgress Technology Limited in 1998 and represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired. It was being amortized on a straight-line basis over its useful economic life, which was considered to be 10 years. The amortization charge for 2002, 2001 and 2000 was $0, $678,176, and $678,174, respectively.

On July 6, 2001 the Company completed the acquisition of ProDesign Technology Limited. Completion of the acquisition, which has been accounted for under the purchase method in accordance with Statement of Financial Accounting Standard (“SFAS”) 141, follows the execution of a letter of intent announced on March 16, 2001 and, accordingly, the results of operations have been included in the accompanying financial statements since the date of acquisition. Initial consideration payable in respect of the acquisition is 125,000 shares of common stock in the Company (“Consideration Shares”). Goodwill of $167,706 arose on the acquisition. Under SFAS 142, no amortization is required and this goodwill is subject to impairment review. Consideration Shares are restricted from sale for a period of one year from the date of issue. Additional consideration (“Deferred Consideration”) shall be payable by the Company in accordance with the following and any future payments will be reflected as an increase in the purchase price as they fall due:

If at any time on or before December 31, 2001, the cumulative sales revenues of ProDesign Technology Limited derived from third parties exceed $500,000, the Company shall issue the number of ordinary shares of common stock in the Company determined in accordance with the following provisions, price being the closing price of the Company’s common stock on the relevant date:

(i) if the price is $2.50 or more—100,000 shares

(ii) if the price is $1.66 or less—150,000 shares

(iii) if the price is between $1.66 and $2.50—a figure equal to the result of dividing 250,000 by the price

If at any time on or before December 31, 2002, the cumulative sales revenues of ProDesign Technology Limited derived from third parties exceed $1,000,000, the Company shall issue the number of ordinary shares of common stock in the Company determined in accordance with the following provisions, price being the closing price of the Company’s common stock on the relevant date:

(i) if the price is $2.50 or more—100,000 shares

(ii) if the price is $1.66 or less—150,000 shares

(iii) if the price is between $1.66 and $2.50—a figure equal to the result of dividing 250,000 by the price

As of December 31, 2002, these targets have not been met and no purchase price adjustments have been made.

Prior to January 1, 2002, intangible assets, consisting primarily of goodwill, were being amortized on a straight-line basis over periods ranging from 2.5 to 40 years. In June 2001, the Financial Accounting Standards Board issued SFAS 142, “Goodwill and Other Intangible Assets”, which established new accounting and reporting requirements for goodwill and other intangible assets. The new standard requires that all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test. The net loss for the Company for the year ended December 31, 2001 would have been $7,150,853 had SFAS 142 been applied prior to January 1, 2002.

The following table illustrates the effects of adopting SFAS 142:

	2002	2001	2000
Reported Net loss	$(6,897,371)	$(7,829,092)	$(9,483,835)
Add: amortization of goodwill	—	678,176	678,174

Adjusted net loss	$(6,897,371)	$(7,150,916)	$(8,805,661)

Net Loss per common share (reported)—basic and diluted	$(0.14)	$(0.17)	$(0.23)

Add: amortization of goodwill	—	0.01	$0.01

Adjusted net loss per common share—basic and diluted	$(0.14)	$(0.16)	$(0.22)

The Company applied the provisions of SFAS 142 beginning on January 1, 2002, in that they discontinued the amortization of goodwill, however they did not perform the required transitional fair valued based impairment test. The Company recognised a non-cash adjustments of $167,706, and $226,000 in the first and fourth quarters of 2002 respectively, to reduce the carrying value of goodwill related to Pro-Design Technology Ltd and DHA Nutrition Ltd to their respective implied fair values, which were deemed to be zero due to technological advances that made the development of these reporting units worthless. The Company recognized another non-cash adjustment in the amount of $432,844 in the fourth quarter of 2002 related to the goodwill associated with BioProgress Technology, Ltd. The Company’s valuation was estimated using a market-multiples based on expected future operating profits. As the charge was not taken in connection with a transitional test under SFAS 142, the impairment adjustment was reflected as an increase to the loss from operations. In connection with adopting SFAS 142, the Company also reassessed the useful lives and the classifications of its identifiable intangible assets and determined that they continue to be appropriate.

12. Redeemable Convertible Preferred Stock

The Series A and B redeemable convertible preferred stock are recorded in the accompanying balance sheet outside the stockholders’ equity section due to their mandatory redemption feature.

	Series A redeemable convertible preferred stock	Series B redeemable convertible preferred stock
Number of shares authorized	1,250,000	3,750,000

Shares outstanding at December 31, 2000	2,000	108,000
Number of shares issued during year	—	422,720
Mandatory redemption during the year	—	—
Number of shares converted during year	—	(363,720)

Shares outstanding at December 31, 2001	2,000	167,000
Number of shares issued during year	—	—
Mandatory redemption during the year	(2,000)	—
Number of shares converted during year	—	—

Shares outstanding at December 31, 2002	—	167,000

Subscription price per share	$1.00	$2.50
Value based on redemption rate at December 31, 2002	$—	$764,960
Proceeds from issuance during 2002	$—	$—
Conversion date and rate to common shares
From January 1, 2001 to December 31, 2001	1:0.5	1:1.0 (issued in 2000) 1:2.5 (issued in 2001)
From January 1, 2002 to December 31, 2002	—	1:0.5 (issued in 2000) 1:1.0 (issued in 2001)
From January 1, 2003 to December 31, 2003	—	1:0.5 (issued in 2001)
Expiry of conversion rights	12/31/2001	12/31/2002 (issued in 2000) 12/31/2003 (issued in 2001)
Conversion at discretion of	Holder	Holder
Redemption date and amount per share From January 1, 2001 to December 31, 2001	$1.95	$3.91
From January 1, 2002 to December 31, 2002	$—	$4.88
From January 1, 2003 to December 31, 2003	$—	$5.19
Redemption at discretion of	Company	Company
Mandatory redemption date	After 3/31/2002	After 3/31/2003 (issued in 2000); After 3/31/04 (issued in 2001)
Mandatory redemption price	$2.07	$5.19
Dividend rate	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December
Voting rights	None	None
Preferential liquidation rights	None	None

A charge has been accreted to accumulated deficit to reflect the difference between the par value of $2.50 and the redemption value as of the period end. In 2001, a charge was made to reflect the $0.95 premium on Series A redeemable convertible preferred shares and the $1.41 premium on Series B redeemable convertible preferred shares. In 2002, a further charge was made of $0.97 on the Series B redeemable convertible preferred shares representing the increase in the redemption price to $4.88. A further accretion charge will be made in 2003 of $.31 when the mandatory redemption price increases to $5.19. The redemption requirements, should the holders not convert, will amount to $456,720 in 2003, and $410,010 in 2004.

13. Private Placement of Equity Units

In the first quarter 2002, the Company issued a private placement of equity units. Each unit consists of 7,500 shares of common stock, par value $0.01 per share (common stock) and one warrant defined as Common Stock Purchase Warrant Series December 31, 2006 comprising six common stock purchase warrants “A” to “F” each exercisable to purchase 2,500 additional shares of common stock. The price per unit was $5,000 and a maximum of 600 units was allowed under the agreement. As of December 31, 2002 270.4 units had been sold or issued in lieu of payment for services, professional fees, and employee bonuses and commissions.

The units have a registration rights clause which states, “In the event the Registration Statement has not been declared effective by the Commission by September 30, 2002, the Company shall issue to each investor a unit equal to one-tenth of the units they purchased in the Offering and every 30 days thereafter shall issue an additional one-tenth of the units, subject to an additional maximum of nine-tenths if the units purchased by such investor in the offering until the Registration Statement is declared effective.” As of December 31, 2002, the Company has accrued the amount of $535,875 for the payment of the penalty which is included in accrued expenses and other current liabilities. The accrual will be paid in the form of additional common shares. Using the closing share price as of April 30, 2003 of $0.30, the Company would have to issue 1,786,250 shares to settle the penalty which had accrued up until December 31, 2002.

As the Registration Statement has not been declared effective by April 30, 2003, an additional four-tenths will be required to be paid in 2003, which would be an additional accrual of $714,500, and if the Registration Statement is not declared effective by June 2003, the maximum of nine-tenths would be required to be paid which would amount to $1,607,623 (which includes the $535,875 already accrued for as of December 31, 2002). As of December 30, 2002, the last trading date, the stock price was $0.46 per share. The additional shares that would be issued relating to the $535,875 accrual would amount to 1,164,946 shares of common stock. Using the closing share price at April 30, 2003 of $0.30, the Company would have to issue 4,167,917 shares to settle the penalty which had accrued up until the end of April 2003. The ultimate total of shares that will be issued for payment of the entire penalty will be determined by the closing price at the end of each 30-day period and the timing of the Registration Statement actually being declared effective.

Common Stock Purchase Warrant Series December 31, 2006:

Warrant	Exercise prices	Number Outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
“A”	$1.00	610,000	4	1.00	610,000	1.00	1.50
“B”	1.50	610,000	4	1.50	610,000	1.50	2.25
“C”	2.00	610,000	4	2.00	610,000	2.00	3.00
“D”	2.50	610,000	4	2.50	610,000	2.50	3.75
“E”	5.00	610,000	4	5.00	610,000	5.00	7.50
“F”	10.00	610,000	4	10.00	610,000	10.00	15.00

		3,660,000			3,660,000

Of the warrants issued in connection with units, 73 units were given to employees in lieu of compensation for bonuses.

In the event that the volume weighted average trading price of the Company’s shares is greater than or equal to the price per share (the “Early Termination Price”) for any period of at least 10 consecutive trading days, the Company will have the right to serve notice (the “Notice of Early Termination Price”) on the

Purchaser granting the Purchaser a period of 10 trading days from the date upon which the Notice of Early Termination Price is served in which to exercise any remaining warrants exercisable at a price below the prevailing Early Termination Price. Any warrant remaining unexercised at the end of such 10-day exercise period will be cancelled forthwith and without further notice and will be of no further force or effect.

Subsequent to December 31, 2002, the Company issued an additional 119 units for cash, services, commissions, and employee compensation.

14. Stock Option Plan

In 1999, the Company has adopted a stock option plan (the “Plan”) for employees, consultants and directors of the Company. Stock options granted pursuant to the Plan shall be authorized by the Board of Directors. The Company granted 3,000,000 stock options to executives on January 25, 1999, 700,000 on November 27, 2000, and 3,127,500 throughout the year ended December 31, 2002. The options granted in 2000 and 1999 vest immediately and have lives of three years and five years, respectively. The options that were granted in 2002, all vest immediately with lives that range from two to three years, except for 1,275,000 that were issued to two officers at an exercise price of $0.50, which become exercisable only upon the Company earning £1,000,000 pre-tax profit. The options granted to the two officers at $0.50 expire on December 31, 2005.

	Options	Weighted average exercise price
Options outstanding at January 1, 2000	3,000,000	$1.27
Exercised	—	—
Granted	700,000	$1.50
Cancelled or forfeited	—	—

Options outstanding at December 31, 2000	3,700,000	$1.31
Exercised	—	—
Granted	—	—
Cancelled or forfeited	—	—

Options outstanding at December 31, 2001	3,700,000	$1.31
Exercised	(461,043)	$0.40
Granted	3,127,500	$0.43
Cancelled or forfeited	—	—

Options outstanding at December 31, 2002	6,366,457	$0.95

The weighted average fair value of the options granted during the year ended December 31, 2002 was $0.23. The weighted average fair value of the options granted during the year ended December 31, 2000 was $1.11. No options were granted during 2001.

The following table summarizes information about stock options outstanding at December 31, 2002.

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.35-0.50	3,100,000	2.87	$0.41	1,825,000	$0.35
$0.54-0.75	736,457	1.26	$0.71	736,457	$0.71
$1.00-1.50	1,330,000	2.07	$1.38	1,330,000	$1.38
$1.75-2.25	1,200,000	1.00	$2.00	1,200,000	$2.00

Total	6,366,457		$0.95	5,091,457	$1.06

15. Warrants

On December 1, 2000 the company issued warrants to purchase 2,522,800 shares of common stock of the Company to a third party to acquire shares of common stock at any point after the date of issuance at an exercise price of $1.50. The consideration for these warrants was an undertaking from the third parties to provide advertising, sales and consultancy services with particular focus on retail and distribution in the Muslim states. The warrants were valued in accordance with the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” at a fair value of approximately $2.5 million as of the date of issue of the warrants which is the measurement date. As the warrants were immediately vested, the financial statements have been restated (see Note 2) to reflect this expense on December 1, 2000 as an immediate charge to the statement of operations.

On December 1, 2001 the Company cancelled the above agreement and a new agreement was executed. This agreement related to the issuance of warrants to purchase 2,522,800 shares of common stock of the Company to the same third party at any point after the date of issue at an exercise price of $0.50. This modification of the warrants had a fair value of $403,648 as of the date of issue of the new warrants which is the measurement date. As the warrants are immediately vested, the financial statements have been restated (see Note 2) to reflect this expense on December 1, 2001 as an immediate charge to the statement of operations.

16. Termination of Fusion Contract

On September 16, 2002 Fusion Capital Fund II, LLC (“Fusion”) terminated its agreement with us. We effectively had a put option whereby Fusion had agreed to purchase up to $6 million of our common stock as and when we requested. The commencement of the funding is subject to certain conditions including the effectiveness of a registration statement. We issued 970,350 shares of common stock (the “Commitment Shares”) to Fusion as a prepaid expense for entering into the contract. On termination of the contract, this prepaid expense was reversed and $630,728 has been recorded in the income statement within general and administrative expenses.

17. Subsequent Events

a) Fusion Litigation

On February 24, 2003, Fusion filed suit against us in the Circuit Court of Cook County Illinois, Chancery Division. Fusion alleges that despite the fact that the Commitment Shares were never registered with the Securities and Exchange Commission, Fusion should have the right to freely sell the Commitment Shares. Fusion seeks declaratory judgment and unspecified damages. BioProgress believes it has meritorious defenses to plaintiff’s allegations and intends to defend its interests vigorously. BioProgress has filed a motion to dismiss and Fusion has responded with a motion for summary judgment.

b) Reincorporation

The Company is currently in the process of restructuring its corporate structure. BioProgress Holdings, Inc. will merge with and into BioProgress Technology International, Inc., which will become a subsidiary of BioProgress PLC (other than shares representing approximately 1.2% of the voting and economic rights in BioProgress Technology International, Inc. which will continue to be owned by one of the directors of BioProgress PLC). Each holder of BioProgress Technology International, Inc common stock and Series B Preferred Stock will receive one ordinary share or preference share, as applicable, of BioProgress PLC. The ordinary shares will no longer be traded on the NASDAQ bulletin board, but will be listed on the Alternative Investment Market of the London Stock Exchange.

c) Mandatory Redemption of Series B

Of the 167,000 Series B preferred shares, 88,000 have a mandatory redemption date of March 31, 2003 with a mandatory redemption price of $5.19 per share. None of the 167,000 Series B shares that are outstanding as of December 31, 2002 have been converted. The amount that will be required to be paid should the holder decide not to convert by March 31, 2003 will be $456,720.

d) Bank Facility

The bank overdraft facility has been extended as of February 1, 2003 however the terms of the facility have not changed. On May 6, 2003, the Company extended the facility, on the same terms, through to the end of May, 2003.

e) Agreement with Farmasierra, S.A

In January 2003, the Company entered into an agreement with Farmasierra, S.A. for the purchase of both a smaller scale pilot version and a full scale version of an XGel™ film system by them. Farmisierra has agreed to lend us $1,000,000, which will be required to fund the construction of these systems. Each month an amount equal to the Company’s direct cost to produce these machines plus 15% will be deemed repaid on this loan. If the Company’s direct costs plus 15% are less than $1,000,000, the Company will have to repay the balance of the loan in cash one year and two days after the issuance of the audited financial statements for fiscal year 2002. At the option of the Company, the loan may be prepaid in cash. The loan does not accrue any interest but is secured by certain of the Company’s intellectual property relating to NROBE®. The Company also granted Farmisierra an option to acquire up to 1 million shares of common stock at $.50 per share exercisable on or before December 31, 2004. Management has determined that the fair value of these options is $230,000. This will be recorded as additional interest expense over the estimated term of the agreement.

f) Conversion of Accrued Director Salaries

During April 2003, the Company’s directors exercised 461,957 options for common shares, using the amounts due to them to settle the exercise price of the options. The total amount of accrued salaries used to settle these options was $186,468. As of December 31, 2002, this amount was included in Due to Related Parties.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1.1	Certificate of Incorporation(7)

2.2	Memorandum and Articles of Association(7)

2.3	Articles of Merger(7)

2.1	Specimen Share Certificate(7)

4.1	Reorganization Agreement between the Company and BioProgress Technology (2)

4.2	Acquisition Agreement—DHA Nutrition(3)

4.3	Acquisition Agreement—BioProgress Limited (UK)(3)

4.4	Amendment to Acquisition Agreement—BioProgress Limited(1)

4.5	Employment Agreement—Edward I. Nowak(3)

4.6	Professional Services Agreement—The Jade Partnership International, Inc.(3)

4.7	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(3)

4.8	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(3)

4.9	TruTona Purchase Agreement(3)

4.10	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(4)

4.11	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(4)

4.12	Master License Agreement, dated as of February 3, 2004, between FMC Corporation (“FMC”) and BioProgress Technology International, Inc. a Nevada Corporation which is a wholly owned subsidiary of the Company (8)*

4.13	Framework Agreement, dated as of February 3, 2004, between FMC and the Company (8)*

4.14	Intellectual Property License Agreement, dated as of March 8, 2004, between BioProgress Technology International, Inc., Perrigo R&D Company and Perrigo Company (8)*

4.15	Equipment Purchase Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.16	Film Supply Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.17	Option Agreement—Barry J. Muncaster(5)

4.18	Option Agreement—Edward Nowak(5)

4.19	Option Agreement—Gregory L. Bowers(5)

4.20	Option Agreement—Graham R. M. Hind(5)

4.21	Option Agreement—James T. C. Longley(5)

4.22	Option Agreement—Larry C. Shattles(5)

4.23	Option Agreement—Malcolm D. Brown(5)

4.24	Premises lease—Hostmoor property(6)

4.25	Agreement to lease—Hostmoor property(6)

4.26	Agreement for Supply of Prototype Machine, dated July 10th, 2001, between the Company and Farmasierra, S.A.(6)

4.27	2002 Common Stock Offering of up to 600 units, including warrants(6)

4.28	Product Development Agreement, dated November 26, 2001, between the Company and The Boots(7)

4.29	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company and Boots Healthcare International Limited (7)

4.30	License Agreement between Convatec, a division of E.R. Squibb & Sons, L.L.C. and BioProgress Technology International, Inc., together with an amendment dated 11 November 2002(7) *

4.31	Consultancy Agreement, dated May 2, 2003, between Barry J. Muncaster and the Company (7)

4.32	Agreement and Plan of Merger and First Amendment thereto (7)

4.33	Loan Agreement, dated January 29, 2003, between BioProgress Technology International, Inc. and Farmasierra, S.A. (7)

4.34	Memorandum of Variation #7, dated as of August 22, 2002, between BioProgress Technology International, Inc. and Consolidated EcoProgress Technology, Inc. (7)

4.35	Service Agreement, dated April 17, 2003, between the Company and Graham Hind(7)

4.36	Deed of Termination, dated April 7, 2004, among Peter Black Advanced Technologies Limited, Peter Black Healthcare Limited, BioProgress Technology International, Inc. and BioProgress Technology Limited (8)

4.37	Asset Purchase Agreement, dated March 7, 2004, by and among Bio Films LLC, Aquafilm LLC, Aquafilm USA, Inc. and Each of the Stockholders of Aquafilm, Inc. (8)

4.38	Service Agreement, dated April 17, 2003, between the Company and Malcolm David Brown (7)

4.39	Appointment as Non-Executive Director, between the Company and Peter Glynn-Jones (8)

4.40	Appointment as Non-Executive Director, between the Company and Alan Clarke (8)

4.41	Appointment as Non-Executive Director, between the Company and Graham Cole (8)

8.1	List of the Company’s Subsidiaries (8)

10.1	Consent of Grant Thornton(8)

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer(8)

12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer(8)

13.1	Section 1350 Certification of Chief Executive Officer(8)

13.2	Section 1350 Certification of Chief Financial Officer(8)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.
(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.
(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.

(7)	Filed as an exhibit to the Registration Statement/Proxy Statement of BioProgress PLC and BioProgress Technology International, Inc. filed December 20, 2002 and amended March 19, 2003, May 7, 2003 and May 16, 2003 (Registration Number 333-102045).
(8)	Filed as an exhibit herewith.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the commission.