Form 20-F
period 2004-12-31
BIOPROGRESS PLC
filed 2005-07-15
CIK 1210959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO .

Commission File number 000-50994

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

American Depositary Shares represented by American Depositary Receipts each representing 10 Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Ordinary Shares, par value £0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

117,797,637 Ordinary Shares, par value £0.01 per share

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

BioProgress is also subject to the informational requirements of UK company legislation, in particular the Companies Acts 1985 and 1989 (as amended), the Public Offers of Securities Regulations 1995 (as amended), the Criminal Justice Act 1993 (as amended) and the Financial Services and Markets Act 2000, and is required to file annual accounts and certain other administrative information with the Registrar of Companies in England and Wales. BioProgress must file an annual return containing basic company information with the Registrar of Companies in England and Wales within 28 days after each anniversary of the company’s incorporation date. Under the Companies Act 1985, BioProgress, as a public company, must deliver audited accounts to the Registrar of Companies in England and Wales within seven months of the end of each financial year. As long as the Company’s shares are admitted to trading on the Alternative Investment Market of the London Stock Exchange, the Company must follow the requirements of the Alternative Investment Market rules (which include requirements to publish half-yearly reports and annual audited accounts). As a public limited company, the Company must also follow the requirements of the City Code on Takeovers and Mergers and the Rules governing Substantial Acquisition of Shares. Such reports and other information is available from the Registrar of Companies in England and Wales or through a regulatory information service approved by the London Stock Exchange or through the Alternative Investment Market section of the London Stock Exchange website (http://www.londonstockexchange.com) as applicable.

The Company’s executive offices and principal place of business are located at 14 Hostmoor Avenue, March, Cambridgeshire, United Kingdom PE15 0AX. The registered and records offices of the Company are also located at the same address.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. Financial data for the years ended December 31, 2000, 2001 and 2002 are derived from the financial statements of BioProgress Technology International, Inc., which, in the case of 2000 and 2001, have been audited by Arthur Andersen LLP and in the case of 2002, have been audited by Grant Thornton, independent chartered accountants, and in each case have been prepared in accordance with U.S. GAAP. Financial data for the year ended December 31, 2003 and 2004 are derived from the financial statements of the Company, which have been audited by Grant Thornton UK LLP, independent chartered accountants, and which have been prepared in accordance with U.S. GAAP.

The financial data set out below should be read in conjunction with the consolidated financial statements and notes thereto, as well as “Item 5: Operating and Financial Review and Prospects”, included elsewhere in this annual report.

	2004	2003	2002	2001	2000
				(As Restated)	(As Restated)
Statement of operations data:
Net revenues	$4,618,564	$1,684,911	$2,317,571	$966,738	$925,351
Loss from Operations	(14,261,979)	(4,916,910)	(5,890,330)	(6,696,604)	(6,890,446)
Loss from Continuing Operations	(13,419,315)	(4,868,053)	(6,897,371)	(7,829,092)	(9,483,835)
Other income, net	—	—	—	—	—
Net loss	(13,419,315)	(4,576,512)	(6,897,371)	(7,829,092)	(9,483,835)
Net loss from operations per share	(0.13)	(0.07)	(0.12)	(0.15)	(0.17)
Net loss from continuing operations per share	(0.12)	(0.07)	(0.14)	(0.17)	(0.23)
Net loss per common share outstanding/diluted	(0.12)	(0.07)	(0.14)	(0.17)	(0.23)
Weighted average number of common shares outstanding/diluted	113,325,006	70,372,161	48,662,980	45,730,823	40,401,395

Balance sheet data:
Current assets	32,429,351	14,598,955	588,311	1,623,635	5,839,268
Current Liabilities	2,883,004	1,502,008	4,554,682	3,667,001	2,358,720
Total assets	48,354,615	19,335,426	5,662,572	9,802,703	13,261,108
Stockholders’ equity	32,679,781	17,832,048	342,930	5,528,832	10,611,228

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

The following table sets out, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollars per £1.00. The average rate is based on the average of noon buying rates on the last day of the month or period as the case may be during the relevant period. On July 1, 2005, the noon buying rate translated to £1.00 = $1.79.

High and low exchange rates for the previous six months:

	High	Low
January 2005	$1.92	$1.86
February 2005	$1.92	$1.86
March 2005	$1.93	$1.87
April 2005	$1.92	$1.87
May 2005	$1.91	$1.82
June 2005	$1.84	$1.79

Average exchange rates of U.S. dollars per pound sterling for the past five years:

Calendar Year	Average
2000	$1.52
2001	$1.44
2002	$1.51
2003	$1.67
2004	$1.84

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

Risks Related to Our Business

Recent changes to our senior management may cause disruptions in our business, relationships with third parties and the verification of statements and operations conducted by prior management.

Over the past four months our chief executive officer has resigned and the chairman of the board has died. Richard Trevillion and Dan Farrow have been appointed as new chief executive officer and chief financial officer, respectively, and Richard Trevillion as acting chairman. We have not yet appointed a new chairman of the board. These appointments represent a change to all of our senior management and this sudden change may cause disruptions in the conduct of our business. The contracts and relationships with most of our significant partners and customers, such as FMC and Perrigo, were established by our former chief executive officer. We do not know if the change in management will have any adverse effect on these relationships.

Having conducted a thorough strategic financial and operational review, the new management have concluded that a number of the previous operational procedures and reporting structures were deficient. The new management believe they have taken appropriate steps within the timeframe available to rectify this and manage the associated risk and financial exposure.

We cannot assure you that the Company will be able to comply with all applicable securities laws.

We cannot assure you that the Company will be able to comply with certain provisions of the Sarbanes-Oxley Act of 2002 or continuing listing requirements of The Nasdaq National Market Inc.

Our limited operating history makes evaluating our business difficult.

We began demonstrations of our XGEL™ product during the early part of 2000 and executed the first sale of a license of XGEL™ film systems during August 2000. Accordingly, we have only a limited operating history in order to evaluate our business. The risks, expenses and difficulties that an early-stage company like ours faces must be considered. These risks include our ability to successfully complete the production engineering, manufacture and commissioning of each of the seven XGEL™ products that currently form our product offering. We must:

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

We have historically derived our revenues (other than immaterial amounts) from XGEL™ products and associated services in the form of fees pursuant to development contracts. We anticipate that these sources together with XGEL™ related license fees, sales of XGEL™ film and film systems will continue to account for a proportion of our revenues for the foreseeable future. Neither we nor our customers have yet introduced commercialized versions of gelatin replacement encapsulation products. As a result, our business will suffer if the market does not accept our product offerings and our future enhancements of these product offerings. If demand for our product offerings drops as a result of competition, technological change or other factors, our revenue could decrease.

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

Revenues in 2004 derived from BioTec Films LLC being 87% ($4,032,589) of the total revenues of $4,618,564. Tapemark Inc., a customer of BioTec Films LLC, accounted for 49% of the revenues of BioProgress PLC.

A significant amount of revenues for 2003 came from two customers: $1,000,000 dollars of the revenue was from Farmaserria and $500,000 from FMC BioPolymer. See “Item 5: Operating and Financial Review and Prospects.” We do not expect a similar amount of revenue from Farmaserria due to our new agreements with FMC and Perrigo, which will replace much of this business. Our contract with Farmasierra has been terminated as we are focusing the commercialization efforts for NROBE® on our relationship with FMC.

In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these development contracts. Our contracts with Peter Black have terminated in connection with the sale of the business assets of Peter Black Healthcare Limited, the division of Peter Black plc which would have utilized our technology. Our contract with Farmasierra has been terminated as we are focusing the commercialization efforts for NROBE® on our relationship with FMC. Our contract with Boots expires in 2022.

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

We depend upon licenses with manufacturers for revenue which makes part of our revenues dependant upon the success of our customers to commercialize and sell products incorporating our technology.

Revenues from our technologies will be dependent upon the production and sale of products utilizing our technologies. We do not currently possess the ability or resources necessary to independently complete the development, testing, regulatory approval process and commercialization for products utilizing our technologies and we do not currently intend to independently market products incorporating our technologies in the foreseeable future. It is our strategy to seek to enter into agreements with manufacturers which will assist us in developing, testing and obtaining governmental approval for, and the marketing and commercialization of, the various formulations of our technologies. The amount of revenue we will earn under our customer contracts is dependant upon our licensees’ ability to commercialize products using our XGEL™ technology.

In February 2004, we executed agreements with FMC BioPolymer, a business unit of FMC Corporation whereby FMC has acquired an exclusive worldwide licence for our NROBE® dosage form, process, equipment and enabling technology. FMC will assume full responsibility for the commercialisation of NROBE® and our success in generating revenues from our NROBE® dosage form will be dependent entirely upon FMC’s success in commercializing NROBE®. Although FMC must purchase specified numbers of NROBE® machines to maintain its exclusive license rights, these agreements do not contain any minimum royalty payments and thus royalty payments are completely dependent upon FMC’s success in commercializing the NROBE® dosage form. We are therefore completely dependent upon FMC to commercialize our NROBE® dosage form.

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

We have consummated and we may continue to pursue acquisitions that provide new technologies, products or service offerings. In March 2004, we acquired certain of the assets of Aquafilm LLC in the United States. Due to our limited cash resources, future acquisitions by us may involve potentially dilutive issuances of equity securities. We also may incur substantial additional liabilities and expenses, such as debt. Acquisitions involve numerous risks, including:

•	difficulties in the assimilation of the operations and technologies;

•	integration of products and personnel of the acquired company;

•	the diversion of our small management team’s attention from other business concerns;

•	risks of entering markets in which we have no or limited prior experience; and

•	the potential loss of key employees of the acquired company.

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

Our success depends upon the continued contributions of our executive officers and scientific and technical personnel especially Richard Trevillion, Dan Farrow, Stephen Lee, Ian Thompson, Jason Teckoe and Ed Nowak. During our operating history, many key responsibilities have been assigned to a relatively small number of individuals. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect the growth and development of our business. We have employment agreements with each of our senior management and certain key scientific personnel.

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

Although we recently acquired a film manufacturing facility located in Florida, until we are able to construct or acquire an additional facility, we will still be dependent on outside suppliers. We currently contract with Specialty Products, Monosol and Polymer Films, as suppliers to produce the film we use in our XGEL™ film system. There are currently no formal agreements in place with any supplier. There are a limited number of producers capable of producing film for us and it could take an extended period of time to transition to a new supplier. A loss of one of our sources of supply could prevent us from meeting customer orders and damage our customer relations.

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

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF ANY FUTURE DISTRIBUTIONS FROM US.

We Could be Taxed in the United States as a Result of Legislation Enacted in 2004.

BioProgress Technology International, Inc. is subject to U.S. corporate income tax, including U.S. tax on certain operations of the U.K subsidiaries of BioProgress Technology International, Inc. If we establish new subsidiaries outside the U.S., those subsidiaries ordinarily would not be subject to tax in the United States. However, legislation enacted in 2004 could have significant tax consequences to us.

Under the American Jobs Creation Act of 2004, a non-U.S. corporation, like us, that was formed as a result of a corporate expatriation transaction with respect to a U.S. corporation, such as the reorganization completed in May 2003, may be treated as a domestic corporation. The legislation applies retroactively, but includes a “safe harbor” for corporate groups that, like us, have substantial business operations (relative to the group’s operations as a whole) in the country of the group parent’s incorporation. While we believe the “safe harbor” applies to us, its application is uncertain. If the “safe harbor” is found not to apply, we will be taxed in the United States on our worldwide income, including certain income earned by our subsidiaries that are not United States corporations. In addition, we may lose the ability to claim certain tax losses in the United States.

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

Item 4. Updated Information on the Company

Our History and Recent Developments

History

In June 1991, U.S. Flywheel, Inc., a Californian company and a subsidiary of Sunbird Technologies, Inc., a Utah corporation (“Sunbird Technologies”) acquired three patents and a license relating to flywheel technology from Sunbird Technologies and its affiliates in exchange for common shares, par value $.001 per share, of U.S. Flywheel, Inc. “Common Stock”. These shares of Common Stock were subsequently distributed to the shareholders of Sunbird Technologies after registration with the U.S. Securities and Exchange Commission. U.S. Flywheel, Inc. subsequently transferred its Flywheel Technology to a partnership in exchange for a minority interest in the partnership. The partnership interest of U.S. Flywheel, Inc. was subsequently sold, after which U.S. Flywheel, Inc. began its search for a business in which to engage. In May 1996 U.S. Flywheel, Inc. sold all of its assets and liabilities to Famous Sam’s Group, Inc., a Nevada corporation incorporated in 1996, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in U.S. Flywheel Inc. Famous Sam’s Group Inc. briefly was a restaurateur.

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

In conjunction with the execution and delivery of the Reorganization Agreement, Famous Sam’s Group, Inc. entered into an agreement (the “BioProgress Technology Limited Option Agreement”) with certain of the shareholders of BioProgress Technology Limited, an entity incorporated in England and Wales. BioProgress Technology International, Inc. acquired approximately 62% of BioProgress Technology Limited on November 11, 1998, and the remaining approximately 38% of BioProgress Technology Limited on December 31, 1998, issuing an aggregate of 22,818,446 shares of Common Stock as the sole consideration for the acquisition. BioProgress Technology Limited is the company originally responsible for development of our product lines. In addition, in November 1997, BioProgress Technology International, Inc. and BioProgress Technology Limited entered into an exclusive distribution agreement pursuant to which BioProgress Technology International, Inc. became the exclusive distributor in the United States and Canada of any products created by BioProgress Technology Limited. Currently, these products are XGEL™ film system and XGEL™ film. The exclusive distribution agreement terminates upon the later of 20 years from the first commercial sale of BioProgress Technology Limited’s products or the expiration of the last valid utilized patent.

In December 1997, Famous Sam’s Group, Inc. changed its name to BioProgress Technology International, Inc.

On December 13, 2002, BioProgress PLC was incorporated as a public limited company under the laws of England and Wales and remained dormant until May 21, 2003, when we completed a corporate reorganization pursuant to which all shareholders of BioProgress Technology International, Inc. exchanged each share of common and preferred stock held for one ordinary or preference share of BioProgress PLC (except for 1.2% of preferred stock which was not exchanged and is held by a director of BioProgress PLC). This has now been exchanged by the director for shares in BioProgress PLC. The ordinary shares of BioProgress PLC were subsequently admitted to trading on the Alternative Investment Market of the London Stock Exchange and the shares of BioProgress Technology International, Inc. ceased to be traded on the Nasdaq OTC Bulletin Board. The ordinary shares of BioProgress PLC received in exchange for common stock of BioProgress Technology International, Inc. in the reorganization were issued pursuant to a registration statement on Form F-4 filed with and declared effective by the SEC. Contemporaneously with the reorganization, BioProgress PLC issued 31,250,000 ordinary shares to investors in the UK for $0.26 per share for gross proceeds of $8.2 million.

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

Recent Developments

In March 2004, in order to acquire certain assets of Aquafilm LLC, as detailed further below in “—Principal Developments—Strategic Acquisitions and Dispositions,” as well as to provide the Company with additional working capital, BioProgress PLC raised $20.3 million in gross proceeds by way of a placing with institutional and other investors in the UK of 10,000,000 shares at a placing price of $2.03 per share.

On September 16, 2004, the Company redeemed all of the outstanding convertible and non-convertible shares at a price of £2.90 per share (US$5.19). The total payment amounted to £484,207.

In October 2004 the Company established an ADR program and American Depositary Shares represented by American Depositary Receipts each representing 10 ordinary shares were admitted to trading on the NASDAQ national market to raise its profile in the United States, the world’s largest market for its technology and where the majority of our current licensees and customers are based.

On October 1, 2004 Bioprogress announced that it had raised $8.9 (£5) million via the issue of 4.0 per cent unsecured convertible bonds due 2009. The bonds were privately placed, subject to customary closing conditions, with a leading institutional investor, Citadel, in a fund raising that was structured and arranged by a broker, who in addition subscribed for warrants over 3.5 million ordinary BioProgress shares. Citadel were also granted an option to subscribe for up to a further $9.4 (£5) million of the convertible bonds within two years. The bonds were convertible into fully paid ordinary shares in the Company at any time during the five year life of the bonds. On June 1, 2005 BioProgress advised that it had concluded an agreement to repurchase in full the $8.9 (£5) million, five year 4.0 per cent unsecured convertible bonds that were issued to Citadel (“the Bondholder”) on October 6, 2004. The option to subscribe for further bonds up until October 6, 2006 were also cancelled. Under this agreement, the bonds were repurchased for a total consideration of $6.2 (£3.3) million satisfied by $ 3.1 (£1.65) million in cash and by the issue of 4,285,714 new shares to the Bondholder, representing 3.5 per cent of the enlarged issued share capital of the Company. The number of new shares to be issued was calculated on the basis of a share price of $0.73 (£0.385), being a 1.3 per cent premium to the closing share price on May 31, 2005.

On February 15, 2005 we announced the appointment of Richard Trevillion and Tony Fabrizi as Non-Executive Directors and, on March 7, 2005, we announced the appointment of Dan Farrow as Finance Director.

Graham Hind resigned as Chief Executive Officer on April 29, 2005, Mr Trevillion became interim Chief Executive officer from that date and was appointed permanent Chief Executive Officer on May 23, 2005.

On June 13, 2005 the Board of BioProgress regretfully announced the sudden death of Peter Glynn–Jones, Non-Executive Chairman of the Company aged 58.

On June 22, 2005, BioProgress announced the following resolutions were passed at the Company’s annual general meeting:

1. The financial statements of the Company for the period ended December 31, 2004 were received and adopted and the directors reports thereon were received;

2. Each of Larry Shattles, Dan Farrow, Tony Fabrizi, Richard Trevillion and Alan Clarke were re-elected directors of the Company;

3. Grant Thornton UK LLP were re-appointed as auditors of the Company until the conclusion of the next annual general meeting and the directors were authorised to fix their remuneration;

4. The authorised share capital of the Company was increased from £1,800,850 to £2,400,850 by the creation of an additional 60,000,000 ordinary shares of 1p each, ranking pari passu in all respects with the existing ordinary shares in the Company;

5. The directors of the Company were authorised to allot shares in the Company up to a maximum aggregate nominal amount of £392,326.

This authority expires on the earlier of (i) 21 September 2006 and (ii) the conclusion of the next annual general meeting of the Company.

The Company is entitled to make, prior to the expiry of this authority, any offer or agreement which would or might require shares to be allotted after the expiry of this authority and the directors may allot any shares pursuant to such offer or agreement as if this authority had not expired.

6. Subject to (and having the same duration as) resolution 5 above, the directors of the Company were authorised to allot shares wholly for cash without regard to the statutory rights of pre-emption of the existing shareholders.

This authority was limited to:

(a) the allotment of shares in connection with a rights issue (being an offer of equity securities to holders of ordinary shares in proportion to their respective holdings (as nearly as may be)); and

(b) the allotment (otherwise than pursuant to paragraph (a) above) of shares up to an aggregate nominal value of £117,698.

BioProgress PLC is governed by the Companies Act 1985. Our principal executive offices are located at 14 Hostmoor Avenue, March, Cambridgeshire, United Kingdom PE15 0AX and our telephone number is +44 (0) 1354 655 674. BioTec Films LLC office are located at 9455 Adamo Drive, Tampa, Florida, USA and our telephone number is +1 813 6280424.

Capital Expenditures

We have incurred some capital expenditures related to office fixtures and fittings, leasehold improvements and laboratory equipment.

In 2002, we had approximately $53,000 in capital expenditures, including those related to office fixtures fittings and equipment.

In 2003, we had approximately $123,000 in capital expenditures, including those related to office fixtures fittings and equipment.

In 2004, we had approximately $1,562,000 in capital expenditures, including those related to office fixtures fittings and equipment.

We estimate that we will incur a significant reduction in capital expenditure in 2005.

Principal Developments

A summary of the principal developments within the business were as follows:

Strategic Licenses, Options, Acquisitions and Dispositions

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

In March 2004, BioProgress PLC entered into a license agreement with Perrigo Company relating to BioProgress PLC’s TABWRAP™ technology which grants Perrigo an exclusive license of specified patents and patent applications (and related technical information) relating to TABWRAP™ in North America and Europe. Perrigo agreed to pay a royalty to BioProgress PLC expressed as a percentage of net sales of products incorporating TABWRAP™ technology. The term of the License Agreement lasts until the expiration of all patents licensed thereunder, although BioProgress PLC may terminate it early under certain specified conditions, which are detailed further in “Item 10: Material Contracts.”

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC for up to $11 million, made up of $3.5 million cash and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $20.3 million in gross proceeds by way of a placing with institutional and other investors in the United Kingdom of 10,000,000 shares at a placing price of $2.03 per share.

In October 2004, Bioprogress announced that it had granted exclusive distribution rights in China and Taiwan to AXM Pharma, Inc. (AMEX: AXJ) for certain formulations of BioProgress’ revolutionary Soluleaves™ oral drug and flavors delivery technology that uses dissolve-in-the-mouth films. This agreement is for an initial period of two years, which could then be extended by mutual agreement.

The products, which include children’s multi vitamins, Vitamin C and Echinacea dissolve-in-the-mouth films, will be manufactured by BioTec Films LLC in Tampa, Florida and will be distributed by AXM Pharma under both the Sunkist® brand and AXM Pharma’s house brands. Sunkist® is America’s largest citrus marketing cooperative – its grower-owners are 6,000 citrus producers in California and Arizona, most of whom are small family farmers.

In February 2005 Bioprogress announced that it had executed an agreement with Custom Pharmaceuticals Limited (“Custom”) to install a film manufacturing line in Custom’s new pharmaceutical contract manufacturing facility currently being built near Brighton, in the south of England. This followed the initial Letter of Intent announcement on November 9, 2004.

In June 2005, we announced that the first NROBE™ machine for powder encapsulation has been delivered to our strategic partner FMC BioPolymer (“FMC”), a business unit of the FMC Corporation (NYSE:FMC). This is a significant step in the development of the technology, leading towards full scale production. We will continue our close collaboration with FMC to maximise the commercial potential of NROBE™.

We also advised that the exclusive option agreement with Wyeth will not be extended. We will continue to explore opportunities with Wyeth. However, in relation to the Company’s SWOLLO (TM) liquid-fill encapsulation technology, we will hope to extend this exciting technology to other partners so as to fully exploit and commercialise its potential.

Overview of the Business and Products

We are engaged in the development, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other applications. The Company also develops flushable and biodegradable products for the medical device industry. Our principal development operations are in the USA and England.

Our primary focus is on the development and commercialization of our unique and proprietary process, the XGEL™ film system (“XGEL™”), which comprises the equipment used to encapsulate ingredients in our XGEL™ film. We are currently working on the commercialization of the following systems:

•	NIM™ (non-ingestible) is used for medical devices such as ostomy bags.

•	TABWRAP™, aims to replace coating processes employed in the production of tablets.

•	SWOLLO (TM), is used to produce soft capsules that are free from gelatin and other animal by-products. Soft capsules are commonly recognized as products that contain a wide variety of liquid fillings in ingestible form, such as vitamin, herbal and mineral supplements and as oral delivery systems for drugs.

•	NROBE®, aims to encapsulate powders in a continuous process thereby eliminating the need for two piece hard shell capsules. The NROBE® product incorporates a lightly compacted powder that is able to disintegrate and thus can reduce the need to incorporate material in the powder formula to cause disintegration

•	SEPTUM™, enables the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGEL™ film. In this dosage form it is also possible to use XGEL™ films with different disintegration properties, such that the active ingredients are released at different times and sites within the body.

•	WAFERTAB™, enables the incorporation of an active pharmaceutical or neutraceutical ingredient into a film strip for release ‘in the mouth’. The XGEL™ film developed for WAFERTAB™ is designed to be very fast dissolving, thus providing rapid release of a unit dose of the active ingredient.

•	FOAMBURST (TM) is a fast release film technology suitable for encapsulating or containing a pharmaceutical medicament. The dissolution rate of the film and hence the active ingredient is controlled by the density of the films internal honeycomb structure that is developed during the films manufacture.

The XGEL™ film system aims to provide a cost effective and animal-free encapsulation process for liquids, tablets and powders, addressing the needs of the entire existing market for oral dosage forms while providing novel delivery mechanisms which we believe are not possible with traditional processes.

We believe there will be an increasing demand for our non-gelatin capsules. Gelatin is a protein which is predominantly derived from animal renderings. A number of industry and consumer trends are driving the need to replace gelatin as an encapsulation material. Among them are:

•	Health and safety concerns,

•	Religious, ethnic and moral beliefs,

•	Efficacy of the material and process, and

•	New product development.

Our current business model envisions the following elements:

•	Sell licenses to use our intellectual property vested in the XGEL™ film systems,

•	Sell XGEL™ film systems,

•	Sell XGEL™ film for use with XGEL™ film systems,

•	Offer development services to assist licensees to gain maximum benefit from the license, and

•	Offer development services to customers seeking new product innovations involving XGEL film or film systems.

We anticipate that the resultant business model will benefit our business in the following ways:

•	Licensing will eliminate the requirement for us to make a large capital investment to establish Company-owned Good Manufacturing Practices (Good Manufacturing Practice facilities are required by the Food and Drug Administration for companies to produce end products, prescription drugs or over the counter drug products for consumers), and will eliminate the need for us to recruit skilled personnel to staff Good Manufacturing Practice facilities,

•	Licensing could facilitate the rapid introduction of the XGEL™ film system on a global basis by a large group of companies who already have in place the infrastructure and resources to produce and deliver products to consumers,

•	The ability for a rapid rollout could reduce the risk of a competitive response by industry peers,

•	Licensing the manufacture of our technologies and focusing on development will potentially allow us to employ our innovative technological and engineering skills to maximum advantage, and

•	Licensing the manufacture of our technologies will potentially enable us to maintain a low cost base.

Description of Products

Our primary focus is to commercialize our XGEL™ film systems and associated technologies.

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

Over the past several years, we have increased our knowledge base of natural and water-soluble materials and the means of processing them to form soft capsules, to enrobe, or coat, tablets and to produce and encapsulate powder forms. Initially, one base material and one means of processing were developed to serve the needs of the market. From our own research and from discussions with actual and potential customers, we have developed an extensive library of XGEL™ films and seven specific constructions of the XGEL™ film system designed to maximize the efficiency of the production process. The seven current versions of the XGEL™ film system are:

•	NIM™: For production of soft capsules for non-ingestible applications.

•	SWOLLO™: For production of liquid filled ingestible capsules.

•	NROBE™: For production of lightly compacted coated tablets.

•	TABWRAP™: For replacing the coating processes employed in the production of tablets.

•	SEPTUM™: For the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGEL™ film.

•	WAFERTAB™: For the production of ‘melt in the mouth’ films containing an active ingredient.

•	FOAMBURST™/SOLULEAVES™ is a fast release film technology suitable for encapsulating or containing a pharmaceutical medicament.

The WAFERTAB™ product is a new technology we have been developing for nearly over two years, which enables a more effective delivery of active ingredients including pharmaceutical drugs into ‘in the mouth’ dissolving films. We believe this new WAFERTAB™ technology will significantly enhance the current product offering of BioTec Films LLC, a company based in Tampa, Florida, USA, whose edible film production assets we acquired in March 2004 from Aquafilm. See “-Suppliers: XGEL™ Film System” for further information regarding Aquafilm and our acquisition of certain of Aquafilm LLC’s assets. It is anticipated that this has tremendous potential as a new drug delivery platform and that it will create further exclusive licensing opportunities for us.

FOAMBURST™ is a fast release film technology suitable for encapsulating or containing a pharmaceutical medicament. The dissolution rate of the film and hence the active ingredient is controlled by the density of the films internal honeycomb structure that is developed during the films manufacture. This technology is also patented in combination with the SEPTUM technology to generate a range of novel fast release double chamber capsules.

We believe that our XGEL™ film system has significant advantages over traditional gelatin-based soft capsule production machinery. The pharmaceutical industry, for example, currently uses three types of gelatin-based dosage forms: soft gelatin capsules for liquids, gelatin enrobed tablets and two-piece hard gelatin capsules for powders. As the gelatin films used to encapsulate products typically contain high levels of moisture, they are not generally suitable for use directly with powders or products that have moisture sensitivity. With the development of our NROBE® powder fill version of the XGEL™ film system and the SWOLLO (TM)™ liquid fill system, pharmaceutical companies now have an alternative capable of delivering both liquid and powder products, without the problems of moisture sensitivity.

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

Flushable and Biodegradable Products

Although XGEL™ is our primary focus, we also hold two patent families for ostomy products, of which 12 patents have been granted and 13 patents are pending. We believe that our flushable and biodegradable colostomy pouch offers colostomists a safe, hygienic and convenient product, which equals or exceeds the in-use performance of existing products. We commenced user trials of our colostomy pouch during the third quarter of 2001. We believe that initial feedback from users is extremely encouraging. As a result of the feedback received during quarter three of 2001, we produced a large batch of ostomy pouches in order to expand the number of trials with a view toward collecting sufficient data to determine the efficacy of the current design. In 2002, we executed an exclusive worldwide license which includes minimum royalty payments for each of the first two years for one version of our ostomy pouch to Convatec, a division of Bristol Myers Squibb Company, Inc., a global industry leader in this market. Commercialization of this product will be handled solely by this licensee and we are not obligated to contribute to the cost of commercializing the product. During 2003, Bristol Myers Squibb Convatec (“Convatec”) conducted market research with users and modified and improved the flushable pouch design in line with the research findings. The license provides that under certain circumstances the licensee could be required to pay to us aggregate milestone payments of up to $525,000.

Clients

XGEL™ Film System

2004 revenues derived from BioTec Films, Florida were 87% of the total revenues of the Company amounting to $4,618,564. BioTec Films derived a significant amount of its revenue from Tapemark Inc.

We are capable of working with potential customers around the world, although historically our customers have been in North America and the United Kingdom.

Non-Ingestible Systems

We have licensed our Ostomy technology to Convatec, who is our sole customer for this particular product, however we continue to pursue other applications for our non-ingestible film systems

Sales and Marketing

XGEL™ Film System

Our marketing and sales strategy is focused on providing engineering processes and proprietary materials to enable cost efficient, flexible and high capacity novel dosage forms to manufacturers of pharmaceuticals, vitamins herbs and minerals, and fast moving consumer goods. In addition, we anticipate that new markets for our products will be developed as future versions of our XGEL™ film system are proven. We use our website and a corporate brochure to market and develop our products.

Flushable and Biodegradable Products

The marketing and sales strategy for our ostomy pouch is to market through our sole licensee, Convatec, and receive royalties on sales made by such licensees.

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

Competition

Competition is fierce in the global economy and small technology companies need not only a well-protected innovative technology which adds value, but the right resources and infrastructure to be able to establish it quickly in the competitive global marketplace. Identifying the right strategic partner and negotiating fair terms within each alliance is always a significant challenge for smaller companies like us. In each of our markets, we face significant competition from other companies that are better capitalized, have greater name recognition, have more background and experience in the industry, have greater financial, technical, marketing and other resources, and have better facilities.

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

Suppliers

XGEL™ Film System

We contract the production of XGEL™ film with four suppliers. In 2004, we purchased a cGMP (food and cosmetic) film line.

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

Intellectual Property Rights

We value highly our intellectual property and precautions have been, and will be taken to ensure its security. No discussions have been held with third parties without the protection of a confidential disclosure agreement and we expect to enter into similar confidential disclosure agreements to the extent we have discussions with third parties in the future. Our future sales revenues are heavily dependent upon our procuring and maintaining broad protection of our intellectual property. There can be no guarantee that complete protection will be afforded to any or all of our processes and materials.

We have in excess of 80 patents either granted or in application in 24 patent families.

Development

We spent $513,457 in 2004 compared to $171,959 in 2003 as compared to $87,994 in 2002 on development of our liquid and powder encapsulation. The reason for the increase is due to more time being spent on development of our liquid and powdered encapsulation.

XGEL™ Film System

We are committed to a development program intended to produce new products for licensees and new variations of, and improvements to, the XGEL™ film system. We seek to explore the use of alternative materials and formulations and to test their suitability to form capsules suitable for ingestion and drug delivery by time and at site. In parallel with the formulation work, we aim to expand the processing abilities of the XGEL™ film system. During 2003 and 2002, we have expensed as operating costs most continuing development expenditures not funded by customers, and intend to report as cost of revenues only those expenses directly related to inventory of equipment and sale thereof. In general, the cost of development undertaken is not borne by our customers. Development under certain product development agreements with Boots, as discussed below, where specifically so stated, is borne by the licensees and/or manufacturers who are our customers. Historically, Boots, Weider and Glaxo Smith Kline have been the only customers to bear any material development expense. There can be no guarantee that our development work will produce products that are saleable to our targeted customers.

Flushable and Biodegradable Products

We are not currently conducting any further development on our ostomy product, however if we observe other opportunities in this market we may decide to participate.

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

U.S. Regulatory Process

The duration of the governmental approval process for marketing new pharmaceutical substances, from the commencement of pre-clinical testing to the receipt of a governmental final letter of approval for marketing a new substance, varies with the nature of the product and with the country in which such approval is sought. For entirely new drugs, the approval process could take eight to ten years or more; however, for reformulations of existing drugs (such as to integrate XGEL™film), the process is typically shorter. In either case, the procedures required to obtain governmental approval to market new drug products are costly and time-consuming, requiring rigorous testing of the new drug product. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained by our customers for any products that are developed by other companies using our ingestible XGEL™ film system technology. While we are actively seeking development partners, there are currently no ongoing clinical trials of new drugs using our ingestible XGEL™ film system technology.

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

We and/or our subcontractors are also subject to various federal, state and local laws, regulations and recommendations relating to such matters as laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with development work. Although we believe we are in compliance with these laws and regulations in all material respects, there can be no assurance that we or our subcontractors will not be required to incur significant costs to comply with environmental and other laws or regulations in the future.

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

Pre-clinical Research - European legislation (Directive 2001/83/EC, as amended by Directives 2002/98/EC and 2003/63/EC) imposes certain specific requirements for pre-clinical testing of a product where the data generated will be used for an application for a product marketing authorization in the European Union. Basic provisions in legislation are expanded upon by a broad range of guidance documents issued by the European Committee for Proprietary Medicinal Products, which, while not usually incorporated into the legislation, are extremely important for companies to follow when products are under development. Deviation by companies from such guidance, particularly where they are specific to product groups, would generally require a strong justification upon application for a marketing authorization. Directive 86/609/EEC establishes pre-clinical research standards to be met by research institutions engaged in animal research. Certain provisions of Directive 86/609/EEC containing guidelines for the accommodation and care of animals were amended by Directive 2003/65/EC to bring it up to date.

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

Organizational Structure

Subsidiaries

The following table sets forth the Company’s trading subsidiaries as of December 31, 2004. Each of the private companies are directly or indirectly controlled by the Company:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)
BioProgress Technology International, Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	March, Cambridgeshire	Administrative Services	100

BioProgress Technology Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambridgeshire	Research & Development	100

DHA Nutrition Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambridgeshire	Dormant	100

BioProgress Technology Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	Nevada	Dormant	100

BioTec Films LLC	7455 Adamo Drive, Tampa, Florida 33619	Florida	Manufacturing	100

Since December 31, 2004, the Company has established the following subsidiary:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)

BioCustom Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambridgeshire	Manufacturing	100

Properties

BioProgress PLC’s main offices are located at 14 Hostmoor Avenue, March, Cambridgeshire, United Kingdom PE15 0AX and the telephone number at this address is +44 (0)1354 655 674. Our United States offices are being provided by one of our directors for a nominal rent.

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC. Such assets include a film manufacturing facility and an office facility each located in Tampa, Florida, USA. The first facility is a manufacturing facility that consists of 15,000 square feet . The lease for this facility was renewed and now expires on 31st December 2006. The second facility consists of 11,000 square feet of office and warehouse space and was leased pursuant to two year lease agreement that will expire on August 31, 2005 and that contains and option to purchase. On June 1, 2005 we exercised this option and are waiting for the landlord to contact us regarding the exact manner in which this purchase will be achieved.

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

Revenue Trends

The following table summarizes BioProgress PLC’s net sales by category of activity for its fiscal years ended December 31, 2004, 2003 and 2002:

	Net Sales
	2004	2003	2002
XGEL™ Film and Film Systems	$585,975	$1,530,329	$2,132,890
Development Contracts	—	154,582	184,681
Ostomy Products	—	—	—
Dissolve in the mouth films	4,032,589	—	—

	$4,618,564	$1,684,911	$2,317,571

The following table summarizes BioProgress PLC’s net sales by geographical area for its fiscal years ended December 31, 2004, 2003 and 2002:

	Net Sales
	2004	2003	2002
United States	$4,032,589	$1,530,329	$2,132,890
United Kingdom	585,975	154,582	184,681
Rest of Europe	—	—	—
Rest of World	—	—	—

	$4,618,564	$1,684,911	$2,317,571

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

Overview

We are a company engaged primarily in the research, development, manufacturing, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. Our development operations are located in the United Kingdom. During 2004, 2003, and 2002, our primary focus remains on the development and commercialization of our unique and proprietary process, the XGEL™ film system. Under the XGEL™

technology family of products the company is developing several new pharmaceutical dosage forms designed to replace existing gelatin based oral dose delivery products. XGEL™ SWOLLO (TM) liquid filled capsules, XGEL™ TABWRAP™ tablet coating XGEL™ NROBE® powder filling technology XGEL™ Septum™ and XGEL™ WAFERTAB™ in the mouth dissolving films. During 2003 significant progress was made in the development of these technologies NROBE® and TABWRAP™ prototype machines were delivered to customers and product development projects were announced with Pharmaceutical companies in the XGEL™ technology.

We generate revenues from fees pursuant to development contracts, licensing the rights to use our intellectual property in the XGEL™ film system, the sale of the XGEL™ film system, the sale of XGEL™ film to use in the film system and development services to assist customers in gaining maximum benefit from the license. Revenues from license arrangements and the sale of XGEL™ film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable and the fee is fixed or determinable, and we have no continuing obligations. These factors vary by contract, but generally revenue is recognized over the term of the contract either time base or on some milestone basis. Revenues from development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognized on a milestone basis, when there is persuasive evidence of customer acceptance.

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

On May 31, 2004, Malcolm Brown resigned from the Board of Directors. On February 15, 2005, we announced the appointment of Richard Trevillion and Tony Fabrizi as Non-Executive Directors and the resignation of Graham Cole as a Non-Executive Director. On March 7, 2005, we announced the appointment of Dan Farrow as Finance Director. On May 4, 2005, we announced the re-appointment of Alan Clarke as a Non-Executive Director.

On April 29, 2005 R. Graham Hind, Chief Executive Officer, resigned from the Board of Directors. Richard Trevillion was appointed Chief Executive Officer.

On June 13, 2005 the Board of BioProgress regretfully announced the sudden death of Peter Glynn–Jones, Non-Executive Chairman of the Company aged 58.

In May 2003, the directors signed new contracts of employment, also recruiting a further three board members: Peter Glynn-Jones, Non-Executive Chairman;, Graham Cole, Non-Executive Director; and Alan Clarke, Non-Executive Director. Their remuneration is set out in their contracts of employment, which are further detailed in “-Directors, Senior Management and Employees.”

The London office, opened in early 2001, has been closed, and the Norwood Road premises were leased, then sold during the first quarter of 2002 to The Healthy Forum Limited, which resulted in a loss on sale of $117,000.

During 2002, Jade International, a related party, paid $200,000 directly to a director for his accrued but unpaid salary upon his departure from BioProgress PLC because BioProgress PLC did not have sufficient cash to make the payment at that time. Jade has recharged this payment to us, and our balance due from them has been reduced accordingly.

The role of chief financial officer of the Company was recently assumed by Dan Farrow.

Application of Critical Accounting Policies

We have adopted a number of accounting policies and methods that we use in connection with preparing our financial statements under U.S. GAAP. The application of those policies and methods in some cases depends on estimates and judgments made by our management about matters that are uncertain. The following is a brief discussion of those policies and methods used by us that involve our most complex judgments and estimates. Note 2 of the notes to the financial statements included elsewhere in this annual report includes a more technical summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

Goodwill

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value

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

Revenue Recognition

A majority of revenue represents sales of inventory, and the related fees charged to the customer for shipping. The company’s policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is at the time of shipment. Service revenues, from the creation of new products for customers, are recognized upon the completion of the service.

We also generate revenues from licensing the rights to use our intellectual property in the XGEL™ FS, the sale of the XGEL™ FS, and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGEL (TM) are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and we have no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

Revenues from development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognised on a milestone basis, when there is persuasive evidence of customer acceptance.

The company reduces revenue for estimated customer returns and other allowances which totaled $101,400 during the period from inception (April 1, 2004) through December 31, 2004.

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

Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 148 “Accounting for Stock Based Compensation, Transition and Disclosure”. As permitted by the provisions of SFAS No 123, the Company applies Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”(“APB No 25”) and related interpretations in accounting for share based awards to employees, for options granted. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock.

The Company has not yet completed its analysis of the impact of adopting SFAS No. 123(R) and is therefore currently unable to quantify the effect on its financial statements.

Inventory

Inventory and work in progress is stated at the lower of cost and net realizable value and are maintained on a first-in, first-out basis. Costs includes direct costs plus attributable overheads for work in progress.

Intangibles

Trademarks, licenses and patents are included at cost and amortized in equal annual installments over a period of 10 years, which is their estimated useful economic life. Provisions are made for any known impairments, which generally occur through technological obsolescence.

The Company accounts for intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. In accordance with SFAS 142, goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually. Intangible assets with estimable useful lives, consisting primarily of non-compete agreements, technology and know-how, and customer relationships, are amortized on a straight-line basis over the estimated useful lives of 5 to 15 years.

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

Financial instruments

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

The carrying amount of the convertible bond is a reasonable estimate of fair value, as the bond has terms based on market rates.

Results of Operations for Fiscal Years Ended December 31, 2004, 2003 and 2002

The financial statements for BioProgress PLC. were consolidated under US GAAP and denominated in US dollars resulting in a net loss for 2004 of $13,419,315. The increased loss was due to a termination agreement with Peter Black costing approximately $736,000 and substantial consulting, legal and professional fees relating to our ongoing legal proceedings and acquisitions. During the year from the period March 30 to December 31 the company incurred losses of $1,573,414 relating to the initial trading period of BioTec Films, LLC.

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

The net loss for 2003 was $4,576,512. We had previously expected to reach break-even point in 2003 but, during the final quarter of 2003, we were in final stage negotiations to license two of the XGEL™ technologies to major international companies, including FMC BioPolymer. As part of the due diligence process, and with our permission, these companies had verification discussions with several potential customers from whom we were previously expecting revenue in the final quarter of 2003. For sound commercial reasons, it was therefore decided to defer our negotiations with these potential customers until the XGEL™ licensing agreements were executed.

Revenues

Our total revenues for the year-ended December 31, 2004 were $4,618,564 compared to $1,684,911 for the year-ended December 31, 2003. The increase in total revenues from 2003 to 2004 is due to BioTec Films, LLC revenues of $4,032,589 for 2004 and a reduction in development revenues.

Our total revenues for the year-ended December 31, 2003 were $1,684,911 compared to $2,317,571 for the year-ended December 31, 2002. The decrease in total revenues from 2002 to 2003 was primarily due to development agreements that have been transferred into licensing agreements, which in the short term reduces revenues, however creates the potential for greater revenue in the long term.

The following is a summary of major contracts signed during 2004 and the first half of 2005 that have had or we believe will have a major impact on our revenues and which are expected to lead to the generation of material revenues in 2005.

In June 2004 we announced that we executed an exclusive option agreement with Wyeth to complete due diligence and enter into negotiations to license our XGEL® SWALLOW liquid fill capsule technology for certain specified product fields.

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

In October 2003, we announced a strategic alliance with Harro Hoefliger in Germany whom we appointed as the exclusive global builder and supplier of certain machines. Harro Hoefliger is a pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment reduces uncertainty about the quality and reliability of the XGEL™ machines, in that it helps to ensure the machines will be properly manufactured, installed and commissioned and that they will receive appropriate after-sales service through Harro Hoefliger’s global service network.

The following is a summary of major contracts signed during 2002 that were expected to have a major impact on our revenues.

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

Cost of Revenues

In 2004 our cost of revenues were $3,142,247 compared to $275,549 in 2003. The increase was due to the increased revenues generated from BioTec Films, LLC., which had associated cost of revenues of $3,136,504 and a reduction in other cost of revenues.

Our cost of revenues increased from $97,462 in 2002 to $275,549 in 2003. The increase in the cost from 2002 to 2003 was primarily due to more direct labor and materials cost related to time being spent on development contracts.

Development Expenditure

In 2004 our development costs were $513,457 compared to $171,959 in 2003. The increase was due to more time being spent on developing our technologies.

The development expenditure in 2003 increased from $87,994 in 2002 to $171,959 in 2003. The reason for the increase in 2003 is due to more time spent on developing the technologies. A significant portion of our development expenses are dependent on the requirements of our customers. During 2004, 2003 and 2002, we have expensed as operating costs most continuing development expenditures, and intend to capture as cost of revenues only those expenses directly related to inventory of film and film systems and the sale thereof and identifiable costs of development contracts.

General and Administrative Expenses

General and administration expenses increased in 2004 to $8,601,637 compared to $5,230,030 in 2003. This was due in part to the acquisition of BioTec Films, LLC.

General and administrative expenses have increased to $5,230,030 in 2003 from $4,580,850 in 2002, an increase of 14%. The material balances classified within general and administrative expenses are discussed below:

Directors and senior management costs

The increase to $1,995,822 for 2004 from $1,710,381 in 2003 was due additional senior managers being employed within BioTec Films LLC.

Costs in relation to directors and senior management services have increased to $1,710,381 during 2003 from $410,372 in 2002. The increase in 2003 was primarily due to an increase in board members. New contracts were issued and signed by the board.

In 2002, management also accepted the resignation from our Chief Financial Officer, James T.C. Longley. Following Mr. Longley’s resignation, Elizabeth Edwards assumed the responsibility of Chief Financial Officer.

We accepted the resignation of Barry J. Muncaster, Chief Executive Officer on May 1, 2003. R. Graham Hind was appointed Chief Executive Officer on May 1, 2003.

On May 21, 2003, the board appointed Peter Glynn Jones as Non-Executive Chairman, Graham Cole as Non-Executive Director and Alan Clarke as Non-Executive Director.

On May 31, 2004, Malcolm Brown, Technical Director, resigned from the Board of Directors, although we have retained his services as a Consultant.

On February 15, 2005 we announced the appointment of Richard Trevillion and Tony Fabrizi as Non-Executive Directors and, on 7 March 2005, we announced the appointment of Dan Farrow as Finance Director. On February 15, 2005, Graham Cole resigned as non executive director.

On April 29, 2005 R. Graham Hind, Chief Executive Officer, resigned from the Board of Directors. Richard Trevillion was appointed Chief Executive Officer.

On June 13, 2005 the Board of BioProgress regretfully announced the sudden death of Peter Glynn–Jones, Non-Executive Chairman of the Company aged 58.

Staff related costs

Staff costs increased to $3,582,872 in 2004 from $2,710,138 in 2003. This was due to additional staff being employed within BioTec Films LLC and also due to additional consultants being engaged in the year.

Staff related costs, which consist primarily of salary costs (other than directors and senior management), recruitment, and traveling have increased to $2,710,138 in 2003 from $1,538,694 in 2002. This increase is due to employing temporary CAD Designers to move projects forward more quickly. From 2003 to 2004, these staff related costs were reduced.

Other general and administrative costs

Other costs within the general and administrative area have increased in 2004 to $3,022,943 from $1,167,010 in 2003.

The following are the major reasons for the changes:

•	Expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2003, although individual items may have fluctuated in line with our expectations due to our review of operations in 2004.

•	Foreign exchange losses during 2004 was $788,290.

•	Patent portfolio costs during the year were $434,020.

•	Termination of the Peter Black agreement gave rise to costs of $736,000.

Other costs within the general and administrative area have decreased in 2003 to $1,167,010 from $2,328,822 in 2002.

The following are the major reasons for the changes:

•	Expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2002, although individual items may have fluctuated in line with our expectations due to our review of operations in 2003.

•	Foreign exchange losses during 2003 was $845,635.

•	Printing costs decreased due to fewer filings.

Amortization and depreciation

Depreciation expense for 2004 of $626,573 represents an increase from $288,785 in 2003 due to additional assets being acquired during year and the acquisition of BioTec Films LLC which has plant and machinery which is being depreciated.

Depreciation expense is $288,785 in 2003 compared to $271,530 in 2002. During 2003, we purchased more assets that require depreciating, which explains the increase.

Amortization for the year increased to $637,225 from $4,094 in 2003. This increase was due to the purchase of intangible assets in the year and the capitalization of costs relating to the Convertible Bond issue.

Amortization on intangibles decreased from $937,606 in 2002 to $4,094 in 2003. Amortization on intangibles increased to $937,606 in 2002 due to impairment charges of certain intangibles in late 2002 due to technology advances during the later half of 2002 that caused us to review the usefulness of these intangibles.

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

Financing Costs

A write-off of prepaid costs in respect of the common stock purchase agreement entered into with Fusion Capital Fund II, LLC meant $630,728 was charged in 2002 compared with $0 in 2003 and 2004.

Realized and unrealized (loss) on marketable securities

No loss was recognized during 2004 or 2003 as compared to a loss of $134,539 in 2002. By the end of 2002 we had disposed of all marketable securities. The holdings were sold to provide working capital and the decline in the capital markets meant that significant losses were realized.

Consulting Fees

Consulting fees have increased during the year 2004 to $2,154,619 from $357,499 in 2003. This increase mainly relates to costs associated with the Stanelco case litigation.

In 2002 there were no consulting fees.

Professional Fees

Professional fees have increased during the year 2004 to $3,204,785 from $273,905 in 2003. This relates to the acquisition of BioTec Films, LLC and substantially increased legal fees, relating to ongoing litigation.

Professional fees decreased to $273,905 in 2003 from $640,642 in the year 2002. The decrease in 2003 was due to fewer SEC filings. In addition, common stock issue costs of $2,305,627 and re-incorporation expense of $367,816 have been charged to additional paid in capital during 2003 for the respective transactions. The amount during 2002 was caused largely by SEC filing requirements.

Share of Loss From Equity Investment

During 2004 and 2003, we had no share of loss from Equity Investments compared to $435,641 in 2002. Due to the continued loss in 2002, we wrote off our net investment including advances to Healthy Forum during 2002.

The Healthy Forum had been formed to build a global well-being brand in the complimentary medical and specialty food sectors. The principal products of The Healthy Forum are feminine hygiene, beneficial foods and vitamins, minerals and supplements. In April 2001, we increased our shareholding in The Healthy Forum from 29.9% to 46.6% by way of $120,000 cash and $500,000 settlement of debt. Additionally, we provided The Healthy Forum with cash loans since that time. In 2002 The Healthy Forum served notice on the Company alleging that the 5,843,750 shares of The Healthy Forum owned by the Company are only partly paid and requested the payment of $526,910, failing which, the shares owned by the Company would be forfeited. The Company served a Statement of Claim on The Healthy Forum demanding that it withdraw its allegation. The court determined that the allegations should be withdrawn. A costs order was made in favour of the Company. In July 2003, The Healthy Forum went into liquidation and the liquidator declined to take up the counterclaim filed by The Healthy Forum. The proceedings have accordingly been struck out.

Provision for Income Taxes

For 2004 there was no provision for Income Taxes. The income tax benefit of $30,484 in 2003 is in respect of the reversal of the 2002 deferred tax liability of ProDesign Technology Limited and arose as a result of that company going into liquidation. During 2003, the taxable profits generated by BioProgress Technology Limited were offset against the taxable loss made by its ultimate parent undertaking, BioProgress PLC. As a result, we have not recorded any provision for UK taxation in 2003. During 2002, BioProgress Technology Limited generated taxable profits and as a result we recorded a provision for UK taxes of $158,613. We have provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses in the US due to the uncertainty of their ultimate realization.

Dividends Payable and Accretion of Preferred Stock

During 2004 and 2003, there was a charge of $nil for dividends payable or accretion of preferred stock and preference shares. During 2002, a charge of $196,535 was recorded for accretion of preferred stock to increase the loss available to common shareholders. This is incurred due to a substantially increased issuance of Series B Preferred Stock during 2001, with the difference that arises between the subscription price and redemption value being charged to equity. Dividends of $34,305 were paid during 2002 net and are included in the $196,535.

Net Loss

The result of the above is that a net loss of $13,419,315 was generated in 2004 compared to a loss of $4,576,512 in 2003, an increase of $8,842,803. The increase in net loss is due to additional items of expenditure relating to BioTec Films LLC, together with the operating loss of $1,573,414 being generated.

A net loss of $4,576,512 was generated in 2003 compared to a net loss of $6,897,371 in the year 2002, a decrease of $2,320,859. The decrease in net loss is due to the reduction in overheads in 2003.

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

Liquidity and Capital Resources

As of December 31, 2004 we had cash and cash equivalents of $27,353,598 an increase of $24,003,668 from the 2003 balance of $3,349,930. This increase mainly arose from share issues and the issuance of the convertible bond during the year.

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

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC for up to $11 million, made up of $3.5 million of cash and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $20.3 million in gross proceeds by way of a placing with institutional and other investors in the UK of 10,000,000 shares at a placing price of $2.03 per share.

On April 1, 2004 options were exercised in respect of 625,000 ordinary shares of £0.01 each at an issue price of US $0.35 (£0.18) per ordinary share, total proceeds were $220,574 (£121,528). Warrants were also exercised on that date in respect of 2,327,086 ordinary shares of £0.01 each at prices ranging from US $1.00 (£0.55) to US $2.50 (£1.38) per ordinary share, total proceeds were $2,504,319 (£1,379,790).

On April 30, 2004 options and warrants were exercised over 320,000 ordinary shares of £0.01 each, at issue prices between US $0.33 (£0.18) and US $1.00 (£0.55) per share, total proceeds were $164,046 (£91,644).

On October 5, 2004 options were exercised over 420,158 ordinary shares of £0.01 at issue prices ranging from US $ 1.00 (£0.55) to US $ 2.50 (£1.38) per share, total proceeds were $476,211 (£262,375).

On October 18, 2004 warrants were exercised over 225,949 ordinary shares of £0.01 at prices ranging from US $1.00 (£0.55) to US $ 1.50 (£0.84) per share, total proceeds were $316,132 (£200,184).

On October 31, 2004 options were exercised over 100,000 ordinary shares of £0.01 at an issue price of $1.54 (£0.84), total proceeds were $154,381 (£84,269).

On November 16, 2004 the company issued 341,373 ordinary shares of £0.01 at an issue price of US $ 1.59 (£0.84) in consideration for the transfer to the company of an equivalent number of shares of series C preferred stock in Bioprogress Technology International Inc.

On December 31, 2004 options were exercised over 1,000,000 ordinary shares of £0.01 at an issue price of US $0.50 (£0.26). $500,000 (£261,575) is due to be received.

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

Following the various fundraisings described elsewhere herein, we had a cash balance of $27,353,598 as of December 31, 2004 (2003 : $3,349,930) and therefore we believe our cash resources will be adequate to meet our commitments, capital expenditure requirements and working capital requirements as well as fund losses for at least the next twelve months.

Development

The following table summarizes information relating to the material presently ongoing related groups of development projects. The table presents for such groups of projects, the direct material costs in each of the fiscal years 2004, 2003 and 2002. The Company cannot currently accurately determine when these projects will be completed or when such projects will begin generating revenues.

Project	Amount of R&D Expenditure for the Year ended December 31, 2004	Amount of R&D Expenditure for the Year ended December 31, 2003	Amount of R&D Expenditure for the Year ended December 31, 2002
Liquid Fill Encapsulation	$504,444	$85,844	$67,552
Powder & Solid Encapsulation	$8,459	$50,388	$17,895
Ostomy	$554	$35,727	$2,547

Total	$513,457	$171,959	$87,994

The table above reflects recorded development costs to date, however, management believes that there have been additional costs associated with other projects undertaken by the Company which were not fully reflected in the above table.

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

Contractual Obligations

Our contractual obligations at December 31, 2004, by nature of the obligation and amount due over certain periods of time, are set out in the table below. There have been no material changes in the obligation set forth in the table since December 31, 2004.

	Payments Due by Period
Contractual Obligations	Total	2005	2006 to 2007	2008 to 2009	2010 and beyond
	(dollars in thousands)
Operating leases	5,065	220	440	440	3,965
Total contractual obligations	5,065	220	440	440	3,965

Off-Balance Sheet Arrangements

At December 31, 2004, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors, executive officers and certain key employees of BioProgress PLC.

Name	Age	Positions
Peter Glynn-Jones (Deceased June 13th 2005)	58	Non-Executive Chairman
Richard Trevillion	38	Director, Chief Executive Officer
Dan Farrow	34	Finance Director
Larry C. Shattles	61	Executive Vice President
Alan Clarke(1)	54	Non-Executive Director
Anthony Fabrizi(1)	40	Non-Executive Director

(1)	Member of the Audit Committee and the Remuneration Committee

Tony Fabrizi is the founding Director of Ghaliston Limited, an FSA regulated corporate finance business that was established in early 2002, and which has acted as financial advisor on five AIM flotations as well as raising private funding for a number of UK companies. Tony qualified as a Chartered Accountant in 1986 with KPMG where he spent five years, and his career has also included 10 years of corporate finance experience with James Capel (now HSBC Investment Bank), as well as three years with RP&C International, a US based investment boutique.

Richard Trevillion is the founder and CEO of Amity Partners Limited, a principal finance business which has been responsible for numerous transactions in technology and life sciences since it was formed in late 2002. A qualified solicitor, he began his career with law firms Lovell White Durrant and Simmons & Simmons, before moving to corporate finance where his senior experience includes being co-Director at Arthur Andersen responsible for their healthcare corporate finance team. Richard then became Head of healthcare within the technology corporate finance group at Close Brothers Corporate Finance in 2000. He is also a Non-Executive Director of Centrom Group Plc and Flynn Pharma Ltd.

Dan Farrow has joined the Board of BioProgress as Finance Director. He is a qualified Chartered Management Accountant and began his career in treasury and capital market based audit roles with the Abbey National Group and Barclays de Zoete Wedd. He then had several years of investment banking experience in the European equity and convertible bond markets with Bankers Trust International and Commerzbank Securities before joining Highbridge Capital Management, a leading hedge fund manager, where he was responsible for originating and structuring transactions for companies throughout Europe. For the last three years, Dan has acted as an independent consultant to a number of hedge funds and other financial institutions, including most recently Collins Stewart Limited where he advised on various trading strategies and a number of corporate finance related transactions.

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

Alan Clarke has served as a Non-Executive Director since the Company’s Reincorporation in 2003. He is also currently a non executive director of Venturia Plc and Conister Trust Plc. He is Chairman and Director of Combipure Ltd, a privately owned biotech company specialising in drug research and discovery. Alan Clarke served as Chief Financial Officer and a Director of Top jobs.net Plc. During the same time he served as a director of and was hired to provide strategic, corporate finance and restructuring advice to the Heyco Group of Companies and its shareholders. From 1996 to 1998, he served as Finance Director of Fatty Arbuckles Group. Alan Clarke is a qualified chartered accountant who was a partner with Ernst & Young from 1986 to 1996.

Compensation

Compensation of Executive Officers and Directors

During 2004 $1,286,444 was paid to the executive and non-executive officers which includes salary, fees, bonuses and cash benefits. The aggregate amount paid in the year ended December 31, 2004, to provide benefits in kind, including medical insurance, and pension contributions for our executive officers and directors as a group, was $108,524. During the year 1,000,000 share options were granted to an Executive Director

Our executive officers who also serve as directors do not receive any additional compensation for their services as members of our Board of Directors but are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors.

The following table sets out the compensation, excluding share options, paid to or accrued on behalf of certain of our directors and executive officers for the year ended December 31, 2004:

Name	Salary, Fees, Cash Benefits	Bonus	Benefits In Kind	Pension Contributions	Total 2004	Total 2003	Total 2002
R. Graham M. Hind	$378,194	$442,031	$20,267	$45,584	$886,076	$401,821	$95,952
Malcolm Brown	$87,570	$46,045	$1,563	$27,627	$162,805	$299,707	$150,343
Larry Shattles	$130,996	—	$13,481	—	$144,477	$175,266	$83,310
Peter Glynn-Jones	$87,769	—	—	—	$87,769	$38,955	N/A
Alan Clarke	$66,367	—	—	—	$66,367	$40,401	N/A
Graham Cole	$47,470	—	—	—	$47,470	$25,932	N/A

Share Ownership and Option Information

The following table sets forth the number of ordinary shares held by each of our executive officers and director, as of December 31, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge the individuals named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of shares outstanding includes the ordinary shares underlying options held by such shareholder. Percentage of beneficial ownership is based on 117,797,637 ordinary shares outstanding at December 31, 2004.

	Ordinary £0.01 shares December 31, 2004	Percent of Shares	Options (As below)
Larry Shattles	300,000	*	100,000
Peter Glynn-Jones	325,000	*	—
Alan Clarke	122,500	*	—
Anthony Fabrizi	—	*	—
Richard Trevillion	—	*	—
Dan Farrow	—		—
Graham Hind	—		2,905,889
Malcolm Brown	—		234,950

*	Represents less than 1%

The following table sets forth the grant date, the number, the exercise price and the exercise period for the share options held by each of our executive officers and director, as of December 31, 2004.

1. Stock Options

	Date of grant	Number 1 January 2004	No of options granted	No of options exercised	Exercise price		Number 31 December 2004	Exercise period
Graham Hind	27/11/2000	100,000		(100,000)	$1.50		—
	10/10/2002	1,000,000			$0.35		1,000,000	10/10/2002 –31/12/2005
	10/10/2002	650,000			$0.50	*	650,000	10/10/2002 –31/12/2005
	8/10/2003	57,692			$0.98		57,692	8/10/2006 – 8/10/2013
	8/10/2003	198,197			$1.27		198,197	8/10/2006 – 8/10/2013
	14/06/2004	—	1,000,000		$1.55		1,000,000	14/6/2007 – 14/6/2014

Malcolm Brown	27/11/2000	100,000		(100,000)	$1.50		—
	8/10/2003	57,692			$0.98		57,692	8/10/2006 – 8/10/2013
	8/10/2003	177,258			$1.27		177,258	8/10/2006 – 8/10/2013

Larry Shattles	27/11/2000	100,000			$1.50		100,000	27/11/2000 –31/12/2005

Peter Glynn-Jones	21/05/2003	150,000		(150,000)	$0.33		—

Alan Clarke	21/05/2003	45,000		(45,000)	$0.33		—

Graham Cole	21/05/2003	45,000		(45,000)	$0.33		—

Malcolm Brown resigned as a director on May 31, 2004 but retains the options disclosed above.

Share options denominated in sterling have been translated into US dollars at the exchange rate as of December 31, 2004.

*	These options are only exercisable when the group makes a pre-tax profit of $1.84 million (£1 million) for a financial year.

During the year Graham Hind sold 300,000 ordinary shares at an average price of $2.30 per share. Graham Hind exercised 100,000 shares during the year at a price of $1.50, the market price was $1.96 per ordinary share resulting in a gain on exercise of $46,428. The market price per ordinary share was $1.84 on the date Peter Glynn-Jones, Alan Clarke and Graham Cole exercised their options, resulting in gains on exercise for these directors of $230,357, $69,107 and $69,107 respectively.

2. Warrants

The directors held the following warrants at December 31, 2004:

Warrant	Exercise price	Number of ordinary shares of £0.01 each
		Peter Glynn-Jones	Graham Cole	Alan Clarke
“B”	$1.50	50,000	15,000	15,000
“C”	$2.00	50,000	15,000	15,000
“D”	$2.50	50,000	15,000	15,000
“E”	$5.00	50,000	15,000	15,000
“F”	$10.00	50,000	15,000	15,000

The warrants are denominated in US dollars and have been translated into sterling at the year end exchange rate.

All of the unit warrants were issued on May 21, 2003 and can be exercised at any time before December 31, 2006.

The following ‘A’ warrants were exercised on the May 7, 2004 at US $ 1.00 when the market price per ordinary share was $1.84:

	Number	Gain on exercise
Peter Glynn-Jones	50,000	$42,000
Graham Cole	15,000	$12,600
Alan Clarke	15,000	$12,600

Employment Agreements and Termination of Employment and Change-in-Control Arrangements

The following summary of certain provisions of the employment agreements does not purport to be complete and is subject to and is qualified in its entirety by reference to the actual text of the employment agreements, copies of which are exhibits to the annual report.

On May 23, 2005 the company entered into a service agreement with Richard Trevillion under which he agreed to serve as chief executive at a current annual salary of £240,000 to be reviewed annually. The agreement is terminable by either party giving not less than 12 months’ written notice. In addition to the basic remuneration, Mr. Trevillion is entitled to private health provision, life and critical illness assurance, a company car allowance and contributions into a personal pension plan.

On March 7, 2005, Dan Farrow entered into a service agreement with the Company under which he agreed to serve as finance director at a current annual salary of £190,000 to be reviewed annually. The agreement is terminable by either party giving not less than 12 months’ written notice. In addition to the basic remuneration, Mr. Farrow is entitled to private health provision, life and critical illness assurance, a company car allowance and contributions into a personal pension plan.

The Company entered into a letter of appointment with Tony Fabrizi dated February 15, 2005 subject to three months’ notice of termination by either party. Tony Fabrizi will receive an annual fee of £25,000. In the event that Tony Fabrizi is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Tony Fabrizi is a member of the audit, remuneration and nominations committees.

On January 15, 2004, Malcolm Brown exercised options in respect of 100,000 ordinary shares of 1p each in the Company at a price of $1.50 per share. Malcolm Brown resigned during 2004.

On 16 November 2004 the company issued 341,373 ordinary shares of £0.01 at an issue price of $1.59 in consideration for the transfer by Larry Shattles and his family to the company of an equivalent number of shares of series C preferred stock in Bioprogress Technology International Inc.

On June 13 2005 Peter Glynn–Jones passed away, aged 58. During the year Peter Glynn-Jones exercised his share options resulting in a gain on exercise of $230,357. On May 7, 2004 Peter Glynn-Jones exercised 50,000 warrants at $1.00 when the market price per ordinary share was $1.84 resulting in a gain of $42,000.

The Company entered into a letter of appointment with Alan Clarke dated May 21, 2003 subject to three months’ notice of termination by either party. Alan Clarke will receive an annual fee of £23,000. In the event that Alan Clarke is required to devote more than 2 days per calendar month to his duties as a non-executive director, the Company will review the salary payable under the terms of the letter of appointment. Alan Clarke has been granted options to subscribe for 6 units of share options and warrants, as described further above, and he also receives travel and other reasonable expenses. Alan Clarke is a member of the audit, remuneration and nominations committees.

During the year Alan Clarke exercised his share options resulting in a gain on exercise of $69,107. On May 7, 2004 Alan Clarke exercised 15,000 warrants at $1.00 when the market price per ordinary share was $1.84 resulting in a gain of $12,600.

During the year Graham Cole exercised his share options resulting in a gain on exercise of $69,107. Graham Cole joined the company on May 21, 2003 and resigned on February 15, 2005. Graham Cole received an annual fee of £23,000. On May 7, 2004 Graham Cole exercised 15,000 warrants at $1.00 when the market price per ordinary share was $1.84 resulting in a gain of $12,600.

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

Nomination Committee

The Company currently does not have a Nomination Committee.

Employees

As of December 31, 2004, we had 77 full-time employees and 7 part-time employees. As of December 31, 2003, we had 22 full-time employees and 2 part-time employees.

Our future success depends significantly in part upon the continued service of our key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that we can retain key managerial and technical employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Collective bargaining units represent none of our employees and, to date, we have not experienced a work stoppage. We believe that our employee relations are good.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table contains information with respect to each shareholder known to us to own, of record or beneficially, 3% or more of the nominal value of our ordinary shares as of June 30, 2005 based on 117,797,637 ordinary shares outstanding as of that date:

Name	Shareholding	%
TD Waterhouse Nominees (Europe) Limited	10,349,211	9
Barclayshare Nominees Limited	9,769,945	8
LR Nominees Limited	7,420,841	6
HSDL Nominees Limited	5,782,718	5
Mellon Nominees (UK) Limited	5,576,642	5
Rock Nominees Limited	4,110,283	3
Vidacos Nominees Limited	4,024,333	3
Guaranty Nominees	3,765,560	3
N.Y. Nominees Limited	3,529,404	3

Related Party Transactions

Employment Agreements

For information regarding employment agreements of the Company, see “Item 6—Employment Agreements and Termination of Employment and Change-in-Control Arrangements.”

The Jade Partnership International, Inc.

The Jade Partnership International, Inc. (“Jade”), of which Barry Muncaster was a controlling shareholder and director, is a shareholder of BioProgress PLC. When BioProgress Technology International, Inc. and its subsidiary undertakings were acquired by BioProgress PLC on May 21, 2003, it was owed $315,282 by Jade. As of December 31, 2004, BioProgress PLC was owed $237,913 (2003: $290,264) by Jade.

Kyrotrans Ltd.

In 2005, the Company loaned £150,000 to Kyrotrans Ltd. We believe Kyrotrans Ltd. is controlled by parties related to the Company.

Accrued Salaries

As of December 31, 2004 there was no accrued salary.

U.S. Property

Our US offices are provided by our director, Larry Shattles, for a nominal rent. BioTec Films LLC leases two properties, the leases are reviewed annually.

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

Legal Proceedings

On October 1, 2004 BioProgress announced a positive first round judgment in a dispute with Stanelco Fibre Optics Limited (“SEO”), BioProgress Technology Limited, a wholly owned subsidiary of BioProgress plc, has been awarded outright ownership of the master patent that gives it exclusive worldwide rights to the process of making capsules from non-gelatin materials by means of radio frequency (“RF”).

On December 9, 2004 the company advised that the UK Patents Court has rejected the attempt by Stanelco Fibre Optics Limited (“Stanelco”) to re-open the case, and has awarded the relevant legal costs to BioProgress. Stanelco has been granted permission to appeal this latest decision but this will not hold up the process for assessing the damages to be paid by Stanelco to the Company’s wholly owned subsidiary BioProgress Technology Limited.

Stanelco must now comply with the Court’s previous order and disclose all material details relevant to the misuse of the information previously given to them in confidence by BioProgress. These details will allow BioProgress to formulate its damages claim which will then be assessed by the Court. This matter is still ongoing.

Momentus Solutions LLC, d/b/a Healthy Moments LLC v. BioTec Films LLC, Superior Court of New Jersey. This case, which was filed on 23 November 2004, arises out of an alleged contract pursuant to which the company was to supply various vitamin-infused edible films to the plaintiff. The plaintiff alleges that the company failed to produce edible films which were of merchantable quality and claims that it incurred damages in excess of US $ 1.00 million.

The plaintiff is asserting three claims including two counts of breach of contract and one count of promissory estoppel. The company has filed a response to the complaint and filed a counterclaim alleging that the plaintiff failed to pay for product purchased from the company. The company believes that it has a meritorious defense to the plaintiff’s allegations and intends to defend its interests vigorously .

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International, Inc. allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. On June 22, 2004 the company announced it had settled the proceedings on confidential terms.

BioProgress plc, BioProgress Technology International Inc, BioProgress Technology Inc and BioProgress Technology Limited (“BioProgress Group”) have been named as defendants in a proceeding brought by a former employee. BioProgress Group are defending the action.

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

	Per share of common stock
	High	Low
	($)	($)
Year Ended
1999	2.44	0.27
2000	6.00	1.00
2001	2.88	0.33
2002	0.98	0.31
Quarter Ended
March 31, 2002	0.95	0.40
July 1, 2002	0.98	0.48
September 30, 2002	0.67	0.32
December 31, 2002	0.55	0.31
March 31, 2003	0.51	0.30

	Per ordinary share
	High	Low
	(£)	(£)
Year Ended
2003	0.77	0.22
2004	1.64	0.06
Quarter Ended
June 30, 2003	0.28	0.22
September 30, 2003	0.59	0.23
December 31, 2003	0.77	0.48
March 31, 2004	1.64	0.62
June 30, 2004	1.25	0.63
September 30, 2004	1.27	0.06
December 31, 2004	1.37	0.60
March 31, 2005	0.88	0.54
June 30, 2005	0.59	0.28
Month Ended
January 31, 2005	0.72	0.61
February 28, 2005	0.88	0.62
March 31, 2005	0.81	0.54
April 30, 2005	0.59	0.31
May 31, 2005	0.46	0.28
June 30, 2005	0.42	0.31

In October 2004 the Company established an ADR program and American Depositary Shares represented by American Depositary Receipts each representing 10 ordinary shares were admitted to trading on the NASDAQ national market.

	Per American Depositary Share
	High	Low
	$	$
Quarter Ended
December 31, 2004	24.25	12.35
March 31, 2005	16.72	11.00
June 30, 2005	12.00	5.50
Month Ended
January 31, 2005	14.25	12.02
February 28, 2005	16.72	12.50
March 31, 2005	16.50	11.00
April 30, 2005	12.00	6.10
May 31, 2005	8.15	5.50
June 30, 2005	8.30	6.00

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

Material Contracts

In February 2005 Bioprogress announced that it has now executed an agreement with Custom Pharmaceuticals Limited (“Custom”) to install a film manufacturing line in Custom’s new pharmaceutical contract manufacturing facility currently being built near Brighton, in the south of England. This follows the initial Letter of Intent announcement on 9 November 2004.

In October 2004, Bioprogress announced that it had granted exclusive distribution rights in China and Taiwan to AXM Pharma, Inc. (AMEX: AXJ) for certain formulations of BioProgress’ revolutionary Soluleaves™ oral drug and flavours delivery technology that uses dissolve-in-the-mouth films. This agreement is for an initial period of two years, which could then be extended by mutual agreement.

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

In March 2004, BioProgress PLC acquired the edible film production assets of Aquafilm LLC, which acquisition excluded Aquafilm’s assets in Connecticut, US and Hartlebury in the UK, for up to $11 million, made up of $3.5 million of cash and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $20.3 million in gross proceeds by way of a placing with institutional and other investors in the United Kingdom of 10,000,000 shares at a placing price of $2.03 per share.

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

Pursuant to a Master License Agreement, BioProgress PLC granted FMC a worldwide exclusive license of specified patents and patent applications (and related technical information) relating to NROBE®. FMC granted back to BioProgress PLC a non-exclusive worldwide royalty free license to use these patents with respect to TabWrap, Septum and SWOLLO (TM) and to produce NROBE® film for sale to FMC. FMC also granted BioProgress PLC, subject to specified conditions, a right of first refusal if FMC wants to sublicense the specified patents for use outside the pharmaceutical, personal care, household care, food and medical materials fields. FMC agreed to pay a specified royalty to BioProgress PLC expressed as a percentage of net sales, as defined in the agreement, of NROBE® film sold by FMC. BioProgress PLC remains responsible for prosecuting patents but if its costs in any year exceed 20% of license fees received from FMC, FMC is required to contribute 50% of such excess. FMC agreed that if it does not order specified minimum numbers of NROBE® machines from BioProgress PLC within specified time periods and does not pay a specified payment then the exclusive license to FMC shall become a non-exclusive license. The Master License Agreement contains mutual representations, warranties and covenants regarding the specified patents and its term lasts until the expiration of all patents licensed thereunder. The Master License Agreement may be terminated early by BioProgress PLC for specified failures of FMC to pay royalties thereunder and by FMC for willful uncured breaches by BioProgress PLC which are material to the agreement over the course of its term.

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

This summary assumes that the “anti-inversion” provisions of the American Jobs Creation Act of 2004 do not apply to our restructuring. Under that statute, a non-U.S. corporation, like us, that was formed as a result of a corporate expatriation transaction with respect to a U.S. corporation, such as the reorganization completed in May 2003, may be treated as a domestic corporation. The legislation applies retroactively, but includes a “safe harbor” for corporate groups that, like us, have substantial business operations (relative to the group’s operations as a whole) in the country of the group parent’s incorporation. While we believe the “safe harbor” applies to us, its application is uncertain. If the “safe harbor” is found not to apply, we will be treated as a U.S. corporation under U.S. domestic law, which may result in different tax consequences to you.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. The majority of our operations are with our UK subsidiary. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate with the UK pound sterling. Currency exchange rates are determined by market factors beyond our control and may vary substantially over a period of time. If the UK pound sterling were to strengthen in relation to the US dollar, our reported sales would be higher. The average exchange rate for fiscal 2003 was $1.67 per £1.00, respectively. A change of 10% in the average exchange rate would have increased our 2003 net loss by approximately $493,000. As we begin to contract more in continental Europe we should face similar risks relating to the Euro. In 2004 we have taken the view that the business does not face significant market risk as the US operations do not significantly contribute to net profit and that any translation exposure does not impact the balance sheet on a cash basis.

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

Upon assuming their new positions, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures as of December 31, 2004. This evaluation determined that the disclosure controls and procedures in place at the Company as of such date were not necessarily adequate to ensure that material information relating to the registrant, including consolidated subsidiaries, is made known to the principal executive and principal financial officers by others within the entities for the period ended December 31, 2004 to enable disclosure on a timely basis in conformance with applicable rules and regulations. Since assuming their new positions, the principal executive officer and principal financial officer have enacted relevant measures to improve the Company’s disclosure controls and procedures. The principal executive officer and principal financial officer have established as one of their highest priorities the continual monitoring of the Company’s disclosure controls and procedures throughout the rest of the current fiscal year and to enact further remedial measures as necessary to enable disclosure on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16A. Audit Committee Financial Expert.

The Board of Directors has determined that the Audit Committee has a “audit committee financial expert” as that term is defined in the Securities and Exchange Commission rules and regulations. It was determined that Alan Clarke is the “audit committee financial expert”. The Board of Directors believes that the members of the Audit Committee have demonstrated the capability of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. As the Board of Directors believes that the current members of the Audit Committee are collectively qualified to carry out all of the duties and responsibilities of the Audit Committee.

Item 16B. Code of Ethics.

The Board of Directors adopted a code of ethics applicable to the Company’s principal executive officer, principle financial officer, principal accounting officer or controller, or for persons performing similar functions. In accordance with applicable SEC rules, the code of ethics is filed as an exhibit to this annual report. The Company also intends to make the code publicly available on the Company’s website.

Item 16C. Principal Accountant Fees and Services.

During each of the last three fiscal years, Grant Thornton UK LLP (formerly know as Grant Thornton), Registered Auditors and Chartered Accountants, have acted as our independent auditors.

Audit Fees

Grant Thornton billed us approximately $189,705 in 2004, including fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits. Grant Thornton billed us approximately $55,928 for audit services in 2003.

Audit-Related Fees

Grant Thornton billed us approximately $158,395 in 2004. Audit-related services principally include due diligence examinations, as well as acting as reporting accountants under U.K. Listing Authority regulations and related SEC regulations and a review of our information technology security environment. Grant Thornton billed us approximately $344,623 for audit related services in 2003. $124,192 of these fees have been charged to additional paid in capital in respect of work in connection with common stock issues in the year.

Tax Fees

Grant Thornton billed us approximately $254,168 for 2004 (2003: $35,060) for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services. For fiscal 2003, $7,513 of these fees have been charged to additional paid in capital in respect of work in connection with common stock issues in the year.

All Other Fees

During 2004 $51,570 of other fees were incurred relating to due diligence work carried out as part of the acquisition of certain assets of Aquafilm. Grant Thornton billed no other fees in 2003.

Pre-Approval Policies and Procedures

Prior to the engagement of Grant Thornton UK LLP (formally known as Grant Thornton) each year as auditor, the engagement as auditor is approved by the Audit Committee of our Board of Directors and by vote of our shareholders at our Annual General Meeting of Shareholders. Our Audit Committee has also adopted its own rules of procedure. Our Audit Committee’s rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by our independent auditors.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibits
1.1	Certificate of Incorporation(7)

2.1	Specimen Share Certificate(7)

2.2	Memorandum and Articles of Association(7)

2.3	Articles of Merger(7)

4.1	Reorganization Agreement between the Company and BioProgress Technology (2)

4.2	Acquisition Agreement—DHA Nutrition(3)

4.3	Acquisition Agreement—BioProgress Limited (UK)(3)

4.4	Amendment to Acquisition Agreement—BioProgress Limited (1)

4.5	Employment Agreement—Edward I. Nowak(3)

4.6	Professional Services Agreement—The Jade Partnership International, Inc.(3)

Exhibit No.	Description of Exhibits
4.7	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(3)

4.8	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(3)

4.9	TruTona Purchase Agreement(3)

4.10	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(4)

4.11	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(4)

4.12	Master License Agreement, dated as of February 3, 2004, between FMC Corporation (“FMC”) and BioProgress Technology International, Inc. a Nevada Corporation which is a wholly owned subsidiary of the Company (8)*

4.13	Framework Agreement, dated as of February 3, 2004, between FMC and the Company (8)*

4.14	Intellectual Property License Agreement, dated as of March 8, 2004, between BioProgress Technology International, Inc., Perrigo R&D Company and Perrigo Company (8)*

4.15	Equipment Purchase Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.16	Film Supply Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.17	Option Agreement—Barry J. Muncaster(5)

4.18	Option Agreement—Edward Nowak(5)

4.19	Option Agreement—Gregory L. Bowers(5)

4.20	Option Agreement—Graham R. M. Hind(5)

4.21	Option Agreement—James T. C. Longley(5)

4.22	Option Agreement—Larry C. Shattles(5)

4.23	Option Agreement—Malcolm D. Brown(5)

4.24	Premises lease—Hostmoor property(6)

4.25	Agreement to lease—Hostmoor property(6)

4.26	Agreement for Supply of Prototype Machine, dated July 10th, 2001, between the Company and Farmasierra, S.A.(6)

4.27	2002 Common Stock Offering of up to 600 units, including warrants(6)

4.28	Product Development Agreement, dated November 26, 2001, between the Company and The Boots(7)

4.29	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company and Boots Healthcare International Limited (7)

4.30	License Agreement between Convatec, a division of E.R. Squibb & Sons, L.L.C. and BioProgress Technology International, Inc., together with an amendment dated 11 November 2002(7) *

4.31	Consultancy Agreement, dated March 10, 2003, between Barry J. Muncaster and the Company (7)

4.32	Agreement and Plan of Merger and First Amendment thereto (7)

4.33	Loan Agreement, dated January 29, 2003, between BioProgress Technology International, Inc. and Farmasierra, S.A. (7)

Exhibit No.	Description of Exhibits
4.34	Memorandum of Variation #7, dated as of August 22, 2002, between BioProgress Technology International, Inc. and Consolidated EcoProgress Technology, Inc. (7)

4.35	Service Agreement, dated April 17, 2003, between the Company and Graham Hind(7)

4.36	Deed of Termination, dated April 7, 2004, among Peter Black Advanced Technologies Limited, Peter Black Healthcare Limited, BioProgress Technology International, Inc. and BioProgress Technology Limited (8)

4.37	Asset Purchase Agreement, dated March 7, 2004, by and among Bio Films LLC, Aquafilm LLC, Aquafilm USA, Inc. and Each of the Stockholders of Aquafilm, Inc. (8)

4.38	Service Agreement, dated April 17, 2003, between the Company and Malcolm David Brown (7)

4.39	Appointment as Non-Executive Director, between the Company and Peter Glynn-Jones (8)

4.40	Appointment as Non-Executive Director, between the Company and Alan Clarke (8)

4.41	Appointment as Non-Executive Director, between the Company and Graham Cole (8)

4.42	Appointment as Non-Executive Director, between the Company and Tony Fabrizi (10)

4.43	Subscription Agreement, dated September 30th, 2004, between the Company, the Investor named therein and Collins Stewart Limited (10)

4.44	Supplemental Agreement, dated June 1st, 2005, between the Company and Citadel Equity Fund Ltd (10)

4.45	Equipment Purchase Agreement, dated February 3rd, 2004, between Harro Hofliger Verpackungsmaschinen GmbH and the Company (10)

4.46	Agreement for the developments of a proof-of-principal automated tablet encapsulating machine, dated March 2nd, 2005, between the GB Innomech Limited and BioProgress Technology Limited (10)

4.47	Agreement relating to Production of XGel™ Film, dated February 4th, 2005, between the Biocustom Limited and Custom Pharmaceuticals Limited (10)

4.48	Supply Agreement, dated September 30th, 2004, between Bio Tec Films, LLC and AXM Pharma (Shenyang) Inc. (10)*

4.49	Net Lease – Florida property (10)

4.50	Net Lease – Florida property (10)

4.51	Deposit Agreement relating to American Depositary Receipts, dated September 9th, 2004, between the Company and JPMorgan Chase Bank and the Holders of American Depositary Receipts (9)

8.1	List of the Company’s Subsidiaries (10)

10.1	Consent of Grant Thornton(10)

11.1	Code of Conduct of the Company (10)

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer(10)

12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer(10)

13.1	Section 1350 Certification of Chief Executive Officer(10)

13.2	Section 1350 Certification of Chief Financial Officer(10)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.
(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.
(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.
(7)	Filed as an exhibit to the Registration Statement/Proxy Statement of BioProgress PLC and BioProgress Technology International, Inc. filed December 20, 2002 and amended March 19, 2003, May 7, 2003 and May 16, 2003 (Registration Number 333-102045).
(8)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2003.
(9)	Filed as an exhibit to the Company’s Form F-6 dated September 21, 2004.
(10)	Filed as an exhibit herewith.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOPROGRESS PLC

By:	/s/ Richard Trevillion
Name:	Richard Trevillion
Title:	Chief Executive Officer

Date: July 15, 2005

BIOPROGRESS PLC

BIOPROGRESS PLC AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BioProgress PLC:

We have audited the accompanying consolidated balance sheets of BioProgress PLC as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in certain circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioProgress PLC at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Grant Thornton UK LLP

Cambridge

July 5, 2005

BIOPROGRESS PLC

Consolidated Balance Sheets

As of December 31

	2004	2003
	$	$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	27,353,598	3,349,930
Due from third parties in respect of share issue	—	9,814,164
Accounts receivable, net of allowance for doubtful debts of $501,200 (2003 nil)	509,389	24,832
Amounts due from related parties	237,913	290,264
Inventories	3,333,825	—
Prepaid expenses and other current assets	994,626	1,119,765

Total current assets	32,429,351	14,598,955

PROPERTY, PLANT AND EQUIPMENT, net	3,740,247	458,147
OTHER LONG TERM ASSETS	465,776	394,681
DEBT ISSUE COSTS	4,239,468	—
INTANGIBLE ASSETS, net	3,791,764	43,356
GOODWILL	3,688,009	3,840,287

Total assets	48,354,615	19,335,426

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES:
Accounts payable	1,926,545	667,120
Amounts owed to related parties	—	70,449
Accrued expenses and other current liabilities	956,459	764,439

Total current liabilities	2,883,004	1,502,008

LONG TERM LIABILITIES
4% Convertible bond	9,467,000	—
Commitments and contingent liabilities	3,324,830	—

	12,791,830	—

Convertible 4% preference shares of £0.005 each: 80,000 authorized; Nil issued and outstanding as of December 31, 2004 79,000 issued and outstanding as of December 31, 2003	—	648

4% redeemable preference shares of £0.005 each: 90,000 authorized; Nil issued and outstanding as of December 31, 2004 88,000 issued and outstanding as of December 31, 2003	—	722

	—	1,370

STOCKHOLDERS’ EQUITY:
Common stock, £0.01 par value 150,000,000 shares authorized; 117,797,637 shares issued and outstanding as of December 31, 2004 102,438,071 shares issued and outstanding as of December 31, 2003	1,986,870	1,704,331
Additional paid-in capital	75,690,040	48,669,279
Accumulated deficit	(46,687,366)	(33,268,051)
Subscriptions receivable	(500,000)	—
Accumulated other comprehensive income	2,190,237	726,489

Total stockholders’ equity	32,679,781	17,832,048

Total liabilities and stockholders’ equity	48,354,615	19,335,426

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statements Of Operations

For the years ended December 31,

	2004	2003
	$	$
NET REVENUE	4,618,564	1,684,911

COST AND EXPENSES:
Cost of revenues	3,142,247	275,549
General and administrative expenses	8,601,637	5,230,030
Depreciation and amortization	1,263,798	292,879
Research & development	513,457	171,959
Consulting fees	2,154,619	357,499
Professional fees	3,204,785	273,905

Total cost and expenses	18,880,543	6,601,821

Loss from operations	(14,261,979)	(4,916,910)
Interest	842,664	18,373

Loss from continuing operations before income tax	(13,419,315)	(4,898,537)
Income tax benefit	—	30,484

Loss from continuing operations	(13,419,315)	(4,868,053)
Gain from discontinued operations	—	291,541

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	(13,419,315)	(4,576,512)

NET LOSS PER COMMON SHARE — BASIC AND DILUTED:
Loss per share from continuing operations	(0.12)	(0.07)
Loss per share from discontinued operations	—	—
NET LOSS PER COMMON SHARE	(0.12)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	113,325,006	70,372,161

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31,

	Common		Additional Paid-in Capital	Accumulated Deficit	Subscriptions Receivable	Accumulated Other Comprehensive (Loss) Income	Total
	Share	Amount
		$	$	$	$	$	$
BALANCE at December 31, 2002	50,120,846	50,121	28,742,177	(28,691,539)	—	242,171	342,930
Net loss	—	—	—	(4,576,512)	—	—	(4,576,512)
Currency translation adjustment	—	—	—	—	—	484,318	484,318

Comprehensive loss							(4,092,194)

Unit Penalty liability converted into equity	—	—	535,875	—	—	—	535,875
Cash contributions from investors	—	—	300,236	—	—	—	300,236
Accrued directors salaries converted into equity	450,021	—	236,500	—	—	—	236,500
Re-incorporation	(50,570,867)	(50,121)	(14,143,660)	—	—	—	(14,193,781)
Issuance of common stock	101,876,614	1,694,280	34,451,550	—	—	—	36,145,830
Common stock issue costs	—	—	(2,305,627)	—	—	—	(2,305,627)
Re-incorporation expenses	—	—	(367,816)	—	—	—	(367,816)
Conversion of series B preference shares	—	—	853,571	—	—	—	853,571
Exercise of options	561,457	10,051	366,473	—	—	—	376,524

BALANCE at December 31, 2003	102,438,071	1,704,331	48,669,279	(33,268,051)	—	726,489	17,832,048

Net loss	—	—	—	(13,419,315)	—	—	(13,419,315)
Currency translation adjustment	—	—	—	—	—	1,463,748	1,463,748

Comprehensive loss							(11,955,567)
Re-incorporation	—	—	(542,795)	—	—	—	(542,795)
Issuance of common stock	10,341,373	190,762	20,625,033	—	—	—	20,815,795
Subscriptions receivable	—	—	—	—	(500,000)	—	(500,000)
Common stock issue costs	—	—	(838,019)	—	—	—	(838,019)
Redemption of preference shares	—	—	(865,360)	—	—	—	(865,360)
Warrants granted related to debt issuance costs	—	—	4,357,750	—	—	—	4,357,750
Exercise of options and warrants	5,018,193	91,777	4,284,152	—	—	—	4,375,929

BALANCE at December 31, 2004	117,797,637	1,986,870	75,690,040	(46,687,366)	(500,000)	2,190,237	32,679,781

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statements of Cash Flows

For the years ended December 31,

	2004	2003
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(13,419,315)	(4,576,512)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,263,798	292,879
Gain from discontinued operations	—	(291,541)
Changes in operating assets and liabilities:
Accounts receivable	(483,124)	16,116
Amounts receivable from related parties	69,102	50,270
Amounts due to related parties	(74,514)	(324,113)
Inventories	(2,875,217)	—
Prepaid expenses and other current assets	189,755	(913,580)
Accounts payable	1,220,929	(559,366)
Accrued expenses and other current liabilities	147,907	(472,620)
Other long term assets	(48,320)	—
Deferred tax	—	(30,484)

Net cash used in operating activities	(14,008,999)	(6,808,951)

CASH FROM INVESTING ACTIVITIES:
Re-incorporation expenses	—	(367,816)
Purchases of property, plant and equipment	(1,561,846)	(122,980)
Purchase of patents and trademarks	—	(25,043)
Purchase of Aquafilm	(3,500,000)	—

Net cash used in investing activities	(5,061,846)	(515,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of common stock	30,087,164	12,223,392
Common stock issue expenses	(838,019)	(2,305,627)
Cash contributions from investors	—	300,236
Proceeds from exercise of options and warrants	3,880,663	376,524
Repayment of Preference shares	(866,730)	—
Proceeds from issue of convertible bonds	8,915,500	—
Costs of convertible bond issue	(104,849)	—
Repayment of bank overdraft	—	(644,823)

Net cash provided by financing activities	41,073,729	9,949,702

Effects of exchange rate changes on cash and cash equivalents	2,000,784	713,622

Net increase in cash and cash equivalents	24,003,668	3,338,534
CASH AND CASH EQUIVALENTS, beginning of year	3,349,930	11,396

CASH AND CASH EQUIVALENTS, end of year	27,353,598	3,349,930

Supplemental disclosure of cash flow information

	2004	2003
	$	$
Cash paid for interest	887	—
Cash paid for income taxes	—	127,749

Non Cash Transactions

In 2004, the company exchanged 3.5 million warrants for the underwriting costs relating to the bond issuance. The fair value of the warrants was $4,357,750.

The purchase price of Aquafilm included a $7,500,000 earnout provision. At the date of acquisition, $3,324,830 was recorded as a contingent liability (see note 6 for further details of this transaction).

In December 2004 options were exercised over 1,000,000 ordinary shares at an issue price of $0.50 per share. Consideration for these shares was deferred for one year.

In 2003, the company issued 53,612,544 ordinary shares of £0.01 each as non-cash consideration for the merger of the company with Bioprogress Technology International Inc.

In 2003, the company issued 15,120,901 ordinary shares of £0.01 each for cash consideration of which $9,814,164 was received after December 31, 2003.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Notes to the consolidated financial statements for the years ended December 31, 2004 and 2003

1. Operations

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

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries: Bioprogress Technology International, Inc., BioProgress Technology, Inc., BioProgress Technology Limited, BioTec Films, LLC and DHA Nutrition Limited. All significant intercompany transactions and balances have been eliminated.

Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation.

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

Accounts Receivable

Credit is given based on evaluation of a customer’s financial condition. Accounts receivable are generally due within 30 days of invoicing. Accounts outstanding longer than contractual payment terms are considered past due. The Company records an allowance on a specific basis by considering a number of factors, including the length of time the accounts receivable are overdue, the Company’s previous loss history, and the condition of the general economy and industry as a whole. The Company writes-off accounts receivable when they become uncollectable, and payments subsequently received on such receivables are credited back to bad debt expenses in the period the payment is received.

Goodwill

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value.

In accordance with adoption of Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (SFAS 142), management annually assesses the composition of the Company’s assets and liabilities, as well as the events that have occurred and the circumstances that have changed since the most recent fair value determination. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill will be tested for impairment. The Company carried out an annual impairment review and determine that no impairment provision is required.

Inventory

Inventory and work in progress are stated at the lower of cost and net realizable value and are maintained on a first-in, first-out basis. Costs includes direct costs plus attributable overheads for work in progress.

Revenue Recognition

A majority of revenue represents sales of inventory, and the related fees charged to the customer for shipping. The Company’s policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is at the time of shipment. Service revenues, from the creation of new products for customers, are recognized upon the completion of the service. The Company reduces revenue for estimated customer returns and other allowances which totaled $101,400 and $0 for the years ended December 31, 2004 and 2003.

The Company also generates revenue from licensing the rights to use intellectual property in the XGEL®, the sale of the XGEL®, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGEL® are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and the Company has no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

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

Earnings Per Share

The Company applies SFAS No. 128 “Earnings Per Share”. The adoption of SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. Basic and diluted loss per common share were calculated based upon the net loss available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. There are 5,560,447 stock options outstanding at December 31, 2004, (2003: 6,286,393) and 12,453,895 warrants, (2003: 11,655,000) which are not included in the earnings per share calculation as they would be anti-dilutive.

Concentration of Credit Risk

In fiscal year 2004, two customers accounted for 60% of total revenues. The largest of these represented 49% of the total, the other 11%. At December 31, 2004 no amounts were due from these customers.

In fiscal year 2003, two customers accounted for 89% of total revenues. The largest of these represented 59% of the total, the other 30%. At December 31, 2003 no amounts were due from these customers.

The majority of the revenues of the Company relate to sales to other corporations located in the United States of America and Great Britain.

Property, Plant and Equipment

Expenditure relating to property, plant and equipment is capitalized where this cost is greater than $1,000 individually or between aggregated transactions.

Depreciation of property, plant and equipment is provided for using the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 20 years (see Note 3). Amortization of leasehold improvements is provided for over the lesser of the useful life or the related lease term.

Intangibles

Trademarks, licenses and patents are included at cost and amortized in equal annual installments over a period of 10 years, which is their estimated useful economic life. Provisions are made for any known impairments, which generally occur through technological obsolescence.

The Company accounts for intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. In accordance with SFAS 142, goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually. Intangible assets with estimable useful lives, consisting primarily of non-compete agreements, technology and know-how, and customer relationships, are amortized on a straight-line basis over the estimated useful lives of 5 to 15 years.

Debt Issue Costs

Issue costs have been capitalized and amortized over the life of the underlying financial instrument.

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

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Fair value is generally determined based on discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Financial instruments

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

The carrying amount of the convertible bond is a reasonable estimate of fair value, as the bond has terms based on market rates.

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

Foreign Currency Translation

The functional currency of foreign operations is the local currency, which is the British pound. The financial statements of non US companies are translated into US Dollars using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts with currency translation adjustments reflected in other comprehensive loss in stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statement of operations. The currency loss for the year ending December 31, 2004 was $788,290 compared to a loss of $845,635 in the year ending 2003.

Research and Development

Research and development costs are expensed as incurred.

Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure”. As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations in accounting for share based awards to employees and for options granted. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock.

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by that Statement. The weighted average fair value at date of grant for options granted during 2004 was $0.98, (2003: $0.54) per option. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model assuming a 2.5% annual forfeiture rate together with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	5.06%	5%
Dividend yield	0%	0%
Volatility factor	70%	116%

Had the Company’s option plan and the options granted to stockholders been accounted for under SFAS No. 123, the Company’s charge to income for 2004 would have been $nil (2003: $3,883,022) for warrants and for options it would have been $416,426 (2003: $301,964). Net loss and loss per share would have been increased to the following pro-forma amounts.

	Year ended December 31, 2004	Year ended December 31, 2003
Net loss applicable to common shareholders	$(13,419,315)	$(4,576,512)
Employee compensation (including warrants)	(416,426)	(4,184,986)

Pro-forma net loss applicable to common shareholders	$(13,835,741)	$(8,761,498)

Pro-forma net loss per share applicable to common stockholders — basic and diluted	$(0.12)	(0.12)

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first period beginning after June 15, 2005. The Company has not yet completed its analysis of the impact of adopting SFAS No. 123(R) and is therefore currently unable to quantify the effect on its financial statements. However, the adoption of this new statement may have a significant impact on the results of operations and net earnings per share of the Company as the Company will be required to expense the fair value of all share based payments.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to consider in implementing SFAS 123R.

In December 2004, SFAS No. 153 “Exchanges of Nonmonetary Assets” was issued. The Statement modifies prior standards related to nonmonetary exchanges by establishing that all transactions that have commercial substance should be measured based on the fair value of the assets exchanged. The Statement eliminates the prior narrow exception for nonmonetary exchanges of similar productive assets, which had allowed such an exchange to be recorded at the asset basis of the relinquished asset. Transactions are considered to have commercial substance if the future cash flows are expected to change significantly as a result of the exchange. The Statement is not expected to have a material effect on net income or shareholders equity.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, “Restatement and Revision of Accounting Research Bulletins”, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

3) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of depreciation, and consist of the following at December 31:

	2004	Useful Lives (years)	2003	Useful Lives (years)
Leasehold improvements	$485,038	6	$294,065	6
Heavy plant & equipment	$2,292,907	20	—
Plant and machinery	$1,777,589	4	$476,102	4
Office equipment	$894,361	4	$731,598	4
Laboratory equipment	$181,806	6	$136,792	6

	$5,631,701		$1,638,557
Less — Accumulated depreciation	$1,891,454		$1,180,410

Total	$3,740,247		$458,147

The depreciation expense was $626,573 for 2004, (2003: $288,758)

4) Due from Third Parties in respect of share issue

On December, 31, 2003 the company issued 15,120,901 ordinary shares of £0.01 each for cash consideration of $13,315,326 of which $3,501,162 was received before December, 31 2003 with the remaining balance $9,814,164 being received between January 2 and 5, 2004.

5a) Intangible Assets

The components of the Company’s intangible assets subject to amortization are as follows:

	2004	2003
Trademarks, licenses and patents	$1,470,118	$1,389,911
Intangibles purchased during the year
Non-Compete Agreements	$1,610,000	—
Technology & Know-How	$2,140,000	—
Customer relationships	$410,000	—

	$5,630,118	$1,389,911
Less — Accumulated amortization	$1,838,354	$1,346,555

Net intangible assets	$3,791,764	$43,356

Amortization expense relating to intangible assets during 2004 was $414,094, (2003: $4,094). The following table provides information regarding estimated amortization expense on the remaining intangibles for each of the following years ended December 31:

Year	Annual Amortization Expense
2005	$550,761
2006	$550,761
2007	$550,761
2008	$550,761
2009	$247,761

5b) Debt Issue Costs

Costs relating to the issue of the Convertible bond have been capitalized and are being amortized over the life of the bond, being 5 years.

2004
Capitalized Issue costs	$4,462,599
Less — Accumulated amortization	$223,131

$4,239,468

6) Business combination

Effective April 1, 2004, BioTec Films, LLC purchased substantially all of the edible film production assets of Aquafilm in Tampa, Florida. The Company is engaged in the development and manufacture of edible films manufactured from water soluble and water insoluble polymers with other soluble, digestible ingredients for the purpose of packaging applications, and for food, cosmetic, pharmaceutical and consumer dosing applications. The purchase of the assets enables BioProgress to commence production of XGEL® film supplies for customers almost immediately, avoiding any delays in the development and rollout of XGEL® technologies with licensing partners. It provides access to know-how and practical film manufacturing experience which will save costs and shorten the timeframe to bring the product to market.

The purchase price was made up of cash of $3,500,000 and up to $7,500,000 in aggregate earn-out consideration, which is payable dollar for dollar based on future net income determined in compliance with accounting principles generally accepted in the United States of America (US GAAP). There is no time limit on the payment of the earn-out consideration and no earn-out consideration is currently due to the former owners; however, pursuant to Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, the Company has recorded a liability related to the contingent consideration up to the excess of the fair value of assets acquired over the consideration paid. This contingent liability is displayed as acquisition-related contingent liability on the accompanying balance sheet.

The following table shows the fair values of assets recorded on the opening balance sheet for the purchase of Aquafilm which was based on a study by an independent valuation firm, except for inventories which was valued by the Company:

Inventories	$371,923
Fixed Assets	2,292,907
Non-Compete Agreements	1,610,000
Technology & Know-How	2,140,000
Customer Relationships	410,000

Fair value of assets acquired	$6,824,830
Cash purchase price paid	$3,500,000

Acquisition-related contingent liability	$3,324,830

7) Inventories

At December 31, 2004, inventories consisted of:

Raw materials	$613,462
Work in progress	2,637,053
Finished goods	83,310

$3,333,825

8) Prepaid expenses and other current assets

	2004	2003
Prepaid expenses	468,545	648,229
Other current assets	526,081	471,536

	$994,626	$1,119,765

9) Commitments and Contingencies

a) Operating Lease Obligations

The Company signed a lease agreement in 2001 to lease new purpose built manufacturing facilities at a site known as Hostmoor, located in March, Cambridge, UK. Minimum future lease payments under the non-cancelable operating lease entered into for Hostmoor subsequent to December 31, 2004 are summarized as follows:

2005	$220,182
2006	$220,182
2007	$220,182
2008	$220,182
2009	$220,182
Thereafter	$3,963,282

TOTAL	$5,064,192

Rental expenses under operating leases totaled $220,182 for the year ended December 31, 2004 and $205,349 for the year ended December 31, 2003.

b) Legal Proceedings

BioProgress Technology Ltd. was named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International, Inc allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. We believe this case to involve a dispute between these two individuals and not to involve BioProgress Technology Ltd. and therefore do not believe it will have an adverse effect on our business. BioProgress Technology International Inc will comply with any valid court order requiring a transfer on the stock ledger of the ownership of the disputed shares. On June 22, 2004 the Company announced that it had settled the proceedings.

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

On October 1, 2004 BioProgress announced its 100 per cent victory in a dispute with Stanelco Fibre Optics Limited, BioProgress Technology Limited, a wholly owned subsidiary of the Company, has been awarded outright ownership of the master patent that gives it exclusive worldwide rights to the process of making capsules from non-gelatin materials by means of radio frequency (“RF”).

On December 9, 2004 the Company advised that the UK Patents Court has rejected the attempt by Stanelco Fibre Optics Limited (“Stanelco”) to re-open the case, and has awarded the relevant legal costs to the Company. Stanelco has been granted permission to appeal this latest decision but this will not hold up the process for assessing the damages to be paid by Stanelco to the Company’s wholly owned subsidiary BioProgress Technology Limited.

Stanelco must now comply with the Court’s previous order and disclose all material details relevant to the misuse of the information previously given to them in confidence by BioProgress. These details will allow BioProgress to formulate its damages claim which will then be assessed by the Court. This matter is still ongoing.

In 2004, BioTec Films, LLC has been named as Defendant in a proceeding by Momentus Solutions LLC who are claiming damages in excess of US $1 million for breach of contract. The Company believes it has a meritorious defence and intends to defend its interests vigorously.

c) Earn out provision

Under the terms of the acquisition of certain assets of Aquafilm which were then transferred into BioTec Films, LLC, part of the consideration ($7.5 million) is based on an earn out against the future net earnings of the business on a dollar for dollar basis. At the year end the directors estimate of the probable liability is $3,324,830. A further $4,175,170 of contingent consideration has not been provided for in accordance with SFAS 141 (see note 6).

10) Income Taxes

The Company does not have any current income taxes expense because of tax net operating losses for the years ending December 31, 2004 and 2003. The 2003 year tax benefit is from the change in the deferred tax liability. The Company has net operating loss carry forwards of approximately $26,535,000 available in the U.S. and none in the UK for 2004 or 2003 available to carry forward against taxable profits in each country, subject to agreement with the relevant tax authorities. These net operating loss carry forwards begin to expire in the fiscal year ending 2015. The Company has provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses due to the uncertainty of their ultimate realization.

The following table summarizes the differences between the Company’s effective tax rate and the statutory federal rate as follows:

	2004	2003
Statutory federal rate	(34)%	(34)%
Increase (decrease) resulting from:
Non-deductible items	0.4%	1.9%
Valuation allowance	33.6%	33.5%
Foreign taxes differential	0.0%	(1.4)%

Effective tax rate	0%	0%

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2004	2003
	$	$
Write down in investments	0	855,514
Accrued expenses	0	89,562
Book vs. tax depreciation	110,676	77,524
Net operating loss and other carried forwards	9,022,922	4,685,004

Deferred tax assets	9,133,598	5,707,604
Less valuation allowance	(9,133,598)	(5,707,604)

Net deferred tax assets	—	—

11) Related Parties

The following table provides a breakdown of amounts due from/(to) related parties. A summary of the transactions is shown after the table:

	Amounts due from/(to) related parties 2004	Amounts due from/(to) related parties 2003
	$	$
Jade Partnership International, Inc	237,913	290,264
Amount owed to Directors in respect of accrued salaries	0	(70,449)

Jade Partnership International, Inc

Mr M D Brown, was a director of the company until May 2004, and is a shareholder in Jade Partnership International Inc.

12) Common Stock

On March 5, 2004 the company issued 10 million ordinary shares of £0.01 each at an issue price of $2.03 (£1.10) per share proceeds being $20.3 million (£11 million) less expenses.

On April 1, 2004 options were exercised in respect of 625,000 ordinary shares of £0.01 each at an issue price of US $0.35 (£0.18) per ordinary share, total proceeds were $220,574 (£121,528). Warrants were also exercised on that date in respect of 2,327,086 ordinary shares of £0.01 each at prices ranging from US $1.00 (£0.55) to US $2.50 (£1.38) per ordinary share, total proceeds were $2,504,319 (£1,379,790).

On April 30, 2004 options and warrants were exercised over 320,000 ordinary shares of £0.01 each, at issue prices between US $0.33 (£0.18) and US $1.00 (£0.55) per share, total proceeds were $164,046 (£91,644).

On October 5, 2004 options were exercised over 420,158 ordinary shares of £0.01 at issue prices ranging from US $ 1.00 (£0.55) to US $ 2.50 (£1.38) per share, total proceeds were $476,211 (£262,375).

On October 18, 2004 warrants were exercised over 225,949 ordinary shares of £0.01 at prices ranging from US $1.00 (£0.55) to US $ 1.50 (£0.84) per share, total proceeds were $316,132 (£200,184).

On October 31, 2004 options were exercised over 100,000 ordinary shares of £0.01 at an issue price of $1.54 (£0.84), total proceeds were $154,381 (£84,269).

On November 16, 2004 the company issued 341,373 ordinary shares of £0.01 at an issue price of US $ 1.59 (£0.84) in consideration for the transfer to the Company of an equivalent number of shares of series C preferred stock in Bioprogress Technology International, Inc.

On December 31, 2004 options were exercised over 1,000,000 ordinary shares of £0.01 at an issue price of US $0.50 (£0.26). $500,000 (£261,575) is due to be received.

On May 21 2003 the company issued 49,975,001 ordinary shares of £0.01 each in exchange for shares in Bioprogress Technology International, Inc with a value of $13,122,236.

As part of the merger of Bioprogress Technology International, Inc with BioProgress Holdings Inc., a newly incorporated public company registered in England and Wales, BioProgress PLC was formed which became the new parent company of Bioprogress Technology International, Inc. At the effective time of the Merger (May 21, 2003), the majority of the shareholders of Bioprogress Technology International, Inc’s 50,570,867 shares of common stock had their shares converted into the same number of ordinary shares (and in the same proportion) in BioProgress PLC, as they currently own in the Company. One of the directors did not transfer his holding of 595,866 shares of common stock. After the merger, there were 49,975,001 ordinary shares of £0.01 each issued in BioProgress PLC. An additional 3,637,543 ordinary shares of £ 0.01 each were issued later in 2003 to individuals and entities, which had provided cash contributions to Bioprogress Technology International, Inc in the period prior to the merger. 167,000 B preferred stock were converted into 79,000 convertible redeemable 4% preference shares of £0.005 each and 88,000 redeemable 4% preference shares of £0.005 each as part of the merger.

The director transferred 341,373 of these remaining shares on November 16, 2004 as noted above.

On May 22, 2003 the Company issued 31,250,000 ordinary shares of £0.01 each for cash consideration of $8,179,500.

On July 24, 2003 the Company issued 454,626 ordinary shares of £0.01 each for cash consideration of $116,886.

On August 19, 2003 the Company issued 500,000 ordinary shares of £0.01 each for cash consideration of $127,241.

On October 27, 2003 the Company issued 1,500,000 ordinary shares of £0.01 each for cash consideration of $406,512.

On November 1, 2003 the Company issued 3,637,543 ordinary shares of £0.01 each to individuals and entities who had a right to shares in Bioprogress Technology International, Inc but were never issued by that company, with a value of $986,037 plus a cash consideration of $268,615.

On December 31, 2003 the Company issued 14,559,444 ordinary shares of £0.01 each for cash consideration of $12,938,802 and 561,457 ordinary shares of £0.01 each for cash consideration of $376,524. $3,501,162 in respect of these share issues was received before December 31, 2003 with the remaining balance being received between January 2 and 5, 2004.

13) Stock Option Plan

In 1999, the Company adopted a stock option plan for employees, consultants and directors of the Company. Stock options granted pursuant to the Plan shall be authorized by the Board of Directors. On May 21, 2003 the board of directors adopted a new Inland Revenue approved scheme, and all of the existing stock options amounting to

7,366,457 issued previously by Bioprogress Technology International, Inc were transferred to Bioprogress PLC. The options granted before May 21, 2003 vest immediately, those after that date can not be exercised for 3 years from the date of issue and have a life ranging from three to ten years.

	2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price
Options outstanding at January 1	6,286,393	$0.68	6,366,457	$0.95
Exercised	(2,362,500)	$(0.59)	(561,457)	$(0.67)
Granted	2,341,439	$1.46	2,486,393	$0.76
Expired	(2,500)	$(0.54)	—	—
Cancelled or forfeited	(702,385)	$(1.45)	(2,005,000)	$(1.63)

Options outstanding at December 31	5,560,447	$0.96	6,286,393	$0.68

The weighted average fair value of the options granted during the year was $0.98, (2003: $0.50).

The following share options were outstanding over ordinary shares of £0.01 each as of December 31, 2004:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.35- .050	2,275,000	1.00	$0.43	1,000,000	$0.43
$0.98- 1.50	2,285,447	7.49	$1.24	400,000	$1.50
$1.55 -	1,000,000	9.45	$1.54	—	—

Total	5,560,447		$0.98	1,400,000	$0.74

The following share options were outstanding over ordinary shares of £0.01 each as of December 31, 2003:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.33-0.50	4,140,000	1.82	$0.43	2,865,000	$0.40
$0.54-0.75	170,000	0.95	$0.63	170,000	$0.63
$0.93-1.50	1,976,393	6.87	$1.21	730,000	$1.48

Total	6,286,393		$0.68	3,765,000	$0.62

14) Redeemable Convertible Preferred Stock & Preference Shares

The redeemable convertible preferred stock and preference shares are recorded in the accompanying balance sheet outside the stockholders’ equity section due to their mandatory redemption feature.

	Series B redeemable convertible preferred stock	Convertible 4% preference shares	4% redeemable preference shares
Number of shares authorized	1,500,850	80,000	90,000

Shares outstanding at December 31, 2002	167,000	—	—
Number of shares issued during year	—	79,000	88,000
Mandatory redemption during the year	—	—	—
Number of shares converted during year	(167,000)	—	—

Shares outstanding at December 31, 2003	—	79,000	88,000
Number of shares issued during year	—	—	—
Mandatory redemption during the year	—	(79,000)	(88,000)
Number of shares converted during year	—	—	—

Shares outstanding at December 31, 2004	—	—	—

Subscription price per share	$2.73	$0.005	$0.005
Value based on redemption rate at December 31, 2003	$456,720	$385,520	$456,720

Conversion date and rate to common shares

From January 1, 2003 to December 31, 2003 and January 1, 2004 to December 31, 2004	1:0.5(issued in 2001)	1:0.5(issued in 2003)	N/A
Expiry of conversion rights	12/31/2003 (issued in 2001)	12/31/2003	N/A
Conversion at discretion of	Holder	Holder	N/A
Redemption date and amount per share From January 1, 2003 to December 31, 2003 and January 1, 2004 to December 31, 2004		$4.88	$5.19
Redemption at discretion of	Company	Company	Holder
Mandatory redemption date	After 3/31/2003 (issued in 2000); After 3/31/04 (issued in 2001)	03/31/2004	—
Mandatory redemption price	$5.19	$4.88	$5.19
Dividend rate	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December
Voting rights	None	None	None
Preferential liquidation rights	None	None	None

15) Warrants

During 2004 no unit warrants were issued. The total amount of warrants outstanding from the issuance of units is 8,953,895. Furthermore, during the year as a part of the bond issue warrants were issued to the broker in lieu of fees. In 2004, according to the terms of the warrants, the Company served notice on the series A warrants.

The total warrants outstanding as at December 31, 2004 was 12,453,895.

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

The units have a registration rights clause which states, “In the event the Registration Statement has not been declared effective by the Commission by September 30, 2002, the Company shall issue to each investor a unit equal to one-tenth of the units they purchased in the Offering and every 30 days thereafter shall issue an additional one-tenth of the units subject to an additional maximum of nine-tenths if the units purchase by such investor in the offering until the Registration Statement is declared effective”. As a result, on November 13, 2003, the Company issued 353 unit warrants which represented the maximum amount of units to be issued under the terms of the registration rights clause of the warrants originally issued by BioProgress Technology International, Inc.

The following warrants were outstanding over ordinary shares of £0.01 each as at December 31, 2004:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
B	$1.50	1,187,726	2.00	$1.50	1,187,726	$1.50	$2.25
C	$2.00	1,790,593	2.00	$2.00	1,790,593	$2.00	$3.00
D	$2.50	1,852,192	2.00	$2.50	1,852,192	$2.50	$3.75
E	$5.00	1,861,692	2.00	$5.00	1,861,692	$5.00	$7.50
F	$10.00	1,861,692	2.00	$10.00	1,861,692	$10.00	$15.00

Total		8,553,895		$3.67	8,553,895	$3.67

The following warrants were outstanding over ordinary shares of £0.01 each as at December 31, 2003:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
A	$1.00	1,862,500	3.00	$1.00	1,862,500	$1.00	$1.50
B	$1.50	1,862,500	3.00	$1.50	1,862,500	$1.50	$2.25
C	$2.00	1,862,500	3.00	$2.00	1,862,500	$2.00	$3.00
D	$2.50	1,862,500	3.00	$2.50	1,862,500	$2.50	$3.75
E	$5.00	1,862,500	3.00	$5.00	1,862,500	$5.00	$7.50
F	$10.00	1,862,500	3.00	$10.00	1,862,500	$10.00	$15.00

Total		11,175,000		$3.67	11,175,000	$3.67

All of the unit warrants can be exercised at any time before December 31, 2006.

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

In addition, warrants have been granted over ordinary shares of £0.01 each to the non-executive directors, and at December 31, 2004 the terms were as follows:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
B	$1.50	80,000	2.00	$1.50	80,000	$1.50
C	$2.00	80,000	2.00	$2.00	80,000	$2.00
D	$2.50	80,000	2.00	$2.50	80,000	$2.50
E	$5.00	80,000	2.00	$5.00	80,000	$5.00
F	$10.00	80,000	2.00	$10.00	80,000	$10.00

Total		400,000		$3.67	400,000	$3.67

At December 31, 2003 the following warrants were outstanding:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
A	$1.00	80,000	3.00	$1.00	80,000	$1.00
B	$1.50	80,000	3.00	$1.50	80,000	$1.50
C	$2.00	80,000	3.00	$2.00	80,000	$2.00
D	$2.50	80,000	3.00	$2.50	80,000	$2.50
E	$5.00	80,000	3.00	$5.00	80,000	$5.00
F	$10.00	80,000	3.00	$10.00	80,000	$10.00

Total		480,000		$3.67	480,000	$3.67

These warrants expire on December 31, 2006.

On October 6, 2004 3,500,000 warrants were issued to the broker for professional services. At December 31, 2004 the following warrants were outstanding:
Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Broker	$2.11 (£1.15)	1,000,000	4.75	$2.11	1,000,000	$2.11
	$2.30 (£1.265)	1,000,000	4.75	$2.30	1,000,000	$2.30
	$2.54 (£1.38)	1,500,000	4.75	$2.54	1,500,000	$2.54

Total		3,500,000		$2.35	3,500,000	$2.35

These warrants expire on October 6, 2009.

16) Convertible Debt

On October 6, 2004 the company raised $8.9 million (£5 million) via the issue of 4.0 per cent unsecured convertible bonds due 2009. The bonds have been privately placed, subject to customary closing conditions, with a leading institutional investor in a fund raising that has been structured and arranged by the broker, who are in addition subscribing for warrants over 3.5 million ordinary BioProgress shares.

The bond can be converted into ordinary shares at any time during its term at the option of the bondholder at the conversion price of $2.88 (£1.52) per share. The institutional investor will also have an option to subscribe for up to a further $8.9 (£5) million of the convertible bonds within the next two years. The bonds will be convertible into fully paid ordinary shares in the Company at any time during the five year life of the bonds.

Debt raised during the year	$8,915,500
Exchange movement	551,500

Balance at December 31, 2004	$9,467,000

Maturities of convertible debt at December 31, 2004 are as follows:

2004
2005	$—
2006	$—
2007	$—
2008	$—
2009	$9,467,000
Thereafter	$—

TOTAL	$9,467,000

The Company re-purchased the Bond after the year end, see note 19, below.

17) Discontinued Operations

During 2003, the company’s subsidiaries Aronrate Limited and Prodesign Technology Limited were liquidated which resulted in a net gain of $291,541. The gain represents the net liabilities of the subsidiaries at the time of liquidation and is stated after liquidation costs of $18,365. These companies had no trading activities in the period from January 1, 2003 to the date of liquidation.

18) Segment and Major Customer Information

The Company has one reportable segment: that of research and development and manufacture of non-gelatin replacement materials for the dietary supplement, pharmaceutical, cosmetics and recreational industries and other related applications. As there is only one reportable segment, no reconciliations have been deemed necessary.

A summary of the Company’s net sales and identifiable assets by geographical area follows:

	2004	2003
	$	$
Net sales
United States	4,032,589	1,530,329
United Kingdom	585,975	154,582

	4,618,564	1,684,911

	2004	2003
	$	$
Long-lived assets
United States	2,619,885	951
United Kingdom	1,120,362	457,196

	3,740,247	458,147

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

19) Subsequent Events

a) Re-purchase of the Bond

On June 1, 2005, the Company concluded an agreement to repurchase in full the $9.4 (£5) million, five year 4.0 per cent unsecured convertible bonds that were issued to a leading institutional investor (“the Bondholder”) on October 6, 2004. The option to subscribe for further bonds up until October 6, 2006 was also cancelled.

Under this agreement, the bonds were repurchased for a total consideration of $6.2 (£3.3) million, satisfied by $3.1 (£1.65) million in cash and the issuance of 4,285,714 new shares to the Bondholder, representing 3.5 per cent of the enlarged issued share capital of the Company. The number of new shares issued was calculated on the basis of a share price of $0.73 (£0.385), being a 1.3 per cent premium to the closing share price on May 31, 2005.

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

ARTHUR ANDERSEN LLP

New York, New York

May 9, 2002

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002, 2001 and 2000

	Note	2002	2001	2000
			(As restated)	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$11,396	$5,851	$3,818,717
Marketable securities	6	—	210,630	362,423
Accounts Receivable		39,243	193,388	826,251
Amounts due from related parties	10	340,535	484,085	365,705
Prepaid expenses and other current assets		197,137	729,681	466,172

Total current assets		588,311	1,623,635	5,839,268

PROPERTY, PLANT AND EQUIPMENT, net	5	570,316	1,383,673	881,463
EQUITY INVESTMENTS, net		—	559,377	20,482
OTHER LONG TERM ASSETS		394,682	362,899	—
GOODWILL	11	4,088,369	4,914,919	5,425,389
INTANGIBLE ASSETS, net	7	20,894	958,200	1,094,506

Total assets		$5,662,572	$9,802,703	$13,261,108

LIABILITIES AND STOCKHOLDERS EQUITY CURRENT LIABILITIES:
Bank overdraft		$644,823	$332,738	$—
Accounts payable		1,122,648	749,594	173,185
Amounts owed to related parties	10	381,134	377,219	—
Accrued rent deposit		394,682	362,899	—
Accrued expenses and other current liabilities		1,276,574	517,651	422,230
Unit penalty liability	13	535,875	—	—
Income tax payable		168,462	—	—
Deferred tax liability	9	30,484	—	—
Deferred revenue		—	1,326,900	1,763,305

Total current liabilities		4,554,682	3,667,001	2,358,720

Redeemable convertible preferred stock, Series A, par value $1.00, 1,250,000 shares authorized; 0, 2,000, and 2,000 issued and outstanding as of December 31, 2002, 2001, and 2000	12	—	3,900	3,120

Redeemable convertible preferred stock, Series B, par value $2.50, 3,750,000 shares authorized; 108,000, 167,000 and 108,000 issued and outstanding as of December 31, 2002, 2001, and 2000	12	764,960	602,970	288,040

Totals		764,960	606,870	291,160
COMMITMENTS AND CONTINGENCIES	8	—	—	—
STOCKHOLDERS EQUITY:
Common stock, $0.001 par value—75,000,000 shares authorized; 50,120,846, 47,631,572, and 45,611,541 shares issued and outstanding as of December 31, 2002, 2001, and 2000 respectively		50,121	47,632	45,612
Additional paid-in capital		28,742,177	27,151,041	24,465,769
Accumulated deficit		(28,691,539)	(21,794,168)	(13,965,076)
Accumulated other comprehensive income		242,171	124,327	64,923

Total stockholders’ equity		342,930	5,528,832	10,611,228

Total liabilities and stockholders’ equity		$5,662,572	$9,802,703	$13,261,108

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

1. Backgrounds and Organization

History

The Company was incorporated in Nevada in 1996 as Famous Sam’s Group, Inc. In May 1996 the Company acquired all of the assets and liabilities of U.S. Flywheel, Inc., a California company, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in U.S. Flywheel Inc. Famous Sam’s Group Inc. briefly was a restauranteur. In December 1997, Famous Sam’s Group Inc. changed its name to BioProgress Technology International, Inc. In 1997 the Company acquired its interest in BioProgress Technology, Inc., as described in Note 11.

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

Revenue Recognition

We generate revenues from licensing the rights to use our intellectual property in the XGEL® film system, the sale of the XGEL® film system, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGEL® film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and we have no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

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

The remaining intangible relates to a patent for non-ingestible encapsulation which forms part of our XGEL® technology which was acquired for $32,472. The remaining life of this patent at December 31, 2002 is 7.7 years. The accumulated amortization of this intangible at December 31, 2002 was $11,974.

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

The following table summarizes the differences between the Company’s effective tax rate and the statutory federal rate as follows:

	2002	2001	2000
Statutory federal rate	(34.0)%	(34.0)%	(34.0)%
Increase (decrease) resulting from:
Nondeductible items	1.5%	—%	—%
State taxes, net of federal tax benefit	(4.2)%	(4.0)%	(4.0)%
Write-off of financing costs	8.7%	—%	—%
Foreign tax differential	0.3%	0.3%	0.3%
Valuation allowance	30.1%	37.7%	37.7%

Effective tax rate	2.4%	0.0%	0.0%

Deferred tax assets are comprised of the following at December 31:

Write-down in investments	$532,507	$356,578	$281,489
Accrued expenses	169,567	48,132	143,927
Book vs. tax depreciation	(13,926)	(68,358)	(1,911)
Net operating loss and other carryforwards	2,930,446	1,909,347	1,500,450
Other	189,687	228,439	189,438

Deferred tax assets	3,808,281	2,474,138	2,113,393

Less valuation allowance	(3,808,281)	(2,474,138)	(2,113,393)

Deferred tax (liabilities)	(30,484)

Net deferred tax assets (liabilities)	$(30,484)	$—	$—

10. Related Parties

The following table provides a breakdown of amounts due from and owed to related parties. A summary of the transactions is shown after the table:

December 31, 2002	Amounts due from related parties $	Amounts owed to related parties $
Jade Partnership International, Inc.	305,535	—
Cavan Bickell (CEO of Healthy Forum)	35,000	—
Directors	—	381,134

	340,535	381,134

December 31, 2001	Amounts due from related parties $	Amounts owed to related parties $
Jade Partnership International, Inc.	390,703	—
TruTona International, Inc.	58,382	—
Cavan Bickell (CEO of Healthy Forum)	35,000	—
Directors	—	377,219

	484,085	377,219

December 31, 2000	Amounts due from related parties $	Amounts owed to related parties $
Jade Partnership International, Inc.	111,323	—
TruTona International, Inc.	56,382	—
Healthy Forum	198,000	—
Directors	—	—

	365,705	—

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

e) Agreement with Farmasierra, S.A

In January 2003, the Company entered into an agreement with Farmasierra, S.A. for the purchase of both a smaller scale pilot version and a full scale version of an XGEL® film system by them. Farmisierra has agreed to lend us $1,000,000, which will be required to fund the construction of these systems. Each month an amount equal to the Company’s direct cost to produce these machines plus 15% will be deemed repaid on this loan. If the Company’s direct costs plus 15% are less than $1,000,000, the Company will have to repay the balance of the loan in cash one year and two days after the issuance of the audited financial statements for fiscal year 2002. At the option of the Company, the loan may be prepaid in cash. The loan does not accrue any interest but is secured by certain of the Company’s intellectual property relating to NROBE®. The Company also granted Farmisierra an option to acquire up to 1 million shares of common stock at $.50 per share exercisable on or before December 31, 2004. Management has determined that the fair value of these options is $230,000. This will be recorded as additional interest expense over the estimated term of the agreement.

f) Conversion of Accrued Director Salaries

During April 2003, the Company’s directors exercised 461,957 options for common shares, using the amounts due to them to settle the exercise price of the options. The total amount of accrued salaries used to settle these options was $186,468. As of December 31, 2002, this amount was included in Due to Related Parties.

EXHIBIT INDEX
Exhibit No.	Description of Exhibits
1.1	Certificate of Incorporation(7)

2.1	Specimen Share Certificate(7)

2.2	Memorandum and Articles of Association(7)

2.3	Articles of Merger(7)

4.1	Reorganization Agreement between the Company and BioProgress Technology (2)

4.2	Acquisition Agreement—DHA Nutrition(3)

4.3	Acquisition Agreement—BioProgress Limited (UK)(3)

4.4	Amendment to Acquisition Agreement—BioProgress Limited(1)

4.5	Employment Agreement—Edward I. Nowak(3)

4.6	Professional Services Agreement—The Jade Partnership International, Inc.(3)

4.7	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(3)

4.8	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(3)

4.9	TruTona Purchase Agreement(3)

4.10	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(4)

4.11	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(4)

4.12	Master License Agreement, dated as of February 3, 2004, between FMC Corporation (“FMC”) and BioProgress Technology International, Inc. a Nevada Corporation which is a wholly owned subsidiary of the Company (8)*

4.13	Framework Agreement, dated as of February 3, 2004, between FMC and the Company (8)*

4.14	Intellectual Property License Agreement, dated as of March 8, 2004, between BioProgress Technology International, Inc., Perrigo R&D Company and Perrigo Company (8)*

4.15	Equipment Purchase Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.16	Film Supply Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.17	Option Agreement—Barry J. Muncaster(5)

4.18	Option Agreement—Edward Nowak(5)

4.19	Option Agreement—Gregory L. Bowers(5)

4.20	Option Agreement—Graham R. M. Hind(5)

4.21	Option Agreement—James T. C. Longley(5)

4.22	Option Agreement—Larry C. Shattles(5)

4.23	Option Agreement—Malcolm D. Brown(5)

4.24	Premises lease—Hostmoor property(6)

4.25	Agreement to lease—Hostmoor property(6)

4.26	Agreement for Supply of Prototype Machine, dated July 10th, 2001, between the Company and Farmasierra, S.A.(6)

4.27	2002 Common Stock Offering of up to 600 units, including warrants(6)

4.28	Product Development Agreement, dated November 26, 2001, between the Company and The Boots(7)

4.29	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company and Boots Healthcare International Limited (7)

4.30	License Agreement between Convatec, a division of E.R. Squibb & Sons, L.L.C. and BioProgress Technology International, Inc., together with an amendment dated 11 November 2002(7) *

4.31	Consultancy Agreement, dated March 10, 2003, between Barry J. Muncaster and the Company (7)

4.32	Agreement and Plan of Merger and First Amendment thereto (7)

4.33	Loan Agreement, dated January 29, 2003, between BioProgress Technology International, Inc. and Farmasierra, S.A. (7)

4.34	Memorandum of Variation #7, dated as of August 22, 2002, between BioProgress Technology International, Inc. and Consolidated EcoProgress Technology, Inc. (7)

4.35	Service Agreement, dated April 17, 2003, between the Company and Graham Hind(7)

4.36	Deed of Termination, dated April 7, 2004, among Peter Black Advanced Technologies Limited, Peter Black Healthcare Limited, BioProgress Technology International, Inc. and BioProgress Technology Limited (8)

4.37	Asset Purchase Agreement, dated March 7, 2004, by and among Bio Films LLC, Aquafilm LLC, Aquafilm USA, Inc. and Each of the Stockholders of Aquafilm, Inc. (8)

4.38	Service Agreement, dated April 17, 2003, between the Company and Malcolm David Brown (7)

4.39	Appointment as Non-Executive Director, between the Company and Peter Glynn-Jones (8)

4.40	Appointment as Non-Executive Director, between the Company and Alan Clarke (8)

4.41	Appointment as Non-Executive Director, between the Company and Graham Cole (8)

4.42	Appointment as Non-Executive Director, between the Company and Tony Fabrizi (10)

4.43	Subscription Agreement, dated September 30th, 2004, between the Company, the Investor named therein and Collins Stewart Limited (10)

4.44	Supplemental Agreement, dated June 1st, 2005, between the Company and Citadel Equity Fund Ltd (10)

4.45	Equipment Purchase Agreement, dated February 3rd, 2004, between Harro Hofliger Verpackungsmaschinen GmbH and the Company (10)

4.46	Agreement for the developments of a proof-of-principal automated tablet encapsulating machine, dated March 2nd, 2005, between the GB Innomech Limited and BioProgress Technology Limited (10)

4.47	Agreement relating to Production of XGel™ Film, dated February 4th, 2005, between the Biocustom Limited and Custom Pharmaceuticals Limited (10)

4.48	Supply Agreement, dated September 30th, 2004, between Bio Tec Films, LLC and AXM Pharma (Shenyang) Inc. (10)*

4.49	Net Lease – Florida property (10)

4.50	Net Lease – Florida property (10)

4.51	Deposit Agreement relating to American Depositary Receipts, dated September 9th, 2004, between the Company and JPMorgan Chase Bank and the Holders of American Depositary Receipts (9)

8.1	List of the Company’s Subsidiaries (10)

10.1	Consent of Grant Thornton(10)

11.1	Code of Conduct of the Company (10)

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer(10)

12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer(10)

13.1	Section 1350 Certification of Chief Executive Officer(10)

13.2	Section 1350 Certification of Chief Financial Officer(10)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.
(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.
(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.
(7)	Filed as an exhibit to the Registration Statement/Proxy Statement of BioProgress PLC and BioProgress Technology International, Inc. filed December 20, 2002 and amended March 19, 2003, May 7, 2003 and May 16, 2003 (Registration Number 333-102045).
(8)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2003.
(9)	Filed as an exhibit to the Company’s Form F-6 dated September 21, 2004.
(10)	Filed as an exhibit herewith.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the commission.