Form 20-F
period 2005-12-31
BIOPROGRESS PLC
filed 2006-07-21
CIK 1210959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO             .

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

Commission File number 000-50994

BIOPROGRESS PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

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

123,076,259 Ordinary Shares, par value £0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  YES    ☒  NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  YES    ☒  NO

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  YES    ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☒        Non-accelerated filer  ☐

Indicate by the check mark which financial statement item registrant has elected to follow.    ☐  ITEM 17    ☒  ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  YES    ☒  NO

i

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

BioProgress is also subject to the informational requirements of UK company legislation, in particular the Companies Acts 1985 and 1989 (as amended), the Criminal Justice Act 1993 (as amended), the Financial Services and Markets Act 2000 and regulations made thereunder, and is required to file annual accounts and certain other administrative information with the Registrar of Companies in England and Wales. BioProgress must file an annual return containing basic company information with the Registrar of Companies in England and Wales within 28 days after each anniversary of the company’s incorporation date. Under the Companies Act 1985, BioProgress, as a public company, must deliver audited accounts to the Registrar of Companies in England and Wales within seven months of the end of each financial year. As long as the Company’s shares are admitted to trading on the Alternative Investment Market of the London Stock Exchange, the Company must follow the requirements of the Alternative Investment Market rules (which include requirements to publish half-yearly reports and annual audited accounts). As a public limited company, the Company must also follow the requirements of the City Code on Takeovers and Mergers. Such reports and other information is available from the Registrar of Companies in England and Wales or through a regulatory information service approved by the London Stock Exchange or through the Alternative Investment Market section of the London Stock Exchange website (http://www.londonstockexchange.com) as applicable.

The Company’s executive offices and principal place of business are located at 15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, United Kingdom. The registered and records offices of the Company are also located at the same address.

Explanatory Note

The Company appointed a new Chief Financial Officer effective July 3, 2006. Because the Company’s Chief Financial Officer has only recently joined the Company, he was not in a position to be able to provide the certifications required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to this Annual Report on Form 20-F.

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

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. Financial data for the years ended December 31, 2001 and 2002 are derived from the financial statements of BioProgress Technology International, Inc., which, in the case of 2001, have been audited by Arthur Andersen LLP and in the case of 2002, have been audited by Grant Thornton, independent chartered accountants, and in each case have been prepared in accordance with US GAAP. Financial data for the years ended December 31, 2003, 2004 and 2005 are derived from the financial statements of the Company, which have been audited by Grant Thornton UK LLP, independent chartered accountants, and which have been prepared in accordance with US GAAP.

The financial data set out below should be read in conjunction with the consolidated financial statements and notes thereto, as well as “Item 5: Operating and Financial Review and Prospects”, included elsewhere in this annual report.

	2005	2004	2003	2002	2001
					(As Restated)
Statement of operations data:
Net revenues	$8,004,642	$4,618,564	$1,684,911	$2,317,571	$966,738
Loss from Operations	(16,968,191)	(13,250,558)	(4,071,275)	(5,890,330)	(6,696,604)
Other income and expenses	(5,784,285)	(168,757)	(827,262)	(1,007,041)	(1,132,488)
Loss from Continuing Operations	(22,752,476)	(13,419,315)	(4,868,053)	(6,897,371)	(7,829,092)
Net loss	(22,752,476)	(13,419,315)	(4,576,512)	(6,897,371)	(7,829,092)
Net loss from operations per share	(0.14)	(0.12)	(0.06)	(0.12)	(0.15)
Net loss from continuing operations per share	(0.19)	(0.12)	(0.07)	(0.14)	(0.17)
Net loss per common share outstanding/diluted	(0.19)	(0.12)	(0.07)	(0.14)	(0.17)
Weighted average number of common shares outstanding/diluted	121,001,000	113,325,006	70,372,161	48,662,980	45,730,823

Balance sheet data:
Current assets	14,226,411	32,429,351	14,598,955	588,311	1,623,635
Current Liabilities	3,446,243	2,883,004	1,502,008	4,554,682	3,667,001
Total assets	24,986,796	48,354,615	19,335,426	5,662,572	9,802,703
Stockholders’ equity	18,215,723	32,679,781	17,832,048	342,930	5,528,832

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

The following table sets out, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollars per £1.00. The average rate is based on the average of noon buying rates on the last day of the month or period as the case may be during the relevant period. On July 3, 2006, the noon buying rate translated to £1.00 = $1.8410.

High and low exchange rates for the previous six months:

	High	Low
January 2006	$1.79	$1.74
February 2006	$1.78	$1.73
March 2006	$1.76	$1.73
April 2006	$1.82	$1.74
May 2006	$1.89	$1.83
June 2006	$1.88	$1.81

Average exchange rates of US dollars per pound sterling for the past five years:

Calendar Year	Average
2001	$1.44
2002	$1.51
2003	$1.67
2004	$1.84
2005	$1.81

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

There have been further changes to our senior management since 15 July 2005, the date on which we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2004. On November 29, 2005, Tony Fabrizi resigned as a non-executive director. Larry Shattles, an executive officer, resigned on 28 November 2005. On 28 April 2006 Dan Farrow, our chief financial officer, also resigned. It is possible that these changes will cause disruptions in the conduct of our business. However, the appointment on 29 July 2005 of our new chairman, Peter Ibbetson, and the appointment of a new independent non-executive officer, Anthony Knight, on 29 November 2005, has strengthened our senior management. On 15 June 2006, we also announced the appointment of Peter Keen as Finance Director and Chief Financial Officer.

We cannot assure you that the Company will be able to comply with all applicable securities laws.

We cannot assure you that the Company will be able to comply with certain provisions of the Sarbanes-Oxley Act of 2002 or continuing listing requirements of The Nasdaq National Market Inc.

We have identified certain deficiencies in our internal disclosure controls.

We have concluded that we had a material weakness in our internal control over financial reporting as a result of (i) the previous Chief Financial Officer being unable to regularly attend the offices of the Company during quarter 4 2005, through to his resignation on April 28, 2006, (ii) the complete absence of a Chief Financial Officer for the period from April 28, 2006 until the appointment of Peter Keen as Chief Financial Officer on July 3, 2006 and (iii) the transition associated with a new Chief Financial Officer. In addition, because of the foregoing and the absence of the certifications required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 by our new Chief Financial Officer, we concluded that disclosure controls were not effective.

Our new Chief Financial Officer joined us effective July 3, 2006. As he has recently joined us, he was not in a position to provide the Section 302 and 906 certifications at the time of the filing of this Annual Report on Form 20-F and is currently reviewing our disclosure and internal controls. As part of this review, he may find deficiencies in our disclosure and internal controls and may propose and implement additional remedial actions.

Material weakness means that as of such date there was more than a remote likelihood that we would not prevent or detect a material misstatement of our financial statements that was more than inconsequential. Although we believe that we have implemented measures to remediate this material weakness, including having appointed a new Chief Financial Officer effective as of July 3, 2006, there can be no assurances that deficiencies in internal and disclosure controls may continue to exist. See Item 15, “Controls and Procedures.”

We may face some difficulties or experience delays in developing changes and improvements to our internal accounting systems and controls. The failure or delay in implementing all required changes and improvements to our internal controls and any failure to maintain such control could adversely affect our ability to fulfill our financial reporting obligations. Any misstatements or adjustments due to errors or the failure to satisfy our reporting obligations on a timely basis could have an adverse effect on our business and results of operations.

Our limited operating history makes evaluating our business difficult.

We began demonstrations of our XGEL™ product during the early part of 2000 and executed the first sale of a license of XGEL™ film systems during August 2000. Further, in late 2005, we changed our business model from one which relies solely upon receiving revenue from licensees to one which combines a licensing model with a direct manufacturing and sales model. We have created a new pharmaceutical division called Dexo, which set up a joint venture with Crescent Pharma Limited in December 2005 and acquired Laboratoires Pharmaceutiques Dexo SA in January 2006. The establishment of Dexo means that we are now a specialty pharma business, able to ourselves develop and sell products which utilize the XGEL™ film system (e.g. through encapsulation using TABWRAP™, or placing a dose of medicine on a SOLULEAVES™ film strip) Accordingly, we have only a limited operating history in order to evaluate our business. The risks, expenses and difficulties that an early-stage company like ours faces must be considered. These risks include our ability to successfully complete the production engineering, manufacture and commissioning of each of the seven XGEL™ products, and to successfully integrate our XGEL™ products with our newly-acquired pharmaceutical products. We must:

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

In late 2005, we changed our business model from one which relies solely upon receiving revenue from licensees to one which combines a licensing model with a direct manufacturing and sales model. We have created a new pharmaceutical division called Dexo, which set up a joint venture with Crescent Pharma Limited in December 2005 and acquired Laboratoires Pharmaceutiques Dexo SA in January 2006. The establishment of Dexo means that we are now a specialty pharma business, able to ourselves develop and sell products which utilize the XGEL™ film system (e.g. through encapsulation using TABWRAP™, or placing a dose of medicine on a SOLULEAVES™ film strip).

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

Revenues in 2005 were largely derived from BioTec Films LLC, which accounted for 97% of the total revenue of the Company, amounting to $7,728,222 out of total revenue of $8,004,642. In 2005, Tapemark Inc., a customer of BioTec Films LLC, accounted for 81% of the revenues of BioProgress PLC.

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

We depend to some extent upon licenses with manufacturers for revenue which makes part of our revenues dependent upon the success of our customers to commercialize and sell products incorporating our technology.

Revenues from our technologies will, to some extent, be dependent upon the production and sale of products utilizing our technologies. Though it should be noted that as explained above, we do now intend to independently market products incorporating our technologies in the foreseeable future. However, we have historically entered into agreements with customers whereby our customers conduct the marketing and commercialization of our products and our revenues from these agreements is still dependent on our customers’ ability to commercialize products using our XGEL™ technology.

In February 2004, we executed agreements with FMC BioPolymer, a business unit of FMC Corporation, whereby FMC acquired an exclusive worldwide license for our NROBE™ dosage form, process, equipment and enabling technology. FMC assumes full responsibility for the commercialization of NROBE™ and our success in generating revenues from our NROBE™ dosage form will be dependent entirely upon FMC’s success in commercializing NROBE™. Although FMC must purchase specified numbers of NROBE™ machines or pay a cash penalty to maintain its exclusive license rights, these agreements do not contain any minimum royalty payments and thus royalty payments are completely dependent upon FMC’s success in commercializing the NROBE™ dosage form. We are therefore completely dependent upon FMC to commercialize our NROBE™ dosage form.

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

We have no control over the resources and the attention devoted by our collaborative partners to the development of a product candidate and, to the extent resources devoted are limited, products using our technology may not be commercially successful. If any of our collaborators breaches or terminates its agreement with us or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, and we may be required to devote unforeseen additional resources to continue such development or commercialization, or terminate such programs. Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time consuming and expensive

Our stock price or our business could be adversely affected if we are not able to efficiently integrate acquisitions or if we make future acquisitions.

We have consummated and we may continue to pursue acquisitions that provide new technologies, products or service offerings. In March 2004, we acquired certain of the assets of Aquafilm LLC in the United States. On 5 January 2006, we completed the acquisition of the entire share capital of Laboratoires Pharmaceutiques Dexo SA. On July 14, 2006 we completed the acquisition of the entire share capital of Segix Farma SRL. Due to our limited cash resources, future acquisitions by us may involve potentially dilutive issuances of equity securities. We also may incur substantial additional liabilities and expenses, such as debt. Acquisitions involve numerous risks, including:

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

Our success depends upon the continued contributions of our executive officers and scientific and technical personnel especially Richard Trevillion, Peter Keen, Stephen Martin, Stephen Lee, Ian Thompson, and Jason Teckoe. During our operating history, many key responsibilities have been assigned to a relatively small number of individuals. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect the growth and development of our business. We have employment agreements with all of our key personnel.

We may be subject to future product liability claims which could be time consuming and costly.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of products used for human ingestion. Product liability may result from, among other things, harm to end users using our products that were either not communicated as a potential side-effect or were more extreme than communicated. Although we believe that the ingredients used in our products are not harmful, the risk of accidental contamination or of injury from our products cannot be completely eliminated.

While our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective under the laws of certain jurisdictions. Although we believe our products contain suitable substances for human ingestion, products using our technology have not been distributed widely yet and therefore adverse reactions may occur once our products are available on a wide-scale basis.

We are dependent on a small number of suppliers with some of whom we do not have formal agreements guaranteeing a source of supply.

We have agreed with Harro Hoefliger that they will be our preferred supplier with some exclusive supply rights for certain XGEL™ film systems. If Harro Hoefliger fails to fulfill its obligations to us, we may have difficulty finding another equipment manufacturer to build and service XGEL™ film systems in sufficient time to meet our customer orders.

We may not be able to obtain the necessary regulatory approvals for the sale of our products

As we move into developing and selling our own products through our Dexo division, we will need to obtain certain regulatory approvals and licenses for the products from bodies such as the US Food and Drug Administration and the UK Medicines & Healthcare Products Regulatory Agency. It is possible that we may not be able to obtain these approvals and licenses or that such approvals may be granted at a time outside of our control.

BioProgress PLC and its stockholders may suffer unfavorable tax treatment

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

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF ANY FUTURE DISTRIBUTIONS FROM US.

We Could be Taxed in the United States as a Result of Legislation Enacted in 2004.

BioProgress Technology International, Inc. is subject to US corporate income tax, including US tax on certain operations of the UK subsidiaries of BioProgress Technology International, Inc. If we establish new subsidiaries outside the US, those subsidiaries ordinarily would not be subject to tax in the United States. However, legislation enacted in 2004 could have significant tax consequences to us.

Under the American Jobs Creation Act of 2004 and the temporary Treasury Regulations promulgated thereunder, a non-US corporation, like us, that was formed as a result of a corporate expatriation transaction with respect to a US corporation, such as the reorganization completed in May 2003, may be treated as a domestic corporation. The legislation applies retroactively, but it and the temporary regulations include a “safe harbor” for corporate groups that, like us, have substantial business operations (relative to the group’s operations as a whole) in the country of the group parent’s incorporation. While we believe the “safe harbor” applies to us, its application is uncertain. If the “safe harbor” is found not to apply, we will be taxed in the United States on our worldwide income, including certain income earned by our subsidiaries that are not United States corporations. In addition, we may lose the ability to claim certain tax losses in the United States.

Risks Relating to our Industry

Our business will not be successful if we do not keep up-to-date with the rapid changes in our industry.

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

We face strong competition.

Our competitors may be able to develop products and services that are more attractive to businesses than our products and services. Most of our competitors for encapsulation technologies similar to XGEL™, such as Banner Pharmacaps, Swiss Caps and Eurocaps Glaxo SmithKline, have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and larger customer bases. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They also may be able to devote greater resources to the promotion and sale of their products and services than us. If these companies introduce products and services that effectively competed with our products and services, they could be in a position to charge lower prices. This could give them a competitive advantage over us.

In order to be successful in the future, we must continue to respond promptly and effectively to the challenges of technological change and competitors’ innovations. If we cannot compete successfully with existing or new competitors, we may have to reduce prices on our products, which could lead to reduced profits.

Risks Related to our Shares

Exchange rate fluctuations may reduce the value of BioProgress PLC shares for US holders.

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

Item 4. Updated Information on the Company

Our History and Recent Developments

History

In June 1991, US Flywheel, Inc., a Californian company and a subsidiary of Sunbird Technologies, Inc., a Utah corporation (“Sunbird Technologies”) acquired three patents and a license relating to flywheel technology from Sunbird Technologies and its affiliates in exchange for common shares, par value $.001 per share, of US Flywheel, Inc. “Common Stock”. These shares of Common Stock were subsequently distributed to the shareholders of Sunbird Technologies after registration with the US Securities and Exchange Commission. US Flywheel, Inc. subsequently transferred its Flywheel Technology to a partnership in exchange for a minority interest in the partnership. The partnership interest of US Flywheel, Inc. was subsequently sold, after which US Flywheel, Inc. began its search for a business in which to engage. In May 1996 US Flywheel, Inc. sold all of its assets and liabilities to Famous Sam’s Group, Inc., a Nevada corporation incorporated in 1996, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in US Flywheel Inc. Famous Sam’s Group Inc. briefly was a restaurateur.

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

In December 1997, Famous Sam’s Group, Inc. changed its name to BioProgress Technology International, Inc.

On December 13, 2002, BioProgress PLC was incorporated as a public limited company under the laws of England and Wales and remained dormant until May 21, 2003, when we completed a corporate reorganization pursuant to which all shareholders of BioProgress Technology International, Inc. exchanged each share of common and preferred stock held for one ordinary or preference share of BioProgress PLC (except for 1.2% of preferred stock which was not exchanged and is held by a former director of BioProgress PLC). The ordinary shares of BioProgress PLC were subsequently admitted to trading on the Alternative Investment Market of the London Stock Exchange and the shares of BioProgress Technology International, Inc. ceased to be traded on the Nasdaq OTC Bulletin Board. The ordinary shares of BioProgress PLC received in exchange for common stock of BioProgress Technology International, Inc. in the reorganization were issued pursuant to a registration statement on Form F-4 filed with and declared effective by the SEC. Contemporaneously with the reorganization, BioProgress PLC issued 31,250,000 ordinary shares to investors in the UK for $0.26 per share for gross proceeds of $8.2 million.

In December 2003, BioProgress PLC raised an additional $13 million in gross proceeds through a placing to investors in the UK and open offer to certain of its non US shareholders of 14,559,444 ordinary shares for $0.90 per share. As the offer of the ordinary shares pursuant to the placing and open offer was not registered under the US Securities Act of 1933, the open offer was not made to any shareholders that were US Persons (as defined in Regulation S under the Securities Act of 1933).

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

On October 6, 2004 the Company raised $8.9 million (£5 million) via the issue of 4.0% unsecured convertible bonds due 2009. The bonds had been privately placed, subject to customary closing conditions, with a leading institutional investor in a fund raising that had been structured and arranged by the broker, who in addition subscribed for warrants over 3.5 million ordinary BioProgress shares.

The bond could be converted into ordinary shares at any time during its term at the option of the bondholder at the conversion price of $2.88 (£1.52) per share. The institutional investor had an option to subscribe for up to a further $8.9 (£5) million of the convertible bonds within the following two years. The bonds were convertible into 3,289,474 fully paid ordinary shares in the Company at any time during the five year life of the bonds.

On June 1, 2005 the Company concluded an agreement to repurchase in full the $9.4 (£5) million, five year 4.0% unsecured convertible bonds that were issued on October 6, 2004. The option to subscribe for further bonds up until October 6, 2006 was also cancelled.

The directors’ believe that the early redemption of the bond was beneficial to the results and cashflows of the Company, as the market value of the consideration paid was $3.4 (£1.7) million less than the carrying value of the bond, and future cash outflows in the form of interest on the bond were prevented.

Under this agreement, the $9.4 (£5) million bonds were repurchased for a total consideration of $6.0 (£3.3) million, being $3.4 (£1.7) million less than the carrying value of the bond. This consideration was satisfied by $3.0 (£1.65) million in cash and the issuance of 4,285,714 new shares with a market value of $3.0 (£1.65) million to the Bondholder, representing 3.5 per cent of the enlarged issued share capital of the Company. The number of new shares issued was calculated on the basis of a share price of $0.69 (£0.385), being a 1.3% premium to the closing share price on May 31, 2005.

As there were 996,240 more shares issued on early redemption than would have been issued had the bond been converted under the terms of the original agreement, the provisions of FAS 84 – Induced conversions of convertible debt apply. As such, a debt expense of $3,675,036, being the market value of the 996,240 shares issued amounting to $693,156 plus the cash consideration of $2,981,880, is included in the statement of operations, and paid in capital has increased by $10,023,085 in total as a result of the redemption. Finance costs incurred on the original fund raising had been capitalized in 2004 and were being amortized over the life of the bond. On redemption the carrying value of these costs of $3,867,583 was written off to the statement of operations. The total loss on redemption of the convertible bond, being the debt expense and finance costs written off is $7,542,619 in the statement of operations.

The accounting treatment of the redemption of the bond under UK GAAP differs to that under US GAAP. The provisions of FRS 25 apply which has resulted in an exceptional gain of $0.9 (£0.5) million being credited to the profit and loss account and a credit to equity of $1.9 (£1.1) million in the UK GAAP financial statements for the year ended December 31, 2005.

On February 15, 2005 we announced the appointment of Richard Trevillion and Tony Fabrizi as Non-Executive Directors and, on March 7, 2005, we announced the appointment of Dan Farrow as Finance Director.

Graham Hind resigned as Chief Executive Officer on April 29, 2005, Mr. Trevillion became interim Chief Executive officer from that date and was appointed permanent Chief Executive Officer on May 23, 2005.

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

2. Each of Larry Shattles, Dan Farrow, Tony Fabrizi, Richard Trevillion and Alan Clarke were re-elected directors of the Company;

3. Grant Thornton UK LLP were re-appointed as auditors of the Company until the conclusion of the next annual general meeting and the directors were authorized to fix their remuneration;

4. The authorized share capital of the Company was increased from £1,800,850 to £2,400,850 by the creation of an additional 60,000,000 ordinary shares of 1p each, ranking pari passu in all respects with the existing ordinary shares in the Company;

5. The directors of the Company were authorized to allot shares in the Company up to a maximum aggregate nominal amount of £392,326. This authority expires on the earlier of (i) 21 September 2006 and (ii) the conclusion of the next annual general meeting of the Company. The Company is entitled to make, prior to the expiry of this authority, any offer or agreement which would or might require shares to be allotted after the expiry of this authority and the directors may allot any shares pursuant to such offer or agreement as if this authority had not expired.

6. Subject to (and having the same duration as) resolution 5 above, the directors of the Company were authorized to allot shares wholly for cash without regard to the statutory rights of pre-emption of the existing shareholders. This authority was limited to:

(a) the allotment of shares in connection with a rights issue (being an offer of equity securities to holders of ordinary shares in proportion to their respective holdings (as nearly as may be)); and

(b) the allotment (otherwise than pursuant to paragraph (a) above) of shares up to an aggregate nominal value of £117,698.

On July 29, 2005, we announced the appointment of Peter Ibbetson as our non-executive chairman.

On November 28, 2005, we announced the resignation of Larry Shattles as an executive director.

On November 29, 2005, Tony Fabrizi resigned as a non-executive director. On the same day we announced the appointment of Anthony Knight as a non-executive director.

On December 21, 2005 we announced that our wholly-owned subsidiary, Dexo BioPharm Limited, had entered into a joint venture (JV) named Dexo BioGenerics Limited which is 75.1% owned by Dexo BioPharm Limited. The JV partner is a private generics supplier, Crescent Pharma Limited, part of the General Mediterranean Group based in Basingstoke, which supplies a wide range of generic and OTC medicines in the UK. This JV brings significant new skill sets to the Group including manufacturing and regulatory know-how and a wide range of product licenses for generic medicines including NSAIDs, simvastatin and diazepam. These will be combined with our XGEL™ film systems for rapid commercialization. Although there was no consideration payable on the formation of the JV, the development and marketing of enhanced generics will be borne by Dexo BioPharm Limited and the JV marketing and administrative resources will be provided to the JV by the Company and Crescent Pharma Limited.

On January 5, 2006, we completed the acquisition of the entire share capital of Laboratoires Pharmaceutiques Dexo SA (“Dexo SA”) through our wholly-owned subsidiary Dexo BioPharm Limited. Dexo SA is a long standing profitable private company with specific expertise in registering and marketing innovative branded products into the French healthcare system. It operates in the area of registered pharmaceuticals, and specializes in medicines to treat gastrointestinal illness, and products for ear, nose and throat ailments, along with a treatment for Wilson’s Disease (a fatal disorder caused by excessive copper accumulation in the liver and brain, affecting one in 30,000 people world wide). Dexo SA is currently run by Mr. Jean-Francois Sfarti, the former CEO of Sanofi Pharma France who will remain as president of Dexo SA, along with the current team, running the operations in France. The consideration for the acquisition of Dexo SA was €12.5 million, €8 million of which was paid in cash and €4.5 million in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares.

As part of the financing of the acquisition of Dexo SA, on January 3, 2006 the Company issued 12,285,328 new ordinary shares of £0.01 each (the “New Ordinary Shares”) and had placed these New Ordinary Shares with institutional and other investors, representing approximately 9.99% of the then issued share capital of the company, at 47p per New Ordinary Share (representing a 12% discount to the volume-weighted average share price on 19 December 2005), under the provisions of s.95 of the UK Companies Act 1985 as amended.

On July 14, 2006 we completed the acquisition of the entire share capital of Segix Farma SRL, an Italian specialty pharma and healthcare company based near Rome. The acquisition was made through a newly-formed subsidiary of Dexo BioPharm Limited, the Company’s pharmaceutical division.

The consideration for the acquisition, of up to €1,950,000, will be satisfied in cash and equity in BioProgress PLC. The cash element comprises a payment of €700,000 on completion, and a further payment to reflect the stock and net cash of Segix held on completion. The equity element comprises up to €1,250,000 in sterling denominated ordinary shares, contingent upon certain events occurring, including the extension or renewal of various product distribution agreements. The shares to be issued will be subject to lock-in periods of up to eighteen months.

Segix is a private company and specializes in the distribution and marketing of established products in the anti-infective, gastrointestinal and oncology therapeutic areas. Segix works with strategic partners and agents, achieving sales coverage for the majority of Italy. Its portfolio currently includes the brands Ceporex™, Tamoxifen™, Gabbroral™, Acyvir™, Curoxim™, Eusaprim™ and Lefcar™. Luigi Baldassarri, Segix’s current general manager, will remain as interim general manager pending the appointment of a replacement.

For the year ended December 31, 2005 Segix generated revenues of €2.6 million and profit of €0.2 million. As at December 31, 2005 Segix had net assets of €1.7 million.

On April 28, 2006, Dan Farrow resigned as Finance Director.

On June 20, 2006, BioProgress announced the following resolutions were passed at the Company’s annual general meeting:

1.	The financial statements of the Company for the period ended 31 December 2005 were received and adopted and the Directors’ and Auditors’ reports thereon were received.

2.	Peter Ibbetson, Tony Knight and Alan Clarke were re-elected as directors of the Company.

3.	Grant Thornton UK LLP were re-appointed as auditors of the Company until the conclusion of the next annual general meeting and the directors were authorised to fix their remuneration.

4.	The directors of the Company were authorized to allot shares in the Company up to a maximum aggregate nominal amount of £117,698. This authority expires on the earlier of (i) 19 September 2007 and (ii) the conclusion of the next annual general meeting of the Company. The Company is entitled to make, prior to the expiry of this authority, any offer or agreement which would or might require shares to be allotted after the expiry of this authority and the directors may allot any shares pursuant to such offer or agreement as if this authority had not expired.

5. Subject to (and having the same duration as) resolution 4 above, the directors of the Company were authorized to allot shares wholly for cash without regard to the statutory rights of pre-emption of the existing shareholders. This authority was limited to:

(a) the allotment of shares in connection with a rights issue (being an offer of equity securities to holders of ordinary shares in proportion to their respective holdings (as nearly as may be)); and

(b) the allotment (otherwise than pursuant to paragraph (a) above) of shares up to an aggregate nominal value of £122,976.

6. The regulations of the Company contained in the amended articles of association produced at the meeting and signed, for the purpose of identification, by the chairman of the meeting were adopted as the articles of association of the Company in substitution for the regulations contained or incorporated in the prior articles of the Company.

BioProgress PLC is governed by the Companies Act 1985. Our principal executive offices are located at 15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, United Kingdom and our telephone number is +44 (0) 122 339 4250. The offices of BioTec Films LLC are located at 9455 Adamo Drive, Tampa, Florida, USA and our telephone number is +1 813 628 0424. Dexo BioPharm Limited, the principal company of the Dexo division, is located at the same address as BioProgress PLC.

Capital Expenditures

We have incurred capital expenditures related to office fixtures and fittings, office equipment, leasehold improvements and laboratory equipment.

In 2005, we had approximately $486,000 in capital expenditures, compared to $1,562,000 in 2004 and $123,000 in 2003.

We estimate that we will incur a reduction in capital expenditure in 2006.

Principal Developments

A summary of the principal developments within the business were as follows:

Strategic Licenses, Options, Acquisitions and Dispositions

On February 4, 2004, we announced that we had executed agreements with FMC BioPolymer a business unit of FMC Corporation whereby FMC has acquired an exclusive worldwide license for the BioProgress PLC NROBE™ dosage form, process, equipment and enabling technology. The licensing agreement runs to 2023 and under its terms FMC has provided contractual assurances that in order to retain its exclusive license a minimum number of NROBE™ machines will be purchased from BioProgress PLC within the first six years following commercialization. See “Item 10: Material Contracts” for further information regarding the agreements executed with FMC.

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

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC for up to $11 million, made up of $3.5 million cash and $7.5 million as an earn-out against the net earnings of the business acquired from 2004 until the $7.5 million is reached, with payments from BioProgress PLC matching the net annual earnings of the business acquired on a dollar for dollar basis. Currently no amounts have become due and payable under the terms of the earn-out agreement. In order to acquire and invest in the facility in Tampa, as well as to provide the Company with additional working capital, we raised $20.3 million in gross proceeds by way of a placing with institutional and other investors in the United Kingdom of 10,000,000 shares at a placing price of $2.03 per share.

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

In June 2005, we announced that a 1/10 scale pilot NROBE™ machine for powder encapsulation had been delivered to our strategic partner FMC BioPolymer (“FMC”), a business unit of the FMC Corporation (NYSE:FMC). This is a significant step in the development of the technology, leading towards full scale production. We will continue our close collaboration with FMC to maximize the commercial potential of NROBE™.

We also advised that the exclusive option agreement with Wyeth will not be extended. We will continue to explore opportunities with Wyeth. However, in relation to the Company’s SWOLLO (TM) liquid-fill encapsulation technology, we will hope to extend this exciting technology to other partners so as to fully exploit and commercialize its potential.

On December 21, 2005, we announced that we had entered into a joint venture with Crescent Pharma Limited, the joint venture to trade through a limited company called Dexo Biogenerics Limited which is 75.1% owned by Dexo BioPharm Limited, a wholly-owned subsidiary of BioProgress PLC. The joint venture will combine Crescent’s generic pharmaceutical products with BioProgress’ XGEL™ technology.

On January 5, 2006, we announced that we had completed the acquisition of the entire share capital of Laboratoires Pharmaceutiques Dexo SA, again through Dexo BioPharm Limited.

On May 4, 2006, we announced that we had entered into a joint development agreement with Uluru Inc to develop anti-emetic products utilizing BioProgress’ XGEL™ technology and Uluru’s OraDisc™ technology.

On July 14, 2006, we completed our acquisition of the entire share capital of Segix Farma SRL.

Overview of the Business and Products

We are engaged in the sales, marketing and distribution of pharmaceutical and medical device products and in the development, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other applications. The Company also develops flushable and biodegradable products for the medical device industry. Our principal development operations are in the USA and Europe.

Our primary development focus is on the commercialization of our unique and proprietary process, the XGEL™ film system (“XGEL™”).

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

We believe there will be an increasing demand for our non-gelatin capsules. Gelatin is a protein which is predominantly derived from animal renderings. A number of industry and consumer trends are driving the need to replace gelatin as an encapsulation material. Among them are:

•	Health and safety concerns,

•	Religious, ethnic and moral beliefs,

•	Efficacy of the material and process, and

•	New product development.

Our current business model envisions the following elements:

•	Sell licenses to use our intellectual property vested in the XGEL™ film systems,

•	Sell XGEL™ film systems,

•	Sell XGEL™ film for use with XGEL™ film systems,

•	Sell on our own behalf pharmaceutical, nutraceutical and other products which utilize the XGEL™ film systems,

•	Offer development services to assist licensees to gain maximum benefit from the license, and

•	Offer development services to customers seeking new product innovations involving XGEL™ film or film systems.

We anticipate that the resultant business model, with its two aspects of licensing and sales on our own behalf, will benefit our business in the following ways:

•	Licensing could facilitate the rapid introduction of the XGEL™ film system on a global basis by a large group of companies who already have in place the infrastructure and resources to produce and deliver products to consumers,

•	The ability for a rapid rollout could reduce the risk of a competitive response by industry peers,

•	Licensing the manufacture of our technologies and focusing on development will potentially allow us to employ our innovative technological and engineering skills to maximum advantage,

•	Developing and selling our own products reduces our reliance on commercial partners and enables us to have control over how and when our technology is commercialized, and

•	Acquiring the rights to market pharmaceutical products, whether or not utilizing our XGEL™ film systems, gives us a revenue stream which was not available to us in the past.

Description of Products

Our primary focus is to build a range of specialty pharmaceutical and medical device products and to commercialize our XGEL™ film systems and associated technologies. This will include the application of our XGEL™ technology to our own range of products.

Dexo SA markets the following products:

•	Artisial™ – artificial saliva

•	Collunovar™ – chlorhexidine mouthwash for the treatment of gingivitis and sore throats

•	Cortisal™ – salicylic acid and prednisolone cream – for the treatment of contact dermatitis and allergic reactions such as to insect bites

•	Dexef™– an antibiotic; cefadrine capsules

•	Diacor™ – a sustained release capsule containing diltiazem

•	Dimegan™ – mild, sedating histamine injection and capsules

•	Endium™ – vein circulation tonic

•	Inflaced™ – NSAID analgesic based on piroxicam

•	Magnespasmyl™ – magnesium supplement

•	Mucipulgite™ – antacid granules

•	Mulkine™ – antacid granules

•	Ronflux™ - for the reduction of snoring

•	Spironone™ – diuretic tablet for the treatment of hypertension

•	Trolovol™ – orphan drug for the treatment for Wilson’s disease

XGEL™ Film System

Over the past several years, we have increased our knowledge base of natural and water-soluble materials and the means of processing them to form soft capsules, to enrobe, or coat, tablets and to produce and encapsulate powder forms. Initially, one base material and one means of processing were developed to serve the needs of the market. From our own research and from discussions with actual and potential customers, we have developed an extensive library of XGEL™ films and seven specific constructions of the XGEL™ film system designed to maximize the efficiency of the production process. The current versions of the XGEL™ film system which we are currently working to commercialize, are:

•	TABWRAP™, aims to replace coating processes employed in the production of tablets.

•	SWOLLO™, is used to produce soft capsules which are free from gelatin and other animal by-products. Soft capsules are commonly recognized as products that contain a wide variety of liquid fillings in ingestible form, such as vitamin, herbal and mineral supplements and as oral delivery systems for drugs.

•	NROBE™, aims to encapsulate powders in a continuous process thereby eliminating the need for two piece hard shell capsules. The NROBE® product incorporates a lightly compacted powder that is able to disintegrate and thus can reduce the need to incorporate material in the powder formula to cause disintegration

•	SEPTUM™, enables the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGEL™ film. In this dosage form it is also possible to use XGEL™ films with different disintegration properties, such that the active ingredients are released at different times and sites within the body.

•	SOLULEAVES™ is a thin film strip technology which can incorporate active ingredients, colours and flavours. The strip dissolves quickly upon contact with saliva, enabling rapid release of the active substances and flavours into the mouth.

•	WAFERTAB™ is a mechanised and high throughput version of SOLULEAVES™ whereby film strips containing different active ingredients or flavours and colours can be layered and bonded together.

•	FOAMBURST™ is a fast release film technology suitable for encapsulating or containing a pharmaceutical or nutritional substance. The dissolution rate of the film and hence the active ingredient is controlled by the density of the films internal honeycomb structure that is developed during the film’s manufacture.

•	Non-ingestible XGEL™ is used for medical devices such as ostomy bags.

The WAFERTAB™ product is a new technology we have been developing for over two years, which enables a more effective delivery of active ingredients including pharmaceutical drugs into ‘in the mouth’ dissolving films. We believe this new WAFERTAB™ technology will significantly enhance the current product offering of BioTec Films LLC, a company based in Tampa, Florida, USA, whose edible film production assets we acquired in March 2004 from Aquafilm. See “Suppliers: XGEL™ Film System” for further information regarding Aquafilm and our acquisition of certain of Aquafilm LLC’s assets. It is anticipated that this has potential as a new drug delivery platform and that it will create further exclusive licensing opportunities for us.

We believe that our XGEL™ film system has significant advantages over traditional gelatin-based soft capsule production machinery. The pharmaceutical industry, for example, currently uses three types of gelatin-based dosage forms: soft gelatin capsules for liquids, gelatin enrobed tablets and two-piece hard gelatin capsules for powders. As the gelatin films used to encapsulate products typically contain high levels of moisture, they are not generally suitable for use directly with powders or products that have moisture sensitivity. With the development of our NROBE™ powder fill version of the XGEL™ film system and the SWOLLO™ liquid fill system, pharmaceutical companies now have an alternative capable of delivering both liquid and powder products, without the problems of moisture sensitivity.

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

Flushable and Biodegradable Products

Although ingestible XGEL™ films are our primary focus, we also hold two patent families for ostomy products, of which 11 patents have been granted and 13 patents are pending. We believe that our flushable and biodegradable ostomy pouch offers ostomists a safe, hygienic and convenient product, which equals or exceeds the in-use performance of existing products. We commenced user trials of our ostomy pouch during the third quarter of 2001. We believe that initial feedback from users is extremely encouraging. As a result of the feedback received during quarter three of 2001, we produced a large batch of ostomy pouches in order to expand the number of trials with a view toward collecting sufficient data to determine the efficacy of the current design. In 2002, we executed an exclusive worldwide license which includes minimum royalty payments for each of the first two years for one version of our ostomy pouch to Convatec, a division of Bristol Myers Squibb Company, Inc., a global industry leader in this market. Commercialization of this product will be handled solely by this licensee and we are not obligated to contribute to the cost of commercializing the product. During 2003, Bristol Myers Squibb Convatec (“Convatec”) conducted market research with users and modified and improved the flushable pouch design in line with the research findings. The license provides that under certain circumstances the licensee could be required to pay to us aggregate milestone payments of up to $525,000.

Clients

Ingestible XGEL™ Film System

2005 revenues were largely derived from BioTec Films LLC, which accounted for 97% of the total revenue of the Company amounting to $7,728,222 out of total revenue of $8,004,642. BioTec Films derived 88% its revenue in 2005 from Tapemark Inc. In 2004, revenues derived from BioTec Films LLC accounted for 87% of the total revenue of the Company amounting to $4,618,564, of which a significant amount was derived from Tapemark Inc.

We are capable of working with potential customers around the world, although historically our customers have been in North America and the United Kingdom.

Non-Ingestible XGEL™ Film System

We have licensed our Ostomy technology to Convatec, who is our sole customer for this particular product. However we continue to pursue other applications for our non-ingestible film systems, including using our technology in the prevention of the spread of Methicillin-Resistant Staphylococcus Aureus (MRSA) in hospitals and care homes.

Sales and Marketing

Products

We have established our own sales and marketing infrastructure covering our pharmaceutical products and new XGEL™-enhanced products. In some cases, direct selling is contracted out if this is felt to be appropriate.

Ingestible XGEL™ Film System

Our marketing and sales strategy for our XGEL™ platform is focused on providing engineering processes and proprietary materials to enable cost efficient, flexible and high capacity novel dosage forms to manufacturers of pharmaceuticals, vitamins herbs and minerals, and fast moving consumer goods. In addition, we anticipate that new markets for our products will be developed as future versions of our XGEL™ film system are proven. We use our website and a corporate brochure to market and develop our products. We have also appointed sales representatives and agents in the United Kingdom and the United States.

Non-ingestible XGEL™ Film System

The marketing and sales strategy for our ostomy pouch is to market through our sole licensee, Convatec, and receive royalties on sales made by such licensees.

Industry Background

Pharmaceuticals

We have targeted our pharmaceutical products and medical devices and product development at the supportive care market: that is, therapies which improve patient quality of life. This also applies to the application of our XGEL™ technology to pharmaceutical products and medical devices.

XGEL™ Film System

We have targeted our XGEL™ film system technology primarily at the global encapsulation and delivery markets for pharmaceutical, vitamins, herbs, minerals and over the counter medicine products.

Certain formulations of XGEL™ film are likely to enable its use as a drug delivery system. We have executed agreements with several global corporations engaged in the marketing of oral dose forms. In addition, we continue discussions with several leading pharmaceutical companies regarding the sale of XGEL™ film system licenses. Through our newly-established pharmaceutical division, Dexo, we are also working on the development and sale of our own products utilizing XGEL™ film. It is too early in our development to comment in more detail on the possibilities within this market sector and no assurances can be made that any such discussions will result in additional formal agreements with any of such pharmaceutical companies, or that sales of a satisfactory volume will be achieved.

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

Ingestible XGEL™ Film System

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

Non-Ingestible XGEL™ Film System

Our ostomy pouch will be manufactured and distributed through our exclusive licensee, Convatec. We will receive a royalty based on total sales of the product per annum.

Other non-ingestible products such as our MRSA prevention system may be distributed through medical device and hospital equipment distributors.

Suppliers

XGEL™ Film System

In 2004, we purchased a film line from Aquafilm LLC which is now cGMP compliant.

In October 2003, we agreed with Harro Hoefliger that they would be our preferred supplier of certain XGEL™ film equipment with some exclusive rights. If Harro Hoefliger fails to fulfill its obligations to us, we may have difficulty finding another equipment manufacturer to build and service XGEL™ film equipment in sufficient time to meet our customer orders.

In March 2004, we acquired the edible film production assets of Aquafilm LLC, which acquisition excluded Aquafilm’s assets in Connecticut, US and Hartlebury in the UK. Based in Tampa, Florida, USA, Aquafilm was founded in 2000 and has a film production facility with FDA certification to produce soluble films for use in nutritional products (vitamins, minerals and supplements) and food products.

Intellectual Property Rights

We value highly our intellectual property and precautions have been, and will be taken to ensure its security. No discussions have been held with third parties without the protection of a confidential disclosure agreement and we expect to enter into similar confidential disclosure agreements to the extent we have discussions with third parties in the future. We are also very careful, when entering into development agreements with other parties, to ensure that the agreements do not give such other parties any ownership of intellectual property which may arise out of the development and which is relevant to our own technology.

Our future sales revenues are heavily dependent upon our procuring and maintaining broad protection of our intellectual property. There can be no guarantee that complete protection will be afforded to any or all of our processes and materials.

We have 40 granted patents and approximately 50 patents in application in 31 different patent families.

Development

We spent $3,439,772 in 2005 compared to $513,457 in 2004, $171,959 in 2003 and $87,994 in 2002 on development of our liquid and powder encapsulation. The reason for the continued increase is due to more time being spent on development of our liquid and powdered encapsulation.

Ingestible XGEL™ Film System

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

Non-Ingestible XGEL™ Film System

We continue to develop our ostomy product.

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

In the United States, the processing, formulation, packaging, labeling and advertising of the ingestible products used in conjunction with our technologies are subject to regulation by one or more federal agencies, including the FDA, by the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the US Department of Agriculture and the US Environmental Protection Agency. These activities are also regulated by various agencies of the states, localities, and countries in which ingestible products are sold. We are not currently, nor do we expect to be, required to obtain regulatory approval from the FDA nor the FTC for our core XGEL™ film. However, a development program has commenced where active pharmaceutical ingredients are being incorporated into XGEL™ film and will be subject to the licensing requirements of different regulatory bodies including the FDA before these products can be made available for sale. These developments could be licensed to third party customers who may either assume all regulatory responsibility or will remunerate us to carry out the process on their behalf.

US Regulatory Process

The duration of the governmental approval process for marketing new pharmaceutical substances, from the commencement of pre-clinical testing to the receipt of a governmental final letter of approval for marketing a new substance, varies with the nature of the product and with the country in which such approval is sought. For entirely new drugs, the approval process could take eight to ten years or more; however, for reformulations of existing drugs (such as to integrate XGEL™film), the process is typically shorter. In either case, the procedures required to obtain governmental approval to market new drug products are costly and time-consuming, requiring rigorous testing of the new drug product. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products that are develop using our ingestible XGEL™ film system technology. Our current development program utilizes existing known molecules that have already been marketed. These can be registered as a New Drug Application (NDA) 505(B2), or under the FDA monographed drug route. All developments conform to international standards of cGMP.

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

European Union, including the U.K., Regulatory Process

Pharmaceutical companies operating in the European Union are subject to regulatory controls governing the development, manufacture, labeling, supply and marketing of their products. Traditionally, regulation in this sector took the form of national legislation and self regulation through codes of practice. However, national legislation in the area increasingly reflects initiatives at the European Community level, normally in the form of Directives and regulations. There is a broad range of European Community legislation governing all aspects of activities related to medicinal products. This legislation is supplemented by numerous guidelines (which provide guidance on existing European directives relating to safety, quality and efficacy), that are not legally binding in most cases. However, failure to comply with, or a departure from, the guidelines requires justification and may, for example, raise issues as to the adequacy of data submitted in support of an application to market a product. In November 2001, many of the stand-alone Directives regulating medicinal products were brought together and codified in a single Directive (Directive 2001/83/EC, as amended by Directives 2002/98/EC, 2003/63/EC, 2004/24/EC and 2004/27/ECon the Community Code relating to medicinal products for human use).

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

Organizational Structure

Subsidiaries

The following table sets forth the Company’s trading subsidiaries as of December 31, 2005. Each of the private companies are directly or indirectly controlled by the Company:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)
BioProgress Technology International, Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	Atlanta, USA	Administrative Services	100

BioProgress Technology Limited	15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, UK	Cambridge, UK	Research & Development	100

DHA Nutrition Limited	15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, UK	Cambridge, UK	Dormant	100

BioProgress Technology Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	Nevada, USA	Dormant	100

BioTec Films LLC	7455 Adamo Drive, Tampa, Florida 33619	Florida, USA	Manufacturing	100

BioCustom Limited [1]	15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, UK	Cambridge, UK	Dormant	100

Dexo BioPharm Limited [2]	15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, UK	Cambridge, UK and London, UK	Product Development, Administrative Services including Sales and Marketing	100

Dexo BioPharm France SAS [2]	179 Bureaux de la Colline, 92213 St Cloud, France	Paris, France	Administrative Services	100

Dexo BioGenerics Limited [2]	15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, UK	Cambridge, UK and London, UK	Research and Development, Sales and Marketing	75.1

[1]	An application has been made for BioCustom Limited to be struck off the register of companies.
[2]	There were no significant transactions within these companies during 2005

Since December 31, 2005, we have established the following additional subsidiaries:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)
Laboratoires Pharmaceutiques Dexo SA	179 Bureaux de la Colline, 92213 St Cloud, France	Paris, France	Research and Development, Sales and Marketing	100

Dexo LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, USA	USA	Sales and Marketing	100

Dexo BioPharm Italia SRL	Piazza Castello 9, 20121, Milan, Italy	Italy	Administrative Services	100

Properties

BioProgress PLC’s main offices are located at 15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, United Kingdom and the telephone number at this address is +44 (0)1223 394250.

In March 2004, BioProgress PLC acquired certain assets of Aquafilm LLC. Such assets include a film manufacturing facility and an office facility each located in Tampa, Florida, USA. The first facility is a manufacturing facility that consists of 15,000 square feet . The lease for this facility was renewed and now expires on December 31, 2006. The second facility consists of 11,000 square feet of office and warehouse space and was leased pursuant to two year lease agreement that expired on August 31, 2005 and that contains an option to purchase. On June 1, 2005 we exercised this option and are waiting for the landlord to contact us regarding the exact manner in which this purchase will be achieved.

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

Seasonality

We do not consider ourselves to be materially affected by seasonal variations, as our business is non seasonal in nature. The products in production and proposed are predicted to be regularly produced throughout the year.

Revenue Trends

The following table summarizes BioProgress PLC’s net sales by category of activity for its fiscal years ended December 31, 2005, 2004 and 2003:

	Net Sales
	2005	2004	2003
XGEL™ Film and Film Systems	—	$585,975	$1,530,329
Development Contracts	$276,420	—	$154,582
Ostomy Products	—	—	—
Dissolve in the mouth films	$7,728,222	$4,032,589	—

	$8,004,642	$4,618,564	$1,684,911

The following table summarizes BioProgress PLC’s net sales by geographical area for its fiscal years ended December 31, 2005, 2004 and 2003:

	Net Sales
	2005	2004	2003
United States	$7,728,222	$4,032,589	$1,530,329
United Kingdom	$276,420	$585,975	$154,582

	$8,004,642	$4,618,564	$1,684,911

Item 4A. Unresolved Staff Comments

The Company has received and responded to correspondence from the Division of Corporation Finance of the United States Securities and Exchange Commission in respect of a limited review of the Company’s Annual Report Form 20-F for fiscal year ended December 31, 2004 (the “2004 Form 20-F”). In respect of the review, the accounting reviewer from the SEC has requested further clarification in respect of the disclosure about the Company’s disclosure controls and procedures (See Item 15: Controls and Procedures) for the period covered by the 2004 Form 20-F. The unresolved staff comments are related to whether management had ultimately concluded that the disclosure controls and procedures were effective or ineffective as of the end of the period covered by the 2004 Form 20-F. Discussions regarding the 2004 Form 20-F are ongoing and could result in modifications to that document or this Form 20-F with respect to those or other issues. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur.

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

Overview

We are a specialty pharmaceutical and healthcare company which generates revenues from product sales (predominantly in Europe); contract manufacturing, predominantly in the USA; and licensing and royalty income. Our development operations are located in the United Kingdom. Our primary development focus remains on the development and commercialization of our unique and proprietary process, the XGEL™ film system. Under the XGEL™ technology family of products the Company is developing several new pharmaceutical dosage forms designed to replace existing gelatin based oral dose delivery products. XGEL™ SWOLLO™ liquid filled capsules, XGEL™ TABWRAP™ tablet coating XGEL™ NROBE® powder filling technology XGEL™ Septum™ and XGEL™ WAFERTAB™ in the mouth dissolving films.

We also generate revenues from fees pursuant to development contracts, licensing the rights to use our intellectual property in the XGEL™ film system, the sale of the XGEL™ film system, the sale of XGEL™ film to use in the film system and development services to assist customers in gaining maximum benefit from the license. Revenues from license arrangements and the sale of XGEL™ film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable and the fee is fixed or determinable, and we have no continuing obligations. These factors vary by contract, but generally revenue is recognized over the term of the contract either time base or on some milestone basis. Revenues from development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognized on a milestone basis, when there is persuasive evidence of customer acceptance.

We have entered into an exclusive agreement with Convatec to commercialize our flushable and biodegradable ostomy pouch. We are not obligated to fund the commercialization of this product further, although as part of the amendments to our agreements with EcoProgress (from whom we obtained the rights to the flushable ostomy technology) we agreed to pay EcoProgress a royalty of 5% of all proceeds we receive on any account from our ostomy products up to a maximum cumulative amount of $1,000,000. See “Business—History” and “—Clients”

We also expect to generate revenues from sales made on our own behalf through our Dexo division of pharmaceutical and other products, either as newly-developed products utilizing XGEL™ or in their current non-XGEL™ format.

Our ability to achieve profitability is dependent upon our ability to successfully execute our marketing and sales plan for the XGEL™ film system and various versions of XGEL™ film, to successfully maximize the revenues which can be generated as a result of the establishment of our Dexo division, and to complete in an efficient and timely manner development work on other versions of the XGEL™ film system.

We generate revenues in US dollars, pounds sterling, and Euros. Fluctuations in the exchange rate between these currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results.

As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in US dollars. To help mitigate this exposure we are considering taking steps to hedge our currency positions as appropriate, however, the continued weakness of the US dollar will make it more difficult for us to achieve margin improvements in the short term.

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

On April 29, 2005, R. Graham Hind, Chief Executive Officer, resigned from the Board of Directors. Richard Trevillion was appointed Chief Executive Officer on May 23, 2005.

On June 13, 2005 the Board of BioProgress regretfully announced the sudden death of Peter Glynn–Jones, Non-Executive Chairman of the Company aged 58.

On July 29, 2005, we announced the appointment of Peter Ibbetson as our non-executive chairman.

On November 29, 2005, Tony Fabrizi resigned as a non-executive director. On the same date we announced the appointment of Anthony Knight as a non-executive officer.

On November 28, 2005, we announced the resignation of Larry Shattles as an executive officer.

On April 28, 2006, Dan Farrow resigned as Finance Director. On June 15, 2006, we announced that Peter Keen had been appointed as Finance Director and Chief Financial Officer.

All directors have entered into service agreements or letters of appointment as befits their position as executive or non-executive. Their remuneration is set out in their contracts of employment, which are further detailed in “-Directors, Senior Management and Employees.”

In February 2006, we moved premises from March, UK to Cambridge, UK. An Agreement for Lease was entered into with Trinity College, the owners of the land, under which three units on the Cambridge Science Park would be refitted and renovated to provide office and laboratory space. The Lease between BioProgress and Trinity College is in the process of being formally completed, but the term of the Lease for the Cambridge premises is 5 years with a break after 3 years, at an annual rent of £63,409.50 plus value added tax. The lease of the March premises has been assigned in whole to Barry Muncaster, and there are no ongoing obligations under it.

Application of Critical Accounting Policies

We have adopted a number of accounting policies and methods that we use in connection with preparing our financial statements under US GAAP. The application of those policies and methods in some cases depends on estimates and judgments made by our management about matters that are uncertain. The following is a brief discussion of those policies and methods used by us that involve our most complex judgments and estimates. Note 2 of the notes to the financial statements included elsewhere in this annual report includes a more technical summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

Goodwill

Goodwill represents the excess purchase price of net assets acquired in business combinations over their estimated fair value

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

The Company reduces revenue for estimated customer returns and other allowances which totaled $192,864 during the year ended December 31, 2005, $101,400 during the year ended December 31, 2004 and $nil in 2003.

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

Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 148 “Accounting for Stock Based Compensation, Transition and Disclosure”. As permitted by the provisions of SFAS No 123, the Company applies Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB No 25”) and related interpretations in accounting for share based awards to employees, for options granted. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock.

The Company has not yet completed its analysis of the impact of adopting SFAS No. 123(R) and is therefore currently unable to quantify the effect on its financial statements.

Inventory

Inventory and work in progress is stated at the lower of cost and net realizable value and are maintained on a first-in, first-out basis. Costs include direct costs plus attributable overheads for work in progress.

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

Long-Lived Assets and Impairment testing

Long-lived assets and certain amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of such asset and eventual disposition. Measurement of an impairment loss for long-lived assets and certain amortizable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain amortizable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The Company evaluates long-lived assets, including goodwill and amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Fair value is determined generally based on discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Results of Operations for Fiscal Years Ended December 31, 2005, 2004 and 2003

The financial statements for BioProgress PLC are consolidated under US GAAP and denominated in US dollars resulting in a net loss for 2005 of $22,752,476 compared with $13,419,315 in 2004. The increased loss was due in large part to the accounting treatment under FAS 84 of the cash and share consideration on the redemption of the 4% convertible bond, and the write down of the associated finance costs which had previously been capitalized, excess costs and expenses, development programmes, maintenance of fixed costs at BioTec and non-business expenditures on consultants and legal advisors. The increased net loss between 2003 and 2004 was due to a termination agreement with Peter Black costing approximately $736,000 and substantial consulting, legal and professional fees relating to our ongoing legal proceedings and acquisitions. During the period March 30 to December 31, 2004 the Company incurred losses of $1,573,414 relating to the initial trading period of BioTec Films, LLC.

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

Revenues

Our total revenues for the year-ended December 31, 2005 were $8,004,642 compared to $4,618,564 for the year-ended December 31, 2004. The increase in total revenues from 2004 to 2005 is due to BioTec Films, LLC revenues growing from $4,032,589 in the period since acquisition in 2004 to $7,728,222 for the full year of 2005.

Our total revenues for the year-ended December 31, 2004 were $4,618,564 compared to $1,684,911 for the year-ended December 31, 2003. This increase in revenue was also largely attributable to the increases at BioTec Films, LLC.

The following is a summary of major contracts signed during 2005 and the first half of 2006 which have had or we believe will have a major impact on or revenues and which are expected to lead to the generation of material revenues in the future:

On December 21, 2005 we announced that our wholly-owned subsidiary, Dexo BioPharm Limited, had entered into a joint venture (JV) named Dexo BioGenerics Limited which is 75.1% owned by Dexo BioPharm Limited. The JV partner is a private generics supplier, Crescent Pharma Limited, part of the General Mediterranean Group based in Basingstoke, which supplies a wide range of generic and OTC medicines in the UK. This JV brings significant new skill sets to the Group including manufacturing and regulatory know-how and a wide range of product licenses for generic medicines including NSAIDs, simvastatin and diazepam. These will be combined with our XGEL™ film systems for rapid commercialization. Although there was no consideration payable on the formation of the JV, the development and marketing of enhanced generics will be borne by Dexo BioPharm Limited and the JV marketing and administrative resources will be provided to the JV by the Company and Crescent Pharma Limited.

In January 5, 2006, we completed the acquisition of the entire share capital of Laboratoires Pharmaceutiques Dexo SA (“Dexo SA”) through our wholly-owned subsidiary Dexo BioPharm Limited. Dexo SA is a long standing profitable private company with specific expertise in registering and marketing innovative branded products into the French healthcare system. It operates in the area of registered pharmaceuticals, and specialises in medicines to treat gastrointestinal illness, and products for ear, nose and throat ailments, along with a treatment for Wilson’s Disease (a fatal disorder caused by excessive copper accumulation in the liver and brain, affecting one in 30,000 people world wide). Dexo SA is currently run by Mr Jean-Francois Sfarti, the former CEO of Sanofi Pharma France who will remain as president of Dexo SA, along with the current team, running the operations in France. The consideration for the acquisition of Dexo SA was €12.5 million, €8 million of which was paid in cash and €4.5 million in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares.

On May 4, 2006 we announced that we had entered into a joint development agreement with Uluru Inc to develop anti-emetic products utilizing BioProgress’ XGEL™ technology and Uluru’s OraDisc™ technology.

On July 14, 2006 we completed the acquisition of the entire share capital of Segix Farma SRL, an Italian specialty pharma and healthcare company based near Rome.

For the year ended December 31, 2005 Segix generated revenues of €2.6 million and profit of €0.2 million. As at December 31, 2005 Segix had net assets of €1.7 million.

The following is a summary of major contracts signed during 2003 and 2004.

In June 2004 we announced that we executed an exclusive option agreement with Wyeth to complete due diligence and enter into negotiations to license our XGEL® SWALLOW liquid fill capsule technology for certain specified product fields. On May 27, 2005 Wyeth informed us that they no longer wished to exercise their option.

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

In October 2003, we announced a strategic alliance with Harro Hoefliger in Germany whom we appointed as the preferred global builder and supplier (with some exclusive rights of supply) of certain machines. Harro Hoefliger is a pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment reduces uncertainty about the quality and reliability of the XGEL™ machines, in that it helps to ensure the machines will be properly manufactured, installed and commissioned and that they will receive appropriate after-sales service through Harro Hoefliger’s global service network.

Cost of Revenues

In 2005 our cost of revenues was $4,804,063 compared to $3,142,247 in 2004. Despite the increased revenues generated from BioTec Films, LLC, the associated cost of revenues fell to $2,859,191 from $3,136,504 in 2004. There has however been an increase in other cost of revenues across the business.

Our cost of revenues increased from $275,549 in 2003 to $3,142,247 in 2004. The increase in the cost from 2003 to 2004 was primarily due to the increased volume of business at BioTec Films, LLC.

Development Expenditure

In 2005 our development costs were $3,439,772 compared to $513,457 in 2004. The significant increase was due to more time being spent on developing and expanding our technologies and the write-off of $1,949,723 of development expenditure previously capitalized in work in progress.

The development expenditure in 2003 increased from $171,959 in 2003 to $513,457 in 2004. The reason for the increase in 2004 is due to more time spent on developing the technologies. A significant portion of our development expenses is dependent on the requirements of our customers. During 2004 and 2003 we have expensed as operating costs most continuing development expenditures, and intend to capture as cost of revenues only those expenses directly related to inventory of film and film systems and the sale thereof and identifiable costs of development contracts.

General and Administrative Expenses

General and administration expenses increased in 2005 to $10,203,773 from $7,813,347 in 2004. The increase in 2005 was largely due to a full year’s activities at BioTec Films, LLC, which had been acquired during 2004.

Similarly, general and administrative expenses increased in 2004 to $7,813,347 from $4,384,395 in 2003, largely due to the acquisition of BioTec Films, LLC during the year.

Material balances within general and administrative expenses are described below.

Directors and senior management costs

The cost of the directors and senior managers in 2005 was $1,959,171 ($1,995,822 in 2004) indicating that the senior management team and the costs thereof are showing a greater degree of stability than in prior years.

Costs in relation to directors and senior management services increased to $1,995,822 during 2004 from $1,710,381 in 2003. The increase in 2004 was primarily due to the employment of additional senior managers and the acquisition of BioTec Films, LLC.

Staff related costs

Staff costs increased to $4,038,926 in 2005 from $3,582,872 in 2004. This was due to additional staff being employed within BioTec Films LLC and also due to additional consultants being engaged in the year.

Staff related costs, which consist primarily of salary costs (other than directors and senior management), recruitment, and traveling increased to $3,582,872 in 2004 from $2,710,138 in 2003. This increase was due in large part to employing temporary CAD Designers to move projects forward more quickly.

Other general and administrative costs

Other costs within the general and administrative area have increased in 2005 to $4,205,676 from $2,234,653 in 2004.

The following are the major reasons for the changes:

•	Expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2004, although individual items may have fluctuated in line with our expectations due to our review of operations in 2005.

•	Patent portfolio costs during the year were $739,927.

Other costs within the general and administrative area increased in 2004, the following are the major reasons for the changes:

•	Expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2003, although individual items may have fluctuated in line with our expectations due to our review of operations in 2004.

•	Patent portfolio costs during the year were $434,020.

•	Termination of the Peter Black agreement gave rise to costs of $736,000.

Amortization and depreciation

Depreciation expense for 2005 of $927,094 represents an increase from $626,573 in 2004 due to further additional tangible fixed assets being acquired during the current and prior years.

Depreciation expense is $626,573 in 2004 compared to $288,785 in 2003. During 2004, we purchased more tangible assets that require depreciating as well as the acquisition of certain assets of BioTec Films LLC.

Amortization for the year increased to $550,761 from $414,094 in 2004. This increase was due to the full year charge following the purchase of intangible assets in 2004.

Amortization on intangibles increased from $4,094 in 2003 to $414,094 in 2004. This increase was due to the purchase of intangible assets in the year.

Amortization of goodwill remained at zero in 2005 as we adopted the provisions of SFAS 142 on January 1, 2002 and accordingly no longer amortize goodwill. No impairment provision was required for goodwill based on the annual impairment review.

The amortization of capitalized issue costs associated with the convertible bond, incurred until the point of redemption, have been included within interest expense in the statement of operations. These amounted to $371,885 in 2005 and $223,131 in 2004.

Consulting Fees

Consulting fees have decreased during the year to $871,040 from $2,154,619 in 2004. In 2003 there were consulting fees of $357,499. The use of external consultants was reduced in 2005 in comparison to the prior year.

Professional Fees

Professional fees have increased during the year ended December 31, 2005 to $4,176,330 from $3,204,785 in 2004. This relates to substantially increased legal fees, relating to ongoing litigation. Professional fees were $273,905 in 2003.

Other income and expenses

Other expenditure was $5,784,285 for the year ended December 31, 2005, compared to $168,757 for 2004 and $827,262 in 2003.

The major reasons for the changes between 2005 and 2004 are:

•	the redemption of the convertible bond in June 2005 gave rise to a net expense of $7,542,619 in relation to debt issue costs under FAS 84 and the write down of the associated finance costs that had previously been capitalized.

•	foreign exchange gains of $1,644,552 in 2005 compared to a foreign exchange loss of $788,290 in 2004.

The major reasons for the changes between 2004 and 2003 are:

•	net interest received on cash balances of $619,533 compared to $18,373 in 2003.

Provision for Income Taxes

For 2005 and 2004 there was no provision for Income Taxes. The income tax benefit of $30,484 in 2003 is in respect of the reversal of the 2002 deferred tax liability of ProDesign Technology Limited and arose as a result of that company going into liquidation. During 2003, the taxable profits generated by BioProgress Technology Limited were offset against the taxable loss made by its ultimate parent undertaking, BioProgress PLC. As a result, we have not recorded any provision for UK taxation in 2003.

Net Loss

The result of the above is that a net loss of $22,752,476 was generated in 2005 compared to a loss of $13,419,315 in 2004, an increase of $9,333,161. The increased loss was due in large part to the accounting treatment under FAS 84 of the cash and share consideration on the redemption of the 4% convertible bond, and the write down of the associated finance costs which had previously been capitalized, excess costs and expenses, development programmes, maintenance of fixed costs at BioTec and non-business expenditures on consultants and legal advisors.

A net loss of $13,419,315 was generated in 2004 compared to a net loss of $4,576,512 in the year 2003. The increased net loss between 2003 and 2004 was due to a termination agreement with Peter Black costing approximately $736,000 and substantial consulting, legal and professional fees relating to our ongoing legal proceedings and acquisitions. During the period March 30 to December 31, 2004 the Company incurred losses of $1,573,414 relating to the initial trading period of BioTec Films, LLC.

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

Liquidity and Capital Resources

As of December 31, 2005 we had cash and cash equivalents of $11,216,448 a decrease of $16,137,150 from the 2004 balance of $27,353,598. This decrease mainly arose from the early settlement of the convertible bond during the year, capital expenditure, professional fees and continued investment in our research and development programs, with a much reduced level of stock issues in the year compared to 2004.

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

On December 31, 2004 options were exercised over 1,000,000 ordinary shares of £0.01 at an issue price of US $0.50 (£0.26). $500,000 (£261,575) was received during 2005.

On October 1, 2004 Bioprogress announced that it had raised $8.9 (£5) million via the issue of 4.0 per cent unsecured convertible bonds due 2009. The bonds were privately placed, subject to customary closing conditions, with a leading institutional investor, Citadel, in a fund raising that was structured and arranged by a broker, who in addition subscribed for warrants over 3.5 million ordinary BioProgress shares. Citadel were also granted an option to subscribe for up to a further $9.4 (£5) million of the convertible bonds within two years. The bonds were convertible into fully paid ordinary shares in the Company at any time during the five year life of the bonds. On June 1, 2005 BioProgress advised that it had concluded an agreement to repurchase in full the $8.9 (£5) million, five year 4.0 per cent unsecured convertible bonds that were issued to Citadel (“the Bondholder”) on October 6, 2004. The option to subscribe for further bonds up until October 6, 2006 were also cancelled. Under this agreement, the bonds were repurchased for a total consideration of $6.0 (£3.3) million satisfied by $ 3.0 (£1.65) million in cash and by the issue of 4,285,714 new shares to the Bondholder, representing 3.5 per cent of the enlarged issued share capital of the Company.

On June 15, 2005 the Company announced that it had issued 992,908 ordinary shares of £0.01 in consideration for the settlement of litigation brought against it by Charles Tatnall.

On January 3, 2006 the Company issued 5,866,791 ordinary shares of £0.01 in partial consideration for the acquisition of Laboratoires Pharmaceutiques Dexo SA. This number of shares was calculated to be equivalent to 4.5 million Euros in the following manner: the value of each share was a sum equal to the average of the middle market price for an ordinary share of BioProgress plc for each of the last 5 business days preceding the date of signature on December 20, 2005. The sum of 4.5 million Euros was then divided by this individual share value to arrive at the total number of shares to be issued.

On January 3, 2006 the Company also issued 12,285,328 new ordinary shares of £0.01 each (the “New Ordinary Shares”) and had placed these New Ordinary Shares with institutional and other investors, representing approximately 9.99% of the then issued share capital of the Company, at 47p per New Ordinary Share (representing a 12% discount to the volume-weighted average share price on 19 December 2005), under the provisions of s.95 of the UK Companies Act 1985 as amended.

We also continue to investigate a number of other long-term funding scenarios and opportunities. There can, however, be no assurance that any additional financing, either debt or equity financing, will be available, if and when needed, or that, if available, such financing could be completed on commercially favorable terms. Failure to obtain additional financing if and when needed, could have a material adverse effect on our business, results of operations and financial condition.

Following the various fundraisings and transactions described elsewhere herein, we had a cash balance of $11,216,448 as of December 31, 2005 (2004: $27,353,598, 2003: $3,349,930) and therefore we believe our cash resources will be adequate to meet our commitments, capital expenditure requirements and working capital requirements as well as fund losses for at least the next twelve months.

Development

Total R&D expenditure during 2005 was $3,439,772 compared to $513,457 in 2004 and $171,959 in 2003. Significant R&D projects were liquid fill encapsulation, powder & solid encapsulation and ostomy. The Company cannot currently accurately determine when these projects will be completed or when such projects will begin generating revenues.

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

Contractual Obligations

Our contractual obligations at December 31, 2005, by nature of the obligation and amount due over certain periods of time, are set out in the table below. There have been no material changes in the obligation set forth in the table since December 31, 2005.

	Payments Due by Period
Contractual Obligations	Total	2006	2007 to 2008	2009 to 2010	2011 and beyond
	(dollars in thousands)
Operating leases	249	198	51	—	—
Total contractual obligations	249	198	51	—	—

Off-Balance Sheet Arrangements

At December 31, 2005, 2004 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors and executive officers of BioProgress PLC.

Name	Age	Positions
Peter Ibbetson (1)	50	Non-Executive Chairman
Richard Trevillion	39	Director, Chief Executive Officer
Anthony Knight (1)	54	Non-Executive Director
Alan Clarke(1)	55	Non-Executive Director
Peter Keen	48	Director, Chief Financial Officer

(1)	Member of the Audit Committee and the Remuneration Committee

Peter Ibbetson was appointed non-executive chairman in July 2005. He is an experienced banker and non-executive director with an extensive background in Corporate, Investment, and Retail banking. From 1974 to 2003 he was employed in the NatWest and RBS Group where he was most recently Director of Investment Banking / Head of Aerospace, and Head of Business Banking. He is a member of the Government’s Small Business Investment Taskforce which looks at venture capital and Equity Gap funding. He is currently a director of Utilyx Limited, the Local Investment Fund and Lenlyn Holdings plc. He is also Regional Chairman for East Anglia of Coutts and Co, and Chairman of The Prince’s Trust for Cambridgeshire.

Richard Trevillion joined the Board in February 2005. He is the founder, former CEO and a Non-Executive Director of Amity Partners Limited, a principal healthcare and technology finance business which has been responsible for numerous transactions since it was formed in late 2002. A qualified solicitor, Mr Trevillion began his career with law firms Lovell White Durrant and Simmons & Simmons, before moving to corporate finance where his senior experience includes being co-Director at Arthur Andersen responsible for their healthcare corporate finance team. Mr Trevillion then became Head of healthcare within the technology corporate finance group at Close Brothers Corporate Finance in 2000.

Tony Knight was appointed to the Board as a Non-Executive Director and Chairman of the Remuneration Committee in November 2005. He provides strategic advice in sales and marketing to the pharmaceutical industry and related businesses. He was formerly the Customer Marketing Director for Parke-Davis prior to its acquisition by Pfizer Inc, and had Board responsibility for various marketing and sales initiatives in the UK and Europe. He brings over 30 years of experience in the pharmaceutical industry where he has held senior positions in marketing, sales, commercial, training, business development, business information and general management. He holds directorships in both the commercial and voluntary sectors and is the founding partner of the Portland Partnership.

Alan Clarke was appointed to the Board in May 2003 as a Non-Executive Director. He is a Chartered Accountant and a former partner of Ernst & Young from 1986 to 1996. Since 1996, he has specialised in corporate finance and strategic consultancy, advising a variety of privately owned and medium sized quoted companies. He formerly served as Chief Financial Officer and Director of TopJobs.net plc and as Chairman of Heyco Group of Companies providing strategic and restructuring advice. He currently holds several Directorships of AIM listed and private companies including Conister Trust, The University of Manchester Intellectual Property Limited and Castle Green Hotel Group.

Peter Keen was appointed to the Board in July 2006 as Finance Director and Chief Financial Officer. He is a Chartered Accountant and has been involved in the management and financing of life science companies for over 21 years. He was a co-founder, Finance Director and Company Secretary of Chiroscience Group plc, taking the company public in 1994. He joined BioProgress from Arakis Limited, where he was Chief Financial Officer until its sale to the Japanese company Sosei; prior to that he was UK Managing Director of Merlin Biosciences Limited. Peter is currently a Non-executive Director of Abcam plc, Ark Therapeutics Group plc and the Finsbury Emerging Biotechnology Trust plc (“FEBT”); he is also Chairman of the audit committee at Abcam and FEBT.

Compensation

Compensation of Executive Officers and Directors

During 2005 $1,368,297 was paid to executive and non-executive officers, which includes salary, fees, bonuses and cash benefits. The aggregate amount paid in the year to provide benefits in kind, including medical insurance and pension contributions, was $109,314.

During 2004 $1,286,444 was paid to the executive and non-executive officers which includes salary, fees, bonuses and cash benefits. The aggregate amount paid in the year ended December 31, 2004, to provide benefits in kind, including medical insurance, and pension contributions for our executive officers and directors as a group, was $108,524. During the year 1,000,000 share options were granted to Graham Hind, an Executive Director at that time.

During 2005 the Company granted 5,000,000 options to Dan Farrow and 6,000,000 options to Richard Trevillion.

Our executive officers who also serve as directors do not receive any additional compensation for their services as members of our Board of Directors but are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors.

The following table sets out the compensation, excluding share options, paid to or accrued on behalf of certain of our directors and executive officers for the year ended December 31, 2005.

Name	Salary, Bonus Fees, Cash Benefits	Benefits In Kind	Pension Contributions	Total 2005	Total 2004	Total 2003
R. Graham M. Hind	$85,658	$6,417	$15,954	$108,029	$886,076	$401,821
Richard Trevillion	$513,951	$8,879	$22,265	$545,095	—	—
Daniel Farrow	$346,717	$12,968	$27,831	$387,516	—	—
Anthony Fabrizi	$171,308	—	—	$171,308	—	—
Peter Ibbetson	$21,659	—	—	$21,659	—	—
Anthony Knight	$4,113	—	—	$4,113	—	—
Malcolm Brown	—	—	—	—	$162,805	$299,707
Larry Shattles	$115,585	—	$15,000	$130,585	$144,477	$175,266
Peter Glynn-Jones	$31,626	—	—	$31,626	$87,769	$38,955
Alan Clarke	$74,216	—	—	$74,216	$66,367	$40,401
Graham Cole	$3,464	—	—	$3,464	$47,470	$25,932

For the period January to March 2005 Richard Trevillion was retained on a consultancy basis by the Company. This arrangement continued through the period March to May 2005 after the appointment of Richard Trevillion as a Non-Executive director. Richard Trevillion was appointed Chief Executive Officer on 23 May, 2005. The remuneration disclosed in the table above reflects that paid to him for services rendered under these different contractual arrangements.

Share Ownership and Option Information

The following table sets forth the number of ordinary shares held by each of our executive officers and directors, as of December 31, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge the individuals named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of shares outstanding includes the ordinary shares underlying options held by such shareholder. Percentage of beneficial ownership is based on 123,076,259 ordinary shares outstanding at December 31, 2005.

	Ordinary £0.01 shares December 31, 2005	Percent of Shares	Options (As below)
Peter Ibbetson	—	—	—
Anthony Knight	—	—	—
Alan Clarke	122,500	*	—
Richard Trevillion	—	—	6,000,000
Dan Farrow	—	—	5,000,000

*	Represents less than 1%

The following table sets forth the grant date, the number, the exercise price and the exercise period for the share options held by each of our executive officers and directors, as of December 31, 2005.

1. Stock Options

Name	Date of grant	Number at 1 January 2005	Number of options granted	Number of options exercised	Exercise price	Number at 31 December 2005	Exercise period
Richard Trevillion	11/1/2005	0	6,000,000	0	$0.50	6,000,000	For first 2,000,000 options, exercisable only when share price reaches middle market quotation of £0.873 in 3 out of 5 consecutive dealing days For second 4,000,000 options, 50% from 1 March 2006 and 50% from 30 September 2006.
Dan Farrow	9/23/2005	0	5,000,000	0	$0.50	5,000,000	For first 1,500,000 options, exercisable only when share price reaches middle market quotation of £0.873 in 3 out of 5 consecutive dealing days For second 3,500,000 options, 50% from 1 March 2006 and 50% from 30 September 2006.
Peter Ibbetson	—	—	—	—	—	—	—
Anthony Knight	—	—	—	—	—	—	—
Alan Clarke	—	—	—	—	—	—	—

Larry Shattles resigned on November 28, 2005, but the question of whether he retains his options has not yet been resolved.

Share options denominated in sterling have been translated into US dollars at the exchange rate as of December 31, 2005.

2. Warrants

The directors held the following warrants at December 31, 2005:

Warrant	Exercise price	Number of ordinary shares of £0.01 each
		Estate of Peter Glynn-Jones	Graham Cole	Alan Clarke
“B”	$1.50	50,000	15,000	15,000
“C”	$2.00	50,000	15,000	15,000
“D”	$2.50	50,000	15,000	15,000
“E”	$5.00	50,000	15,000	15,000
“F”	$10.00	50,000	15,000	15,000

The warrants are denominated in US dollars.

All of the unit warrants were issued on May 21, 2003 and can be exercised at any time before December 31, 2006. Graham Cole resigned as a director on February 15, 2005 and Peter Glynn-Jones died on June 9, 2005. Both Graham Cole and the Estate of Peter Glynn-Jones retain their interest in the warrants.

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

On November 29, 2005 the Company entered into a letter of appointment with Anthony Knight which was replaced by a further letter of appointment on March 23, 2006. This provides for the relationship to be terminated by either party giving to the other at least three months’ written notice. He shall receive an annual fee of £30,000. He is a member of the audit, remuneration and nominations committee.

On May 21, 2003 the Company entered into a letter of appointment with Alan Clarke which was replaced by a further letter of appointment on March 23, 2006. This provides for the relationship to be terminated by either party giving to the other at least three months’ written notice. He shall receive an annual fee of £30,000. He is a member of the audit committee.

On July 29, 2005 the Company entered into a letter of appointment with Peter Ibbetson which was replaced by a further letter of appointment on March 23, 2006. This provides for the relationship to be terminated by either party giving to the other at least three months’ written notice. He shall receive an annual fee of £35,000. He is a member of the audit committee and serves as non-executive Chairman of the Company.

Description Of BioProgress PLC Share Option Schemes

In 2003, BioProgress PLC implemented a share option scheme under the terms set forth below. In the United Kingdom, a share option scheme can be either an Approved Scheme (approved by H.M. Revenue & Customs of the United Kingdom) or an Unapproved Scheme or a combination of both. The BioProgress PLC scheme is a combination of both. The 2003 Scheme continues to apply to share options granted under its terms.

On November 21, 2005, BioProgress PLC implemented a new share option scheme under the terms set forth below. The terms of this scheme apply to the awards of options made to Richard Trevillion and Dan Farrow, and will apply to all awards of options made after the scheme’s adoption date. The 2005 scheme is an Unapproved Scheme.

Summary of the BioProgress PLC Share Option Scheme 2003 (the “2003 Scheme”)

General

The 2003 Scheme is divided into two parts, of which one is approved by H.M. Revenue & Customs under the Income and Corporation Taxes Act 1988 (and which confers certain tax reliefs on participants) and the other is not. The two parts are identical in all material respects unless indicated to the contrary in this summary.

Eligibility

Employees (regardless of their hours of work) and directors (who are obliged to devote at least 25 hours a week to their duties) of BioProgress PLC and its subsidiaries and who are not within two years of their contractual retirement age and who are not otherwise excluded by the relevant legislation are eligible to participate in the Scheme. Decisions relating to the 2003 Scheme are made by the Board or a duly authorized committee. Options are a matter entirely separate from participants’ contracts of employment.

Grant of Options

Options may be granted at any time within 42 days after the approval of the 2003 Scheme by H.M. Revenue & Customs and thereafter within the 42 days following the announcement by BioProgress PLC of its results for any period. Options may also be granted at other times which the board of directors considers to be sufficiently exceptional.

No payment will be required for the grant of an option. Options are not transferable other than where, virtue of a participant’s death, they may be exercised by his personal representatives.

Limit on the Issue of Shares under the Executive Scheme

The maximum number of Shares over which options may be granted under the 2003 Scheme shall be 10% of the BioProgress PLC’s issued ordinary share capital from time to time. Options granted under any other discretionary share option scheme operated by BioProgress PLC shall not count for the purposes of this limit and vice versa.

Limit on Individual Participation

No person may, unless the board of directors determines otherwise, in a calendar year be granted options over shares worth more than 100 per cent. of his annual remuneration. This limit is four times remuneration in respect of the first grant of options to an eligible executive after he joins.

The aggregate market value (as at the date of grant) of shares which may be held under option by an individual at any one time under H.M. Revenue & Customs approved part of the 2003 Scheme or any other approved executive share option scheme established by BioProgress PLC shall not exceed £30,000 or such other limit may apply from time to time.

Option Price

The price per ordinary share payable on the exercise of an option will not be less than the higher of:

(a) the average middle-market quotation for an ordinary share as derived from the Official List on the three dealing days before the option was granted—in respect of options granted under H.M. Revenue & Customs approved part of the 2003 Scheme, for so long as the Company’s shares shall be admitted to trading on Alternative Investment Market options will not be granted at less than the then market value as agreed with the Shares Valuation Division of H.M. Revenue & Customs; and

(b) the nominal value of an ordinary share.

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

Rights Attaching to Shares

All ordinary shares issued under the 2003 Scheme will rank equally with all other ordinary shares for the time being in issue (except for any rights arising by reference to a record date before the date of issuance).

Variation of Capital

In the event of any variation of share capital the Board may make such adjustments as it so determines.

Alterations to the 2003 Scheme

The board of directors may not alter the 2003 Scheme to the advantage of participants without the prior consent of shareholders in general meeting (save for minor changes to benefit the administration of the Scheme to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for a participant or BioProgress PLC. Amendments may be made to options to reflect overseas taxation, securities or exchange control laws provided that the overall terms of such options are not more favorable as a result than those granted to other executives. Prior H.M. Revenue & Customs approval is required to any change to the approved part of the 2003 Scheme.

Summary of the BioProgress PLC Executive Share Option Scheme 2005 (“2005 Scheme)

General

The 2005 Scheme is unapproved by H.M. Revenue & Customs.

Eligibility

Employees and directors (regardless of their hours of work) of BioProgress PLC and its subsidiaries, and any other person whom the Board determines should be eligible, are eligible to participate in the 2005 Scheme. Decisions relating to the 2003 Scheme are made by the Board or a duly authorized committee. Options are a matter entirely separate from participants’ contracts of employment.

Grant of Options

Offers and grants of options shall be made by the Board in its absolute discretion any time after the date of adoption of the 2005 Scheme. Options are personal to the participant and are not capable of transfer or assignment save where the Board expressly agrees in advance of such transfer or assignment. Any purported transfer or assignment without Board consent will render the option in question void.

Limit on the Issue of Shares under the Executive Scheme

The maximum number of Shares over which options may be granted under the 2005 Scheme shall be 10% of BioProgress PLC’s paid up ordinary share capital from time to time. Shares subject to options granted to individuals which are renounced, surrendered of cancelled shall not be taken into account for the purposes of this limitation.

Limit on Individual Participation

The number of shares over which options may be granted to eligible participants shall be determined by the Board from time to time.

Subscription Price

The price per ordinary share payable on the exercise of an option will be such amount as the Board may determine, being not less than the nominal value of a share.

Exercise of Options

Options may be exercised in whole or in part, provided that exercises in part shall be in respect of a minimum of 100 shares.

Options may not be exercised later than 10 years after the date of grant, or such shorter period as may be specified in the option offer letter given to the participant. The Board may, in any offer letter, specify a period which must expire before the options granted can be exercised.

If the holder of an option dies within 10 years from date of grant, the option may be exercised by his or her personal representatives provided that such exercise is no later than 12 months after the date of death. After such 12 month period, the options will lapse. If the participant becomes bankrupt, any options granted to him will lapse.

The Board may grant an option subject to conditions for exercise, and may waive or vary such conditions of an event or events occur which cause the Board to consider that the original conditions are no longer appropriate or capable of being achieved.

Availability of authorized capital

BioProgress PLC must keep available sufficient authorized but unissued shares to satisfy all outstanding options.

Rights Attaching to Shares

All ordinary shares issued under the 2005 Scheme will rank equally with all other ordinary shares for the time being in issue (except for any rights arising by reference to a record date before the date of issuance).

Variation of Capital

In the event of any variation of share capital the Board may make such adjustments as it so determines.

Alterations to the 2005 Scheme

The Board may resolve to alter the 2005 Scheme, provided that no alteration shall be made which would adversely affect any of the existing rights of participants. However, majority option-holders (i.e. participants who, if they exercised their options in full, would become entitled to not less than three-quarters of all the shares which would fall to be allotted upon exercise in full of all outstanding options) may consent to an alteration.

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

Nomination Committee

The Nomination Committee considers, at the request of the board or of the chairman of BioProgress PLC, the appointment or reappointment of directors to the board of BioProgress PLC, and provides recommendations and advice to the board or to the chairman as appropriate.

Employees

As of December 31, 2005, we had 52 full-time employees and 3 part-time employees. As of December 31, 2004, we had 77 full-time employees and 7 part-time employees. As of December 31, 2003, we had 22 full-time employees and 2 part-time employees.

Our future success depends significantly in part upon the continued service of our key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that we can retain key managerial and technical employees or that can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Collective bargaining units represent none of our employees and, to date, we have not experienced a work stoppage. We believe that our employee relations are good.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table contains information with respect to each shareholder known to us to own, of record or beneficially, 3% or more of the nominal value of our ordinary shares as of April 10, 2006 based on 141,228,378 ordinary shares outstanding as of that date:

Name	Shareholding	%
TD Waterhouse Nominees (Europe) Limited	13,003,592	9.2
Mellon Nominees (UK) Limited	9,567,839	6.8
Barclayshare Nominees Limited	9,136,442	6.5
Credit Suisse Securities (Europe) Limited	9,010,550	6.4
LR Nominees Limited	7,367,384	5.2

Related Party Transactions

Employment Agreements

For information regarding employment agreements of the Company, see “Item 6—Employment Agreements and Termination of Employment and Change-in-Control Arrangements.”

The Jade Partnership International, Inc.

The Jade Partnership International, Inc. (“Jade”), of which Barry Muncaster was a controlling shareholder and director, is a shareholder of BioProgress PLC. When BioProgress Technology International, Inc. and its subsidiary undertakings were acquired by BioProgress PLC on May 21, 2003, it was owed $315,282 by Jade. As of December 31, 2004, BioProgress PLC was owed $237,913 (2003: $290,264) by Jade. This debt has been settled under the terms of an agreement dated November 23, 2005.

There were no other related party transactions in the three years ended December 31, 2005.

US Property

The Company’s US offices are provided by a former director, Larry Shattles, for a nominal rent.

Larry Shattles

In February 2003, Larry Shattles, a former Director, exchanged his and his family’s shares of common stock in BioProgress Technology International, Inc. for preferred shares of BioProgress Technology International, Inc. carrying a right to approximately 1.2% of the voting, dividend and liquidation rights.

Item 8. Financial Information

See “Item 18: Financial Statements” and the information beginning on page F-1 of this annual report.

Legal Proceedings

On January 27, 2006 the Company settled the patent litigation with Stanelco plc. BioProgress Technology Limited and Stanelco RF Technologies Limited were disputing entitlement to three families of patents relating to the making of water-soluble capsules sealed using radio frequency. Under the main terms of settlement, both parties will be able to commercially exploit all three patent families. Stanelco plc has agreed to issue to BioProgress new ordinary 0.1p shares and/or cash up to a maximum market value of £1,000,000.

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

The plaintiff is asserting three claims including two counts of breach of contract and one count of promissory estoppel. The Company has filed a response to the complaint and filed a counterclaim alleging that the plaintiff failed to pay for product purchased from the Company. The case is progressing.

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International, Inc. allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. On June 22, 2005 the Company announced it had settled the proceedings on confidential terms.

BioProgress PLC, BioProgress Technology International Inc, BioProgress Technology Inc and BioProgress Technology Limited (“BioProgress Group”) were named in 2004 as defendants in a proceeding brought by a former employee. BioProgress Group has now settled this action.

In late 2005, Bioprogress PLC, Bioprogress Technology International Inc and BioTec Films LLC were named as defendants in legal proceedings brought by a former director. The companies named are defending the action and the matter is ongoing.

In addition, the Company has become aware of various allegations regarding a former officer. The Company has reviewed these allegations and has conducted a preliminary investigation into them. The allegations do not relate directly to the assets or business of the Company. In the Company’s view, it is unable to take any further action itself in relation to these allegations, and the Board of Directors has, therefore, decided to refer these matters to appropriate regulatory authorities. The Company is unable to determine whether these matters will be taken further by any of those authorities.

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

	Per share of common stock
	High	Low
	($)	($)
Year Ended
2001	2.88	0.33
2002	0.98	0.31
Quarter Ended
March 31, 2002	0.95	0.40
July 1, 2002	0.98	0.48
September 30, 2002	0.67	0.32
December 31, 2002	0.55	0.31
March 31, 2003	0.51	0.30

	Per ordinary share
	High	Low
	(£)	(£)
Year Ended
2003	0.77	0.22
2004	1.64	0.06
2005	0.88	0.25
Quarter ended
June 30, 2003	0.28	0.22
September 30, 2003	0.59	0.23
December 31, 2003	0.77	0.48
March 31, 2004	1.64	0.62
June 30, 2004	1.25	0.63
September 30, 2004	1.27	0.06
December 31, 2004	1.37	0.60
March 31, 2005	0.88	0.54
June 30, 2005	0.59	0.28
September 30, 2005	0.36	0.25
December 31, 2005	0.60	0.26
Month Ended
January 31, 2006	0.59	0.47
February 28, 2006	0.56	0.49
March 31, 2006	0.51	0.42
April 30, 2006	0.53	0.42
May 31, 2006	0.48	0.38
June 30, 2006	0.47	0.40

In October 2004 the Company established an ADR program and American Depositary Shares represented by American Depositary Receipts each representing 10 ordinary shares were admitted to trading on the NASDAQ national market.

	Per American Depositary Share
	High	Low
	$	$
Quarter Ended
December 31, 2004	24.25	12.35
March 31, 2005	16.72	11.00
June 30, 2005	12.00	5.50
September 30, 2005	6.50	4.51
December 31, 2005	11.16	4.41
March 31, 2006	10.30	7.00
June 30, 2006	9.50	6.91
Month Ended
January 31, 2006	10.30	8.60
February 28, 2006	9.80	7.76
March 31, 2006	8.35	7.00
April 30, 2006	9.50	7.26
May 31, 2006	9.14	7.41
June 30, 2006	8.50	6.91

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

(e)	any contract, transaction, arrangement or proposal for the benefit of the employees of the company or any of its subsidiary undertakings and which does not award any Director any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(f)	any contract, transaction, arrangement or proposal concerning any insurance against liability which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors or group of persons who include Directors.

(8)	A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed by the meeting without any vote being given against it, and any resolution moved in contravention of this provision of the Articles shall be void.

(9)	The Articles provide that statutory provisions which would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as a Director on account of his having reached any specified age, or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall not apply to the company.

(vi)	Transfer of shares

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

Material Contracts

On December 21, 2005, we announced that our wholly-owned subsidiary, Dexo BioPharm Limited, had entered into a joint venture (JV) named Dexo BioGenerics Limited which is 75.1% owned by Dexo BioPharm Limited. The JV partner is a private generics supplier, Crescent Pharma Limited, part of the General Mediterranean Group based in Basingstoke, which supplies a wide range of generic and OTC medicines in the UK. This JV brings significant new skill sets to the Group including manufacturing and regulatory know-how and a wide range of product licenses for generic medicines including NSAIDs, simvastatin and diazepam. These will be combined with our XGEL™ film systems for rapid commercialization. Although there was no consideration payable on the formation of the JV, the development and marketing of enhanced generics will be borne by Dexo BioPharm Limited and the JV marketing and administrative resources will be provided to the JV by the Company and Crescent Pharma Limited.

In January 5, 2006, we completed the acquisition of the entire share capital of Laboratoires Pharmaceutiques Dexo SA (“Dexo SA”) through our wholly-owned subsidiary Dexo BioPharm Limited. Dexo SA is a long standing profitable private company with specific expertise in registering and marketing innovative branded products into the French healthcare system. It operates in the area of registered pharmaceuticals, and specialises in medicines to treat gastrointestinal illness, and products for ear, nose and throat ailments, along with a treatment for Wilson’s Disease (a fatal disorder caused by excessive copper accumulation in the liver and brain, affecting one in 30,000 people world wide). Dexo SA is currently run by Mr Jean-Francois Sfarti, the former CEO of Sanofi Pharma France who will remain as president of Dexo SA, along with the current team, running the operations in France. The consideration for the acquisition of Dexo SA was €12.5 million, €8 million of which was paid in cash and €4.5 million in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares.

In 2006 we announced that we had entered into a joint development agreement with Uluru Inc to develop anti-emetic products utilizing BioProgress’ XGEL™ technology and Uluru’s OraDisc™ technology.

On July 14, 2006 we completed the acquisition of the entire share capital of Segix Farma SRL, an Italian specialty pharma and healthcare company based near Rome. The acquisition was made through a newly-formed subsidiary of Dexo BioPharm Limited, the Company’s pharmaceutical division.

The consideration for the acquisition, of up to €1,950,000, will be satisfied in cash and equity in BioProgress PLC. The cash element comprises a payment of €700,000 on completion, and a further payment to reflect the stock and net cash of Segix held on completion. The equity element comprises up to €1,250,000 in sterling denominated ordinary shares, contingent upon certain events occurring, including the extension or renewal of various product distribution agreements. The shares to be issued will be subject to lock-in periods of up to eighteen months.

Segix is a private company and specializes in the distribution and marketing of established products in the anti-infective, gastrointestinal and oncology therapeutic areas. Segix works with strategic partners and agents, achieving sales coverage for the majority of Italy. Its portfolio currently includes the brands CeporexTM , TamoxifenTM, GabbroralTM, AcyvirTM, CuroximTM, EusaprimTM and LefcarTM. Luigi Baldassarri, Segix’s current general manager, will remain as interim general manager pending the appointment of a replacement.

For the year ended December 31, 2005 Segix generated revenues of €2.6 million and profit of €0.2 million. As at 31 December 2005 Segix had net assets of €1.7 million.

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

Taxation

The following discussion summarizes the material US federal income tax consequences and U.K. tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary applies to you only if you are a beneficial owner of ordinary shares and you are for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	a trust subject to the control of one or more US persons and the primary supervision of a US court; or

•	an estate the income of which is subject to US federal income tax regardless of its source.

This summary applies only to holders who will hold our ordinary shares as capital assets for US federal income tax purposes. This summary is based:

•	upon current U.K. tax law and US federal tax law, and H.M. Revenue and Customs and US Internal Revenue Service practice as of the date of this Form 20-F; and

•	upon the United Kingdom—United States Income Tax Convention that entered into force on April 25, 1980 (the 1980 Treaty), the new income tax treaty that entered into force on March 31, 2003 (the New Treaty), and the United Kingdom—United States Convention relating to estate and gift taxes (the Estate Tax Treaty) as in effect on the date of this Form 20-F.

This summary assumes that the “anti-inversion” provisions of the American Jobs Creation Act of 2004 do not apply to our restructuring. Under that statute and the temporary Treasury Regulations thereunder, a non-US corporation, like us, that was formed as a result of a corporate expatriation transaction with respect to a US corporation, such as the reorganization completed in May 2003, may be treated as a domestic corporation. The legislation applies retroactively, but it and the temporary regulations include a “safe harbor” for corporate groups that, like us, have substantial business operations (relative to the group’s operations as a whole) in the country of the group parent’s incorporation. While we believe the “safe harbor” applies to us, its application is uncertain. If the “safe harbor” is found not to apply, we will be treated as a US corporation under US domestic law, which may result in different tax consequences to you.

The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities dealers, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ordinary shares, holders who hold ordinary shares as part of hedging, straddle or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for US tax purposes is not the US dollar. The following summary also does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of our ordinary shares. In addition, the following summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

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

You should consult your own tax advisers as to the particular tax consequences to you under U.K., US federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ordinary shares.

United Kingdom Tax Consequences

United Kingdom taxation of dividends and distributions. Under current U.K. taxation legislation, no tax will be withheld by us from cash dividend payments.

US holders of ordinary shares will not receive any payment from H.M. Revenue and Customs in respect of any tax credit on dividends paid by us. This is because the Treaty provides for a notional U.K. withholding tax, at a maximum rate of 15%, which exceeds the tax credit of 10% of the gross amount of the dividend (being the cash dividend we have paid plus the tax credit) to which an individual resident (for tax purposes) in the U.K. would have been entitled had he received the dividend.

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

An ordinary share held by an individual whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty, and who is not a national of the U.K., will not be subject to U.K. inheritance tax on the individual’s death or on a lifetime gift, including a transfer at less than full market value, of the ordinary share except where:

•	the ordinary share is part of the business property of a U.K. permanent establishment of an enterprise;

•	the ordinary share pertains to a U.K. fixed base of an individual used for the performance of independent personal services; or

•	any applicable US federal gift or estate tax liability has not been paid.

The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the U.K. in a case where the ordinary share is subject both to U.K. inheritance tax and to US federal estate or gift tax.

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

United States Federal Income Tax Consequences

Taxation of dividends. Subject to the discussion below under “Passive foreign investment company considerations,” the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on an ordinary share will be a dividend for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of your adjusted basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the US federal income tax law.

The amount of any cash distribution that you must include in income will equal the fair market value in US dollars of the pounds sterling or other foreign currency received on the date received by you for the ordinary shares, based on the spot exchange rate on such date, whether or not the payment is converted into US dollars at that time. You will have a basis in any pounds sterling or other foreign currency distributed equal to such US dollar amount. Any gain or loss recognized upon a subsequent disposition of the pounds sterling or other foreign currency will generally be US source ordinary income or loss.

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

The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each US holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for United States foreign tax credit purposes.

We do not currently intend to pay dividends. If we do pay a dividend, you are urged to consult your tax advisers as to the application of the 1980 Treaty, the New Treaty and the Jobs and Growth Tax Relief Reconciliation Act of 2003.

Taxation of capital gains. Upon the sale, exchange or other disposition of an ordinary share, you generally will recognize a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realized (determined in US dollars) and your adjusted tax basis in the ordinary share. Subject to the discussion below under “Passive foreign investment company considerations”, such gain or loss will generally be a capital gain or loss and will generally be treated as US source gain or loss. Such capital gain or loss will be long-term capital gain or loss if you have held the ordinary share for more than one year at the time of the disposition. If you are an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009, generally will be subject to a maximum US federal income tax rate of 15%. If you have held the ordinary share for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at your marginal income tax rate. Capital losses may only be used to offset capital gains, except that US individuals may deduct up to $3,000 of net capital losses against ordinary income. You should consult your own tax advisers regarding the availability of this offset.

Passive foreign investment company considerations. A company’s status as a passive foreign investment company (a PFIC) for US federal income tax purposes is a factual determination made on a year to year basis. We cannot determine our status as a PFIC for our current taxable year or for future taxable years until the close of the applicable tax year. We will be a PFIC if either:

•	75% or more of our gross income in a taxable year is “passive income”, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The US Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

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

In addition, the special PFIC tax rules described above will not apply to you if you make a QEF election, that is, you elect to have us treated as a qualified electing fund for US federal income tax purposes. If we determine that we are a PFIC, we will provide you with such information as you may require from us in order to make an effective QEF election.

If you make a QEF election, you will be required to include in your gross income for US federal income tax purposes your pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not you receive any distributions from us. Your basis in your ordinary shares will be increased to reflect undistributed amounts which are included in your gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to you.

You are urged to consult your own tax adviser concerning the potential application of the PFIC rules to your ownership and disposition of ordinary shares.

United States information reporting and backup withholding. Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the US Internal Revenue Service and possible US backup withholding (currently at a 28% rate). Backup withholding will generally not apply to a holder, however, if such holder furnishes a correct taxpayer identification number and makes any other required certification or if such holder is otherwise exempt from backup withholding. To establish its exempt status, a holder generally must provide its taxpayer identification number and required certifications on US Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. The majority of our expenditures and operating losses are derived from our UK operations. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate with the UK pound sterling. Currency exchange rates are determined by market factors beyond our control and may vary substantially over a period of time. If the UK pound sterling were to strengthen in relation to the US dollar, our sterling denominated income and expenditure would increase when reported in US dollars. The average exchange rate for the 2005 year was $1.81 / £1.00, for 2004 $1.84 / £1.00 and for fiscal 2003 $1.67 / £1.00. A 10% depreciation of the US dollar, giving an increase in the $ / £ average exchange rate, would have approximately increased our 2005 net loss by $1,983,000, our 2004 net loss by $1,236,000 and our 2003 net loss by $493,000. As we begin to expand our operations in continental Europe we will face similar risks relating to fluctuations in the Euro exchange rate.

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

Upon assuming their new positions in 2005, the Company’s principal executive officer and the predecessor to the current principal financial officer evaluated the Company’s disclosure controls and procedures as of December 31, 2004 in the context of a broader review of the Company’s control environment under prior management. In conducting this evaluation, the principal executive officer and the predecessor to the current principal financial officer were concerned that the disclosure controls and procedures in place at the Company under the prior management as of December 31, 2004 may not have been effective to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to the principal executive and principal financial officers by others within the entities for the period ended December 31, 2004 to enable disclosure on a timely basis in conformance with applicable rules and regulations. In particular, there was concern that prior management failed to enact adequate written control procedures and make employees sufficiently aware of existing control procedures (particularly expenditure controls) which may not have allowed for the prompt and careful disclosure of information within the organization.

As a result, in 2005 the Board of Directors engaged independent accountants to evaluate the Company’s controls and procedures (including disclosure controls) and information gathered and reported. The results of this evaluation were still being reviewed and analyzed at the time the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

Although the independent accountants identified certain improvements that could be made in the Company’s controls and procedures, the matters arising from their review were not deemed to be materially significant to warrant the Company’s financial statements to be restated at the 2004 year end. This was confirmed by Grant Thornton UK LLP, the Company’s auditors.

Despite the fact that the independent accountants’ inquiry did not require a restatement of the Company’s financial statements, as a result of this inquiry, the Company’s principal executive officer and the predecessor to the current principal financial officer determined that the disclosure controls and procedures as of December 31, 2004 were not effective for purposes of disclosure of information and enacted relevant measures to improve the Company’s disclosure controls and procedures. They instituted new policies with respect to controls and procedures, including implementing a monetary threshold for expenditures, depending on the seniority of the employee and the division within which the employee is employed, above which direct personal approval of either the principal executive officer or principal financial officer is required. They also made these policies more widely known within the Company by notifying the Company’s employees, either orally or by email, of these policies and of the overall importance of these controls and procedures.

The principal executive officer and the predecessor to the current principal financial officer also oversaw certain changes within the Company’s management with the goal of strengthening the Company’s controls and procedures generally. These include the appointments of a new Company Secretary, Georgina Godby, on July 27, 2005; a new Non-Executive Chairman, Peter Ibbetson, on July 29, 2005; and a new Non-Executive Director, Anthony John Knight, on November 29, 2005. Management also initiated the practice of notifying all employees, either orally or by email, of the existing and new controls and procedures.

The predecessor to the current principal financial officer was employed by the Company as Chief Financial Officer from March 7, 2005. Due to ill health, during the last quarter of 2005 until his resignation on April 28, 2006 he was unable to regularly attend the offices of the Company to carry out his duties. The Company and Grant Thornton have identified the absence of the Chief Financial Officer during this period, and the transition period until the appointment of the new Chief Financial Officer, as a material weakness. As part of improving its internal and disclosure controls, the Company put in place interim measures and then appointed Peter Keen as the new Chief Financial Officer effective July 3, 2006. A material weakness is a significant deficiency, or a combination of significant deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles so that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Grant Thornton is not aware of any impact on the financial statements included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) as a result of the material weakness noted above.

Because the Company’s Chief Financial Officer has only recently joined the Company, he is unable to provide the certifications required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the 2005 Form 20-F. The new Chief Financial Officer intends to conduct a thorough review of the Company’s controls and procedures and has the full support of the Company’s Board of Directors, Audit Committee and Chief Executive Officer.

In light of the material weakness identified and the absence of the Section 302 and 906 certifications in connection with the Company’s filing of the 2005 Form 20-F, the Company has concluded that its disclosure controls were not effective.

The principal executive officer and principal financial officer have established as one of their highest priorities the continual monitoring of the Company’s disclosure controls and procedures throughout the rest of the current fiscal year and the enactment of further remedial measures as necessary to enable the gathering and review of information and the making of any required disclosures on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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

Item 16B. Code of Ethics.

The Board of Directors adopted a code of ethics applicable to the Company’s principal executive officer, principle financial officer, principal accounting officer or controller, or for persons performing similar functions. The code of ethics was amended and restated effective as of June 8, 2006. In accordance with applicable SEC rules, the amended and restated code of ethics is filed as an exhibit to this annual report. The code is also publicly available on the Company’s website.

Item 16C. Principal Accountant Fees and Services.

During each of the last three fiscal years, Grant Thornton UK LLP (formerly know as Grant Thornton), Registered Auditors and Chartered Accountants, have acted as our independent auditors.

Audit Fees

Grant Thornton billed us approximately $131,926 in 2005 (as compared to $189,705 in 2004 and $55,928 in 2003) including fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

Grant Thornton billed us approximately $81,324 in 2005 (as compared to $158,395 in 2004 and $344,623 in 2003). Audit-related services principally include due diligence examinations, as well as acting as reporting accountants under U.K. Listing Authority regulations and related SEC regulations. Of the $344,623 Grant Thornton billed us for audit related services in 2003, $124,192 were charged to additional paid in capital in respect of work in connection with common stock issues in the year.

Tax Fees

Grant Thornton billed us approximately $104,818 in 2005 (as compared to $254,168 in 2004 and $35,060 in 2003) for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services. For fiscal 2003, $7,513 of these fees were charged to additional paid in capital in respect of work in connection with common stock issues in the year.

All Other Fees

During 2005 the Company incurred no other fees from Grant Thornton (as compared to $51,570 in 2004 and $nil in 2003). The fees charged in 2004 related to due diligence work carried out as part of the acquisition of certain assets of Aquafilm.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibits
1.1	Certificate of Incorporation(7)

2.1	Specimen Share Certificate(7)

2.2	Memorandum of Association(7)

2.3	Articles of Merger(7)

2.4	Articles of Association adopted as of June 20, 2006(11)

2.5	Audit Committee Terms of Reference(11)

4.1	Reorganization Agreement between the Company and BioProgress Technology (2)

4.2	Acquisition Agreement—DHA Nutrition(3)

4.3	Acquisition Agreement—BioProgress Limited (UK)(3)

4.4	Amendment to Acquisition Agreement—BioProgress Limited (1)

4.5	Employment Agreement—Edward I. Nowak(3)

4.6	Professional Services Agreement—The Jade Partnership International, Inc.(3)

4.7	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(3)

4.8	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(3)

4.9	TruTona Purchase Agreement(3)

4.10	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(4)

4.11	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(4)

4.12	Master License Agreement, dated as of February 3, 2004, between FMC Corporation (“FMC”) and BioProgress Technology International, Inc. a Nevada Corporation which is a wholly owned subsidiary of the Company (8)*

4.13	Framework Agreement, dated as of February 3, 2004, between FMC and the Company (8)*

4.14	Intellectual Property License Agreement, dated as of March 8, 2004, between BioProgress Technology International, Inc., Perrigo R&D Company and Perrigo Company (8)*

4.15	Equipment Purchase Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.16	Film Supply Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.17	Option Agreement—Barry J. Muncaster(5)

4.18	Option Agreement—Edward Nowak(5)

4.19	Option Agreement—Gregory L. Bowers(5)

4.20	Option Agreement—Graham R. M. Hind(5)

4.21	Option Agreement—James T. C. Longley(5)

4.22	Option Agreement—Larry C. Shattles(5)

4.23	Option Agreement—Malcolm D. Brown(5)

4.24	Premises lease—Hostmoor property(6)

4.25	Agreement to lease—Hostmoor property(6)

4.26	Agreement for Supply of Prototype Machine, dated July 10th, 2001, between the Company and Farmasierra, S.A.(6)

4.27	2002 Common Stock Offering of up to 600 units, including warrants(6)

4.28	Product Development Agreement, dated November 26, 2001, between the Company and The Boots(7)

4.29	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company and Boots Healthcare International Limited (7)

4.30	License Agreement between Convatec, a division of E.R. Squibb & Sons, L.L.C. and BioProgress Technology International, Inc., together with an amendment dated 11 November 2002(7) *

4.31	Consultancy Agreement, dated March 10, 2003, between Barry J. Muncaster and the Company (7)

4.32	Agreement and Plan of Merger and First Amendment thereto (7)

4.33	Loan Agreement, dated January 29, 2003, between BioProgress Technology International, Inc. and Farmasierra, S.A. (7)

4.34	Memorandum of Variation #7, dated as of August 22, 2002, between BioProgress Technology International, Inc. and Consolidated EcoProgress Technology, Inc. (7)

4.35	Service Agreement, dated April 17, 2003, between the Company and Graham Hind(7)

4.36	Deed of Termination, dated April 7, 2004, among Peter Black Advanced Technologies Limited, Peter Black Healthcare Limited, BioProgress Technology International, Inc. and BioProgress Technology Limited (8)

4.37	Asset Purchase Agreement, dated March 7, 2004, by and among Bio Films LLC, Aquafilm LLC, Aquafilm USA, Inc. and Each of the Stockholders of Aquafilm, Inc. (8)

4.38	Service Agreement, dated April 17, 2003, between the Company and Malcolm David Brown (7)

4.39	Appointment as Non-Executive Director, between the Company and Peter Glynn-Jones (8)

4.40	Appointment as Non-Executive Director, between the Company and Alan Clarke (8)

4.41	Appointment as Non-Executive Director, between the Company and Graham Cole (8)

4.42	Appointment as Non-Executive Director, between the Company and Tony Fabrizi (10)

4.43	Subscription Agreement, dated September 30th, 2004, between the Company, the Investor named therein and Collins Stewart Limited (10)

4.44	Supplemental Agreement, dated June 1st, 2005, between the Company and Citadel Equity Fund Ltd (10)

4.45	Equipment Purchase Agreement, dated February 3rd, 2004, between Harro Hoefliger Verpackungsmaschinen GmbH and the Company (10)

4.46	Agreement for the developments of a proof-of-principal automated tablet encapsulating machine, dated March 2nd, 2005, between the GB Innomech Limited and BioProgress Technology Limited (10)

4.47	Agreement relating to Production of XGel™ Film, dated February 4th, 2005, between the Biocustom Limited and Custom Pharmaceuticals Limited (10)

4.48	Supply Agreement, dated September 30th, 2004, between Bio Tec Films, LLC and AXM Pharma (Shenyang) Inc. (10)*

4.49	Net Lease – Florida property (10)

4.50	Net Lease – Florida property (10)

4.51	Deposit Agreement relating to American Depositary Receipts, dated September 9th, 2004, between the Company and JPMorgan Chase Bank and the Holders of American Depositary Receipts (9)

4.52	Resignation as Non-Executive Director, between the Company and Tony Fabrizi (11)

4.53	Rules of Executive Share Option Scheme (11)

4.54	Contract for Sale – Hostmoor property (11)

4.55	Form of Joint Venture Agreement, dated December 20th, 2005, between Dexo Biopharm Limited, Crescent Pharma Limited, Luma Auchi, Mohammed Aldoori and Dexo Biogenerics Limited (11)

4.56	License Agreement, dated December 20th, 2005, between Crescent Pharma Limited and Dexo Biogenerics Limited (11)

4.57	License Agreement, dated December 20th, 2005, between the Company and Dexo Biogenerics Limited (11)

4.58	Loan Agreement, dated December 20th, 2005, between Dexo Biopharm Limited and Dexo Biogenerics Limited (11)

4.59	Services Agreement, dated December 20th, 2005, between the Company and Dexo Biogenerics Limited (11)

4.60	Services Agreement, dated December 20th, 2005, between Crescent Pharma Limited and Dexo Biogenerics Limited (11)

4.61	Share Purchase Agreement, dated December 20th, 2005, between the Company and Dexo Biopharm France-In-Formation (11)

4.62	Orderly Market Agreement, dated January 6th, 2006, between the Company, Bridgewell Securities Limited and the Shareholders (11)

4.63	Lock-up Agreement, dated January 5, 2006, between the Company, Bridgewell Securities Limited and the Shareholders (11)

4.64	Appointment as Non-Executive Director, between the Company and Tony Knight (11)

4.65	Appointment as Non-Executive Director, between the Company and Alan Clarke (11)

4.66	Appointment as Non-Executive Director, between the Company and Peter Ibbetson (11)

4.67	Research Collaboration and Option Agreement, dated May 3rd, 2006, between Dexo Biopharm Limited and Uluru Inc. (11)

4.68	Service Agreement, dated June 14th, 2006, between the Company and Peter Keen (11)

4.69	License to Assign and Authorized Guarantee Agreement – Hostmoor property (11)

4.70	Transfer of Title – Hostmoor property (11)

4.71	Premises lease – Science Park property (11)

8.1	List of the Company’s Subsidiaries (11)

10.1	Consent of Grant Thornton UK LLP (11)

11.1	Code of Conduct of the Company, effective as of 8 June 2006 (11)

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer(11)

13.1	Section 1350 Certification of Chief Executive Officer(11)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.
(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.
(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.
(7)	Filed as an exhibit to the Registration Statement/Proxy Statement of BioProgress PLC and BioProgress Technology International, Inc. filed December 20, 2002 and amended March 19, 2003, May 7, 2003 and May 16, 2003 (Registration Number 333-102045).
(8)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2003.
(9)	Filed as an exhibit to the Company’s Form F-6 dated September 21, 2004.
(10)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2004.
(11)	Filed as an exhibit herewith.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOPROGRESS PLC

By:	/s/ Richard Trevillion
Name:	Richard Trevillion
Title:	Chief Executive Officer

Date: July 21, 2006

BIOPROGRESS PLC

BIOPROGRESS PLC AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BioProgress PLC:

We have audited the accompanying consolidated balance sheets of BioProgress PLC as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioProgress PLC at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the periods ended December 31, 2005, in conformity with generally accepted accounting principles generally accepted in the United States of America.

Grant Thornton UK LLP

/s/ Grant Thornton UK LLP

Cambridge

July 18, 2006

BIOPROGRESS PLC

Consolidated Balance Sheets

As of December 31,

	2005	2004
	$	$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	11,216,448	27,353,598
Accounts receivable, net of allowance for doubtful debts of $734,495 (2004: $501,200)	1,071,950	509,389
Amounts due from related parties	—	237,913
Inventories	780,716	3,333,825
Prepaid expenses and other current assets	1,157,297	994,626

Total current assets	14,226,411	32,429,351

PROPERTY, PLANT AND EQUIPMENT, net	3,225,822	3,740,247
OTHER LONG TERM ASSETS	422,342	465,776
DEBT ISSUE COSTS	—	4,239,468
INTANGIBLE ASSETS, net	3,236,826	3,791,764
GOODWILL	3,875,395	3,688,009

Total assets	24,986,796	48,354,615

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	2,003,597	1,926,545
Accrued rent deposit	422,342	465,776
Accrued expenses and other current liabilities	1,020,304	490,683

Total current liabilities	3,446,243	2,883,004

LONG TERM LIABILITIES
4% convertible bond	—	9,467,000
Commitments and contingent liabilities	3,324,830	3,324,830

	3,324,830	12,791,830

Convertible 4% preference shares of £0.005 each, 80,000 authorized;	—	—

4% redeemable preference shares of £0.005 each, 90,000 authorized;	—	—

STOCKHOLDERS’ EQUITY:
Common stock, £0.01 par value 240,000,000 shares authorized; 123,076,259 shares issued and outstanding as of December 31, 2005 and 117,797,637 shares issued and outstanding as of December 31, 2004	2,082,265	1,986,870
Additional paid-in capital	86,327,701	75,690,040
Accumulated deficit	(69,439,842)	(46,687,366)
Subscriptions receivable	—	(500,000)
Accumulated other comprehensive income	(754,401)	2,190,237

Total stockholders’ equity	18,215,723	32,679,781

Total liabilities and stockholders’ equity	24,986,796	48,354,615

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statements of Operations

For the years ended December 31,

	2005	2004	2003
	$	$	$
NET REVENUE	8,004,642	4,618,564	1,684,911

COST AND EXPENSES:

Cost of revenues	4,804,063	3,142,247	275,549
General and administrative expenses	10,203,773	7,813,347	4,384,395
Depreciation and amortization	1,477,855	1,040,667	292,879
Research & development	3,439,772	513,457	171,959
Consulting fees	871,040	2,154,619	357,499
Professional fees	4,176,330	3,204,785	273,905

Total cost and expenses	24,972,833	17,869,122	5,756,186

Loss from operations	(16,968,191)	(13,250,558)	(4,071,275)

OTHER INCOME AND EXPENSES

Transactional foreign currency gain / (loss)	1,644,552	(788,290)	(845,635)
Loss on redemption of convertible bond	(7,542,619)	—	—
Interest income	785,662	932,912	50,639
Interest expense	(671,880)	(313,379)	(32,266)

Loss from continued operations before income tax	(22,752,476)	(13,419,315)	(4,898,537)
Income tax benefit	—	—	30,484

Loss from continuing operations	(22,752,476)	(13,419,315)	(4,868,053)
Gain from discontinued operations	—	—	291,541

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	(22,752,476)	(13,419,315)	(4,576,512)

NET LOSS PER COMMON SHARE — BASIC AND DILUTED:
Loss per share from continuing operations	(0.19)	(0.12)	(0.07)
Loss per share from discontinued operations	—	—	—
NET LOSS PER COMMON SHARE	(0.19)	(0.12)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	121,001,000	113,325,006	70,372,161

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statement of Changes in Stockholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

	Common		Additional Paid-in Capital	Accumulated Deficit	Subscriptions Receivable	Accumulated Other Comprehensive Income/(loss)	Total
	Share	Amount
		$	$	$	$	$	$
BALANCE at December 31, 2002	50,120,846	50,121	28,742,177	(28,691,539)	—	242,171	342,930
Net loss	—	—	—	(4,576,512)	—	—	(4,576,512)
Currency translation adjustment	—	—	—	—	—	484,318	484,318

Comprehensive loss							(4,092,194)

Unit penalty liability converted into equity	—	—	535,875	—	—	—	535,875
Cash contributions from investors	—	—	300,236	—	—	—	300,236
Accrued directors salaries converted into equity	450,021	—	236,500	—	—	—	236,500
Re-incorporation	(50,570,867)	(50,121)	(14,143,660)	—	—	—	(14,193,781)
Issuance of common stock	101,876,614	1,694,280	34,451,550	—	—	—	36,145,830
Common stock issue costs	—	—	(2,305,627)	—	—	—	(2,305,627)
Re-incorporation expenses	—	—	(367,816)	—	—	—	(367,816)
Conversion of series B preference shares	—	—	853,571	—	—	—	853,571
Exercise of options	561,457	10,051	366,473	—	—	—	376,524

BALANCE at December 31, 2003	102,438,071	1,704,331	48,669,279	(33,268,051)	—	726,489	17,832,048

Net loss	—	—	—	(13,419,315)	—	—	(13,419,315)
Currency translation adjustment	—	—	—	—	—	1,463,748	1,463,748

Comprehensive loss							(11,955,567)
Re-incorporation	—	—	(542,795)	—	—	—	(542,795)
Issuance of common stock	10,341,373	190,762	20,625,033	—	—	—	20,815,795
Subscriptions receivable	—	—	—	—	(500,000)	—	(500,000)
Common stock issue costs	—	—	(838,019)	—	—	—	(838,019)
Redemption of preference shares	—	—	(865,360)	—	—	—	(865,360)
Warrants granted related to debt issuance costs	—	—	4,357,750	—	—	—	4,357,750
Exercise of options and warrants	5,018,193	91,777	4,284,152	—	—	—	4,375,929

BALANCE at December 31, 2004	117,797,637	1,986,870	75,690,040	(46,687,366)	(500,000)	2,190,237	32,679,781

Net loss	—	—	—	(22,752,476)	—	—	(22,752,476)
Currency translation adjustment	—	—	—	—	—	(2,944,638)	(2,944,638)

Comprehensive loss							(25,697,114)
Issuance of common stock	5,278,622	95,395	3,519,005	—	—	—	3,614,400
Deemed equity element on redemption of convertible bond	—	—	7,118,656	—	—	—	7,118,656
Subscriptions received in the year	—	—	—	—	500,000	—	500,000

BALANCE at December 31, 2005	123,076,259	2,082,265	86,327,701	(69,439,842)	—	(754,401)	18,215,723

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Consolidated Statements of Cash Flows

For the years ended December 31,

	2005	2004	2003
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(22,752,476)	(13,419,315)	(4,576,512)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,477,855	1,040,667	292,879
Amortization of debt issue costs	371,885	223,131	—
Gain from discontinued operations	—	—	(291,541)
Loss on redemption of convertible bond	7,542,619	—	—
Non-cash share issue re settlement	632,520	—	—
Changes in operating assets and liabilities:
Accounts receivable	(608,969)	(483,124)	16,116
Amounts receivable from related parties	216,238	69,102	50,270
Amounts due to related parties	—	(74,514)	(324,113)
Inventories	2,249,378	(2,875,217)	—
Prepaid expenses and other current assets	(253,288)	189,755	(913,580)
Accounts payable	252,571	1,220,929	(559,366)
Accrued expenses and other current liabilities	944,706	147,907	(472,620)
Other long term assets	1,000	(48,320)	—
Deferred tax	—	—	(30,484)

Net cash used in operating activities	(9,925,961)	(14,008,999)	(6,808,951)

CASH FROM INVESTING ACTIVITIES:
Re-incorporation expenses	—	—	(367,816)
Purchases of property, plant and equipment	(486,137)	(1,561,846)	(122,980)
Purchase of patents and trademarks	—	—	(25,043)
Purchase of Aquafilm	—	(3,500,000)	—

Net cash used in investing activities	(486,137)	(5,061,846)	(515,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of common stock	500,000	30,087,164	12,223,392
Common stock issue expenses	—	(838,019)	(2,305,627)
Cash contributions from investors	—	—	300,236
Proceeds from exercise of options and warrants	—	3,880,663	376,524
Repayment of Preference shares	—	(866,730)	—
Redemption of convertible bonds	(2,981,880)	—	—
Proceeds from issue of convertible bonds	—	8,915,500	—
Costs of convertible bond issue	—	(104,849)	—
Repayment of bank overdraft	—	—	(644,823)

Net cash (used)/provided by financing activities	(2,481,880)	41,073,729	9,949,702

Effects of exchange rate changes on cash and cash equivalents	(3,243,172)	2,000,784	713,622

Net (decrease)/increase in cash and cash equivalents	(16,137,150)	24,003,668	3,338,534
CASH AND CASH EQUIVALENTS, beginning of year	27,353,598	3,349,930	11,396

CASH AND CASH EQUIVALENTS, end of year	11,216,448	27,353,598	3,349,930

Supplemental disclosure of cash flow information

	2005	2004	2003
	$	$	$
Cash paid for interest	9,036	887	—
Cash paid for income taxes	—	—	127,749

Non Cash Transactions

On June 9, 2005 the Company issued 4,285,714 ordinary shares of £0.01 each at an issue price of £0.385 ($0.69) per share, proceeds being £1,650,000 less expenses ($2,981,800). These were used as part settlement of the Convertible Bond.

On June 15, 2005 the Company issued 992,908 ordinary shares of £0.01 at an issue price of £0.3525 ($0.64) per share, share proceeds being £350,000 ($632,520) in settlement of a legal dispute with Mr. Charles Tatnell.

In 2004, the Company exchanged 3.5 million warrants for the underwriting costs relating to the bond issuance. The fair value of the warrants was $4,357,750.

The purchase price of Aquafilm included a $7,500,000 earn out provision. At the date of acquisition, $3,324,830 was recorded as a contingent liability.

In December 2004 options were exercised over 1,000,000 ordinary shares at an issue price of $0.50 per share. Consideration for these shares was deferred for one year, and was received during the year ended December 31, 2005.

In 2003, the Company issued 53,612,544 ordinary shares at £0.01 each as non-cash consideration for the merger of the Company with BioProgress Technology International Inc.

In 2003, the Company issued 15,120,901 ordinary shares at £0.01 each for cash consideration of which $9,814,164 was received between January 2 and 5, 2004.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BIOPROGRESS PLC

Notes to the consolidated financial statements for the years ended 31 December, 2005, 2004 and 2003

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

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of BioProgress plc (“the Company”) and its wholly owned subsidiaries: BioProgress Technology International, Inc., BioProgress Technology, Inc., BioProgress Technology Limited, BioTec Films, LLC and DHA Nutrition Limited. All significant intercompany transactions and balances have been eliminated.

Reclassification

Certain amounts in the 2003 and 2004 financial statements have been reclassified to conform to the 2005 financial statement presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include accounting for stock options, the assessment of recoverability of long-lived assets (specifically goodwill and acquired intangibles) and the establishment of an allowance for doubtful accounts. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent all highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Credit is given based on evaluation of a customer’s financial condition. Accounts receivable are generally due within 30 days of invoicing. Accounts outstanding longer than contractual payment terms are considered past due. The Company records an allowance on a specific basis by considering a number of factors, including the length of time the accounts receivable are overdue, the Company’s previous loss history, and the condition of the general economy and industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited back to bad debt expenses in the period the payment is received.

Goodwill

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value.

Goodwill is not amortized, but is tested for impairment annually and whenever an impairment indicator arises using a fair value approach. We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company carried out an annual impairment review and determined that no impairment provision is required.

Inventory

Inventory and work in progress are stated at the lower of cost and net realizable value and are maintained on a first-in, first-out basis. Costs includes direct costs plus attributable overheads for work in progress.

Revenue Recognition

A majority of revenue represents sales of inventory, and the related fees charged to the customer for shipping. The Company’s policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is at the time of shipment. Service revenues, from the creation of new products for customers, are recognized upon the completion of the service. The Company reduces revenue for customer returns and other allowances which totaled $192,864, $101,400 and $nil for the years ended December 31, 2005, 2004 and 2003 respectively.

The Company also generates revenue from licensing the rights to use intellectual property in the XGEL®, the sale of the XGEL®, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGEL® are recognized when there is persuasive evidence of an agreement with a customer, collectibility is reasonably assured, the fee is fixed or determinable, and the Company has no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract.

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

Earnings Per Share

Basic and diluted loss per common share were calculated based upon the net loss available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. There are 11,691,065 stock options outstanding at December 31, 2005, (2004: 5,560,447) and 12,453,895 warrants, (2004: 12,453,895) which are not included in the earnings per share calculation as they would be anti-dilutive.

Concentration of Credit Risk

In fiscal year 2005 one customer accounted for 81% of total revenues. At December 31, 2005 $856,203 was due from this customer.

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

The revenues of the Company relate to sales to corporations located in the United States of America and Great Britain.

Changes in the Company’s allowance for doubtful accounts are as follows:

	2005	2004
	$	$
Balance as of January 1	501,200	—
Bad debt expense	238,168	501,200
Accounts written off	(4,873)	—

Balance as of December 31	734,495	501,200

Property, Plant and Equipment

Expenditure relating to property, plant and equipment is capitalized where this cost is greater than $1,000 individually or between aggregated transactions.

Depreciation of property, plant and equipment is provided for using the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 20 years. Amortization of leasehold improvements is provided for over the lesser of the useful life or the related lease term.

Intangibles

Trademarks, licenses and patents are included at cost and amortized in equal annual installments over a period of 10 years, which is their estimated useful economic life. Provisions are made for any known impairments, which generally occur through technological obsolescence.

Goodwill is not amortized, but tested for impairment, at least annually. Intangible assets with estimable useful lives, consisting primarily of non-compete agreements, technology and know-how, and customer relationships, are amortized on a straight-line basis over the estimated useful lives of 5 to 15 years.

Debt Issue Costs

Issue costs have been capitalized and amortized over the life of the underlying financial instrument.

Long-Lived Assets and Impairment Testing

Long-lived assets and certain amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of such assets and eventual disposition. Measurement of an impairment loss for long-lived assets and certain amortizable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain amortizable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Financial Instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities and marketable securities. The Company performs ongoing credit evaluations of its customers’ financial positions.

The fair values of financial instruments are deemed to be equivalent to the carrying amounts as cash and cash equivalents, bank overdraft, accounts payable, certain accrued expenses and accounts receivable are short term items and readily convertible into cash.

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

Foreign Currency Translation

The functional currency of the Company is the British pound. The financial statements of non US companies are translated into US Dollars using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts with currency translation adjustments reflected in other comprehensive loss in stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statement of operations. The transactional currency gain for the year ended December 31, 2005 was $1,644,552, compared to a loss of $788,290 in the year ended December 31, 2004 and $845,635 in the year ended December 31, 2003.

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

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by that Statement. The weighted average fair value at date of grant for options granted during 2005 was $0.45, (2004: $0.98, 2003: $0.54) per option. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an annual forfeiture rate of nil (2004: 2.5%, 2003: 2.5%) together with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	5.20%	5.06%	5%
Dividend yield	0%	0%	0%
Volatility factor	70%	70%	116%
Estimated life	5 years	5 years	5 years

Had the Company’s option plan and the options granted to stockholders been accounted for under SFAS No.123, the Company’s charge to income for 2005 would have been $nil (2004: $nil, 2003: $3,883,022) for warrants and for options it would have been $3,180,643 (2004: $416,426, 2003: $301,964). Net loss and loss per share would have been increased to the following pro-forma amounts.

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Net loss applicable to common shareholders	$(22,752,476)	$(13,419,315)	$(4,576,512)
Employee compensation	$(3,180,643)	(416,426)	(4,184,986)

Pro-forma net loss applicable to common shareholders	$(25,933,119)	$(13,835,741)	$(8,761,498)

Pro-forma net loss per share applicable to common stockholders — basic and diluted	$(0.21)	$(0.12)	(0.12)

Retirement benefits

Pension charges in the statement of operations represent the amount of the contributions payable to defined contribution pension schemes during the year. The pension cost included in the statement of operations for 2005 was $153,612 (2004: $226,541, 2003: $99,646)

New Accounting Pronouncements

In January 2006 the FASB issued FASB Statement No. 155 ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (‘FAS 155’). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact the adoption of FAS 155 will have.

In June 2005, the Financial Accounting Standards Board issued SFAS 154; Accounting Changes and Error Corrections, a replacement for APB Opinion No. 20 and FAS 3 (SFAS154). This statement replaces Opinion 20 and FAS 3, and changes the requirements for the accounting for, and reporting of, a change in accounting principle. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for BioProgress PLC for the period beginning January 1, 2006. This standard is not expected to have an impact on the results of operations, financial position and cash flows.

In November, 2005 The Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of impairment other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance of this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 24 Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP FAS 115-1 is effective for BioProgress PLC for the period beginning January 1, 2006. This standard is not expected to have an impact on the results of operations, financial position and cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on BioProgress’s present or future financial statements.

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

3.	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation, and consist of the following at December 31:

	2005	Estimated Useful Lives(years)	2004	Estimated Useful Lives(years)
Leasehold improvements	$473,731	6	$485,038	6
Heavy equipment and plant	$2,084,010	20	$2,292,907	20
Machinery and equipment	$2,290,690	4	$1,777,589	4
Office equipment	$833,014	4	$894,361	4
Laboratory equipment	$180,978	6	$181,806	6

	$5,862,423		$5,631,701
Less — Accumulated depreciation	$2,636,601		$1,891,454

Total	$3,225,822		$3,740,247

The depreciation expense was $927,094 for 2005, (2004: $626,573, 2003: $288,785)

4.	Intangible Assets

The components of the Company’s intangible assets subject to amortization are as follows:

	2005	2004
Trademarks, licenses and patents	$1,470,118	$1,470,118
Non-compete agreements	$1,610,000	$1,610,000
Technology & know-how	$2,140,000	$2,140,000
Customer relationships	$410,000	$410,000

	$5,630,118	$5,630,118
Less accumulated amortization	$2,393,292	$1,838,354

Net intangible assets	$3,236,826	$3,791,764

Amortization expense relating to intangible assets during 2005 was $550,761, (2004: $414,094, 2003: $4,094). The following table provides information regarding estimated amortization expense on the remaining intangibles for each of the following years ended December 31:

Year	Amortization Expense
2006	$550,761
2007	$550,761
2008	$550,761
2009	$247,761
2010	$146,761

5.	Debt Issue Costs

Costs relating to the issue of the convertible bond were capitalized and amortized over the original life of the bond, being 5 years. The convertible bond was redeemed during the year, consequently the residual carrying amount of the capitalized finance costs relating to the bond has been written off to the statement of operations.

	2005	2004
Capitalized issue costs	$4,462,599	$4,462,599
Less accumulated amortization	$595,016	$223,131
Less write off of capitalized finance costs	$3,867,583	—

	$—	$4,239,468

6.	Inventories

	2005	2004
Raw materials	$534,446	$613,462
Work in progress	$217,861	$2,637,053
Finished goods	$28,409	$83,310

	$780,716	$3,333,825

As at December 31, 2004, work in progress included an amount of $1,949,723 which was written off to development expenditure during the year ended December 31, 2005.

7.	Prepaid expenses and other current assets

	2005	2004
Prepaid expenses	$897,086	$468,545
Other current assets	$260,211	$526,081

	$1,157,297	$994,626

8.	Commitments and Contingencies

a) Operating Lease Obligations

Minimum future lease payments under the non-cancelable operating leases entered into are summarized as follows:

2005
2006	$197,681
2007	$49,101
2008	$1,419
2009	—
2010	—
Thereafter	—

TOTAL	$248,201

Rental expenses under operating leases totaled $381,852 for the year ended December 31, 2005 (2004: $220,182, 2003: $205,349). There is no contingent rent or option to purchase under these lease agreements as at December 31, 2005.

During 2005 the Company gave notice of its intention to move out of its existing UK premises in Hostmoor, March, and relocated to Cambridge during February, 2006.

b) Legal Proceedings

In 2004, BioTec Films, LLC was named as Defendant in a proceeding by Momentus Solutions LLC who are claiming damages in excess of US $1 million for breach of contract. The Company believes it has a meritorious defence and intends to defend its interests vigorously.

On 05 January, 2006 the Company settled the litigation with Stanelco Plc, whereby BioProgress Technology Limited and Stanelco RF Technologies Limited were disputing entitlement to three families of patents relating to the making of water-soluble capsules sealed using radio frequency. Under the main terms of settlement, both parties will be able to commercially exploit all three patent families. Stanelco Plc issued to BioProgress new ordinary 0.1p shares with a market value of £1,000,000 ($1,720,900).

c) Earn-out Provision

Under the terms of the acquisition of certain assets of Aquafilm which were then transferred into BioTec Films, LLC, part of the consideration ($7.5 million) is based on an earn-out against the future net earnings of the business on a dollar for dollar basis. At the year-end the directors’ estimate of the probable liability is $3,324,830 (2004: $3,324,830). A further $4,175,170 (2004: $4,175,170) of contingent consideration has not been provided for in accordance with SFAS 141. The directors’ believe that it is not possible to determine the fair value of the earn-out, given the indefinite period over which the liability will be payable.

9.	Income Taxes

The Company does not have any current income taxes expense because of tax net operating losses for the years ended December 31, 2005, 2004 and 2003. The 2003 year tax benefit is from the change in the deferred tax liability. The Company has net operating loss carry forwards of approximately $38,962,000 (2004: $26,535,000) available in the US and in the UK for 2005, 2004 or 2003 available to carry forward against taxable profits in each country, subject to agreement with the relevant tax authorities. These net operating loss carry forwards begin to expire in the fiscal year ending 2015. The Company has provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses due to the uncertainty of their ultimate realization.

The following table summarizes the differences between the Company’s effective tax rate and the statutory federal rate as follows:

	2005	2004	2003
Statutory federal rate	(34)%	(34)%	(34)%
Increase (decrease) resulting from:
Non-deductible items	15.1%	0.4%	1.9%
Valuation allowance	18.9%	33.6%	33.5%
Foreign taxes differential	0.0%	0.0%	(1.4)%

Effective tax rate	0%	0%	0%

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2005	2004	2003
	$	$	$
Write down in investments	—	—	855,514
Accrued expenses	—	—	89,562
Book vs. tax depreciation	178,569	110,676	77,524
Net operating loss and other carried forwards	13,068,687	9,022,922	4,685,004

Deferred tax assets	13,247,256	9,133,598	5,707,604
Less valuation allowance	(13,247,256)	(9,133,598)	(5,707,604)

Net deferred tax assets	—	—	—

10.	Related Parties

The following table provides a breakdown of amounts due from/(to) related parties. A summary of the transactions is shown after the table:

	Amounts due from/(to) related parties 2005	Amounts due from/(to) related parties 2004
	$	$
Jade Partnership International, Inc	—	237,913

Jade Partnership International, Inc

Mr. M D Brown, was a director of the Company until May 2004, and is a shareholder in Jade Partnership International Inc. The balance had arisen due to historical trading and the amount outstanding at December 31, 2004 was settled during the year.

11.	Common Stock

On June 9, 2005 the Company issued 4,285,714 ordinary shares of £0.01 each at an issue price of $0.69 (£0.385) per share, being $2,981,800 (£1,650,000). These were used as part settlement of the Convertible Bond, as detailed in Note 15.

On June 15, 2005 the Company issued 992,908 ordinary shares of £0.01 each at an issue price of $0.64 (£0.3525) per share, being $632,520 (£350,000) in settlement of the legal dispute with Mr. Charles Tatnell.

On March 5, 2004 the Company issued 10 million ordinary shares of £0.01 each at an issue price of $2.03 (£1.10) per share proceeds being $20.3 million (£11 million) less expenses.

On April 1, 2004 options were exercised in respect of 625,000 ordinary shares of £0.01 each at an issue price of $0.35 (£0.18) per ordinary share, total proceeds were $220,574 (£121,528). Warrants were also exercised on that date in respect of 2,327,086 ordinary shares of £0.01 each at prices ranging from $1.00 (£0.55) to $2.50 (£1.38) per ordinary share, total proceeds were $2,504,319 (£1,379,790).

On April 30, 2004 options and warrants were exercised over 320,000 ordinary shares of £0.01 each, at issue prices between $0.33 (£0.18) and $1.00 (£0.55) per share, total proceeds were $164,046 (£91,644).

On October 5, 2004 options were exercised over 420,158 ordinary shares of £0.01 each at issue prices ranging from $1.00 (£0.55) to $2.50 (£1.38) per share, total proceeds were $476,211 (£262,375).

On October 18, 2004 warrants were exercised over 225,949 ordinary shares of £0.01 each at prices ranging from $1.00 (£0.55) to $1.50 (£0.84) per share, total proceeds were $316,132 (£200,184).

On October 31, 2004 options were exercised over 100,000 ordinary shares of £0.01 each at an issue price of $1.54 (£0.84), total proceeds were $154,381 (£84,269).

On November 16, 2004 the Company issued 341,373 ordinary shares of £0.01 each at an issue price of $ 1.59 (£0.84) in consideration for the transfer to the Company of an equivalent number of shares of series C preferred stock in BioProgress Technology International, Inc.

On December 31, 2004 options were exercised over 1,000,000 ordinary shares of £0.01 each at an issue price of $0.50 (£0.26). $500,000 (£261,575) was received during 2005.

12.	Stock Option Plan

The Company has two stock option plans for employees and directors of the Company. Details of the options outstanding as at December 31 are given below.

	2005		2004		2003
	Options	Weighted Average exercise price	Options	Weighted Average exercise price	Options	Weighted average exercise price
Options outstanding at January 1	5,560,447	$0.96	6,286,393	$0.68	6,366,457	$0.95
Exercised	—	—	(2,362,500)	$(0.59)	(561,457)	$(0.67)
Granted *	11,000,000	$0.50	2,341,439	$1.46	2,486,393	$0.76
Expired	—	—	(2,500)	$(0.54)	—	—
Cancelled or forfeited	(4,869,382)	$(0.88)	(702,385)	$(1.45)	(2,005,000)	$(1.63)

Options outstanding at December 31	11,691,065	$0.53	5,560,447	$0.96	6,286,393	$0.68

The weighted average fair value of the options granted during the year was $0.45, (2004: $0.98, 2003: $0.50).

*	During the year 5,000,000 options were granted to Mr. D Farrow and 6,000,000 options were granted to Mr. R Trevillion. Of these, 1,500,000 and 2,000,000 respectively will only vest and be exercisable if, in respect of three out of 5 consecutive dealing days following after the date of grant the closing middle market quotation of a share shall have been no less than 87.3 pence ($1.50). The remaining 3,500,000 and 4,000,000 respectively vested immediately.

The following share options were outstanding over ordinary shares of £0.01 each as of December 31, 2005:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.35- 0.50	11,000,000	9.83	$0.50	7,500,000	$0.50
$0.98- 1.50	691,065	8.13	$1.06	—	—

Total	11,691,065		$0.53	7,500,000	$0.50

The Company’s authorized share capital is sufficient to allow the exercise of all options and warrants outstanding as at December 31, 2005.

13.	Redeemable Convertible Preferred Stock & Preference Shares

The redeemable convertible preferred stock and preference shares are recorded in the accompanying balance sheet outside the stockholders’ equity section due to their mandatory redemption feature.

	Series B redeemable convertible preferred stock	Convertible 4% preference shares	4% redeemable preference shares
Number of shares authorized	1,500,850	80,000	90,000

Shares outstanding at December 31, 2003	—	79,000	88,000
Number of shares issued during year	—	—	—
Mandatory redemption during the year	—	(79,000)	(88,000)
Number of shares converted during year	—	—	—

Shares outstanding at December 31, 2004	—	—	—
Number of shares issued during year	—	—	—
Mandatory redemption during the year	—	—	—
Number of shares converted during year	—	—	—

Shares outstanding at December 31, 2005	—	—	—

Subscription price per share	$2.73	$0.005	$0.005
Value based on redemption rate at December 31, 2003	$456,720	$385,520	$456,720

Conversion date and rate to common shares

From January 1, 2003 to December 31, 2003 and January 1, 2004 to December 31, 2004	1:0.5 (issued in 2001)	1:0.5 (issued in 2003)	N/A

Expiry of conversion rights	12/31/2003 (issued in 2001)	12/31/2003	N/A

Conversion at discretion of	Holder	Holder	N/A
Redemption date and amount per share From January 1, 2003 to December 31, 2003 and January 1, 2004 to December 31, 2004		$4.88	$5.19
Redemption at discretion of	Company	Company	Holder
Mandatory redemption date	After 3/31/2003 (issued in 2000); After 3/31/04 (issued in 2001)	03/31/2004	—
Mandatory redemption price	$5.19	$4.88	$5.19
Dividend rate	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December
Voting rights	None	None	None
Preferential liquidation rights	None	None	None

14.	Warrants

During 2005 no unit warrants were issued (2004: none). The total amount of warrants outstanding from the issuance of units is 8,953,895. During 2004 as a part of the bond issue, warrants were issued to the broker in lieu of fees. In 2004, according to the terms of the warrants, the Company served notice on the series A warrants.

The total warrants outstanding as at December 31, 2005 was 12,453,895 (2004: 12,453,895).

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

The following warrants were outstanding over ordinary shares of £0.01 each as at December 31, 2005:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
B	$1.50	1,187,726	1.00	$1.50	1,187,726	$1.50	$2.25
C	$2.00	1,790,593	1.00	$2.00	1,790,593	$2.00	$3.00
D	$2.50	1,852,192	1.00	$2.50	1,852,192	$2.50	$3.75
E	$5.00	1,861,692	1.00	$5.00	1,861,692	$5.00	$7.50
F	$10.00	1,861,692	1.00	$10.00	1,861,692	$10.00	$15.00

Total		8,553,895		$3.67	8,553,895	$3.67

The following warrants were outstanding over ordinary shares of £0.01 each as at December 31, 2004:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
B	$1.50	1,187,726	2.00	$1.50	1,187,726	$1.50	$2.25
C	$2.00	1,790,593	2.00	$2.00	1,790,593	$2.00	$3.00
D	$2.50	1,852,192	2.00	$2.50	1,852,192	$2.50	$3.75
E	$5.00	1,861,692	2.00	$5.00	1,861,692	$5.00	$7.50
F	$10.00	1,861,692	2.00	$10.00	1,861,692	$10.00	$15.00

Total		8,553,895		$3.67	8,553,895	$3.67

The following warrants were outstanding over ordinary shares of £0.01 each as at December 31, 2003:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
A	$1.00	1,862,500	3.00	$1.00	1,862,500	$1.00	$1.50
B	$1.50	1,862,500	3.00	$1.50	1,862,500	$1.50	$2.25
C	$2.00	1,862,500	3.00	$2.00	1,862,500	$2.00	$3.00
D	$2.50	1,862,500	3.00	$2.50	1,862,500	$2.50	$3.75
E	$5.00	1,862,500	3.00	$5.00	1,862,500	$5.00	$7.50
F	$10.00	1,862,500	3.00	$10.00	1,862,500	$10.00	$15.00

Total		11,175,000		$3.67	11,175,000	$3.67

In addition, warrants have been granted over ordinary shares of £0.01 each to the non-executive directors, and at December 31, 2005 the terms were as follows:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
B	$1.50	80,000	1.00	$1.50	80,000	$1.50
C	$2.00	80,000	1.00	$2.00	80,000	$2.00
D	$2.50	80,000	1.00	$2.50	80,000	$2.50
E	$5.00	80,000	1.00	$5.00	80,000	$5.00
F	$10.00	80,000	1.00	$10.00	80,000	$10.00

Total		400,000		$3.67	400,000	$3.67

At December 31, 2004 the following warrants were outstanding:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
B	$1.50	80,000	2.00	$1.50	80,000	$1.50
C	$2.00	80,000	2.00	$2.00	80,000	$2.00
D	$2.50	80,000	2.00	$2.50	80,000	$2.50
E	$5.00	80,000	2.00	$5.00	80,000	$5.00
F	$10.00	80,000	2.00	$10.00	80,000	$10.00

Total		400,000		$3.67	400,000	$3.67

At December 31, 2003 the following warrants were outstanding:

Warrant	Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
A	$1.00	80,000	3.00	$1.00	80,000	$1.00
B	$1.50	80,000	3.00	$1.50	80,000	$1.50
C	$2.00	80,000	3.00	$2.00	80,000	$2.00
D	$2.50	80,000	3.00	$2.50	80,000	$2.50
E	$5.00	80,000	3.00	$5.00	80,000	$5.00
F	$10.00	80,000	3.00	$10.00	80,000	$10.00

Total		480,000		$3.67	480,000	$3.67

These warrants expire on December 31, 2006.

On October 6, 2004 3,500,000 warrants were issued to the broker for professional services. At December 31, 2005 the following warrants were outstanding:

Warrant	Range of exercise prices		Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Broker	$2.11	(£1.15)	1,000,000	3.75	$2.11	1,000,000	$2.11
	$2.30	(£1.265)	1,000,000	3.75	$2.30	1,000,000	$2.30
	$2.54	(£1.38)	1,500,000	3.75	$2.54	1,500,000	$2.54

Total			3,500,000		$2.35	3,500,000	$2.35

These warrants expire on October 6, 2009.

15.	Convertible Debt

On October 6, 2004 the Company raised $8.9 million (£5 million) via the issue of 4.0% unsecured convertible bonds due 2009. The bonds had been privately placed, subject to customary closing conditions, with a leading institutional investor in a fund raising that had been structured and arranged by the broker, who in addition subscribed for warrants over 3.5 million ordinary BioProgress shares.

The bond could be converted into ordinary shares at any time during its term at the option of the bondholder at the conversion price of $2.88 (£1.52) per share. The institutional investor had an option to subscribe for up to a further $8.9 (£5) million of the convertible bonds within the following two years. The bonds were convertible into 3,289,474 fully paid ordinary shares in the Company at any time during the five year life of the bonds.

On June 1, 2005 the Company concluded an agreement to repurchase in full the $9.4 (£5) million, five year 4.0% unsecured convertible bonds that were issued on October 6, 2004. The option to subscribe for further bonds up until October 6, 2006 was also cancelled.

Under this agreement, the $9.4 (£5) million bonds were repurchased for a total consideration of $6.0 (£3.3) million, being $3.4 (£1.7) million less than the carrying value of the bond. This consideration was satisfied by $3.0 (£1.65) million in cash and the issuance of 4,285,714 new shares with a market value of $3.0 (£1.65) million to the Bondholder, representing 3.5 per cent of the enlarged issued share capital of the Company. The number of new shares issued was calculated on the basis of a share price of $0.69 (£0.385), being a 1.3% premium to the closing share price on May 31, 2005.

As there were 996,240 more shares issued on early redemption than would have been issued had the bond been converted under the terms of the original agreement, the provisions of FAS 84 – Induced conversions of convertible debt apply. As such, a debt expense of $3,675,036, being the market value of the 996,240 shares issued amounting to $693,156 plus the cash consideration of $2,981,880, is included in the statement of operations, and paid in capital has increased by $10,023,085 in total as a result of the redemption. Finance costs incurred on the original fund raising had been capitalized in 2004 and were being amortized over the life of the bond. On redemption the carrying value of these costs of $3,867,583 was written off to the statement of operations. The total loss on redemption of the convertible bond, being the debt expense and finance costs written off is $7,542,619 in the statement of operations.

16.	Discontinued Operations

During 2003, the Company’s subsidiaries Aronrate Limited and Prodesign Technology Limited were liquidated which resulted in a net gain of $291,541. The gain represents the net liabilities of the subsidiaries at the time of liquidation and is stated after liquidation costs of $18,365. These companies had no trading activities in the period from January 1, 2003 to the date of liquidation.

17.	Segment and Major Customer Information

The Company has one reportable segment: that of research and development and manufacture of non-gelatin replacement materials for the dietary supplement, pharmaceutical, cosmetics and recreational industries and other related applications. The Company believes that there is only one reportable segment as there is one overall development program for the end users. As there is only one reportable segment, reconciliations have not been deemed necessary.

A summary of the Company’s net sales, identifiable assets, and cash balances by geographical area follows:

	2005	2004	2003
	$	$	$
Net revenue
United States	7,728,222	4,032,589	1,530,329
United Kingdom	276,420	585,975	154,582

	8,004,642	4,618,564	1,684,911

	2005	2004
	$	$
Long-lived assets
United States	2,381,232	2,619,885
United Kingdom	844,590	1,120,362

	3,225,822	3,740,247

	2005	2004
	$	$
Cash balances
United States	1,190,933	893,387
United Kingdom	10,025,515	26,460,211

	11,216,448	27,353,598

Sales and purchases between billing locations have been accounted for on the basis of prices set between the geographic areas, generally at cost plus 15%. Identifiable assets by geographic area are those assets that are used in the Company’s operations in each location. Net revenue by geographic area has been determined based upon the country from which the product was shipped or services provided.

18.	Subsequent Events

a)	Acquisition of Dexo SA

On January 5, 2006, BioProgress PLC acquired the whole issued share capital of Dexo S.A. (“Dexo”), a French specialty pharmaceutical company. This acquisition was through a newly formed vehicle, Dexo.

BioPharm Limited (“Dexo BioPharm”), signals a significant change from a drug delivery and material sciences company into an integrated specialty pharmaceutical and healthcare business, which can develop and market its core technologies in combination with other innovative products.

The consideration for the acquisition of Dexo was €12,500,000 ($14,975,000). €8,000,000 ($9,584,000) was paid in cash and €4,500,000 ($5,391,000) in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares.

The Company issued 12,285,328 shares at a price of £0.47 ($0.82) on January 3, 2006 for cash, in order to part finance the Dexo deal.

b)	Acquisition of Segix Farma S.R.L.

On July 14, 2006 the Company acquired the entire issued and to be issued share capital of Segix Farma S. R. L. (“Segix”), an Italian specialty pharmaceutical company based near Rome. The acquisition was made through a newly-formed subsidiary of Dexo BioPharm Limited, the Company’s pharmaceutical division.

The consideration for the acquisition, of up to €1,950,000, will be satisfied in cash and equity in BioProgress PLC. The cash element comprises a payment of €700,000 on completion, and a further payment to reflect the stock and net cash of Segix held on completion. The equity element comprises up to €1,250,000 in sterling denominated ordinary shares, contingent upon certain events occurring, including the extension or renewal of various product distribution agreements. The shares to be issued will be subject to lock-in periods of up to eighteen months.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1.1	Certificate of Incorporation(7)

2.1	Specimen Share Certificate(7)

2.2	Memorandum of Association(7)

2.3	Articles of Merger(7)

2.4	Articles of Association adopted as of June 20, 2006(11)

2.5	Audit Committee Terms of Reference(11)

4.1	Reorganization Agreement between the Company and BioProgress Technology (2)

4.2	Acquisition Agreement—DHA Nutrition(3)

4.3	Acquisition Agreement—BioProgress Limited (UK)(3)

4.4	Amendment to Acquisition Agreement—BioProgress Limited (1)

4.5	Employment Agreement—Edward I. Nowak(3)

4.6	Professional Services Agreement—The Jade Partnership International, Inc.(3)

4.7	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(3)

4.8	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(3)

4.9	TruTona Purchase Agreement(3)

4.10	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(4)

4.11	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(4)

4.12	Master License Agreement, dated as of February 3, 2004, between FMC Corporation (“FMC”) and BioProgress Technology International, Inc. a Nevada Corporation which is a wholly owned subsidiary of the Company (8)*

4.13	Framework Agreement, dated as of February 3, 2004, between FMC and the Company (8)*

4.14	Intellectual Property License Agreement, dated as of March 8, 2004, between BioProgress Technology International, Inc., Perrigo R&D Company and Perrigo Company (8)*

4.15	Equipment Purchase Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.16	Film Supply Agreement, dated February 3, 2004, between FMC Corporation, FMC BioPolymer and the Company (8)*

4.17	Option Agreement—Barry J. Muncaster(5)

4.18	Option Agreement—Edward Nowak(5)

4.19	Option Agreement—Gregory L. Bowers(5)

4.20	Option Agreement—Graham R. M. Hind(5)

4.21	Option Agreement—James T. C. Longley(5)

4.22	Option Agreement—Larry C. Shattles(5)

4.23	Option Agreement—Malcolm D. Brown(5)

4.24	Premises lease—Hostmoor property(6)

4.25	Agreement to lease—Hostmoor property(6)

4.26	Agreement for Supply of Prototype Machine, dated July 10th, 2001, between the Company and Farmasierra, S.A.(6)

Exhibit No.	Description of Exhibits
4.27	2002 Common Stock Offering of up to 600 units, including warrants(6)

4.28	Product Development Agreement, dated November 26, 2001, between the Company and The Boots(7)

4.29	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company and Boots Healthcare International Limited (7)

4.30	License Agreement between Convatec, a division of E.R. Squibb & Sons, L.L.C. and BioProgress Technology International, Inc., together with an amendment dated 11 November 2002(7) *

4.31	Consultancy Agreement, dated March 10, 2003, between Barry J. Muncaster and the Company (7)

4.32	Agreement and Plan of Merger and First Amendment thereto (7)

4.33	Loan Agreement, dated January 29, 2003, between BioProgress Technology International, Inc. and Farmasierra, S.A. (7)

4.34	Memorandum of Variation #7, dated as of August 22, 2002, between BioProgress Technology International, Inc. and Consolidated EcoProgress Technology, Inc. (7)

4.35	Service Agreement, dated April 17, 2003, between the Company and Graham Hind(7)

4.36	Deed of Termination, dated April 7, 2004, among Peter Black Advanced Technologies Limited, Peter Black Healthcare Limited, BioProgress Technology International, Inc. and BioProgress Technology Limited (8)

4.37	Asset Purchase Agreement, dated March 7, 2004, by and among Bio Films LLC, Aquafilm LLC, Aquafilm USA, Inc. and Each of the Stockholders of Aquafilm, Inc. (8)

4.38	Service Agreement, dated April 17, 2003, between the Company and Malcolm David Brown (7)

4.39	Appointment as Non-Executive Director, between the Company and Peter Glynn-Jones (8)

4.40	Appointment as Non-Executive Director, between the Company and Alan Clarke (8)

4.41	Appointment as Non-Executive Director, between the Company and Graham Cole (8)

4.42	Appointment as Non-Executive Director, between the Company and Tony Fabrizi (10)

4.43	Subscription Agreement, dated September 30th, 2004, between the Company, the Investor named therein and Collins Stewart Limited (10)

4.44	Supplemental Agreement, dated June 1st, 2005, between the Company and Citadel Equity Fund Ltd (10)

4.45	Equipment Purchase Agreement, dated February 3rd, 2004, between Harro Hoefliger Verpackungsmaschinen GmbH and the Company (10)

4.46	Agreement for the developments of a proof-of-principal automated tablet encapsulating machine, dated March 2nd, 2005, between the GB Innomech Limited and BioProgress Technology Limited (10)

4.47	Agreement relating to Production of XGel™ Film, dated February 4th, 2005, between the Biocustom Limited and Custom Pharmaceuticals Limited (10)

4.48	Supply Agreement, dated September 30th, 2004, between Bio Tec Films, LLC and AXM Pharma (Shenyang) Inc. (10)*

4.49	Net Lease – Florida property (10)

4.50	Net Lease – Florida property (10)

4.51	Deposit Agreement relating to American Depositary Receipts, dated September 9th, 2004, between the Company and JPMorgan Chase Bank and the Holders of American Depositary Receipts (9)

Exhibit No.	Description of Exhibits
4.52	Resignation as Non-Executive Director, between the Company and Tony Fabrizi (11)

4.53	Rules of Executive Share Option Scheme 2005 (11)

4.54	Contract for Sale – Hostmoor property (11)

4.55	Form of Joint Venture Agreement, dated December 20th, 2005, between Dexo Biopharm Limited, Crescent Pharma Limited, Luma Auchi, Mohammed Aldoori and Dexo Biogenerics Limited (11)

4.56	License Agreement, dated December 20th, 2005, between Crescent Pharma Limited and Dexo Biogenerics Limited (11)

4.57	License Agreement, dated December 20th, 2005, between the Company and Dexo Biogenerics Limited (11)

4.58	Loan Agreement, dated December 20th, 2005, between Dexo Biopharm Limited and Dexo Biogenerics Limited (11)

4.59	Services Agreement, dated December 20th, 2005, between the Company and Dexo Biogenerics Limited (11)

4.60	Services Agreement, dated December 20th, 2005, between Crescent Pharma Limited and Dexo Biogenerics Limited (11)

4.61	Share Purchase Agreement, dated December 20th, 2005, between the Company and Dexo Biopharm France-In-Formation (11)

4.62	Orderly Market Agreement, dated January 6th, 2006, between the Company, Bridgewell Securities Limited and the Shareholders (11)

4.63	Lock-up Agreement, dated January 5, 2006, between the Company, Bridgewell Securities Limited and the Shareholders (11)

4.64	Appointment as Non-Executive Director, between the Company and Tony Knight (11)

4.65	Appointment as Non-Executive Director, between the Company and Alan Clarke (11)

4.66	Appointment as Non-Executive Director, between the Company and Peter Ibbetson (11)

4.67	Research Collaboration and Option Agreement, dated May 3rd, 2006, between Dexo Biopharm Limited and Uluru Inc. (11)

4.68	Service Agreement, dated June 14th, 2006, between the Company and Peter Keen (11)

4.69	License to Assign and Authorized Guarantee Agreement – Hostmoor property (11)

4.70	Transfer of Title – Hostmoor property (11)

4.71	Premises lease – Science Park property (11)

8.1	List of the Company’s Subsidiaries (11)

10.1	Consent of Grant Thornton UK LLP (11)

11.1	Code of Conduct of the Company, effective as of 8 June 2006 (11)

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer(11)

13.1	Section 1350 Certification of Chief Executive Officer(11)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.
(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.
(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.
(7)	Filed as an exhibit to the Registration Statement/Proxy Statement of BioProgress PLC and BioProgress Technology International, Inc. filed December 20, 2002 and amended March 19, 2003, May 7, 2003 and May 16, 2003 (Registration Number 333-102045).
(8)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2003.

(9)	Filed as an exhibit to the Company’s Form F-6 dated September 21, 2004.
(10)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2004.
(11)	Filed as an exhibit herewith.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.